As Filed with the Securities and Exchange Commission on June 25, 2026.
1933 Act Registration No. 333-255932
1940 Act Registration No. 811-23665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 9	☒

Invesco Dynamic Credit Opportunity Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

11 Greenway Plaza, Houston, Texas 77046-1173
(Address of Principal Executive Office)
(713) 626-1919
(Registrant’s Telephone Number, including Area Code)
Melanie Ringold, Esquire
11 Greenway Plaza, Houston, TX 77046-1173
(713) 626-1919
(Name and Address of Agent for Service)

Copies to:
Taylor V. Edwards, Esquire Invesco Advisers, Inc. 225 Liberty Street, 15 Floor New York, NY 10281-1087	Matthew R. DiClemente, Esquire Mena M. Larmour, Esquire Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, Pennsylvania 19103-7018

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
If appropriate, check the following box:
☒
Check box if any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan.

It is proposed that this filing will become effective:
☐	when declared effective pursuant to section 8(c)
☐	immediately upon filing pursuant to paragraph (b) of Rule 486
☒	on June 26, 2026 pursuant to paragraph (b) of Rule 486
☐	60 days after filing pursuant to paragraph (a) of Rule 486
☐	on (date) pursuant to paragraph (a) of Rule 486
If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed registration statement.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act and the Securities
Act registration number of the earlier effective registration statement for the same offering is

Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Prospectus
June 26, 2026
Class: A (XCRTX), AX (XAXCX), Y (XCYOX), R6 (XCRRX)

Invesco Dynamic Credit Opportunity Fund
Class AX shares offered by this prospectus are offered only to grandfathered investors.
The U.S. Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
An investment in the Fund:
■
is not FDIC insured;
■
may lose value; and
■
is not guaranteed by a bank.

The Fund. Invesco Dynamic Credit Opportunity Fund (the Fund) is organized as a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as a diversified, closed-end management investment company that is operated as an interval fund.
Investment Objectives. The Fund’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation. There can be no assurance that the Fund will achieve its investment objectives. You should carefully consider the risks of investing in the Fund. See “Risks.”
Offerings. This prospectus offers four classes of common shares of beneficial interest (collectively, the Shares or Common Shares) of the Fund, designated as Class A (Class A Shares), Class AX (Class AX Shares), Class Y (Class Y Shares) and Class R6 (Class R6 Shares). The Fund continuously offers its Class A Shares, Class Y Shares and Class R6 Shares through Invesco Distributors, Inc. (Invesco Distributors), as principal underwriter, and through selected broker-dealers and financial services firms. Class AX Shares of the Fund are closed to new investors. Only investors who have continuously maintained an account in Shares of Invesco Dynamic Credit Opportunities Fund, the Fund’s predecessor fund, prior to the reorganization of the predecessor fund into the Fund effective November 1, 2021 (the “Reorganization”), may continue to make additional purchases in their accounts in Class AX Shares of the Fund. All references in this Prospectus to Class A shares shall include Class AX unless otherwise noted. Invesco Distributors is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to sell the Shares. During the continuous offering, Shares will be sold at their offering price, which is net asset value per Share for each class of Shares plus sales charges, where applicable. See “Fees and Expenses of the Fund” and “Distribution of Securities.” The expenses of issuance and distribution are included as “Other Expenses” under the section “Fees and Expenses of the Fund.”
Interval Fund. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (defined below) pursuant to which it, subject to applicable law, will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at net asset value (“NAV”), subject to certain conditions. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased.
Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. See “Share Repurchase Program.”
The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable and no market is expected to develop. Even though the Fund will make quarterly repurchase offers to repurchase a portion of the outstanding Shares to try to provide liquidity to shareholders, you should consider the Shares to have limited liquidity and to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time. See “Risks —Other Risks Relating to the Fund — Repurchase Offer Risks.”
Principal Investment Strategies. The Fund seeks to achieve its investment objectives by dynamically allocating its assets across opportunities primarily presented by credit-related instruments of public and private issuers which operate in a variety of industries and geographic regions located throughout the world depending on current market conditions and the Fund's outlook over time. Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in credit-related instruments and in derivatives that have economic characteristics and provide investment exposure similar to credit-related instruments. For purposes of the Fund’s 80% investment policy, credit-related instruments include, but are not limited to: (i) senior secured floating rate and fixed rate loans (“Senior Loans”), including loans originated directly or indirectly by the Fund; (ii) second lien, subordinated, mezzanine or unsecured floating rate and fixed rate loans; (iii) other fixed rate or floating rate debt
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obligations, including high-yield bonds; (iv) preferred securities; (v) structured products; and (vi) asset-based loans. Credit-related instruments include both public and private market issuances. “Structured products” include credit-linked notes, collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other structured finance or securitized obligations. “Asset-based loans” are loans by the Fund that are secured by specified assets of the relevant borrower, such as accounts receivable, inventory, equipment, intellectual property rights, royalties or securities or other financial assets. In these lending arrangements, the amount of credit available to a borrower is frequently determined by reference to a “borrowing base,” which generally equals the aggregate value of the assets securing the loan that meet specified eligibility criteria multiplied by an advance rate. The Fund’s asset based lending arrangements may include loans secured by royalties, equipment leasing, litigation finance, real assets, insurance solutions, and specialty finance solutions, among other assets. The Fund may invest in swaps, including credit default swaps, total return swaps, index swaps and interest rate swaps and forward foreign currency contracts.
Derivatives and other instruments that provide investment exposure to the investments that are subject to the 80% investment policy stated above and derivatives that provide investment exposure to one or more market risk factors associated with such investments may be included in the Fund's 80% investment policy.
The Fund also may invest up to 20% of its total assets in equity securities, including common stocks, rights and warrants.
The Fund may originate Senior Loans and other loans directly with a borrower or indirectly through investments in one or more wholly-owned subsidiaries of the Fund (each, a “Subsidiary”). The Fund may originate loans in order to obtain exposure to middle market loan transactions which will generally be first and second lien Senior Loans. Such borrowers may have credit ratings that are determined by one or more NRSROs to be below investment grade (or, in the case of unrated borrowers, determined by Invesco Advisers, Inc. (“Invesco” or the “Adviser”), one of the Fund's investment affiliated sub-advisers (the “Sub-Advisers”), Barings LLC (“Barings”) or Baring International Investment Limited (“BIIL”) (Invesco, the Sub-Advisers, Barings and BIIL are collectively referred to herein as the “Investment Managers”) to be comparable to borrowers rated below investment grade). The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade (or unrated but deemed to be of comparable quality), other than pursuant to any applicable law.
Currently, the Fund participates in direct lending opportunities through its indirect wholly-owned subsidiary, Invesco Dynamic Credit Opportunities Loan Origination LLC (the “LLC”), a Delaware limited liability company. The Fund owns all beneficial and economic interests in Invesco Dynamic Credit Opportunities Loan Origination Trust (the “Loan Origination Trust”), a Massachusetts business trust, which in turn owns all beneficial and economic interests in the LLC. The Fund may also invest a portion of its assets indirectly through one or more other wholly-owned subsidiaries organized as a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes (each, a “Blocker Subsidiary,” and together, the “Blocker Subsidiaries”). The Fund may employ a Blocker Subsidiary if it believes it is desirable to do so to comply with the requirements for qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended, such as in connection with equity interests in operating partnerships that may be received as a result of restructurings of its loan and other debt holdings.
The Fund may co-invest with certain other persons, including certain affiliates of the Investment Managers and certain funds managed and controlled by the Investment Managers and their respective affiliates, subject to certain terms and conditions outlined in Exemptive Orders granted to the Investment Managers by the Securities and Exchange Commission (SEC). The Fund may co-invest with such other persons in Senior Loans and other loans, including loans directly originated by the Fund and such other persons, all in accordance with the terms and conditions of the Exemptive Orders and related compliance policies.
The Fund may invest, without limitation, in loans and securities rated below investment grade (that is, rated Ba or lower by Moody’s or BB or lower by S&P), which are commonly referred to as “junk” securities. The Fund may also invest in unrated loans and securities determined by the applicable Investment Manager to be of comparable quality to securities rated below investment grade, each at the time of purchase. Any of the Fund’s investments may be issued by non-stressed, stressed and distressed issuers, including issuers in bankruptcy.
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Under normal market conditions, the Fund will not invest more than 20% of its total assets in obligations not making current interest and principal payments when due.
From time to time, the Fund may also invest in short-term debt securities such as U.S. government securities, commercial paper and other money market instruments and cash equivalents. The Fund may invest in credit securities of any maturity or duration.
The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid, including securities restricted as to resale such as those contained in Rule 144A promulgated under the Securities Act of 1933, as amended, and other types of exempt securities.
The Fund will invest in obligations of U.S. and non-U.S. issuers and such obligations may be U.S. dollar denominated as well as non-U.S. dollar denominated. To address foreign currency risks, the Fund may enter into foreign currency swaps and other hedging transactions. Under normal market conditions, the Fund expects to invest in issuers located anywhere in the world.
The Fund may invest in credit-related instruments of any maturity or duration, and although the Fund will not be managed to target a specific maturity or duration, given the nature of the Fund’s portfolio, the Fund’s portfolio generally is expected to have a low average duration (generally, four years or less).
You should carefully consider the risks of investing in the Fund. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest. The Fund may also invest without limitation in below investment grade securities, which are often referred to as high-yielding, high-risk investments or “junk” investments. These investments are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal when due. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. See “Risks” beginning on page 21 of this prospectus.
Unlisted Closed-End Fund. An investment in the Fund is subject to, among others, the following risks:
• There is not expected to be any secondary trading market in the Shares.
• Unlike many other closed-end funds, the Shares are not listed on any securities exchange. The Fund will provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5%).
• Fund shareholders (“Shareholders”) should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. An investment in the Fund is considered to be an illiquid investment.
• An investor will pay a sales load of up to 3.25% on Class A Shares.
• There is no assurance that dividends and other distributions paid by the Fund will be maintained at any level or that dividends or other distributions will be paid at all, and the amount of dividends and other distributions that the Fund may pay, if any, is uncertain.
• Although the Fund does not intend to use offering proceeds to fund distributions, the Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through dividends and other distributions will be distributed after payment of fees and expenses.
• A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
A-3

Investing in Shares involves a high degree of risk. See “Risks” beginning on page 21 of this prospectus.

	Per Class A Share	Per Class AX Share	Per Class Y Share	Per Class R6 Share
Public Offering Price	Current NAV, plus sales load	N/A	Current NAV	Current NAV
Sales Load(1)	3.25%	N/A	None	None
Proceeds to the Fund (Before Expenses)(2)	Amount invested at current NAV	N/A	Amount invested at current NAV	Amount invested at current NAV
(1) Generally, the stated minimum initial investment by an investor in the Fund is $1,000 with respect to Class A Shares and Class Y Shares and $1 million for Class R6 Shares, which stated minimums may be reduced for certain investors. Investors purchasing Class A Shares may be charged a sales load of up to 3.25% of the investor’s net purchase. The Sales Load and Proceeds to the Fund (Before Expenses) line items in the table assume the maximum sales load on Class A Shares is charged on an amount of gross sales equal to the amount registered hereunder.
(2) Assumes all amounts currently registered are sold in the continuous offering. The Adviser (as defined below) will also bear certain ongoing offering costs associated with the Fund’s continuous offering.
Structure. The Fund does not currently intend to list its Shares for trading on any securities exchange and does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described below. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.
Investment Adviser. Invesco Advisers, Inc. is the Fund’s investment adviser.
Sub-Advisers. Invesco Senior Secured Management, Inc., Invesco Asset Management Limited and Barings LLC serve as the Fund’s investment sub-advisers. Baring International Investment Limited serves as the Fund's investment sub-sub-adviser.
Securities Offered. The Fund offers its Class A, Class Y and Class R6 Shares on a continuous basis. Class AX Shares of the Fund are closed to new investors. Only investors who have continuously maintained an account in Shares of Invesco Dynamic Credit Opportunities Fund, the Fund’s predecessor fund, prior to the closing of the Reorganization may continue to make additional purchases in their accounts in Class AX Shares of the Fund. All references in this prospectus to Class A shares shall include AX shares unless otherwise noted. With respect to Class A Shares and Class Y Shares, the minimum initial investment is $1,000 for regular accounts; subsequent investments in Class A Shares may be made with at least $50. With respect to Class R6 Shares, the minimum initial investment is $1 million for all accounts. Class R6 shares of the Fund are available for use by Employer Sponsored Retirement and Benefit Plans, held either at the plan level or through omnibus accounts. There is no minimum initial investment for Employer Sponsored Retirement and Benefit Plans investing through a retirement platform that administers at least $2.5 billion in retirement plan assets. All other Employer Sponsored Retirement and Benefit Plans must meet a minimum initial investment of at least $1 million in each Fund in which it invests.
The minimum initial investment for all other institutional investors is $1 million, unless such investment is made by (i) an investment company, as defined under the Investment Company Act of 1940, as amended (1940 Act), that is part of a family of investment companies which own in the aggregate at least $100 million in securities, or (ii) an account established with a 529 college savings plan managed by Invesco, in which case there is no minimum initial investment.
Class R6 shares of the Fund are also available through an intermediary that has agreed with Invesco Distributors, Inc. to make such shares available for use in retail omnibus accounts. There are no minimum investment amounts for Class R6 shares held through retail omnibus accounts where the intermediary:
• generally charges an asset-based fee or commission in addition to those described in this prospectus; and
• maintains Class R6 shares and makes them available to retail investors.
With respect to Class A Shares and Class Y Shares, Invesco Distributors (Distributor) or its designee has the discretion to accept orders on behalf of its clients for lesser amounts. Shares are being offered through the Distributor and through selected
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broker-dealers and financial services firms. Shares are sold at their offering price, which is NAV per Share for such class of Shares, plus any applicable sales load. The Distributor pays the broker-dealers and financial services firms participating in the continuous offering.
This prospectus provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information about the Fund, dated June 26, 2026 (Statement of Additional Information), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. The Statement of Additional Information, the Fund’s annual report and semi-annual report and other information filed with the SEC, can be obtained upon written or oral request without charge from our website at www.invesco.com/us. You may also get a copy of any of these materials, request other information about the Fund and make other inquiries by calling (800) 959-4246. The Statement of Additional Information, other material incorporated by reference into this prospectus and other information about SEC registrants, including the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.
Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
A-5        Invesco Dynamic Credit Opportunity Fund

        Invesco Dynamic Credit Opportunity Fund

Summary of Terms
This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the Statement of Additional Information.
THE FUND
The Fund is a Delaware statutory trust that is registered under the 1940 Act as a diversified, closed-end management investment company. The Fund is operated as an “interval fund” (as defined below).
The Fund offers four separate classes of Shares designated as Class A Shares, Class AX Shares, Class Y Shares and Class R6 Shares. Class A Shares, Class AX Shares, Class Y Shares and Class R6 Shares are subject to different fees and expenses. The Fund may offer additional classes of Shares in the future. All references in this prospectus to Class A shares shall include AX shares unless otherwise noted.
THE ADVISER
Invesco Advisers, Inc. (“Invesco” or the “Adviser”), is an indirect wholly owned subsidiary of Invesco Ltd. As investment adviser, Invesco supervises all aspects of the Fund’s operations and provides investment advisory services to the Fund. The Adviser carries out its duties, subject to the policies established by the Fund’s Board of Trustees (the “Board”), under an investment advisory agreement (the “Investment Advisory Agreement”) with the Fund that states the Adviser’s responsibilities.
Invesco Senior Secured Management, Inc. (“Invesco Senior Secured Management”) and Invesco Asset Management Limited (“Invesco Asset Management”) serve as the Fund’s investment sub-advisers. Additionally, Barings LLC (“Barings”) serves as a sub-adviser to the Fund pursuant to a Sub-Advisory Agreement between Barings and Invesco and Baring International Investment Limited (“BIIL”) serves as a sub-sub-adviser to the Fund pursuant to a Sub-Sub-Advisory Agreement between Barings and BIIL. Invesco, Invesco Senior Secured Management, Invesco Asset Management, Barings and BIIL are collectively referred to herein as the “Investment Managers”.
INVESTMENT OBJECTIVES
The Fund’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation. There can be no assurance that the Fund will achieve its investment objectives.
INVESTMENT POLICIES OF THE FUND
The Fund seeks to achieve its investment objectives by dynamically allocating its assets across opportunities primarily presented by credit-related instruments of public and private issuers which operate in a variety of industries and geographic regions located throughout the world depending on current market conditions and the Fund's outlook over time.
Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in credit-related instruments and in derivatives that have economic characteristics and provide investment exposure similar to credit-related instruments. For purposes of the Fund’s 80% investment policy, credit-related instruments include, but are not limited to: (i) senior secured floating rate and fixed rate loans (“Senior Loans”), including loans originated directly or indirectly by the Fund; (ii) second lien, subordinated, mezzanine or unsecured floating rate and fixed rate loans; (iii) other fixed rate or floating rate debt obligations, including high-yield bonds; (iv) preferred securities; (v) structured products; and (vi) asset-based loans. Credit-related instruments include both public and private market issuances. “Structured products” include credit-linked notes, collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other structured finance or securitized obligations. “Asset-based loans” are loans by the Fund that are secured by specified assets of the relevant borrower, such as accounts receivable, inventory, equipment, intellectual property rights, royalties or securities or other financial assets. In these lending arrangements, the amount of credit available to a borrower is frequently determined by reference to a “borrowing base,” which generally equals the aggregate value of the assets securing the loan that meet specified eligibility criteria multiplied by an advance rate. The Fund’s asset based lending arrangements may include loans secured by royalties, equipment leasing, litigation finance, real assets, insurance solutions, and specialty finance solutions, among other assets. The Fund may invest in swaps, including credit default swaps, total return swaps, index swaps and interest rate swaps and forward foreign currency contracts.
Derivatives and other instruments that provide investment exposure to the investments that are subject to the 80% investment policy stated above and derivatives that provide investment exposure to one or more market risk factors associated with such investments may be included in the Fund's 80% investment policy.
The Fund also may invest up to 20% of its total assets in equity securities, including common stocks, rights and warrants.
The Fund may originate Senior Loans and other loans directly with a borrower or indirectly through investments in one or more wholly-owned subsidiaries of the Fund (each, a “Subsidiary”). The Fund may originate loans in order to obtain exposure to middle market loan transactions which will generally be first and second lien Senior Loans. Such borrowers may have credit ratings that are determined by one or more NRSROs to be below investment grade (or, in the case of unrated borrowers, determined by the applicable Investment Manager to be comparable to borrowers rated below investment grade). The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade (or unrated but deemed to be of comparable quality), other than pursuant to any applicable law.
Currently, the Fund participates in direct lending opportunities through its indirect wholly-owned subsidiary, Invesco Dynamic Credit Opportunities Loan Origination LLC (the “LLC”), a Delaware limited liability company. The Fund owns all beneficial and economic interests in Invesco Dynamic Credit Opportunities Loan Origination Trust (the “Loan Origination Trust”), a Massachusetts business trust, which in turn owns all beneficial and economic interests in the LLC. The Fund may also invest a portion of its assets indirectly through one or more other wholly-owned subsidiaries organized as a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes (each, a “Blocker Subsidiary,” and together, the “Blocker Subsidiaries”). The Fund may employ a Blocker Subsidiary if it believes it is desirable to do so to comply with the requirements for qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended, such as in connection with equity interests in operating partnerships that may be received as a result of restructurings of its loan and other debt holdings.
The Fund may co-invest with certain other persons, including certain affiliates of the Investment Managers and/or certain funds managed and controlled by the Investment Managers or their respective affiliates, subject to certain terms and conditions outlined in Exemptive Orders granted to the Investment Managers by the SEC. The Fund may co-invest with such other persons in Senior Loans and other loans, including loans directly originated by the Fund and such other persons, all in accordance with the terms and conditions of the Exemptive Orders and related compliance policies.
The Fund may invest, without limitation, in loans and securities rated below investment grade (that is, rated Ba or lower by Moody’s or BB or lower by S&P), which are commonly referred to as “junk” securities. The
1        Invesco Dynamic Credit Opportunity Fund

Fund may also invest in unrated loans and debt securities determined by the applicable Investment Manager to be of comparable quality to loans or securities rated below investment grade. The Fund’s investments may be issued by non-stressed, stressed and distressed issuers, including issuers in bankruptcy.
Under normal market conditions, the Fund will not invest more than 20% of its total assets in obligations not making current interest and principal payments when due.
From time to time, the Fund may also invest in short-term debt securities such as U.S. government securities, commercial paper and other money market instruments and cash equivalents.
The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid, including securities that are unregistered under the Securities Act of 1933, as amended, or are only resalable pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended.
The Fund will invest in obligations of U.S. and non-U.S. issuers and such obligations may be U.S. dollar denominated as well as non-U.S. dollar denominated. To address foreign currency risks, the Fund may enter into foreign currency swaps and other hedging transactions. Under normal market conditions, the Fund expects to invest in issuers located anywhere in the world.
The Fund may invest in credit -related instruments of any maturity or duration, and although the Fund will not be managed to target a specific maturity or duration, given the nature of the Fund’s portfolio, the Fund’s portfolio generally is expected to have a low average duration (generally, four years or less).
PORTFOLIO CONTENTS
The Fund’s portfolio will consist of some combination of the following types of investments:
Senior Loans. Senior Loans are business loans made to borrowers that may be corporations, partnerships or other entities that operate in a variety of industries and geographic regions. Senior Loans generally are negotiated between a borrower and several financial institution lenders represented by one or more lenders acting as agent of all the lenders. Senior Loans hold (or in the judgment of the applicable Investment Manager, hold) a senior position in the capital structure of U.S. and foreign corporations, partnerships or other business entities that, under normal circumstances, allow them to have priority of claim ahead of (or at least as high as) other obligations of a borrower in the event of liquidation. The Fund may act as one of the group of original lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. The Fund will only acquire participations if the lender selling the participation and any other persons positioned between the Fund and the lender has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined to be of comparable quality and has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.
The Fund generally acquires Senior Loans of borrowers that, among other things, in an Investment Manager’s judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Investment Manager. The Fund may invest in Senior Loans secured by specific assets of the borrower, and may also invest in loans that are not secured by specific collateral. The Fund may purchase and retain in its portfolio Senior Loans of borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by a creditor.
There is no minimum rating or other independent evaluation of a borrower or its securities limiting the Fund’s investments. There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but deemed to be of comparable quality.
Certain of the loans, loan participations or assignments acquired by the Fund may involve unfunded commitments of the lenders or revolving credit facilities under which a borrower may from time to time borrow and repay amounts up to the maximum amount of the facility. In such cases, the Fund would have an obligation to advance its portion of such additional borrowings upon the terms specified in the loan documentation. Such an obligation may have the effect of requiring the Fund to increase its investment in a company at a time when it might not be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid).
Below Investment Grade Securities, Unrated Securities and Distressed Issuers. The Fund may invest, without limitation, in below investment grade debt securities (that is, securities rated Ba or lower by Moody’s or BB or lower by S&P), which are commonly referred to as “junk” securities or in unrated debt securities determined by the applicable Investment Manager to be of comparable quality, each at the time of purchase. Any of the Fund’s investments may be issued by non-stressed, stressed and distressed issuers (as defined under “Investment Objectives and Policies — Investment Policies of the Fund”), including issuers in bankruptcy.
Asset-Based Loans. The Fund may invest in (or originate) asset-based loans of private and public companies, which are loans that are backed by assets of the relevant borrower. These loans are underwritten on an asset value basis, often in addition to the borrower’s cash flow. Collateral for these loans may include hard assets and/or financial assets, including royalties, equipment leasing, litigation finance, real assets, insurance solutions, and specialty finance solutions, among other assets. These investments may include corporate, residential, commercial, consumer, infrastructure, or portfolio finance lending. These loans may include secured loans, unsecured loans, securitized portfolios of receivables, secured credit backed by physical assets, and other credit-related investments. The Fund’s investments in asset-based loans may be in any country or region throughout the world. The Fund may gain investment exposures either directly or through a wholly-owned subsidiary.
Structured Products and Derivatives. The Fund also may invest in structured products, including CDOs, CBOs, CLOs, structured notes, credit-linked notes and other types of structured products. The Fund can invest in derivative instruments including swap contracts, options, futures contracts and forward foreign currency contracts.
Co-Investment. The Fund may co-invest with certain other persons, including certain affiliates of the Investment Managers and certain funds managed and controlled by the Investment Managers and their respective affiliates, subject to certain terms and conditions outlined in Exemptive Orders granted to the Investment Managers by the SEC. The Fund may co-invest with such other persons in Senior Loans and other loans, including loans directly originated by the Fund and such other persons, all in accordance with the terms and conditions of the Exemptive Orders and related compliance policies.
Other Investments
Securities of Other Investment Companies. The Fund may invest its assets in securities of other open- and closed-end investment companies, including affiliated registered investment companies to the extent permitted by the 1940 Act.
Zero Coupon and Pay-in-Kind Securities. Zero coupon and pay-in-kind securities do not immediately produce cash income. These securities are issued at an original issue discount, with the full value, including accrued interest, paid at maturity. Interest income may be reportable annually, even though no annual payments are made.
A zero coupon bond is a bond that does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, its return comes from the difference between the purchase price and its maturity value.
Pay-in-kind securities are securities that have interest payable by delivery of additional securities.
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Special tax considerations are associated with investing in certain lower-grade securities, such as zero coupon or pay-in-kind securities.
Repurchase Agreements and Reverse Repurchase Agreements. The Fund may engage in repurchase agreements with broker-dealers, banks and other financial institutions to earn incremental income on temporarily available cash which would otherwise be uninvested. The Fund may also borrow through entering into reverse repurchase agreements under which the Fund sells portfolio securities to financial institutions such as banks and broker-dealers and agrees to repurchase them at a particular date and price. The Fund may utilize reverse repurchase agreements when it is anticipated that the interest income to be earned from the investment of the proceeds of the transaction is greater than the interest expense of the transaction.
When Issued and Delayed Securities. The Fund may purchase and sell securities on a “when-issued” or “delayed delivery” basis whereby the Fund buys or sells a security with payment and delivery taking place in the future. The payment obligation and the interest rate are fixed at the time the Fund enters into the commitment. No income accrues to the Fund on securities in connection with such transactions prior to the date the Fund actually takes delivery of such securities.
Restricted and Exempt Securities. The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid, including securities that are unregistered under the Securities Act of 1933, as amended, or are only resalable pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended.
Warrants. Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. Warrants are usually freely transferable.
Temporary Investments. During periods in which the Fund believes that changes in economic, financial or political conditions make it advisable to do so, the Fund may, for temporary defensive purposes, reduce its primary investment holdings and use a different investment strategy for defensive purposes.
USE OF LEVERAGE
The Fund may utilize financial leverage (i.e., borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares) (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objectives and primary investment strategy) to benefit the Fund’s Common Shares.
The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. Currently, the Fund employs financial leverage by borrowing through a credit facility (as defined herein).
Credit Facility. The Fund has entered into a $200 million revolving credit and security agreement (as from time to time amended, supplemented, waived or modified, the “Credit Agreement”), with two financial institutions. As of June 1, 2026, the Fund’s outstanding borrowings under the Credit Facility were approximately $88 million, which represented approximately 22.60% of the Fund’s total assets as of such date. The Credit Agreement is secured by the assets of the Fund, including the assets held by the LLC. The LLC provides a supporting guarantee of the obligations of the Fund under the Credit Agreement.
The Fund and the LLC are subject to certain covenants relating to the Credit Agreement and related credit facility documentation. Failure to comply with these restrictions could cause the acceleration of the repayment of the amount outstanding under the Credit Agreement.
Preferred Shares. The Fund may authorize and issue preferred shares with rights as determined by the Board of Trustees, by action of the Board of Trustees without prior approval of the holders of the Common Shares.
RISKS
The principal risks of investing in the Fund are:
Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The credit analysis applied to the Fund’s debt securities may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.
Senior Loans and Other Loans Risk. Risks associated with an investment in Senior Loans include credit risk, interest rate risk, liquidity risk, valuation risk and prepayment risk. These risks are typically associated with debt securities but may be heightened in part because of the limited public information regarding Senior Loans. Senior Loans generally are floating rate loans, which are subject to interest rate risk as the interest paid on the floating rate loans adjusts periodically based on changes in widely accepted reference rates. Lack of an active trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads and extended trade settlement periods may impair the Fund’s ability to sell Senior Loans within its desired time frame or at an acceptable price and its ability to accurately value existing and prospective investments. Extended trade settlement periods may result in cash not being immediately available to the Fund. As a result, the Fund may have to sell other investments or engage in borrowing transactions to raise cash to meet its obligations. The risk of holding Senior Loans is also directly tied to the risk of insolvency or bankruptcy of the issuing banks. The value of Senior Loans can be affected by and sensitive to changes in government regulation and to economic downturns in the United States and abroad. Senior loans are also subject to the risk that a court could subordinate a senior loan or take other action detrimental to the holders of senior loans. Loans are subject to the risk that the value of the collateral, if any, securing a loan may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate or take possession of. Loan investments are often issued in connection with highly leveraged transactions which are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy. Highly leveraged loans also may be less liquid than other loans. These risks could cause the Fund to lose income or principal on a particular investment, which in turn could affect the Fund’s returns. Newly originated loans (including reissuances and restructured loans) may possess lower levels of credit document protections than has historically been the case. Accordingly, in the event of default the Fund may experience lower levels of recoveries than has historically been the norm.
Risk of Second Lien or Other Subordinated or Unsecured Loans or Debt. Second lien or other subordinated or unsecured loans or debt generally are subject to similar risks associated with investments in Senior Loans. Because second lien or other subordinated or unsecured loans or debt are lower in priority of payment to Senior Loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral.
Asset-Based Lending Risk. Asset-based loans are subject to the risks described under “Senior Loans and Other Loans Risk.” Additionally, because these loans are secured by the assets of the relevant borrower, the Fund may be exposed to greater risks than if the loan were secured solely
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by the borrower’s cash flow. The value and liquidity of the assets that serve as collateral to the loan can fluctuate significantly due to market conditions, operational risks, or borrower mismanagement. The collateral may be illiquid. Additionally, the Fund may have difficulty receiving or liquidating the collateral in the event of a default by the borrower on the loan. Issues related to lien perfection or competing creditor claims can also impair recovery by the Fund of any collateral in the event of a default by the borrower. The Fund may become subject to risks associated with the industry in which the borrower operates. These risks could lead to partial or complete loss on individual loan investments.
High Yield Debt Securities (Junk Bond) Risk. Compared to higher quality debt securities, high yield debt securities (also referred to as junk bonds or below-investment grade bonds) and other lower-rated securities involve a greater risk of default or price changes due to changes in the credit quality of the issuer. Compared to higher quality debt securities, high yield debt securities are more likely to be unsecured and are more likely to be subordinated to other creditors' claims. High yield debt securities often are issued by smaller, less creditworthy companies or by highly leveraged (for example, indebted) firms. High yield debt securities are considered speculative with respect to the issuer’s capacity to pay interest and repay principal, are more susceptible to default or decline in market value and are less liquid than investment grade debt securities. Prices of high yield debt securities tend to be very volatile. The values of high yield debt securities often fluctuate more in response to company, political, regulatory or economic developments than higher quality bonds, and their values can decline significantly over short periods of time or during periods of economic difficulty when the bonds could be difficult to value or sell at an acceptable price, thus subjecting the Fund to a substantial risk of loss. The secondary market for below investment grade securities may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the fund's ability to dispose of a particular high yield security. There are fewer dealers in the market for high yield securities than for investment grade securities. The prices quoted by different dealers may vary significantly, and the spread between the bid and asked price is generally much larger for high yield securities than for higher quality securities.
Changing Fixed Income Market Conditions Risk. Increases in the federal funds and equivalent foreign rates or other changes to monetary policy or regulatory actions may expose fixed income markets to heightened volatility, perhaps suddenly and to a significant degree, and to reduced liquidity for certain fixed income investments, particularly those with longer maturities. Such changes and resulting increased volatility may adversely impact the Fund, including its operations, universe of potential investment options, and return potential. It is difficult to predict the impact of interest rate changes on various markets. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments may decline. Changes in central bank policies and other governmental actions and political events within the U.S. and abroad may also, among other things, affect investor and consumer expectations and confidence in the financial markets, which could result in higher than normal redemptions by shareholders, which could potentially increase the Fund’s transaction costs.
Financials Sector Risk. The Fund may be susceptible to adverse economic or regulatory occurrences affecting the financials sector. Financial services companies are subject to extensive government regulation and, as a result, their profitability may be affected by new regulations or regulatory interpretations. Changes in interest rates can have a disproportionate effect on the financials sector and financial services companies whose securities the Fund may purchase may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that sector. Financial services companies have also been affected by increased competition, which could adversely affect the profitability or viability of such companies.
Private Markets Risk. Investing in privately issued securities of public and private companies involves a high degree of business and financial risk and can result in substantial or complete losses. Investments in privately issued securities may involve a greater degree of investment risk and reliance upon an Investment Manager's ability to obtain and evaluate applicable information concerning such companies’ business, financial condition, creditworthiness and other investment considerations. Additionally, certain private investments may be illiquid and may lack a readily available trading market and may be rated below-investment-grade quality or be unrated. Private debt investments also are subject to interest rate risk, income risk, prepayment or call risk, credit risk, liquidity risk and valuation risk.
Liquidity Risk. The Fund may be unable to sell illiquid investments at the time or price it desires and, as a result, could lose its entire investment in such investments. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund’s securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices.
Preferred Securities Risk. There are special risks associated with investing in preferred securities compared to those applicable generally to equity securities. Preferred securities may be less liquid than many other securities, such as common stocks, and generally offer no voting rights with respect to the issuer. Preferred securities also may be subordinated to bonds or other debt instruments in an issuer’s capital structure, subjecting them to a greater risk of non-payment than more senior securities. Preferred securities may include provisions that permit the issuer, in its discretion, to defer or omit distributions for a certain period of time. If the Fund owns a security that is deferring or omitting its distributions, the Fund may be required to report the distribution on its tax returns, even though it may not have received any income. Further, preferred securities may lose substantial value due to the omission or deferment of dividend payments.
Rule 144A Securities and Other Exempt Securities Risk. The market for Rule 144A and other securities exempt from certain registration requirements may be less active than the market for publicly-traded securities. Rule 144A and other exempt securities, while initially privately placed, carry the risk that their liquidity may become impaired and the Fund may be unable to dispose of the securities at a desirable time or price.
Restricted Securities Risk. Limitations on the resale of restricted securities may have an adverse effect on their marketability, and may prevent the Fund from disposing of them promptly at reasonable prices. There can be no assurance that a trading market will exist at any time for any particular restricted security. Transaction costs may be higher for restricted securities and such securities may be difficult to value and may have significant volatility.
Interest Rate Risk, Income Risk and Prepayment or Call Risk. Rising interest rates could cause the values of the Fund’s investments to decline. The income you receive from the Fund is based primarily on interest rates, which can vary widely over the short- and long-term. If interest rates drop, your income from the Fund may drop as well. If interest rates fall, it is possible that issuers of fixed income securities with high interest rates will prepay or “call” their securities before their maturity dates. In this event, the proceeds from the prepaid or called securities would likely be reinvested by the Fund in securities bearing the new, lower interest rates, resulting in a possible decline in the Fund’s income and distributions to shareholders.
Loan Origination Risks. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/ or to value the direct loan. When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans,
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the Fund will compete with a broad spectrum of lenders. Increased competition for, or a decrease in the available supply of, qualifying loans could result in lower yields on such loans, which could adversely affect Fund performance.
Loan Collateral Valuation Risk. Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan.
There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan.
Borrowing Risk. Borrowing money to buy securities exposes the Fund to leverage and will cause the Fund’s share price to be more volatile because leverage will exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. Borrowing money may also require the Fund to liquidate positions when it may not be advantageous to do so. In addition, the Fund will incur interest expenses and other fees on borrowed money. There can be no assurance that the Fund’s borrowing strategy will enhance and not reduce the Fund’s returns.
Financial Leverage Risk. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income tax purposes, as a regulated investment company.
Regulatory Risk. Various state licensing requirements could apply to the Fund with respect investments in, or the origination and servicing of loans and similar assets. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s (or its Subsidiary’s) or Investment Managers' license, as applicable, which in turn could require the Fund to divest assets located in or secured by real property located in that state. To the extent the Fund (or its Subsidiary) obtains licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities, which may have an adverse effect on its results or operations.
Subsidiary Risk. By investing through one or more Subsidiaries, if any, the Fund is exposed to the risks associated with the Subsidiaries’ investments (which risks are generally the same as the investment risks applicable to the Fund).
Investments in Middle-Market Companies. Investments in middle-market companies may entail greater risks than are customarily associated with investments in large companies. Middle-market companies may have more limited product lines, markets and financial resources, and may be dependent on a smaller management group. As a result, such companies may be more vulnerable to general economic trends and to specific changes in markets and technology. In addition, future growth may be dependent on additional financing, which may not be available on acceptable terms when required. Furthermore, there is ordinarily a more limited marketplace for the sale of interests in smaller, private companies, which may make realizations of gains more difficult, by requiring sales to other private investors. In addition, the relative illiquidity of investments held by closed-end funds generally, and the somewhat greater illiquidity of closed-end fund investments in middle-market companies, could make it difficult for the Fund to react quickly to negative economic or political developments.
Conflicts of Interest Risk Related to Co-Investing. The Investment Managers and certain of its affiliates may experience conflicts of interest in connection with co-investment transactions.
Defaulted Securities Risk. As compared with non-defaulted securities, defaulted securities pose a greater risk that principal will not be repaid. Defaulted securities and any securities received in an exchange for such securities may be subject to restrictions on resale.
Distressed Debt Securities Risk. Distressed debt securities, including those issued by companies that are involved in reorganizations, financial restructurings or bankruptcy, are speculative and involve substantial risks in addition to the risks of investing in below-investment-grade debt securities.
Credit Risk. The issuers of instruments in which the Fund invests may be unable to meet interest and/or principal payments. This risk is increased to the extent the Fund invests in junk bonds, which may cause the Fund to incur higher expenses to protect its interests. The credit risks and market prices of lower-grade securities generally are more sensitive to negative issuer developments, such as reduced revenues or increased expenditures, or adverse economic conditions, such as a recession, than are higher-grade securities. An issuer’s securities may decrease in value if its financial strength weakens, which may reduce its credit rating and possibly its ability to meet its contractual obligations. In the event that an issuer of securities held by the Fund experiences difficulties in the timely payment of principal and interest and such issuer seeks to restructure the terms of its borrowings, the Fund may incur additional expenses and may determine to invest additional assets with respect to such issuer or the project or projects to which the Fund’s securities relate. Further, the Fund may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of interest or the repayment of principal on its portfolio holdings and the Fund may be unable to obtain full recovery on such amounts.
Foreign Investment Risk. Investments in the securities of non-U.S. issuers involve risks beyond those associated with investments in U.S. securities. Foreign securities may have relatively low market liquidity, greater market volatility, decreased publicly available information and less reliable financial information about issuers, and inconsistent and potentially less stringent accounting, auditing and financial reporting requirements and standards of practice, including recordkeeping standards, comparable to those applicable to domestic issuers. Foreign securities also are subject to the risks of possible seizure, expropriation, nationalization, political or social instability, changes in economic or taxation policies or other adverse political or economic developments (in which the Fund could lose its entire investments in a certain market) and the difficulty of enforcing obligations in other countries, including the possible adoption of foreign governmental restrictions such as exchange controls. Investments in foreign securities also may be subject to dividend withholding or confiscatory taxes, currency blockage and/or transfer restrictions and higher transactional costs. To the extent the Fund invests in securities denominated in foreign currencies, fluctuations in the value of the U.S. dollar relative to the values of other currencies may adversely affect investments in foreign securities and may negatively impact the Fund’s returns, unless the Fund has hedged its foreign currency exposure. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, may not always be successful. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls, and may therefore be more susceptible to fraud or corruption. There may be less public information available about foreign companies than U.S. companies, making it difficult to evaluate those foreign companies. From time to time, certain companies in which the Fund invests may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government and the United Nations and/or in countries the U.S. government identified as state
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sponsors of terrorism. One or more of these companies may be subject to constraints under U.S. law or regulations that could negatively affect the company’s performance. Additionally, one or more of these companies could suffer damage to its reputation if the market identifies it as a company that invests or deals with countries that the U.S. government identifies as state sponsors of terrorism or is subject to sanctions.
Investing in Stocks Risk. The value of the Fund’s portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall or rise sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.
The prices of individual stocks generally do not all move in the same direction at the same time. However, individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. A variety of factors can negatively affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized (for example foreign stocks, stocks of small- or mid-cap companies, growth or value stocks, or stocks of companies in a particular industry), Fund share values may fluctuate more in response to events affecting the market for those types of securities.
Warrants, Equity Securities and Junior Debt Securities of the Borrower Risk. Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund’s net asset value. Additionally, warrants may be significantly less valuable on their relevant expiration date resulting in a loss of money or they may expire worthless resulting in a total loss of the investment. Warrants may also be postponed or terminated early resulting in a partial or total loss of the investment. Warrants may also be illiquid.
Risks of Structured Products. The Fund may invest in structured products, including CDOs, CBOs, CLOs, structured notes, credit-linked notes and other types of structured products. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the issuer or the entity that sold assets to the special purpose trust. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. When investing in structured products, it is impossible to predict whether the underlying index or prices of the underlying securities will rise or fall, but prices of the underlying indices and securities (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect particular issuers of securities and capital markets generally. Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the Fund’s illiquidity to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for these securities.
CBOs, CLOs and other CDOs are typically privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities; however an active dealer market may exist for CDOs allowing a CDO to be considered liquid in some circumstances. In addition to the general risks associated with fixed income securities discussed herein, CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the CDOs are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
Investments in structured notes involve risks including income risk, credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
Asset-Backed Securities Risk. Asset-backed securities are subject to prepayment or call risk, which is the risk that a borrower's payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans, which could result in the Fund reinvesting these early payments at lower interest rates, thereby reducing the Fund's income. Asset-backed securities also are subject to extension risk, which is the risk that a rise in interest rates could reduce the rate of prepayments, causing the price of the asset-backed securities and the Fund’s share price to fall.
Collateralized Loan Obligations Risk. CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorb losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.
Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by holding a position in the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative or the anticipated value of the underlying asset, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Derivatives strategies may not always be successful. For example, derivatives used for hedging or to gain or limit
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exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.
Repurchase Agreements and Reverse Repurchase Agreements Risk. In the event of the insolvency of the counterparty to a repurchase agreement or reverse repurchase agreement, recovery of the repurchase price owed to the Fund or, in the case of a reverse repurchase agreement, the securities sold by the Fund, may be delayed. Because reverse repurchase agreements may be considered to be the practical equivalent of borrowing funds, they constitute a form of leverage. If the Fund reinvests the proceeds of a reverse repurchase agreement at a rate lower than the cost of the agreement, entering into the agreement will lower the Fund’s yield.
Zero Coupon or Pay-In-Kind Securities Risk. Zero coupon and pay-in-kind securities may be subject to greater fluctuation in value and less liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods. Prices on non-cash-paying instruments may be more sensitive to changes in the issuer’s financial condition, fluctuation in interest rates and market demand/supply imbalances than cash-paying securities with similar credit ratings, and thus may be more speculative.
Repurchase Offer Risks. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and its expense ratios may increase, and the Fund’s ability to achieve its investment objectives may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell, and the Fund may be forced to dispose of Fund assets that may have declined in value. The Fund may borrow money to, among other things, finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings to finance repurchases of Shares will reduce the amount of net income available for payment to shareholders and may increase volatility of the net asset value of the Common Shares. See also the section above on “Financial Leverage Risk” and the section of the Prospectus entitled “Repurchase of Shares.”
Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the investments that the Fund holds are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market fluctuations, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. A significant amount of the Fund's investments are expected to be in securities that do not have readily available market quotations and therefore, valued at fair value as determined in good faith by the Adviser (who may consider, as one input among others, certain procedures performed by an Investment Manager other than the Adviser or one or more independent valuation firms, if any). The ability to value investments may also be impacted by technological issues and/or errors by independent valuation firms or other third-party service providers.
Because fair values, and particularly fair values of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time, and are often based to a large extent on estimates, comparisons and qualitative evaluations of private information, the Fund's determinations of fair value may differ materially from the values that would have been determined if a ready market for these securities existed and may change rapidly or to a significant degree. There can be no assurance that valuation decisions with respect to an investment will represent the value realized by the Fund. Financial information related to securities of non-U.S. issuers may be less reliable than information related to securities of U.S. issuers, which may make it difficult to obtain a current price for a non-U.S. security held by the Fund. To the extent that the investments held by the Fund trade on foreign exchanges or in foreign markets that may be closed when the securities exchange on which the Fund's shares trade is open, there are likely to be deviations between the current price of such investment and the last quoted price for the investment (i.e., the Fund's quote from the closed foreign market). The Fund's net asset value is a critical component in several operational matters including computation of the management fee payable by the Fund, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund's investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund. A subsequent change in the valuation of the Fund's investments after a repurchase offer or subscription could potentially disadvantage shareholders.
■
Conflicts of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund's portfolio investments may include loans that are not publicly traded and for which no market based price quotation is available. As a result, the fair value of these loans will be determined in good faith in accordance with the valuation policy approved by the Board and related procedures. In connection with that determination, investment professionals from the Adviser may provide input regarding valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. The participation of the Adviser's investment professionals in the Fund's valuation process could result in a conflict of interest as the Adviser's management fee is based, in part, on the value of the Fund's assets.
Management Risk. The Fund is actively managed and depends heavily on the Investment Managers' judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. There can be no guarantee that the Investment Managers' investment techniques or investment decisions will produce the desired results. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.
BOARD OF TRUSTEES
The management of the Fund, including general supervision of the duties performed by the Investment Managers, is the responsibility of the Fund’s Board of Trustees.
ADVISORY FEE
The Fund shall pay the Adviser, out of its assets, as full compensation for all services rendered, an advisory fee for the Fund at the annual rate of 1.25% of the average daily managed assets of the Fund for the calendar year. “Managed assets” for this purpose means the Fund’s net assets, plus assets attributable to outstanding preferred shares and the amount of any borrowings incurred for the purpose of leverage (whether or not such borrowed amounts are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles).
ADMINISTRATION EXPENSES
Invesco Advisers, Inc., the Fund’s investment adviser, also serves as the Fund’s administrator (in such capacity, the “Administrator”). Pursuant to an administrative services agreement (“Administrative Services Agreement”), Invesco is responsible for furnishing to the Fund, at Invesco’s expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Fund, as well as the offices, equipment and other facilities necessary for their operations.
Under the Administrative Services Agreement, Invesco is entitled to receive from the Fund reimbursement of its costs or such reasonable compensation. Currently, Invesco is reimbursed for the services of the
7        Invesco Dynamic Credit Opportunity Fund

Fund’s principal financial officer and his or her staff and any expenses related to fund accounting services.
VALUATIONS
The Board has designated the Adviser to perform day-to-day functions in implementing the portfolio valuation process set forth in the valuation policy approved by the Board and related procedures. Independent pricing services may be utilized by the Adviser in the valuation process, and these services may use actuarial capabilities and modeling analysis to further validate fair prices specifically before and after key events.
Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, such securities will be valued at fair value determined in good faith consistent with the valuation policy approved by the Board and related procedures. The Fund determines NAV per Share in accordance with the methodology described in the valuation policy and related procedures. Valuations of Fund investments are disclosed in reports publicly filed with the SEC.
The net asset value per Share for each class of Shares of the Fund is determined and reported on the Fund’s website once daily as of the close of trading on the New York Stock Exchange (generally 4:00 p.m., Eastern Time or earlier in the case of a scheduled early close) each day the Exchange is open for trading. See “Determination of Net Asset Value.”
SHARE REPURCHASE PROGRAM
The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.
The Fund is an “interval fund,” a type of fund which, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases will occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). See “Share Repurchase Program” and “Risks — Other Risks Relating to the Fund — Repurchase Offer Risks.”
Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”); however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date.
The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be between 5% and 25% of the total number of Shares outstanding on the Repurchase Request Deadline. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. By submitting a repurchase offer request, shareholders agree to the terms and conditions of the Repurchase Offer according to the Repurchase Offer Notice and Repurchase Request Form.
The Investment Managers or their affiliates may purchase Shares from time to time, and may hold a material position in the Fund. In the event that an Investment Manager or its affiliates holds Shares in the capacity of a shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other shareholders. Any repurchases of an Investment Manager’s or its affiliate’s shares will be made on the same terms and subject to the same limitations as other shareholders. If an Investment Manager or its affiliate tenders a significant number of Shares in connection with a periodic repurchase offer, the repurchase offer could be oversubscribed and shareholders participating in the repurchase offer (including the Investment Manager or its affiliates) would only be able to have a portion of their Shares repurchased. In such a case, the Investment Manager or its affiliates would be subject to the resulting proration of tendered amounts on the same terms as with all other tendering investors. Other possible risks associated with the Fund’s repurchase offers are described under “Risks —Other Risks Relating to the Fund — Repurchase Offer Risks” in the Prospectus.
Repurchase Offer Risks. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and its expense ratios may increase, and the Fund’s ability to achieve its investment objectives may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell, and the Fund may be forced to dispose of Fund assets that may have declined in value. The Fund may borrow money to, among other things, finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings to finance repurchases of Shares will reduce the amount of net income available for payment to shareholders and may increase volatility of the net asset value of the Common Shares. See also the section above on “Financial Leverage Risk” and the section of the Prospectus entitled “Repurchase of Shares.”
DISTRIBUTION AND SERVICE PLAN
The Fund has selected Invesco Distributors to provide distribution-related and shareholder services with respect to its Class A Shares (the “Plan”). There is no Plan for the Fund’s Class AX Shares, Class Y Shares or Class R6 Shares. The Plan compensates Invesco Distributors for expenses incurred in providing services primarily intended to result in the sale of Class A Shares of the Fund.
The Fund, pursuant to the Plan, pays Invesco Distributors compensation at the annual rate of 0.25% of the Fund’s average daily net assets of Class A Shares.
PURCHASES OF SHARES
Class A Shares, Class Y Shares and Class R6 Shares are offered on a continuous basis through Invesco Distributors as principal underwriter. Class AX Shares of the Fund are closed to new investors. Only investors who have continuously maintained an account in Shares of Invesco Dynamic Credit Opportunities Fund, the Fund’s predecessor fund, prior to the closing of the Reorganization may continue to make additional purchases in their accounts in Class AX Shares of the Fund.
With respect to Class A Shares and Class Y Shares, the minimum initial investment is $1,000 for regular accounts; subsequent investments in Class A Shares may be made with at least $50. With respect to Class R6 Shares, the minimum initial investment is $1 million for all accounts. Class R6 shares of the Fund are available for use by Employer Sponsored Retirement and Benefit Plans, held either at the plan level or through omnibus accounts. There is no minimum initial investment for Employer Sponsored Retirement and Benefit Plans investing through a retirement platform that administers at least $2.5 billion in retirement plan assets. All other Employer Sponsored Retirement and Benefit Plans must meet a minimum initial investment of at least $1 million in each Fund in which it invests.
The minimum initial investment for all other institutional investors is $1 million, unless such investment is made by (i) an investment company,
8        Invesco Dynamic Credit Opportunity Fund

as defined under the Investment Company Act of 1940, as amended (1940 Act), that is part of a family of investment companies which own in the aggregate at least $100 million in securities, or (ii) an account established with a 529 college savings plan managed by Invesco, in which case there is no minimum initial investment. Class R6 shares of the Fund are also available through an intermediary that has agreed with Invesco Distributors, Inc. to make such shares available for use in retail omnibus accounts. There are no minimum investment amounts for Class R6 shares held through retail omnibus accounts where the intermediary:
■
generally charges an asset-based fee or commission in addition to those described in this prospectus; and
■
maintains Class R6 shares and makes them available to retail investors.
Class A Shares of the Fund are sold at the offering price, which is net asset value plus an initial maximum sales charge of up to 3.25% (or 3.36% of the net amount invested). Investors purchasing Class A Shares may, under certain circumstances, be entitled to pay reduced or no sales charges. An early withdrawal charge of 1.00% may be imposed on certain repurchases of Class A shares made by the Fund within eighteen months of purchase upon which a sales charge was not paid.
See “Distribution of Securities — Purchase Terms.” Class Y and Class R6 Shares of the Fund are sold at net asset value. No sales charge is imposed on purchases of Class Y or Class R6 Shares and Class Y and Class R6 Shares are not subject to an early withdrawal charge.
DIVIDENDS AND DISTRIBUTIONS
The Fund’s present policy, which may be changed at any time by the Fund’s Board of Trustees, is to declare daily and distribute monthly all, or substantially all, of its net investment income as dividends to shareholders. The Fund generally distributes long-term and short-term capital gains (net of any available capital loss carryovers), if any, at least annually.
REINVESTMENT PLAN
Investors may accumulate additional Shares by accepting dividends and distributions in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or distribution. Unless the shareholder instructs otherwise, the reinvestment plan is automatic with respect to Class A, Class Y and Class R6 Shares of the Fund. With respect to Class AX Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or distributions be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund at the next determined net asset value. See “Dividends and Distributions — Reinvestment Plan.”
UNLISTED CLOSED-END INTERVAL FUND STRUCTURE
The Fund has been organized as a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that investors in closed-end funds do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. To provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and conducts quarterly repurchase offers for a limited amount of the Fund’s Shares (at least 5%).
The Fund believes that a closed-end structure is appropriate for the long-term nature of the Fund’s strategy. The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund, except through repurchases conducted through the share repurchase program, no matter how the Fund performs.
SUMMARY OF TAXATION
The Fund has elected to be treated for U.S. federal income tax purposes, and intends to continue to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To qualify for and maintain its treatment as a RIC for U.S. federal income tax purposes, the Fund is required to meet certain specified source-of-income and asset diversification requirements, and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Dividends and Distributions” and “Tax Matters.”
FISCAL YEAR
For accounting purposes, the Fund’s fiscal year is the 12-month period ending on February 28 or 29, as applicable.
REPORTS TO SHAREHOLDERS
As soon as practicable after the end of each calendar year, a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

Fees and Expenses of the Fund
This table describes the fees and expenses that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. Fees and expenses of any wholly-owned subsidiaries (Subsidiaries) of the Fund are included in the table. The table and Examples below do not reflect any transaction fees that may be charged by financial intermediaries, or commissions that a shareholder may be required to pay directly to its financial intermediary when buying or selling Class Y or Class R6 Shares.

Shareholder Fees (fees paid directly from your investment)
Class:	A	AX	Y	R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.25%[1]	None	None	None

Maximum Early Withdrawal Charge (as a percentage of original purchase price or repurchase proceeds, whichever is less)	None[2]	None	None	None

Dividend Reinvestment Fees	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class:	A	AX	Y	R6
Management Fees	1.59%	1.59%	1.59%	1.59%

Distribution and/or Service (12b-1) Fees	0.25	None	None	None

Other Expenses[3]	0.38	0.38	0.38	0.31

Interest Expense	1.89	1.89	1.89	1.89

Total Other Expenses	2.27	2.27	2.27	2.20

Total Annual Fund Operating Expenses	4.11	3.86	3.86	3.79

1
Investors purchasing Class A Shares may be charged a sales load of up to 3.25% of the investor’s net purchase. The table assumes the maximum sales load is charged. The Distributor may, in its discretion, waive all or a portion of the sales load for certain investors. See “Distribution and Service Plan.”

9        Invesco Dynamic Credit Opportunity Fund

2
Investments of $1 million or more are not subject to any sales charge at the time of purchase, but an early withdrawal charge of 1.00% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. See “Purchase Terms — Class A Shares— Sales Charge Schedule.”

3	“Other Expenses” have been restated to reflect current fees.
Example:
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.
The Example assumes that you invest $1,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods. This Example does not include commissions and/or other forms of compensation that Shareholders may pay on transactions in Class Y and Class R6 Shares. The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same each year and that all dividends and other distributions are reinvested at net asset value.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	$ 72	$ 153	$ 236	$ 448

Class AX	$ 39	$ 118	$ 199	$ 409

Class Y	$ 39	$ 118	$ 199	$ 409

Class R6	$ 38	$ 116	$ 195	$ 403

You would pay the following expenses if you did not tender your Shares for repurchase by the Fund:

	1 Year	3 Years	5 Years	10 Years
Class A	$ 72	$ 153	$ 236	$ 448

Class AX	$ 39	$ 118	$ 199	$ 409

Class Y	$ 39	$ 118	$ 199	$ 409

Class R6	$ 38	$ 116	$ 195	$ 403

The purpose of the table above is to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly.
This Example should not be considered a representation of future expenses, and the Fund’s actual expenses may be more or less than those shown.
For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses.”
10        Invesco Dynamic Credit Opportunity Fund

Consolidated Financial Highlights

The consolidated financial highlights information presented for the Fund includes the financial history of Invesco Dynamic Credit Opportunities Fund (the “Predecessor Fund”), which was reorganized into the Fund effective November 1, 2021. The consolidated financial highlights show the Fund’s and the Predecessor Fund’s financial history for the past ten fiscal years or, if shorter, the applicable period of operations since the inception of the Fund or Predecessor Fund or a class of Fund or Predecessor Fund shares. The accompanying consolidated financial statements reflect the financial position of the Fund and the Invesco Dynamic Credit Opportunities Loan Origination Trust, a Massachusetts Business Trust, as well as the Fund's wholly-owned subsidiary, Invesco Dynamic Credit Opportunity TB, LLC, a Delaware limited liability series company, which formed two separate registered series, each of which the Fund owns all beneficial and economic interests in, and the results of operations on a consolidated basis. The consolidated financial highlights table is intended to help you understand the Fund’s and the Predecessor Fund’s financial performance. Certain information reflects financial results for a single Fund share.
The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund or Predecessor Fund (assuming reinvestment of all dividends and distributions). The information for each of the five years in the period ended February 28, 2026, shown in the table has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s annual report, which is available upon request.
The following schedule presents financial highlights for a share of the Fund outstanding throughout the periods indicated.

	Years Ended February 28,		Year Ended February 29, 2024	Year Ended February 28, 2023	Period Ended February 28, 2022(a)
Class A	2026	2025
Net asset value, beginning of period	$10.86	$11.18	$11.24	$12.27	$12.46
Net investment income(b)	0.92	1.24	1.21	0.79	0.85
Net gains (losses) on securities (both realized and unrealized)	(0.40)	(0.35)	(0.14)	(0.92)	(0.90)
Total from investment operations	0.52	0.89	1.07	(0.13)	(0.05)
Less:
Less: Dividends from net investment income	(1.23)	(1.21)	(1.13)	(0.90)	(0.14)
Return of capital	(0.10)	—	—	—	—
Total distributions	(1.33)	(1.21)	(1.13)	(0.90)	(0.14)
Net asset value, end of period	$10.05	$10.86	$11.18	$11.24	$12.27
Total return at net asset value(c)	4.82%	8.28%	9.92%	(1.03)%	(0.38)%
Net assets, end of period (000’s omitted)	$936	$258	$137	$91	$12
Portfolio turnover rate(d)	35%	27%	27%	22%	96%
Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	4.27%	4.25%	4.40%(e)	4.27%(e)	2.84%(e), (f)
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	2.38%	2.32%	2.34%	2.37%	2.32%(f)
Without fee waivers and/or expense reimbursements	4.28%	4.26%	4.40%	4.27%	2.84%(f)
Ratio of net investment income	8.76%	11.31%	10.87%	7.06%	4.91%(f)
Senior indebtedness:
Total borrowings (000’s omitted)	$70,000	$64,500	$87,000	$136,000	$217,000
Asset coverage per $1,000 unit of senior indebtedness(g)	$4,662	$5,064	$5,080	$4,132	$3,867

(a)	Commencement date of November 1, 2021.
(b)	Calculated using average shares outstanding.
(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(d)
Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

(e)	Includes fee waivers which were less than 0.005% per share.
(f)	Annualized.
(g)
Calculated by subtracting the Fund's total liabilities (not including the Borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals
$1,000 of senior indebtedness.

11        Invesco Dynamic Credit Opportunity Fund

	Years Ended February 28,		Year Ended February 29, 2024	Years Ended February 28,			Year Ended February 29, 2020	Years Ended February 28,
Class AX(a)	2026	2025		2023	2022	2021		2019	2018	2017
Net asset value, beginning of period	$10.85	$11.18	$11.23	$12.27	$12.02	$12.35	$12.66	$13.15	$13.25	$11.51
Net investment income(b)	0.96	1.27	1.24	0.88	0.65	0.62	0.72	0.61	0.71	0.89
Net gains (losses) on securities (both realized and unrealized)	(0.39)	(0.36)	(0.13)	(0.99)	0.38	(0.05)	(0.21)	(0.19)	0.02	1.73
Total from investment operations	0.57	0.91	1.11	(0.11)	1.03	0.57	0.51	0.42	0.73	2.62
Less:
Dividends from net investment income	(1.27)	(1.24)	(1.16)	(0.93)	(0.78)	(0.74)	(0.82)	(0.91)	(0.62)	(0.57)
Return of capital	(0.10)	—	—	—	—	(0.16)	—	—	(0.21)	(0.31)
Total distributions	(1.37)	(1.24)	(1.16)	(0.93)	(0.78)	(0.90)	(0.82)	(0.91)	(0.83)	(0.88)
Net asset value, end of period	$10.05	$10.85	$11.18	$11.23	$12.27	$12.02	$12.35	$12.66	$13.15	$13.25
Market value per common share, end of period	N/A	N/A	N/A	N/A	N/A	$11.00	$10.83	$11.06	$11.59	$12.40
Total return at net asset value(c)	5.22%	8.44%	10.29%	(0.86)%	8.75%	7.11%	4.99%	4.44%	6.33%	24.21%
Total return at market value(d)	N/A	N/A	N/A	N/A	N/A	11.77%	5.39%	3.52%	0.14%	34.20%
Net assets, end of period (000’s omitted)	$139,386	$177,284	$354,477	$425,833	$622,174	$756,881	$777,644	$937,973	$974,593	$981,758
Portfolio turnover rate(e)	35%	27%	27%	22%	96%	83%	83%	69%	89%	87%
Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	4.02%	4.00%	4.15%(f)	3.68%(f)	2.52%(f)	2.68%(f)	3.59%(f)	3.50%(f)	3.07%(f)	2.78%(f)
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	2.13%	2.07%	2.09%	2.12%	1.96%	1.92%	1.99%	1.97%	1.96%	1.94%
Without fee waivers and/or expense reimbursements	4.03%	4.01%	4.15%	3.68%	2.52%	2.68%	3.59%	3.50%	3.07%	2.78%
Ratio of net investment income	9.01%	11.56%	11.12%	7.65%	5.23%	5.66%	5.76%	4.72%	5.45%	6.98%
Senior indebtedness:
Total borrowings (000’s omitted)	$70,000	$64,500	$87,000	$136,000	$217,000	$191,000	$300,000	$327,000	$385,000	$315,000
Asset coverage per $1,000 unit of senior indebtedness(g)	$4,662	$5,064	$5,080	$4,132	$3,867	$5,486	$4,010	$4,249	$3,725	$4,513
Total amount of preferred shares outstanding (000's omitted)	N/A	N/A	N/A	N/A	N/A	$100,000	$125,000	$125,000	$75,000	$125,000
Asset coverage per preferred share(h)	N/A	N/A	N/A	N/A	N/A	$856,881	$722,116	$850,378	$1,398,919	$885,323
Liquidating preference per preferred share	N/A	N/A	N/A	N/A	N/A	$100,000	$100,000	$100,000	$100,000	$100,000

(a)
Prior to November 1, 2021, the Fund operated as a Closed-End non-interval fund. On such date, holders of common shares of Closed-End Fund received Class AX shares of the Fund equal to the number of Closed-End Fund common shares they owned prior to Reorganization.

(b)	Calculated using average shares outstanding.
(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(d)
Total return assumes an investment at the common share market price at the beginning of the period indicated, reinvestment of all distributions for the period in accordance with the Fund's dividend reinvestment plan, and sale of all shares at the closing common share market price at the end of the period indicated. Not annualized for periods less than one year, if applicable.

12        Invesco Dynamic Credit Opportunity Fund

(e)
Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

(f)	Includes fee waivers which were less than 0.005% per share.
(g)
Calculated by subtracting the Fund's total liabilities (not including the Borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals
$1,000 of senior indebtedness.

(h)
Calculated by subtracting the Fund’s total liabilities (not including the preferred shares, at liquidation value) from the Fund’s total assets and dividing by the total number of preferred shares outstanding.

	Years Ended February 28,		Year Ended February 29, 2024	Year Ended February 28, 2023	Period Ended February 28, 2022(a)
Class Y	2026	2025
Net asset value, beginning of period	$10.87	$11.18	$11.24	$12.27	$12.46
Net investment income(b)	0.93	1.28	1.23	0.87	0.86
Net gains (losses) on securities (both realized and unrealized)	(0.37)	(0.35)	(0.13)	(0.97)	(0.90)
Total from investment operations	0.56	0.93	1.10	(0.10)	(0.04)
Less:
Less: Dividends from net investment income	(1.27)	(1.24)	(1.16)	(0.93)	(0.15)
Return of capital	(0.10)	—	—	—	—
Total distributions	(1.37)	(1.24)	(1.16)	(0.93)	(0.15)
Net asset value, end of period	$10.06	$10.87	$11.18	$11.24	$12.27
Total return at net asset value(c)	5.13%	8.64%	10.19%	(0.75)%	(0.34)%
Net assets, end of period (000’s omitted)	$795	$28	$319	$10	$11
Portfolio turnover rate(d)	35%	27%	27%	22%	96%
Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	4.02%	4.00%	4.15%(e)	3.68%(e)	2.59%(e), (f)
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	2.13%	2.07%	2.09%	2.12%	2.07%(f)
Without fee waivers and/or expense reimbursements	4.03%	4.01%	4.15%	3.68%	2.59%(f)
Ratio of net investment income	9.01%	11.56%	11.12%	7.65%	5.16%(f)
Senior indebtedness:
Total borrowings (000’s omitted)	$70,000	$64,500	$87,000	$136,000	$217,000
Asset coverage per $1,000 unit of senior indebtedness(g)	$4,662	$5,064	$5,080	$4,132	$3,867

(a)	Commencement date of November 1, 2021.
(b)	Calculated using average shares outstanding.
(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(d)
Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

(e)	Includes fee waivers which were less than 0.005% per share.
(f)	Annualized.
(g)
Calculated by subtracting the Fund's total liabilities (not including the Borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals
$1,000 of senior indebtedness.

	Years Ended February 28,		Year Ended February 29, 2024	Year Ended February 28, 2023	Period Ended February 28, 2022(a)
Class R6	2026	2025
Net asset value, beginning of period	$10.86	$11.19	$11.24	$12.27	$12.46
Net investment income(b)	0.96	1.29	1.25	0.89	0.86
Net gains (losses) on securities (both realized and unrealized)	(0.38)	(0.36)	(0.13)	(0.98)	(0.90)
Total from investment operations	0.58	0.93	1.12	(0.09)	(0.04)
Less:
Less: Dividends from net investment income	(1.28)	(1.26)	(1.17)	(0.94)	(0.15)
Return of capital	(0.10)	—	—	—	—
Total distributions	(1.38)	(1.26)	(1.17)	(0.94)	(0.15)
Net asset value, end of period	$10.06	$10.86	$11.19	$11.24	$12.27
13        Invesco Dynamic Credit Opportunity Fund

	Years Ended February 28,		Year Ended February 29, 2024	Year Ended February 28, 2023	Period Ended February 28, 2022(a)
Class R6	2026	2025
Total return at net asset value(c)	5.36%	8.59%	10.41%	(0.70)%	(0.33)%
Net assets, end of period (000’s omitted)	$115,201	$84,530	$9	$9	$10
Portfolio turnover rate(d)	35%	27%	27%	22%	96%
Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements	3.95%(e)	3.85%(e)	4.05%(e)	3.58%(e)	2.55%(e), (f)
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees	2.06%	1.92%	1.99%	2.02%	2.03%(f)
Without fee waivers and/or expense reimbursements	3.95%	3.85%(e)	4.05%	3.58%	2.55%(f)
Ratio of net investment income	9.08%	11.71%	11.22%	7.75%	5.20%(f)
Senior indebtedness:
Total borrowings (000’s omitted)	$70,000	$64,500	$87,000	$136,000	$217,000
Asset coverage per $1,000 unit of senior indebtedness(g)	$4,662	$5,064	$5,080	$4,132	$3,867

(a)	Commencement date of November 1, 2021.
(b)	Calculated using average shares outstanding.
(c)
Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.

(d)
Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.

(e)	Includes fee waivers which were less than 0.005% per share.
(f)	Annualized.
(g)
Calculated by subtracting the Fund's total liabilities (not including the Borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals
$1,000 of senior indebtedness.

14        Invesco Dynamic Credit Opportunity Fund

The Fund
Invesco Dynamic Credit Opportunity Fund (the Fund) is a Delaware statutory trust that is registered under the 1940 Act, as a diversified, closed-end management investment company. The Fund is structured as an “interval fund” and continuously offers its Shares through an affiliated distributor, Invesco Distributors, as principal underwriter. The Fund was organized as a Delaware statutory trust on May 7, 2021. The principal office of the Fund is located at 11 Greenway Plaza, Houston, TX 77046-1173 and its telephone number is 1-800-956-4246. Under the Fund’s Agreement and Declaration of Trust, the Board of Trustees of the Fund (the Board) is authorized to create new series of shares without the necessity of a vote of shareholders of the Fund.
After the close of business on October 31, 2021, the Fund assumed the assets and liabilities of the Invesco Dynamic Credit Opportunities Fund (Predecessor Fund), which had the same investment objectives and substantially the same principal investment strategies as the Fund, but operated as an exchange-traded closed-end management investment company. The Predecessor Fund was also managed by Invesco Advisers, Inc. All historical financial information and other information contained in this prospectus relating to the Fund (or any classes thereof) for periods ending on or prior to the closing of the Reorganization, is that of the Predecessor Fund.

The Adviser
Invesco Advisers, Inc. (Invesco or the Adviser) serves as the Fund’s investment adviser. The Adviser manages the investment operations of the Fund as well as other investment portfolios that encompass a broad range of investment objectives, and has agreed to perform or arrange for the performance of the Fund’s day-to-day management. The Adviser is located at 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309. The Adviser, as successor in interest to multiple investment advisers, has been an investment adviser since 1976.
Invesco Senior Secured Management, Inc. (“Invesco Senior Secured Management”) and Invesco Asset Management Limited (“Invesco Asset Management”) serve as the Fund’s investment sub-advisers.
Additionally, Barings LLC (“Barings”) serves as a sub-adviser to the Fund pursuant to a Sub-Advisory Contract between Barings and Invesco and Baring International Investment Limited (“BIIL”) serves as a sub-sub-adviser to the Fund pursuant to a Sub-Sub-Advisory Contract between Barings and BIIL. Invesco, Invesco Senior Secured Management, Invesco Asset Management, Barings and BIIL are collectively referred to herein as the Investment Managers.

Use of Proceeds
Unless otherwise specified in a prospectus supplement, the Fund intends to invest the net proceeds from the sale of Shares in accordance with its investment objectives and policies as stated herein.

Investment Objectives and Policies
Investment Objectives
The Fund’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation. The Fund’s investment objectives may be changed by the Board without shareholder approval. There can be no assurance that the Fund will achieve its investment objectives. You should carefully consider the risks of investing in the Fund. See “Risks.”
Investment Policies of the Fund
The Fund seeks to achieve its investment objectives by dynamically allocating its assets across opportunities primarily presented by credit-related instruments of public and private issuers which operate in a variety of industries and geographic regions located throughout the world depending on current market conditions and the Fund's outlook over time. Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in credit-related instruments and in derivatives that have economic characteristics and provide investment exposure similar to credit-related instruments. For purposes of the Fund’s 80% investment policy, credit-related instruments include, but are not limited to: (i) senior secured floating rate and fixed rate loans (“Senior Loans”), including loans originated directly or indirectly by the Fund; (ii) second lien, subordinated, mezzanine or unsecured floating rate and fixed rate loans; (iii) other fixed rate or floating rate debt obligations, including high-yield bonds; (iv) preferred securities; (v) structured products; and (vi) asset-based loans. Credit-related instruments include both public and private market issuances. “Structured products” include credit-linked notes, collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other structured finance or securitized obligations. “Asset-based loans” are loans by the Fund that are secured by specified assets of the relevant borrower, such as accounts receivable, inventory, equipment, intellectual property rights, royalties or securities or other financial assets. In these lending arrangements, the amount of credit available to a borrower is frequently determined by reference to a “borrowing base,” which generally equals the aggregate value of the assets securing the loan that meet specified eligibility criteria multiplied by an advance rate. The Fund’s asset based lending arrangements may include loans secured by royalties, equipment leasing, litigation finance, real assets, insurance solutions, and specialty finance solutions, among other assets. The Fund may invest in swaps, including credit default swaps, total return swaps, index swaps and interest rate swaps and forward foreign currency contracts.
Derivatives and other instruments that provide investment exposure to the investments that are subject to the 80% investment policy stated above and derivatives that provide investment exposure to one or more market risk factors associated with such investments may be included in the Fund's 80% investment policy.
The Fund also may invest up to 20% of its total assets in equity securities, including common stocks, rights and warrants.
The Fund may originate Senior Loans and other loans directly with a borrower, or indirectly through investments in one or more wholly-owned subsidiaries of the Fund (each, a “Subsidiary”). The Fund may originate loans in order to obtain exposure to middle market loan transactions, which are lending arrangements provided to middle market companies that, due to their size, may not otherwise be able to obtain credit in the broadly syndicated bank loan market typically available to larger companies. Middle market lenders may include business development companies (BDCs), finance companies, debt funds or mezzanine loan providers located throughout the world. Such loans will generally be first or second lien loans. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) to be below investment grade (or, in the case of unrated borrowers, determined by the applicable Investment Manager to be comparable to borrowers rated below investment grade). The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the size or type of loans it may originate, including with respect to a single borrower or with respect to
15        Invesco Dynamic Credit Opportunity Fund

borrowers that are determined to be below investment grade (or unrated but deemed to be of comparable quality), other than pursuant to any applicable law.
Currently, the Fund participates in direct lending opportunities through its indirect wholly-owned subsidiary, Invesco Dynamic Credit Opportunities Loan Origination LLC (the “LLC”), a Delaware limited liability company. The Fund owns all beneficial and economic interests in Invesco Dynamic Credit Opportunities Loan Origination Trust (the “Loan Origination Trust”), a Massachusetts business trust, which in turn owns all beneficial and economic interests in the LLC.
The Fund may also invest a portion of its assets indirectly through one or more other wholly-owned subsidiaries organized as a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes (each, a “Blocker Subsidiary,” and together, the “Blocker Subsidiaries”). The Fund may employ a Blocker Subsidiary if it believes it is desirable to do so to comply with the requirements for qualification as a regulated investment company under the Internal Revenue Code of 1986, as amended, such as in connection with equity interests in operating partnerships that may be received as a result of restructurings of its loan and other debt holdings.
The Fund may co-invest with certain other persons, including certain affiliates of the Investment Managers and/or certain funds managed and controlled by the Investment Managers or their respective affiliates, subject to certain terms and conditions outlined in Exemptive Orders granted to the Investment Managers by the SEC. The Fund may co-invest with such other persons in Senior Loans and other loans, including loans directly originated by the Fund and such other persons, all in accordance with the terms and conditions of the Exemptive Orders and related compliance policies.
The Fund may invest, without limitation, in loans and securities rated below investment grade (that is, rated Ba or lower by Moody’s or BB or lower by S&P), which are commonly referred to as “junk” securities. A credit rating is an assessment provided by a NRSRO of the creditworthiness of an issuer with respect to debt obligations, including specific loans or securities, money market instruments or other debts. Ratings are measured on a scale that generally ranges from AAA (highest) to D (lowest); ratings are subject to change without notice. The Fund may also invest in unrated loans and securities determined by the applicable Investment Manager to be of comparable quality to loans or securities rated below investment grade.
The Fund’s investments may be issued by non-stressed, stressed and distressed issuers, including issuers in bankruptcy. “Distressed issuers” generally refers to those issuers that are currently unable to service their debt and thus, have entered into default, bankruptcy or are likely to do so. “Stressed issuers” generally refers to those issuers that the market expects to be “distressed” in the near future. “Non-stressed issuers” are those issuers that generally are performing and currently not undergoing the same financial experiences as stressed issuers and distressed issuers. Credit-related instruments that are or become stressed or distressed generally trade at prices below par, thus creating opportunities for capital appreciation (or loss) as the values of such instruments change over time.
Under normal market conditions, the Fund will not invest more than 20% of its total assets in obligations not making current interest and principal payments when due.
From time to time, the Fund may also invest in short-term debt securities such as U.S. government securities, commercial paper and other money market instruments and cash equivalents. The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid, including securities that are unregistered under the Securities Act of 1933, as amended, or are resalable only pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended.
The Fund will invest in obligations of U.S. and non-U.S. issuers and such obligations may be U.S. dollar denominated as well as non-U.S. dollar denominated. Under normal market conditions, the Fund expects to invest in issuers located anywhere in the world.
The Fund may invest in credit-related instruments of any maturity or duration, and the Fund will not be managed to target a specific maturity or duration. However, given the nature of the Fund’s portfolio, the Fund’s portfolio generally is expected to have a low average duration (generally, four years or less). “Maturity” is a certain date upon which a borrower is required to repay the outstanding principal amount of a debt obligation, along with any applicable interest. “Duration” is a measure of the price volatility of a security as a result of changes in market rates of interest, based on the weighted average timing of a security’s expected principal and interest payments.
Portfolio Contents
The Fund’s investments (primarily in credit-related investments) may be all or substantially all in investments that are generally considered to have a credit quality rated below investment grade by an NRSRO or unrated securities that are deemed to be of comparable quality. Below investment grade securities (that is, securities rated Ba or lower by Moody’s or BB or lower by S&P) are commonly referred to as “junk” securities and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. Generally, lower- grade securities provide a higher yield than higher- grade securities of similar maturity but are subject to greater risks, such as greater credit risk, greater market risk and volatility, greater liquidity concerns and potentially greater manager risk. Lower-grade securities are more susceptible to non-payment of interest and principal and default than higher-grade securities. Adverse changes in the economy or to the individual issuer often have a more significant impact on the ability of lower- grade issuers to make payments, meet projected goals or obtain additional financing. When an issuer of such securities is in financial difficulties, the Fund may incur additional expenditures or invest additional assets in an effort to obtain partial or full recovery on amounts due. Some of the securities held by the Fund, which may not be paying interest currently or may be in payment default, may be comparable to securities rated as low as C by Moody’s or CCC or lower by S&P. These securities are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default, to be unlikely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions and/or to be in default or not current in the payment of interest or principal.
While all credit-related investments tend to fluctuate inversely with changes in interest rates, the prices of lower- grade securities generally are less sensitive to changes in interest rates and are more sensitive to specific issuer developments or real or perceived general adverse economic changes than higher- grade securities. A projection of an economic downturn, for example, could cause a decline in prices of lower-grade securities because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its securities or obtain additional financing when necessary. A significant increase in market interest rates or a general economic downturn could severely disrupt the market as well as the market values of such securities. The market price of investments in floating rate loans is expected to be less affected by changes in interest rates than fixed-rate investments because floating rate loans pay a floating rate of interest that will fluctuate as market interest rates do and therefore should more closely track market movements in interest rates. Therefore, the net asset value of the Fund’s Shares will fluctuate less than the shares of funds that invest mainly in fixed-rate debt obligations. However, the interest rates of some floating rate loans adjust only periodically. Between the times that interest rates on floating rate loans adjust (which is most often quarterly, but may be monthly, every six months, or some other period), the interest rates on those floating rate loans may not correlate to prevailing interest rates. That will affect the
16        Invesco Dynamic Credit Opportunity Fund

value of the loans and may cause the net asset value of the Fund’s Shares to fluctuate. In addition, falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline.
Lower-grade securities also often experience more volatility in prices than higher-grade securities. The secondary trading market for lower-grade securities may be less liquid than the market for higher-grade securities. Prices of lower-grade securities may decline rapidly in the event a significant number of holders decide to sell. Changes in expectations regarding an individual issuer, an industry or lower-grade securities generally could reduce market liquidity for such securities and make their sale by the Fund more difficult, at least in the absence of price concessions. The market for lower-grade securities also may have less information available, further complicating evaluations and valuations of such securities and placing more emphasis on the Investment Managers’ experience, judgment and analysis than higher-grade securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of securities rated below investment grade and unrated securities especially in a market characterized by a low volume of trading.
The Fund may invest in the loans and other debt obligations of stressed, distressed and bankrupt issuers, including obligations that are in covenant or payment default. Credit securities that are or become stressed or distressed generally trade at prices below par, thus creating opportunities for capital appreciation (or loss) as the values of such securities change over time. Such obligations are subject to a multitude of legal, industry, market, economic and governmental forces that make analysis of these companies inherently difficult. The Investment Managers rely on company management, outside experts, market participants and personal experience to analyze potential investments for the portion of the Fund’s portfolio managed by each. There can be no assurance that any of these sources will provide credible information, or that the analysis of the Investment Managers will produce conclusions that lead to profitable investments for the respective portion of the Fund’s portfolio managed by each. Obligations of stressed, distressed and bankrupt issuers generally trade significantly below par and are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings or result in only partial recovery of cash payments or an exchange of the defaulted obligation for other debt or equity securities of the issuer or its affiliates, which may in turn be illiquid or speculative.
There are a number of significant risks inherent in the bankruptcy process. Many events in a bankruptcy are the product of contested matters and adversary proceedings and are beyond the control of the creditors. There can be no assurance that a bankruptcy court would not approve actions that would be contrary to the interests of the Fund. A bankruptcy filing by an issuer may cause such issuer to lose its market position and key employees and otherwise become incapable of restoring itself as a viable entity and its liquidation value may be less than its value was believed to be at the time of investment. In addition, the duration of a bankruptcy proceeding is difficult to predict and as such, a creditor’s return on investment can be adversely affected by delays while the plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until it ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Further, in the early stages of the bankruptcy process it is often difficult to estimate the extent of any contingent claims that might be made and as such, there exists the risk that the Fund’s influence with respect to the class of obligations it owns can be lost by increases in the number and amount of claims in that class or by different classification and treatment. A creditor, such as the Fund, can also lose its ranking and priority if it is determined that such creditor exercised “domination and control” over a debtor and other creditors can demonstrate that they have been harmed by such actions. In addition, certain claims have priority by law, such as claims for taxes, which may be substantial and could affect the ability of the Fund to be repaid.
In any investment involving stressed and distressed debt obligations, there exists the risk that the transaction involving such debt obligations will be unsuccessful, take considerable time or will result in a distribution of cash or a new security or obligation in exchange for the stressed and distressed debt obligations, the value of which may be less than the Fund’s purchase price of such debt obligations. Furthermore, if an anticipated transaction does not occur, the Fund may be required to sell its investment at a loss.
The Fund may sell investments without regard to the length of time they have been held to take advantage of new investment opportunities, when an Investment Manager believes the potential for high current income or capital appreciation has lessened, or for other reasons. Reallocation of investments among different categories of investments at different points in the credit cycle in accordance with the Fund’s dynamic credit strategy may increase portfolio turnover. The Fund’s portfolio turnover rate may vary from year to year. Under normal market conditions, the Fund generally expects its portfolio turnover to be less than 100%. A high portfolio turnover rate (100% or more) increases a fund’s transaction costs (including brokerage commissions and dealer costs), which would adversely impact a fund’s performance. Higher portfolio turnover may result in the realization of more short-term capital gains than if a fund had lower portfolio turnover. The portfolio turnover rate will not be a limiting factor, however, if an Investment Manager considers portfolio changes appropriate.
Senior Loans and other Loans. Senior Loans are business loans made to borrowers that may be corporations, partnerships or other entities that operate in a variety of industries and geographic regions. Senior Loans generally are negotiated between a borrower and several financial institution lenders represented by one or more lenders acting as agent of all the lenders. Senior Loans hold (or in the judgment of the applicable Investment Manager, hold) a senior position in the capital structure of U.S. and foreign corporations, partnerships or other business entities that, under normal circumstances, allow them to have priority of claim ahead of (or at least as high as) other obligations of a borrower in the event of liquidation. The Fund may act as one of the group of original lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. The Fund will only acquire participations if the lender selling the participation and any other persons positioned between the Fund and the lender has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined to be of comparable quality and has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.
The Fund generally acquires Senior Loans of borrowers that, among other things, in the applicable Investment Manager’s judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Investment Manager. The Fund may invest in Senior Loans secured by specific assets of the borrower, and may also invest in loans that are not secured by specific collateral. The Fund may purchase and retain in its portfolio Senior Loans of borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditor.
The Fund generally invests in a Senior Loan if, in the applicable Investment Manager’s judgment, the borrower can meet its payment obligations. The Investment Manager performs its own independent credit analysis of the borrower in addition to utilizing information prepared and supplied by the agent or other lenders with respect to the portion of the Fund’s portfolio managed by each. The Fund generally acquires a collateralized Senior Loan if the Investment Manager believes that the collateral coverage equals or exceeds the outstanding principal amount of
17        Invesco Dynamic Credit Opportunity Fund

the Senior Loan. The Investment Manager continues to monitor a borrower on an ongoing basis for so long as the Fund continues to own the Senior Loan.
There is no minimum rating or other independent evaluation of a borrower or its securities limiting the Fund’s investments. There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but deemed to be of comparable quality.
Certain of the loans, loan participations or assignments acquired by the Fund may involve unfunded commitments of the lenders or revolving credit facilities under which a borrower may from time to time borrow and repay amounts up to the maximum amount of the facility. In such cases, the Fund would have an obligation to advance its portion of such additional borrowings upon the terms specified in the loan documentation. Such an obligation may have the effect of requiring the Fund to increase its investment in a company at a time when it might not be desirable to do so (including at a time when the company’s financial condition makes it unlikely that such amounts will be repaid).
Over time, the customary terms of loans have evolved such that they are no longer accompanied by various restrictive covenants in favor of the investor which had historically accompanied most loans. The new and/or restructured loans in which the Fund may invest have varied terms and conditions, but generally contain few or no financial maintenance covenants. “Financial maintenance covenants” are those that require a borrower to maintain certain financial metrics during the life of the loan, such as maintaining certain levels of cash flow or limiting leverage. In the event of financial deterioration on the part of the borrower, these covenants are included to permit the lenders to renegotiate the terms of the loan, such as increasing the borrowing costs to the borrower, or to take other actions which would improve the position of the lender.
Asset-Based Loans. The Fund may invest in (or originate) asset-based loans of private and public companies, which are loans that are backed by assets of the relevant borrower. These loans are underwritten on an asset value basis, often in addition to the borrower’s cash flow. Collateral for these loans may include hard assets and/or financial assets, including royalties, equipment leasing, litigation finance, real assets, insurance solutions, and specialty finance solutions, among other assets. These investments may include corporate, residential, commercial, consumer, infrastructure, or portfolio finance lending. Examples of asset-based loans may include: general corporate financing, real estate loans, transportation loans, equipment loans, auto loans, healthcare loans, power or utilities loans, or corporate credit loans. These loans may include secured loans, unsecured loans, securitized portfolios of receivables, secured credit backed by physical assets, and other credit-related investments. The Fund’s investments in asset-based loans may be in any country or region throughout the world. The Fund may gain investment exposures either directly or through a wholly-owned subsidiary.
Structured Products and Derivatives. The Fund also may invest in structured products, including CDOs, CBOs, CLOs, structured notes, credit- linked notes and other types of structured products. CDOs, CBOs and CLOs are types of asset-backed securities issued by special purpose vehicles created to reapportion the risk and return characteristics of a pool of assets. A credit-linked note is a derivative instrument that is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation).
The Fund can invest in derivative instruments including swap contracts, options, futures contracts and forward foreign currency contracts.
A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, commodities, currencies or other assets. The notional amount of a swap is based on the nominal or face amount of a reference asset that is used to calculate payments made on that swap; the notional amount typically is not exchanged between counterparties. The parties to the swap use variations in the value of the underlying asset to calculate payments between them through the life of the swap. The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Fund can also use swap contracts, including credit default swaps, to create long or short exposure to corporate or sovereign debt securities. The Fund can further use credit default index swaps to hedge credit risk or take a position on a basket of credit entities: total return swaps to gain exposure to a reference asset; and volatility swaps to adjust the volatility profile of the Fund.
An option is a derivative financial instrument that reflects a contract between two parties for a future transaction on an asset at a reference price. The buyer of the option gains the right, but not the obligation, to engage in that transaction, while the seller incurs the corresponding obligation to fulfill the transaction. The price of an option derives from the difference between the reference price and the value of the underlying asset (commonly a stock, a bond, a currency or a futures contract) plus a premium based on the time remaining until the expiration of the option. Other types of options exist, and options can in principle be created for any type of valuable asset. The Fund can use options, including currency options, to seek alpha (return on investments in excess of the benchmark index) or to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. The Fund can also use credit default swap options to gain the right to enter into a credit default swap at a specified future date. The Fund can further use swaptions (options on swaps) to manage interest rate risk; and options on bond or rate futures to manage interest rate exposure.
A futures contract is a standardized agreement between two parties to buy or sell a specified quantity of an underlying asset at a specified price at a specified future time. The value of the futures contract tends to increase and decrease in tandem with the value of the underlying asset. Futures contracts are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Depending on the terms of the particular contract, futures contracts are settled by purchasing an offsetting contract, physically delivering the underlying asset on the settlement date or paying a cash settlement amount on the settlement date. The Fund can use futures contracts, including interest rate futures, to increase or reduce exposure to interest rate changes. The Fund can also use currency futures to hedge against adverse movements in or to increase or decrease its exposure to foreign currencies.
The Fund can engage in foreign currency transactions either on a spot basis or through forward foreign currency contracts to gain or mitigate the risk of foreign currency exposure. Spot contracts allow for prompt delivery and settlement at the rate prevailing in the currency exchange market at the time. A forward foreign currency contract is an agreement between parties to exchange a specified amount of currency at a specified future time at a specified rate. Forward foreign currency contracts are used to protect against uncertainty in the level of future currency exchange rates or to gain or modify exposure to a particular currency.
Preferred Securities. Preferred securities are a type of hybrid financial instrument that has features of both equity and debt. They typically provide fixed dividend payments to investors, similar to interest on bonds, and may take precedence over common securities in the event of an issuer's liquidation, although they may be subordinated to to bonds and other debt instruments in an issuer's capital structure. However, unlike bonds, preferred securities generally do not have a maturity date and may not offer voting rights.
Co-Investment. The Fund may co-invest with certain other persons, including certain affiliates of the Investment Managers and certain funds managed and controlled by the Investment Managers and their respective affiliates, subject to certain terms and conditions outlined in Exemptive Orders granted to the Investment Managers by the SEC. The Fund may co-invest with such other persons in Senior Loans and other loans, including
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loans directly originated by the Fund and such other persons, all in accordance with the terms and conditions of the Exemptive Orders and related compliance policies.
Other Investments
Securities of Other Investment Companies. The Fund may invest its assets in securities of other open- and closed-end investment companies, including affiliated registered investment companies to the extent permitted by the 1940 Act. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s investment advisory and other fees and expenses with respect to assets so invested. Holders of Common Shares will therefore be subject to duplicative expenses to the extent that the Fund invests in other investment companies. Expenses will be taken into account when evaluating the merits of such investments. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to certain leverage risks. The net asset value and market value of leveraged securities will be more volatile and the yield to stockholders will tend to fluctuate more than the yield generated by unleveraged securities.
Investment companies may have investment policies that differ from those of the Fund.
Rule 12d1-4 allows a fund to acquire the securities of another investment company in excess of the limitations imposed by Section 12 without obtaining an exemptive order from the SEC, subject to certain limitations and conditions. Among those conditions is the requirement that, prior to a fund relying on Rule 12d1-4 to acquire securities of another fund in excess of the limits of Section 12(d)(1), the acquiring fund must enter into a Fund of Funds Agreement with the acquired fund. (This requirement does not apply when the acquiring fund’s investment adviser acts as the acquired fund’s investment adviser and does not act as sub-adviser to either fund.)
Zero Coupon Bonds. Certain debt obligations purchased by the Fund may take the form of zero coupon bonds. A zero coupon bond is a bond that does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, its return comes from the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. Zero coupon bonds allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater market risk and credit risk than bonds that pay interest currently or in cash. The Fund would be required to distribute the income on any of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments or borrow money, including when it may not be advisable to do so, to make income distributions to its stockholders.
Repurchase Agreements and Reverse Repurchase Agreements. The Fund may engage in repurchase agreements with broker-dealers, banks and other financial institutions to earn incremental income on temporarily available cash which would otherwise be uninvested. A repurchase agreement is a short-term investment in which the purchaser (i.e., the Fund) acquires ownership of a security and the seller agrees to repurchase the obligation at a future time and set price, thereby determining the yield during the holding period. Repurchase agreements involve certain risks in the event of default by the other party. The Fund may enter into repurchase agreements with broker-dealers, banks and other financial institutions deemed to be creditworthy.
For the purpose of investing in repurchase agreements, the applicable Investment Manager may aggregate the cash that certain funds advised or subadvised by the Adviser or certain of its affiliates would otherwise invest separately into a joint account. The cash in the joint account is then invested in repurchase agreements and the funds that contributed to the joint account share pro rata in the net revenue generated. The Adviser believes that the joint account produces efficiencies and economies of scale that may contribute to reduced transaction costs, higher returns, higher quality investments and greater diversity of investments for the Fund than would be available to the Fund investing separately. The manner in which the joint account is managed is subject to conditions set forth in an exemptive order from the SEC permitting this practice, which conditions are designed to ensure the fair administration of the joint account and to protect the amounts in that account.
Repurchase agreements are required to be fully collateralized by the underlying securities and are considered to be loans under the 1940 Act. The Fund pays for such securities only upon physical delivery or evidence of book entry transfer to the account of a custodian or bank acting as agent. The seller under a repurchase agreement will be required to maintain the value of the underlying collateral securities marked-to-market daily at not less than the repurchase price. The underlying securities (normally securities of the U.S. government and its agencies or instrumentalities) may have maturity dates exceeding one year.
The Fund may borrow through entering into reverse repurchase agreements under which the Fund sells portfolio securities to financial institutions such as banks and broker-dealers and agrees to repurchase them at a particular date and price. The Fund may utilize reverse repurchase agreements when it is anticipated that the interest income to be earned from the investment of the proceeds of the transaction is greater than the interest expense of the transaction.
When Issued and Delayed Securities. The Fund may purchase and sell securities on a “when-issued” or “delayed delivery” basis whereby the Fund buys or sells a security with payment and delivery taking place in the future. The payment obligation and the interest rate are fixed at the time the Fund enters into the commitment. No income accrues to the Fund on securities in connection with such transactions prior to the date the Fund actually takes delivery of such securities. These transactions are subject to market risk as the value or yield of a security at delivery may be more or less than the purchase price or the yield generally available on securities when delivery occurs. In addition, the Fund is subject to counterparty risk because it relies on the buyer or seller, as the case may be, to consummate the transaction, and failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. An increase in the percentage of the Fund’s assets committed to the purchase of securities on a when-issued or delayed delivery basis may increase the volatility of the Fund’s net asset value.
Restricted and Exempt Securities. The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid, including securities that are unregistered under the Securities Act of 1933, as amended, or are only resalable pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended.
The Fund has no liquidity limitation or restriction; thus, some or all of the Fund investments may be in illiquid securities. At times, restricted securities, as well as other securities in which the Fund may invest, may be deemed illiquid. Investments in illiquid securities tend to restrict the Fund’s ability to dispose of instruments in a timely fashion and restrict the Fund’s ability to take advantage of market opportunities.
Warrants. Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. Warrants are usually freely transferable. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant.
Warrants have a subordinate claim on a borrower’s assets compared with Senior Loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of Senior Loans and this may increase the volatility of the Fund’s net asset value.
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Temporary Investments. During periods in which the Fund believes that changes in economic, financial or political conditions make it advisable to do so, the Fund may, for temporary defensive purposes, reduce its primary investment holdings and invest in certain short-term (less than one year to maturity) and medium-term (not greater than five years to maturity) debt securities or hold cash. The short-term and medium-term debt securities in which the Fund may invest consist of (i) obligations of the U.S. government, its agencies or instrumentalities; (ii) bank deposits and bank obligations (including certificates of deposit, time deposits and bankers’ acceptances) of U.S. or foreign banks denominated in any currency; (iii) floating rate securities and other instruments denominated in any currency issued by various governments or international development agencies; (iv) finance company and corporate commercial paper and other short-term corporate debt obligations of U.S. or foreign corporations; and (v) repurchase agreements with banks and broker-dealers with respect to such securities. The Fund intends to invest for temporary defensive purposes only in short-term and medium-term debt securities that the Fund believes to be of high quality, i.e., subject to relatively low risk of loss of interest or principal. In taking such defensive position, the Fund temporarily would not be pursuing and may not achieve its investment objectives.
Investment Process
In selecting investments for the Fund, the portfolio managers evaluate overall investment opportunities and risks among the types of investments the Fund can hold. They analyze the credit standing and risks of the instruments they are considering for the Fund’s portfolio. They evaluate information about borrowers from their own research or research supplied by rating organizations, agent banks or other sources. The portfolio managers consider many factors, including, among others:
•the borrower’s past and expected future financial performance;
•the experience and depth of the borrower’s management;
•the status of the borrower’s industry and its position in that industry;
•the collateral for the loan or other debt security;
•the borrower’s assets and cash flows; and
•for investments in stressed and distressed issuers, the portfolio managers evaluate the potential for the financial health of the issuer to improve and/or the ability to restructure the issuer’s debt obligations, either within or outside of a court-administered bankruptcy or insolvency proceeding, and the associated potential for capital appreciation.
There can be no assurance that the portfolio managers’ analysis will identify all of the factors that may impair the value of a Senior Loan or other investment.

Use of Leverage
The Fund may utilize financial leverage (i.e., borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares) (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objectives and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. Currently, the Fund employs financial leverage by borrowing through a credit facility (as defined herein).
Under the 1940 Act, a fund is not permitted to issue debt unless immediately after such incurrence the fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the fund’s total assets). Additionally, under the 1940 Act, a fund may not declare any dividend or other distribution upon any class of its capital shares, or purchase any such capital shares, unless the aggregate indebtedness of the fund has, at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution or purchase price, as the case may be. Under the 1940 Act, a fund is not permitted to issue preferred shares unless immediately after such issuance the net asset value of the fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets). In addition, a fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such distribution, the net asset value of the fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value. If using a combination of borrowing and issuing preferred shares, the maximum allocable leverage will be between 300% and 200% based on the relative amounts borrowed and preferred shares issued.
The terms of any such borrowings may require the Fund to pay a fee to maintain a line of credit, such as a commitment fee, or to maintain minimum average balances with a lender. Any such requirements would increase the cost of such borrowings over the stated interest rate. Such lenders would have the right to receive interest on and repayment of principal of any such borrowings, which right will be senior to those of the Common Shareholders. Any such borrowings may contain provisions limiting certain activities of the Fund, including the payment of dividends to Common Shareholders in certain circumstances.
Certain types of borrowings subject the Fund to covenants in credit agreements relating to asset coverage and portfolio composition requirements. Certain borrowings issued by the Fund also may subject the Fund to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for such borrowings. Such guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. It is not anticipated that these covenants or guidelines will impede Invesco from managing the Fund’s portfolio in accordance with the Fund’s investment objectives and policies. The 1940 Act grants to the holders of senior securities representing indebtedness issued by the Fund, other than with respect to privately arranged borrowings, certain voting rights in the event of default in the payment of interest on or repayment of principal. Failure to maintain certain asset coverage requirements under the 1940 Act could result in an event of default and entitle the debt holders to elect a majority of the Board of Trustees.
Credit Facility. The Fund has entered into a $200 million revolving credit and security agreement (as from time to time amended, supplemented, waived or modified, the “Credit Agreement”), with two financial institutions. As of June 1, 2026, the Fund’s outstanding borrowings under the Credit Facility were approximately $88 million, which represented approximately 22.60% of the Fund’s total assets as of such date. The Credit Agreement is secured by the assets of the Fund, including the assets held by the LLC. The LLC provides a supporting guarantee of the obligations of the Fund under the Credit Agreement.
The Fund and the LLC are subject to certain covenants relating to the Credit Agreement and related credit facility documentation. Failure to comply with these restrictions could cause the acceleration of the repayment of the amount outstanding under the Credit Agreement.
Preferred Shares. The Fund may authorize and issue preferred shares with rights as determined by the Board of Trustees, by action of the Board of Trustees without prior approval of the holders of the Common Shares. Common Shareholders have no preemptive right to purchase any preferred shares that might be issued. Any such preferred share offering would be
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subject to the limits imposed by the 1940 Act. Under the 1940 Act, the Fund may not issue preferred shares if, immediately after issuance, the Fund would have asset coverage (as defined in the 1940 Act) of less than 200% (i.e., for every dollar of Preferred Shares outstanding, the Fund is required to have at least two dollars of assets).
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the terms of any preferred shares may entitle the holders of preferred shares to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus the applicable redemption premium, if any, together with accrued and unpaid distributions, whether or not earned or declared and on a cumulative basis) before any distribution of assets is made to holders of Common Shares. After payment of the full amount of the liquidating distribution to which they are entitled, the preferred shareholders would not be entitled to any further participation in any distribution of assets by the Fund.
The terms of the preferred shares, including their distribution rate, voting rights, liquidation preference and redemption provisions, will be determined by the Board (subject to applicable law and the Fund’s Declaration of Trust) if and when it authorizes the preferred shares. The Fund may issue preferred shares that provide for the periodic redetermination of the distribution rate at relatively short intervals through an auction or remarketing procedure, although the terms of the preferred shares may also enable the Fund to lengthen such intervals. At times, the distribution rate on the Fund’s preferred shares may exceed the Fund’s return after expenses on the investment of proceeds from the preferred shares, resulting in a lower rate of return to Common Shareholders than if the preferred shares were not outstanding.
Effects of Leverage
Assuming an interest rate of 6.10% (which is the rate of the Fund's and the LLC's consolidated outstanding borrowings as of February 28, 2026) and the use of leverage in an amount equal to 27.07% of the combined total assets of the Fund and the LLC (as of February 28, 2026), the incremental income generated by the Fund's portfolio (net of estimated expenses including expenses related to the use of leverage) must exceed approximately 4.19% to cover such interest expense. These numbers are merely estimates used for illustration. The amount of leverage used by the Fund and the LLC as well as actual interest expenses on the Fund's and the LLC's outstanding borrowings may vary and may be higher or lower than the above estimates.
The following table is designed to illustrate the effect on return to a holder of the Fund's Shares of the leverage created by the Fund's use of borrowing, on a consolidated basis, using the weighted average interest rate of 6.10%, (which is the rate of the consolidated outstanding borrowings as of February 28, 2026 as noted above, however, the consolidated outstanding borrowings are subject to a variable interest rate and may change up or down over time) assuming the Fund and the LLC have used leverage by borrowing an amount equal to 27.07% of the combined total assets of the Fund and the LLC.
Assumed portfolio total return (net of expenses)	-10%	-5%	0%	5%	10%
Corresponding return to common shareholders	-13.61%	-7.55%	-1.48%	4.58%	10.65%
The chart shows the effect of the Fund's Subsidiaries. See “Investment Policies of the Fund” for more information about the Subsidiaries.
Common Share total return is composed of two elements—the Common Share dividends paid by the Fund (the amount of which is largely determined by the Fund’s net investment income after paying the carrying cost of Financial Leverage) and realized and unrealized gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital loss than to enjoy capital appreciation. For example, to assume a total return of 0%, the Fund must assume that the net investment income it receives on its investments is entirely offset by losses on the value of those investments. This table reflects the hypothetical performance of the Fund’s portfolio and not the performance of the Fund’s Common Shares, the value of which will be determined by market and other factors.

Risks
As with any investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:
Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. The value of the Fund’s investments may go up or down due to general market conditions that are not specifically related to the particular issuer, such as real or perceived adverse economic conditions, changes in the general outlook for revenues or corporate earnings, changes in interest or currency rates, regional or global instability and uncertainty, or adverse investor sentiment generally. The value of the Fund’s investments may also go up or down due to factors that affect an individual issuer or a particular industry or sector, such as changes in production costs and competitive conditions within an industry. In addition, economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries. Natural or environmental disasters, widespread disease or other public health issues, war, military conflict, acts of terrorism, changes in trade regulation, including tariffs or economic sanctions, economic crisis or other events may have a significant impact on the value of the Fund’s investments, as well as the financial markets and global economy generally. Such circumstances may also impact the ability to effectively implement the Fund’s investment strategy. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.
Increasingly strained relations between the U.S. and foreign countries may adversely affect U.S. issuers, as well as non-U.S. issuers. A decrease in U.S. imports or exports, changes in trade regulations, including the imposition of tariffs or other economic sanctions on traditional allies or adversaries and their responses thereto, inflation, and/or an economic recession in the U.S. may have a material adverse effect on the U.S. economy, global financial markets as a whole and the securities to which the Fund has exposure. Proposed and adopted policy and legislative actions in the U.S. may impact many aspects of financial and other regulations and may have a significant effect, including potentially adversely, on U.S. markets generally and the value of certain securities. The continued maintenance of elevated debt levels by the U.S. government as projected by governmental agencies and non-governmental organizations, or the imposition of U.S. austerity measures, could potentially constrain future economic growth and the ability to effectively respond to economic downturns. If these trends were to continue, they could adversely impact the U.S. economy, global financial markets as a whole and the securities in which the Fund invests.
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Market Disruption Risks Related to Armed Conflict and Geopolitical Tension. As a result of increasingly interconnected global economies and financial markets, armed conflict and geopolitical tension between countries or in a geographic region, for example the armed conflicts between Russia and Ukraine in Europe and among various countries, paramilitary organizations, and other armed political actors in the Middle East, have the potential to
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adversely impact the Fund’s investments. Such conflicts and tensions, and other corresponding events, have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity, and overall uncertainty. The negative impacts may be particularly acute in certain sectors. The timing and duration of such conflicts and tensions, resulting sanctions, related events and other impacts cannot be predicted. The foregoing may result in a negative impact on Fund performance and the value of an investment in the Fund, even beyond any direct investment exposure the Fund may have to issuers located in or with significant exposure to an impacted country or geographic regions.
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Recent Publicity Regarding Private Credit Strategies. In recent periods there has been negative publicity with respect to the broader private credit industry and funds employing private credit strategies. This negative publicity has coincided with increased investor repurchase requests across certain funds employing private credit strategies that conduct periodic repurchase offers, including closed-end interval funds (like the Fund) and business development companies. If a trend of increased investor repurchase requests persists, funds facing elevated repurchase requests may determine to sell their investments to generate liquidity, which could place downward pressure on the market value of certain investments held by those funds. Negative publicity, whether or not substantiated, could also heighten scrutiny on the Fund and the businesses of the Investment Managers, encourage litigation and regulatory inquiries, harm the reputation of the Fund or Investment Managers or adversely affect the sale of the Fund's shares.
Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The credit analysis applied to the Fund’s debt securities may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.
Credit Risk. The issuers of instruments in which the Fund invests may be unable to meet interest and/or principal payments. This risk is increased to the extent the Fund invests in junk bonds, which may cause the Fund to incur higher expenses to protect its interests. The credit risks and market prices of lower-grade securities generally are more sensitive to negative issuer developments, such as reduced revenues or increased expenditures, or adverse economic conditions, such as a recession, than are higher-grade securities. An issuer’s securities may decrease in value if its financial strength weakens, which may reduce its credit rating and possibly its ability to meet its contractual obligations. In the event that an issuer of securities held by the Fund experiences difficulties in the timely payment of principal and interest and such issuer seeks to restructure the terms of its borrowings, the Fund may incur additional expenses and may determine to invest additional assets with respect to such issuer or the project or projects to which the Fund’s securities relate. Further, the Fund may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of interest or the repayment of principal on its portfolio holdings and the Fund may be unable to obtain full recovery on such amounts.
Unrated Securities Risk. An Investment Manager may internally assign ratings to securities that are not rated by any nationally recognized statistical rating organization, after assessing their credit quality and other factors, in categories similar to those of nationally recognized statistical rating organizations. There can be no assurance, nor is it intended, that the Investment Manager’s credit analysis process is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization. Unrated securities are considered “investment-grade” or “below-investment-grade” if judged by the Investment Manager to be comparable to rated investment-grade or below-investment-grade securities. The Investment Manager’s rating does not constitute a guarantee of the credit quality. In addition, some unrated securities may not have an active trading market or may trade less actively than rated securities, which means that the Fund might have difficulty selling them promptly at an acceptable price and may be more difficult to value.
In evaluating the credit quality of a particular security, whether rated or unrated, the Investment Manager will normally take into consideration a number of factors such as, if applicable, the financial resources of the issuer, the underlying source of funds for debt service on a security, the issuer’s sensitivity to economic conditions and trends, any operating history of the facility financed by the obligation, the degree of community support for the financed facility, the capabilities of the issuer’s management, and regulatory factors affecting the issuer or the particular facility. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Investment Manager will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.
Senior Loans and Other Loans Risk. There are a number of risks associated with an investment in Senior Loans including credit risk, interest rate risk, liquidity risk, valuation risk and prepayment risk. These risks are typically associated with debt securities but may be heightened in part because of the limited public information regarding Senior Loans. Senior Loans generally are floating rate loans, which are subject to interest rate risk as the interest paid on the floating rate loans adjusts periodically based on changes in widely accepted reference rates. Lack of an active trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads and extended trade settlement periods may impair the Fund’s ability to sell Senior Loans within its desired time frame or at an acceptable price and its ability to accurately value existing and prospective investments. Extended trade settlement periods may result in cash not being immediately available to the Fund. As a result, the Fund may have to sell other investments or engage in borrowing transactions to raise cash to meet its obligations. The risk of holding Senior Loans is also directly tied to the risk of insolvency or bankruptcy of the issuing banks. The value of Senior Loans can be affected by, and is sensitive to, changes in government regulation and to economic downturns in the United States and abroad. These risks could cause the Fund to lose income or principal on a particular investment, which in turn could affect the Fund’s returns. Newly originated loans (including reissuances and restructured loans) may possess lower levels of credit document protections than has historically been the case. Accordingly, in the event of default the Fund may experience lower levels of recoveries than has historically been the norm.
In addition to the risks typically associated with debt securities, senior loans are also subject to the risk that a court could subordinate a senior loan, which typically holds a senior position in the capital structure of a borrower, to presently existing or future indebtedness or take other action detrimental to the holders of senior loans. Loans usually have mandatory and optional prepayment provisions. If a borrower prepays a loan, the Fund will have to reinvest the proceeds in other loans or financial assets that may pay lower rates of return.
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Loans are subject to the risk that the value of the collateral, if any, securing a loan may decline, be insufficient to meet the obligations of the borrower, or be difficult to liquidate or take possession of. In the event of a default, the Fund may have difficulty collecting on any collateral and would not have the ability to collect on any collateral for an uncollateralized loan. In addition, the lenders’ security interest or their enforcement of their security under the loan agreement may be found by a court to be invalid or the collateral may be used to pay other outstanding obligations of the borrower. The Fund’s access to collateral, if any, may be limited by bankruptcy, other insolvency laws, or by the type of loan the Fund has purchased. As a result, a collateralized loan may not be fully collateralized and can decline significantly in value.
Loan investments are often issued in connection with highly leveraged transactions. Such transactions include leveraged buyout loans, leveraged recapitalization loans, and other types of acquisition financing. These obligations are subject to greater credit risks than other investments including a greater possibility that the borrower may default or enter bankruptcy. Highly leveraged loans also may be less liquid than other loans. If the Fund voluntarily or involuntarily sold those types of loans, it might not receive the full value it expected.
Due to restrictions on transfers in loan agreements and the nature of the private syndication of loans including, for example, the lack of publicly-available information, some loans are not as easily purchased or sold as publicly-traded securities. Some loans are illiquid, which may make it difficult for the Fund to value them or dispose of them at an acceptable price when it wants to. Additionally, valuation of Senior Loans may require greater research due to limited public information available and elements of judgment may play a greater role in valuation since there may be a lack of objective data available. The market price of investments in floating rate loans is expected to be less affected by changes in interest rates than fixed-rate investments because floating rate loans pay a floating rate of interest that will fluctuate as market interest rates do and therefore should more closely track market movements in interest rates.
Direct investments in loans and, to a lesser degree, investments in participation interests in or assignments of loans may be limited. A limited availability of loans could reduce the amount of attractive investments for the Fund. If market demand for loans increases, the interest paid by loans that the Fund holds may decrease. Due to the possible limited availability of loans in the market at a given time in which the Fund can invest, there is a risk that the Fund may not be able to invest a sufficient amount in loans at all times to meet its 80% asset investment requirement (including borrowings for investment purposes).
Compared to securities and to certain other types of financial assets, purchases and sales of loans take relatively longer to settle. This extended settlement process can (i) increase the counterparty credit risk borne by the Fund; (ii) leave the Fund unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund’s ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse tax or regulatory consequences. To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments or temporarily borrow from banks or other lenders. If the Fund undertakes such measures, the Fund’s ability to pay redemption proceeds in a timely manner, as well as the Fund’s performance, may be adversely affected.
If the Fund invests in a loan via a participation, the Fund will be exposed to the ongoing counterparty risk of the entity providing exposure to the loan (and, in certain circumstances, such entity’s credit risk) in addition to the exposure the Fund has to the creditworthiness of the borrower. The terms of the participation may not entitle the Fund to all rights of a direct lender under the loan (for example, with respect to consent, voting or enforcement rights). Therefore, the Fund’s rights under a participation interest for a particular loan may be more limited than the rights of the original lender or an investor who acquires an assignment of that loan. Where the Fund invests in a loan via a participation, the Fund generally will have no right of direct recourse against the borrower or ability to otherwise directly enforce the terms of the loan agreement.
In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.
Covenant Lite Loans Risk. Because covenant lite loans contain few or no financial maintenance covenants, covenant lite loans may not include terms that permit the lender of the loan to monitor the borrower’s financial performance and, if certain criteria are breached, declare a default, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. As a result, the Fund may experience relatively greater difficulty or delays in enforcing its rights on its holdings of covenant lite loans than its holdings of loans or securities with financial maintenance covenants, which may result in losses to the Fund, especially during a downturn in the credit cycle.
Risk of Second Lien or Other Subordinated or Unsecured Loans or Debt. Second lien or other subordinated or unsecured loans or debt generally are subject to similar risks associated with investments in Senior Loans. Because second lien or other subordinated or unsecured loans or debt are lower in priority of payment to Senior Loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral.
Asset-Based Lending Risk. Asset-based loans are subject to the risks described under “Senior Loans and Other Loans Risk.” Additionally, because these loans are secured by the assets of the relevant borrower, the Fund may be exposed to greater risks than if the loan were secured solely by the borrower’s cash flow. The value and liquidity of the assets that serve as collateral to the loan can fluctuate significantly due to market conditions, operational risks, or borrower mismanagement. The collateral may be illiquid. Additionally, the Fund may have difficulty receiving or liquidating the collateral in the event of a default by the borrower on the loan. Issues related to lien perfection or competing creditor claims can also impair recovery by the Fund of any collateral in the event of a default by the borrower. The Fund may become subject to risks associated with the industry in which the borrower operates. These risks could lead to partial or complete loss on individual loan investments.
High Yield Debt Securities (Junk Bond) Risk. Compared to higher quality debt securities, high yield debt securities (also referred to as junk bonds or below-investment grade bonds) and other lower-rated securities involve a greater risk of default or price changes due to changes in the credit quality of the issuer. Compared to higher quality debt securities, high yield debt securities are more likely to be unsecured and are more likely to be subordinated to other creditors' claims. They are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. In addition, high yield debt securities often are issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which generally are less able than more financially stable firms to make scheduled payments of interest and principal.
Analysis of the creditworthiness of issuers of debt securities that are high yield may be more complex than for issuers of higher quality debt securities, and the use of credit ratings to select high yield debt securities
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can involve certain risks. For example, credit rating agencies may fail to change ratings in a timely fashion to reflect events since the security was last rated.
In addition, the values of junk bonds often fluctuate more in response to issuer, political, regulatory or economic developments than higher quality bonds. Their values can decline significantly over short periods of time or during periods of economic difficulty when the bonds could be difficult to value or sell at an acceptable price. Credit ratings on junk bonds do not necessarily reflect their actual market value.
The secondary market for below investment grade securities may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the fund's ability to dispose of a particular high yield security. There are fewer dealers in the market for high yield securities than for investment grade securities. The prices quoted by different dealers may vary significantly, and the spread between the bid and asked price is generally much larger for high yield securities than for higher quality securities.
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Price Arbitrage Risk. Because the Fund can invest in below-investment-grade bonds that may trade infrequently, investors might seek to trade Fund shares based on their knowledge or understanding of the value of those securities (this is sometimes referred to as “price arbitrage”). If such price arbitrage were successful, it might interfere with the efficient management of the Fund’s portfolio and the Fund may be required to sell securities at disadvantageous times or prices to satisfy the liquidity requirements created by that activity. Successful price arbitrage might also dilute the value of Fund shares held by other shareholders.
Changing Fixed Income Market Conditions Risk. Increases in the federal funds and equivalent foreign rates or other changes to monetary policy or regulatory actions may expose fixed income markets to heightened volatility, perhaps suddenly and to a significant degree, and to reduced liquidity for certain fixed income investments, particularly those with longer maturities. It is difficult to predict the impact of interest rate changes on various markets. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments may decline. Changes in central bank policies and other governmental actions and political events within the U.S. and abroad, the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan or other legislation aimed at addressing financial or economic conditions, the threat of a federal government shutdown, and threats not to increase or suspend the federal government’s debt limit may also, among other things, affect investor and consumer expectations and confidence in the financial markets, including in the U.S. government’s credit rating and ability to service its debt. Such changes and events may adversely impact the Fund, including its operations, universe of potential investment options, and return potential, and could also result in higher than normal redemptions by shareholders, which could potentially increase the Fund’s transaction costs and potentially lower the Fund’s performance returns.
Private Markets Risk. Investing in privately issued securities of public and private companies involves a high degree of business and financial risk and can result in substantial or complete losses. Privately held companies are not subject to Securities and Exchange Commission reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. Investments in companies that do not publicly report financial and other material information may involve a greater degree of investment risk and reliance upon an Investment Manager's ability to obtain and evaluate applicable information concerning such companies’ business, financial condition, creditworthiness and other investment considerations. Certain private investments may be illiquid. Because there is often no readily available trading market for private securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded. Private debt securities generally are of below-investment-grade quality, frequently are unrated and present many of the same risks as investing in below-investment-grade public debt securities. Private debt investments also are subject to interest rate risk, income risk, prepayment or call risk, credit risk, liquidity risk and valuation risk.
Liquidity Risk. The Fund may be unable to sell illiquid investments at the time or price it desires and, as a result, could lose its entire investment in such investments. An investment may be illiquid due to a lack of trading volume in the investment or if the investment is privately placed and not traded in any public market or is otherwise restricted from trading. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund’s securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices.
Preferred Securities Risk. Preferred securities are subject to issuer-specific and overall market risks that are generally applicable to equity securities as a whole; however, there are special risks associated with investing in preferred securities. Preferred securities may be less liquid than many other types of securities, such as common stock, and generally provide no voting rights with respect to the issuer. Preferred securities also may be subordinated to bonds or other debt instruments in an issuer’s capital structure, meaning that an issuer’s preferred securities generally pay dividends only after the issuer makes required payments to holders of its bonds and other debt. This subjects preferred securities to a greater risk of non-payment than more senior securities. Because of the subordinated position of preferred securities in an issuer’s capital structure, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities’ quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Also, in certain circumstances, an issuer of preferred securities may call or redeem it prior to a specified date or may convert it to common stock, all of which may negatively impact its return. Variable rate preferred securities may be subject to greater liquidity risk than other preferred securities, meaning that there may be limitations on the Fund’s ability to sell those securities at any given time. In addition, the floating rate feature of such preferred securities means that they generally will not experience capital appreciation in a declining interest rate environment.
Preferred securities may include provisions that permit the issuer, in its discretion, to defer or omit distributions for a certain period of time. If the Fund owns a security that is deferring or omitting its distributions, the Fund may be required to report the distribution on its tax returns, even though it may not have received any income. Dividend payments on a preferred security typically must be declared by the issuer’s board of directors, unlike interest payments on debt securities. However, an issuer’s board of directors generally is not under any obligation to declare a dividend for an issuer (even if such dividends have accrued). If an issuer of preferred securities experiences economic difficulties, those securities may lose substantial value due to the reduced likelihood that the issuer’s board of directors will declare a dividend.
Rule 144A Securities and Other Exempt Securities Risk. The Fund may invest in Rule 144A securities and other types of exempt securities, which are not registered for sale pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “1933 Act” or “Securities Act”). These securities are also known as privately issued securities, and typically may be resold only to qualified institutional buyers, or in a privately negotiated transaction, or to a limited number of purchasers, or in limited quantities after they have been held for a specified period of time and other conditions are met for an exemption from registration. Although such securities may be determined to be liquid, if
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there are an insufficient number of qualified institutional buyers interested in purchasing such securities at a particular time, the Fund may have difficulty selling such securities at a desirable time or price. As a result, the Fund's investment in such securities may be subject to increased liquidity risk. In addition, the issuers of Rule 144A securities may require their qualified institutional buyers (such as the Fund) to keep certain offering information confidential, which could adversely affect the ability of the Fund to sell such securities.
Restricted Securities Risk. Limitations on the resale of restricted securities may have an adverse effect on their marketability, and may prevent the Fund from disposing of them promptly at reasonable prices. There can be no assurance that a trading market will exist at any time for any particular restricted security. Transaction costs may be higher for restricted securities. Also, restricted securities may be difficult to value because market quotations may not be readily available, and the securities may have significant volatility. In addition, the Fund may get only limited information about the issuer of a restricted security and therefore may be less able to predict a loss.
Financial Services Sector Risk. Financial services companies are subject to extensive government regulation and, as a result, their profitability may be affected by new regulations or regulatory interpretations. Changes in interest rates can have a disproportionate effect on the financials sector, and financial services companies whose securities the Fund may purchase may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that sector. Financial services companies have also been affected by increased competition, which could adversely affect the profitability or viability of such companies. In addition, the financials sector is undergoing numerous changes, including continuing consolidations, development of new products and structures and changes to its regulatory framework. Increased government involvement in financial institutions, including measures such as taking ownership positions in such institutions, could result in a dilution in the value of the shares held by shareholders in such institutions. Global economies and financial markets are becoming increasingly interconnected, which increases the possibility that conditions in one country or region may adversely affect issuers in another country or region, which may adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. Deterioration of credit markets can have an adverse impact on a broad range of financial markets, and thereby cause certain financial services companies to incur large losses. Certain financial services companies have experienced a decline in the valuation of their assets and even ceased operations.
Interest Rate Risk. Interest rate risk is the risk that rising interest rates will cause the values of the Fund’s investments to decline. The values of debt securities usually change when prevailing interest rates change. When interest rates rise, the values of outstanding debt securities generally fall, and those securities may sell at a discount from their face amount. When interest rates rise, the decrease in values of outstanding debt securities may not be offset by higher income from new investments. When interest rates fall, the values of already-issued debt securities generally rise. However, when interest rates fall, the Fund’s investments in new securities may be at lower yields and may reduce the Fund’s income. The values of longer-term debt securities usually change more than the values of shorter-term debt securities when interest rates change; thus, interest rate risk is usually greater for securities with longer maturities or durations. “Zero-coupon” or “stripped” securities may be particularly sensitive to interest rate changes.
Income Risk. The income you receive from the Fund is based primarily on interest rates, which can vary widely over the short- and long-term. If interest rates drop, your income from the Fund may drop as well. The more the Fund invests in adjustable, variable or floating rate securities or in securities susceptible to prepayment risk, the greater the Fund’s income risk.
Prepayment or Call Risk. If interest rates fall, it is possible that issuers of fixed income securities with high interest rates will prepay or “call” their securities before their maturity dates. In this event, the proceeds from the prepaid or called securities would likely be reinvested by the Fund in securities bearing the new, lower interest rates, resulting in a possible decline in the Fund’s income and distributions to shareholders.
Loan Origination Risks. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/ or to value the direct loan. When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a decrease in the available supply of, qualifying loans could result in lower yields on such loans, which could adversely affect Fund performance.
Loan Collateral Valuation Risk. Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan.
There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan.
Financial Leverage Risk. The Fund is authorized to utilize financial leverage to the maximum extent allowable under the 1940 Act. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification as a regulated investment company for federal income tax purposes.
As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the current cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.
During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders
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of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowing. Further, the terms of such borrowing may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification as a regulated investment company for federal income tax purposes. The Fund intends, however, to the extent possible, to repay borrowings or repurchase any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.
Subject to the restrictions of the 1940 Act, the Fund may “releverage” through incurrence of new borrowing, or the reissuance of preferred shares and in connection with which the Fund, and indirectly the Common Shareholders, would incur the expenses of such releveraging. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Common Shareholders.
The Fund may in the future issue preferred shares as a form of financial leverage. Any such preferred shares of the Fund would be senior to the Fund’s Common Shares, such that holders of preferred shares would have priority over the distribution of the Fund’s assets, including dividend and liquidating distributions. It is presently believed that any such preferred shares of the Fund would not be listed on any exchange and would be bought and sold in auctions through participating broker- dealers. The issuance of preferred shares may subject the Fund to, among other things, (i) more stringent asset coverage provisions, (ii) restrictions on certain investment practices and (iii) the imposition of certain minimum issue size, issuer geographical diversification and other requirements for determining portfolio assets that are eligible for computing compliance with their asset coverage requirements in connection with an investment grade rating for such preferred shares from one or more nationally recognized statistical rating shares by the Fund entails certain initial costs and expenses and certain ongoing administrative and accounting expenses, as well as costs of interest payments and dividends on the leverage. Fees based on the net assets of the Fund (such as the Fund’s advisory and administrative fees) will not increase by adding leverage to the Fund. Certain other expenses of the Fund (such as custodian fees or portfolio transaction-related costs, which generally increase with any increase in the amount of assets managed by the Fund) are expected to marginally increase by adding leverage to the Fund. All of these costs and expenses will be borne by the Fund’s Common Shareholders and will reduce the income or net assets available to Common Shareholders. If the Fund’s current investment income were not sufficient to meet interest expenses on any borrowing or dividend requirements on any preferred shares, the Fund might have to liquidate certain of its investments in order to meet required interest or dividend payments, thereby reducing the net asset value attributable to the Fund’s Common Shares. If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.
The Fund may be converted to an open-end investment company only upon approval by the Board of Trustees followed by the approval of shareholders as required by the 1940 Act. Among other things, conversion of the Fund to an open-end investment company would require the redemption of all outstanding preferred shares and could require the repayment of borrowings, which would eliminate the leveraged capital structure of the Fund with respect to the Common Shares.
Certain other practices in which the Fund may engage, including entering into reverse repurchase agreements and investing in derivatives, such as swaps, may also be considered leverage and subject to the Fund’s leverage policy.
Regulatory Risk. Various state licensing requirements could apply to the Fund with respect investments in, or the origination and servicing of loans and similar assets. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s (or its Subsidiary’s) or Investment Managers' license, as applicable, which in turn could require the Fund to divest assets located in or secured by real property located in that state. To the extent the Fund (or its Subsidiary) obtains licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities, which may have an adverse effect on its results or operations.
Subsidiary Risk. By investing through one or more Subsidiaries, if any, the Fund is indirectly exposed to the risks associated with the Subsidiaries’ investments (which risks are generally the same as the investment risks described in this prospectus applicable to the Fund). Subsidiaries will not be registered as investment companies under the 1940 Act and will not be subject to all of the investor protections of the 1940 Act. However, the Fund will comply with the applicable requirements of the 1940 Act on a consolidated basis with its Subsidiaries (if any) and each such Subsidiary will be subject to the same investment restrictions and limitations, and will adhere to the same compliance policies and procedures, as the Fund. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized, including any changes in the interpretations of, or treatment with respect to, applicable federal tax-related matters impacting the Fund and its status as a regulated investment company, could result in the inability of the Fund and/or the Subsidiary to operate as described herein and could adversely affect the Fund.
For domestic subsidiaries, investments through a wholly-owned domestic entity that is taxable as a corporation for U.S. federal income tax purposes may incur entity-level income taxes on their earnings, which ultimately may reduce the return to shareholders.
Investments in Middle-Market Companies. Investments in middle-market companies may entail greater risks than are customarily associated with investments in large companies. Middle-market companies may have more limited product lines, markets and financial resources, and may be dependent on a smaller management group. As a result, such companies may be more vulnerable to general economic trends and to specific changes in markets and technology. In addition, future growth may be dependent on additional financing, which may not be available on acceptable terms when required. Furthermore, there is ordinarily a more limited marketplace for the sale of interests in smaller, private companies, which may make realizations of gains more difficult, by requiring sales to other private investors. In addition, the relative illiquidity of investments held by closed-end funds generally, and the somewhat greater illiquidity of closed-end fund investments in middle-market companies, could make it difficult for the Fund to react quickly to negative economic or political developments.
Conflicts of Interest Risk Related to Co-Investing. The Investment Managers and certain of its affiliates may experience conflicts of interest in connection with co-investment transactions. The Exemptive Orders impose various conditions on the Fund and the Investment Managers intended to ensure that any co-investment transactions are done in a fair and equitable manner. However, conflicts may nonetheless arise, including, but not limited to, the following:
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The Investment Managers may be incentivized to pursue a co-investment transaction for reputational or other reasons that are not directly advantageous to the Fund. For example, the Investment
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Managers may receive a higher advisory fee from an affiliated fund that would be a participant in a co-investment transaction with the Fund, in which case the Investment Managers might be incentivized to recommend that the Fund participate in riskier co-investment transactions than would be the case if the Fund was the only participant.
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By reason of the various activities of the Investment Managers and its affiliates, the Adviser and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Defaulted Securities Risk. Defaulted securities, where the issuer has defaulted on the payment of interest and/or principal, are speculative and involve substantial risks. Although defaulted securities can offer significant potential for higher returns or for an exchange offer for other securities that offer this potential, there can be no assurance that the Fund will achieve these returns or that the issuer will make an exchange offer. The Fund will generally not receive interest payments on defaulted securities and may incur costs to protect its investment. In addition, defaulted securities involve the substantial risk that principal will not be repaid. Defaulted securities and any securities received in an exchange for such securities may be subject to restrictions on resale.
The risk also applies to investments in loans to bankrupt companies.
Distressed Debt Securities Risk. The Fund may invest in debt securities issued by companies that are involved in reorganizations, financial restructurings or bankruptcy. Such distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in below-investment-grade debt securities. The Fund will generally not receive interest payments on the distressed securities and may also incur costs to protect its investment. In addition, distressed securities involve the substantial risk that principal will not be repaid. These securities may present a substantial risk of default or may be in default at the time of investment. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Distressed securities and any securities received in an exchange for such securities may be subject to restrictions on resale.
Foreign Investment Risk. Investments in foreign securities involve risks that are beyond those associated with investments in U.S. securities. Fluctuations in the value of the U.S. dollar relative to the values of other currencies may adversely affect investments in foreign securities, and foreign securities may have relatively low market liquidity, decreased publicly available information about issuers, and inconsistent and potentially less stringent accounting, auditing and financial reporting requirements and standards of practice, including recordkeeping standards, comparable to those applicable to domestic issuers.
Foreign securities also are subject to the risks of possible seizure, expropriation, nationalization, political or social instability, or other adverse political or economic developments and the difficulty of enforcing obligations in other countries. Investments in foreign securities also may be subject to dividend withholding or confiscatory taxes, currency blockage and/or transfer restrictions and higher transactional costs. Each country has different laws specific to that country that impact investment, which may increase the risks to which investors are subject. Country-specific rules or legislation addressing investment-related transactions may inhibit or prevent certain transactions from transpiring in a particular country.
To the extent the Fund invests in securities denominated in foreign currencies, fluctuations in the value of the U.S. dollar relative to the values of other currencies may adversely affect investments in foreign securities and may negatively impact the Fund’s returns, unless the Fund has hedged its foreign currency exposure. Currency exchange rates may fluctuate significantly over short periods of time. Currency hedging strategies, if used, may not always be successful. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls, and may therefore be more susceptible to fraud or corruption. There may be less public information available about foreign companies than U.S. companies, making it difficult to evaluate those foreign companies.
From time to time, certain companies in which the Fund invests may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government and the United Nations and/or in countries the U.S. government identified as state sponsors of terrorism. One or more of these companies may be subject to constraints under U.S. law or regulations that could negatively affect the company’s performance.
Furthermore, foreign exchanges and broker-dealers generally are subject to less government and exchange scrutiny and regulation than their U.S. counterparts. Differences in clearance and settlement procedures in foreign markets may cause delays in settlement of the Fund’s trades effected in those markets and could result in losses to the Fund due to subsequent declines in the value of the securities subject to the trades. Depositary receipts also involve substantially identical risks to those associated with investments in foreign securities. Additionally, the issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, have no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited securities.
Investing in Stocks Risk. Equity securities include common stock, preferred stock, rights, warrants and certain securities that are convertible into common stock.  Common stock represents an ownership interest in a company. It ranks below preferred stock and debt securities in claims for dividends and in claims for assets of the issuer in a liquidation or bankruptcy. Common stocks may be exchange-traded or over-the-counter securities. Over-the-counter securities may be less liquid than exchange-traded securities.
The value of the Fund’s portfolio may be affected by changes in the stock markets. Stocks and other equity securities fluctuate in price in response to changes to equity markets in general. Stock markets may experience significant short-term volatility and may fall or rise sharply at times. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets.
The prices of individual stocks generally do not all move in the same direction at the same time. However, individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. A variety of factors can negatively affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. To the extent that securities of a particular type are emphasized (for example foreign stocks, stocks of small- or mid-sized companies, growth or value stocks, or stocks of companies in a particular industry), Fund share values may fluctuate more in response to events affecting the market for those types of securities.
Preferred stock has a set dividend rate and ranks ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. The fixed dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. If prevailing interest rates rise, the fixed dividend on preferred stock may be less attractive, which may cause the price of preferred stock to decline.
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Preferred securities also may be subordinated to bonds or other debt instruments in an issuer’s capital structure, subjecting them to a greater risk of non-payment than these more senior securities. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt securities to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may be less liquid than many other securities, such as common stocks, and generally offer no voting rights with respect to the issuer.
Warrants are options to purchase equity securities at specific prices that are valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities and can be more volatile than the price of the underlying securities. If the market price of the underlying security does not exceed the exercise price during the life of the warrant, the warrant will expire worthless and any amount paid for the warrant will be lost. The market for warrants may be very limited and it may be difficult to sell a warrant promptly at an acceptable price. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.
Convertible securities can be converted into or exchanged for a set amount of common stock of an issuer within a particular period of time at a specified price or according to a price formula. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. Some convertible debt securities may be considered “equity equivalents” because of the feature that makes them convertible into common stock. The conversion feature of convertible securities generally causes the market value of convertible securities to rise and fall when the value of the underlying common stock rises and falls. Convertible securities may provide more income than common stock but they generally provide less income than comparable non-convertible debt securities. Most convertible securities will vary, to some extent, with changes in the price of the underlying common stock and are therefore subject to the risks of that stock. In addition, convertible securities may be subject to the risk that the issuer will not be able to pay interest or dividends when due, and their market value may change based on changes in the issuer’s credit rating or the market’s perception of the issuer’s creditworthiness. Some convertible preferred stocks have a mandatory conversion feature or a call feature that allows the issuer to redeem the stock on or prior to a mandatory conversion date. Those features could diminish the potential for capital appreciation on the investment.
Warrants, Equity Securities and Junior Debt Securities of the Borrower Risk. Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund’s net asset value. Additionally, warrants may be significantly less valuable on their relevant expiration date resulting in a loss of money or they may expire worthless resulting in a total loss of the investment. Warrants may also be postponed or terminated early resulting in a partial or total loss of the investment. Warrants may also be illiquid.
Risks of Structured Products. The Fund may invest in structured products, including CDOs, CBOs, CLOs, structured notes, credit-linked notes and other types of structured products. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the issuer or the entity that sold assets to the special purpose trust. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. When investing in structured products, it is impossible to predict whether the underlying index or prices of the underlying securities will rise or fall, but prices of the underlying indices and securities (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect particular issuers of securities and capital markets generally. Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the Fund’s illiquidity to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for these securities.
CBOs, CLOs and other CDOs are typically privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities; however an active dealer market may exist for CDOs allowing a CDO to be considered liquid in some circumstances. In addition to the general risks associated with fixed income securities discussed herein, CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the CDOs are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
Investments in structured notes involve risks including income risk, credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
Asset-Backed Securities Risk. Asset-backed securities differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. Asset-backed securities are subject to prepayment or call risk, which is the risk that a borrower's payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans. Faster prepayments often happen when interest rates are falling. As a result, the Fund may reinvest these early payments at lower interest rates, thereby reducing the Fund's income. Asset-backed securities also are subject to extension risk. A rise in interest rates could reduce the rate of prepayments and extend the life of the asset-backed securities, causing the price of the asset-backed securities and the Fund’s share price to fall.
Collateralized Loan Obligations Risk. CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorb losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.
Derivatives Risk. A derivative is an instrument whose value depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an
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underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, which are described below.
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Counterparty Risk. Certain derivatives do not trade on an established exchange (referred to as over-the-counter (OTC) derivatives) and are simply financial contracts between the Fund and a counterparty. When the Fund is owed money on an OTC derivative, the Fund is dependent on the counterparty to pay or, in some cases, deliver the underlying asset, unless the Fund can otherwise sell its derivative contract to a third party prior to its expiration. Many counterparties are financial institutions such as banks and broker-dealers and their creditworthiness (and ability to pay or perform) may be negatively impacted by factors affecting financial institutions generally. In addition, in the event that a counterparty becomes bankrupt or insolvent, the Fund’s ability to recover the collateral that the Fund has on deposit with the counterparty could be delayed or impaired. For derivatives traded on a centralized exchange, the Fund generally is dependent upon the solvency of the relevant exchange clearing house (which acts as a guarantor for each contractual obligation under such derivatives) for payment on derivative instruments for which the Fund is owed money.
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Leverage Risk. Many derivatives do not require a payment up front equal to the economic exposure created by holding a position in the derivative, which creates a form of leverage. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative or the anticipated value of the underlying asset. In addition, some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment. Leverage may therefore make the Fund’s returns more volatile and increase the risk of loss. In certain market conditions, losses on derivative instruments can grow larger while the value of the Fund’s other assets fall, resulting in the Fund’s derivative positions becoming a larger percentage of the Fund’s investments.
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Liquidity Risk. There is a smaller pool of buyers and sellers for certain derivatives, particularly OTC derivatives, than more traditional investments such as stocks. These buyers and sellers are often financial institutions that may be unable or unwilling to buy or sell derivatives during times of financial or market stress. Derivative instruments may therefore be less liquid than more traditional investments and the Fund may be unable to sell or exit its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. To the extent that the Fund is unable to exit a derivative position because of market illiquidity, the Fund may not be able to prevent further losses of value in its derivatives holdings and the liquidity of the Fund and its ability to meet redemption requests may be impaired to the extent that a substantial portion of the Fund’s otherwise liquid assets must be used as margin. Another consequence of illiquidity is that the Fund may be required to hold a derivative instrument to maturity and take or make delivery of the underlying asset that the Fund would otherwise avoid.
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Forward Foreign Currency Contracts Risk. Forward foreign currency contracts are used to lock in the U.S. dollar price of a security denominated in a foreign currency or protect against possible losses from changes in the relative value of the U.S. dollar against a foreign currency. They are subject to the risk that anticipated currency movements will not be accurately predicted or do not correspond accurately to changes in the value of the Fund's holdings as a consequence of market movements between the date the contract is entered into and the date it is sold, which could result in losses and additional transaction costs. The use of forward foreign currency contracts could reduce performance if there are unanticipated changes in currency prices. A contract to sell a foreign currency would limit any potential gain that might be realized if the value of the currency increases. A forward foreign currency contract may also result in losses in the event of a default or bankruptcy of the counterparty.
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Futures Contracts Risk. The volatility of futures contracts prices has been historically greater than the volatility of stocks and bonds. The liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced. In addition, futures exchanges often impose a maximum permissible price movement on each futures contract for each trading session. The Fund may be disadvantaged if it is prohibited from executing a trade outside the daily permissible price movement.
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Options Risk. If the Fund sells a put option, there is a risk that the Fund may be required to buy the underlying investment at a disadvantageous price. If the Fund sells a call option, there is a risk that the Fund may be required to sell the underlying investment at a disadvantageous price. If the Fund sells a call option on an investment that the Fund owns (a “covered call”) and the investment has increased in value when the option is exercised, the Fund will be required to sell the investment at the call price and will not be able to realize any of the investment’s value above the call price. Options may involve economic leverage, which could result in greater price volatility than other investments.
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Swap Transactions Risk. Under U.S. financial reform legislation enacted in 2010, certain types of swaps are required to be executed on a regulated market and cleared through a central clearing house counterparty, which may entail further risks and costs for the Fund.  Swap agreements are privately negotiated in the over-the-counter market and may be entered into as a bilateral contract or may be centrally cleared. In a centrally cleared swap, immediately following execution of the swap agreement, the swap agreement is submitted for clearing to a central clearing house counterparty, and the Fund faces the central clearing house counterparty by means of an account with a futures commission merchant that is a member of the clearing house.
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Other Risks. Compared to other types of investments, derivatives may be harder to value and may also be less tax efficient, as described under the “Federal Income Taxation” section of the prospectus. In addition, changes in government regulation of derivative instruments could affect the character, timing and amount of the Fund’s taxable income or gains, and may limit or prevent the Fund from using certain types of derivative instruments as a part of its investment strategy, which could make the investment strategy more costly to implement or require the Fund to change its investment strategy.  Derivatives strategies may not always be successful. For example, to the extent that the Fund uses derivatives for hedging or to gain or limit exposure to a particular market or market segment, there may be imperfect correlation between the value of the derivative instrument and the value of the instrument being hedged or the relevant market or market segment, in which case the Fund may not realize the intended benefits. There is also the risk that during adverse market conditions, an instrument which would usually operate as a hedge provides no hedging benefits at all. The Fund’s use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company.
Zero Coupon or Pay-In-Kind Securities Risk. Zero coupon and pay-in-kind securities may be subject to greater fluctuation in value and less liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods. Prices on non-cash-paying instruments may be more sensitive to changes in the
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issuer’s financial condition, fluctuation in interest rates and market demand/supply imbalances than cash-paying securities with similar credit ratings, and thus may be more speculative. Investors may purchase zero coupon and pay-in-kind securities at a price below the amount payable at maturity. Because such securities do not entitle the holder to any periodic payments of interest prior to maturity, this prevents any reinvestment of interest payments at prevailing interest rates if prevailing interest rates rise. The higher yields and interest rates on pay-in-kind securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a higher credit risk than coupon loans. Pay-in-kind securities may have a potential variability in valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. Special tax considerations are associated with investing in certain lower-grade securities, such as zero coupon or pay-in-kind securities.
Litigation Risk. From time to time, the Fund may pursue or be involved as a named party in litigation arising in connection with its role or status as a shareholder, bondholder, lender or holder of portfolio investments, its own activities, or other circumstances. Litigation that affects the Fund’s portfolio investments may result in the reduced value of such investments or higher portfolio turnover if the Fund determines to sell such investments. Litigation could result in significant expenses, reputational damage, increased insurance premiums, adverse judgment liabilities, settlement liabilities, injunctions, diversions of Fund resources, disruptions to Fund operations and/or other similar adverse consequences, any of which may increase the expenses incurred by the Fund or adversely affect the value of the Fund’s shares.
Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the investments that the Fund holds are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market fluctuations, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service, dealers or an Investment Manager (other than the Adviser) to assist with valuing securities at their fair market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.
A significant amount of the Fund's investments are expected to be in investments that do not have readily ascertainable market prices. Assets that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the Adviser (who may consider, as one input among others, certain procedures performed by an Investment Manager other than the Adviser or one or more independent valuation firms, if any). In connection with that determination, valuations will be prepared using inputs from the sponsor in the case of a sponsor-managed structured and/or securitized product or vehicle. The Adviser may also consider preliminary valuations obtained from independent valuation firms and/or proprietary models depending on the availability of information on the Fund's assets and the type of asset being valued, all in accordance with the Fund's valuation policy. The ability to value investments may also be impacted by technological issues and/or errors by independent valuation firms or other third-party service providers.
Because fair values, and particularly fair values of private investments, are inherently uncertain, may fluctuate over short periods of time, and are often based to a large extent on estimates, comparisons and qualitative evaluations of private information, the Fund's determinations of fair value may differ materially from the values that would have been determined if a ready market for these securities existed. There can be no assurance that valuation decisions with respect to an investment will represent the value realized by the Fund on the eventual disposition of such investment or that would, in fact, be realized upon an immediate disposition of such investment on the date of its valuation.
The value at which the Fund's investments can be sold may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of the sales may also affect the values obtained on the sales. The Fund invests a significant amount of its assets in private assets for which no public market exists. In addition, the Fund's compliance with the asset diversification tests under the Internal Revenue Code depends on the fair market values of the Fund's assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes in order to cure a violation thereof.
Financial information related to securities of non-U.S. issuers may be less reliable than information related to securities of U.S. issuers, which may make it difficult to obtain a current price for a non-U.S. security held by the Fund. To the extent that the investments held by the Fund trade on foreign exchanges or in foreign markets that may be closed when the securities exchange on which the Fund's shares trade is open, there are likely to be deviations between the current price of such investment and the last quoted price for the investment (i.e., the Fund's quote from the closed foreign market).
The Fund's net asset value is a critical component in several operational matters including computation of the management fee payable by the Fund, and determination of the price at which the shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund's investments will impact, positively or negatively, the fees and expenses shareholders will pay, the price a shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund.
As noted above, the Adviser expects to receive information for the Fund's investments in certain assets which it may use to calculate the Fund's net asset value on a monthly or quarterly basis, often on a significant delay. The Adviser generally does not expect to receive updated information from the sponsors or issuers more frequently. As a result, the Fund's net asset value attributable to such investments, may be based on portfolio company information from the prior month or quarter. The Fund may need to sell certain investments in order to maintain sufficient liquidity in connection with a repurchase offer. A subsequent decrease in the valuation of the Fund's investments after a repurchase offer could potentially disadvantage remaining shareholders to the benefit of shareholders whose shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund's investments could potentially disadvantage shareholders whose shares were accepted for repurchase to the benefit of remaining shareholders. Similarly, a subsequent decrease in the valuation of the Fund's investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing shareholders, and a subsequent increase in the valuation of the Fund's investments after a subscription could potentially disadvantage pre-existing shareholders to the benefit of subscribing investors.
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Conflicts of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund's portfolio investments may include loans that are not publicly traded and for which no market based price quotation is available. As a result, the fair value of these loans will be determined in good faith in accordance with the valuation policy approved by the Board and related procedures. In connection with that determination, investment professionals from the Adviser may provide input regarding valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. The participation of the Adviser's investment professionals in the Fund's valuation process could result in a conflict of interest as the Adviser's management fee is based, in part, on the value of the Fund's assets.
Management Risk. The Fund is actively managed and depends heavily on the Investment Managers' judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of
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particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. There can be no guarantee that the Investment Managers' investment techniques or investment decisions will produce the desired results. Additionally, legislative, regulatory, or tax developments may affect the investments or investment strategies available to the Investment Managers in connection with managing the Fund, which may also adversely affect the ability of the Fund to achieve its investment objective.
Other Risks Relating to the Fund
Key Personnel Risk. The Adviser depends on the diligence, skill and network of business contacts of certain professionals. The Adviser also depends, to a significant extent, on access to other investment professionals and the information generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with the Adviser are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of the Adviser, or of a significant number of its investment professionals, could have a material adverse effect on the Fund’s ability to achieve its investment objectives. Individuals not currently associated with the Adviser may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that the Adviser will remain the Fund’s investment adviser or that the Adviser will continue to have access to the investment professionals and the information generated therefrom.
Shares Not Listed; No Market for Shares. The Fund has been organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment.
Closed-end Interval Fund; Liquidity Risks. The Fund is a diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Fund’s Shares and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as mutual funds, in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Competition for Investment Opportunities. The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
“Best-Efforts” Offering Risk. This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum offering amount is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.
Private Credit Risk. The Fund intends to obtain exposure to select less liquid or illiquid private credit investments. Typically, private credit investments are not traded in public markets and are illiquid, such that the Fund may not be able to resell some of its holdings for extended periods, which may be several years. The Fund may, from time to time or over time, focus its private credit investments in a particular industry or sector or select industries or sectors. Investment performance of such industries or sectors may thus at times have an out-sized impact on the performance of the Fund. Additionally, private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. The issuers of the Fund’s private credit investment will often be leveraged, as a result of recapitalization transactions, and may not be rated by national credit rating agencies. See also “Risk—Market Risk—Recent Publicity Regarding Private Credit Strategies” in this Prospectus.
Inadequate Return Risk. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in its Shares.
Limited Network of Broker-Dealer Risk. The Fund’s ability to implement its investment objectives and strategies depends, over the long- term, upon the ability of the Distributor to establish, operate and maintain a network of selected broker-dealers and financial services firms to sell shares. If the Distributor fails to attract new investments to the Fund at a rate that replaces redemptions by existing shareholders, the Fund’s assets may shrink over time, which could impact the ability of the Adviser to implement the Fund’s investment objectives and strategies. If this were to occur, the value of an investment in the Fund could be adversely affected. In addition, decrease in the assets of the Fund over time may have the effect of increasing the Fund’s expense ratio.
Repurchase Offers Risk. As described under “Share Repurchase Program,” the Fund is an “interval fund” and, to provide some liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of
31        Invesco Dynamic Credit Opportunity Fund

increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarterly period, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”
Distribution Payment Risk. The Fund cannot assure investors that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, it will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the tax basis in the Shares. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s agreement and declaration of trust (the “Declaration of Trust”) authorizes it to issue an unlimited number of Shares. The Board may make certain amendments to the Declaration of Trust. After an investor purchases Shares, the Fund may sell additional Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.
Anti-Takeover Risk. The Declaration of Trust and Bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred Shares; and the Board may, without Shareholder action, make certain amendments to the Declaration of Trust. These anti-takeover provisions may inhibit a change of control in circumstances that may not be in the best interests of Shareholders.
Conflicts of Interest Risk. The Adviser is an entity in which certain of its officers and the Fund’s Trustees and officers may have indirect ownership and economic interests. Certain of these individuals also serve as officers or principals of other investment managers affiliated with the Adviser that currently, and may in the future, manage investment funds with investment objectives similar to the Fund’s investment objectives. In addition, certain of the Fund’s officers and Trustees and officers of the Adviser serve or may serve as officers, trustees or principals of entities that operate in the same or related line of business as the Fund does or of investment funds managed by the Fund’s affiliates. Accordingly, the Fund may not be made aware of and/or given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with the Adviser. However, the Adviser intends to allocate investment opportunities in a fair and equitable manner in accordance with applicable policies and procedures, consistent with each fund’s or separate account’s investment objective and strategies and legal and regulatory requirements.
Artificial Intelligence Risk. The rapid development and increasingly widespread use of certain artificial intelligence technologies, including, but not limited to, machine learning technology and generative and agentic artificial intelligence technologies (collectively “AI Technologies”), may adversely impact markets, the overall performance of the Fund's investments, or the services provided to the Fund by its service providers. AI Technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, and it is possible that the information provided through use of AI Technologies could be insufficient, incomplete, inaccurate, misleading or biased, leading to adverse effects for the Fund. Additionally, the broader use of AI Technologies could impact the market as a whole, including by way of use by malicious actors for market manipulation, fraud and cyberattacks, and may face regulatory scrutiny in the future, which could limit the development of this technology and impede the growth of companies that develop and use AI.
To the extent the Fund invests in companies that develop, implement, or are otherwise involved in AI Technologies, the Fund may be particularly sensitive to the risks of those types of companies. These risks include, but are not limited to, small or limited markets for such securities, changes in business cycles, world economic growth, impediments to technological progress, rapid obsolescence, and government regulation. Securities of such companies, especially smaller, start-up companies, tend to be more volatile than securities of companies that do not rely heavily on technology. Rapid changes to AI Technologies that affect a company’s products could have a material adverse effect on such company’s operating results. Companies that are extensively involved in AI Technologies also may rely heavily on a combination of patents, copyrights, trademarks, and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by these companies to protect their proprietary rights will be adequate to prevent the misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such companies’ technology. Such companies may engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful.
Actual usage of AI Technologies by the Fund’s service providers and issuers in which the Fund invests will vary. AI Technologies and their current and potential future applications, and the regulatory frameworks within
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which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of future applications or regulations and the associated risks to the Fund.
Cybersecurity Risk. With the increased use of technologies such as the Internet to conduct business, the Fund, like all companies, may be susceptible to operational, information security and related risks. Cybersecurity incidents involving the Fund and its service providers (including, without limitation, the Fund’s investment adviser, sub-adviser, fund accountant, custodian, transfer agent and financial intermediaries) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs.
Cybersecurity incidents can result from deliberate cyberattacks or unintentional events and may arise from external or internal sources. Cyberattacks may include infection by malicious software or gaining unauthorized access to digital systems, networks or devices that are used to service the Fund’s operations (e.g., by “hacking” or “phishing”). Cyberattacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). These cyberattacks could cause the misappropriation of assets or personal information, corruption of data or operational disruptions. Geopolitical tensions may, from time to time, increase the scale and sophistication of deliberate cyberattacks.
Similar adverse consequences could result from cybersecurity incidents affecting issuers of securities in which the Fund invests, counterparties with which the Fund engages, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies, other financial institutions and other parties. In addition, substantial costs may be incurred in order to prevent any cybersecurity incidents in the future. Although the Fund’s service providers may have established business continuity plans and risk management systems to mitigate cybersecurity risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. The Fund and its shareholders could be negatively impacted as a result.
The rapid development and increasingly widespread use of AI Technologies (as discussed under “Artificial Intelligence Risk” herein) could increase the effectiveness of cyberattacks and exacerbate the risks.
Risks Relating to Fund’s RIC Status. Although the Fund intends to elect and qualify each year to be treated as a RIC under Subchapter M of the Code, no assurance can be given that the Fund will be able to qualify for and maintain RIC status. If the Fund qualifies as a RIC under the Code, the Fund generally will not be subject to corporate-level federal income taxes on its income and capital gains that are timely distributed (or deemed distributed) as dividends for U.S. federal income tax purposes to its Shareholders. To qualify as a RIC under the Code and to be relieved of federal taxes on income and gains distributed as dividends for U.S. federal income tax purposes to the Fund’s Shareholders, the Fund must, among other things, meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if the Fund distributes dividends each tax year for U.S. federal income tax purposes of an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Fund’s Shareholders.
RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments may require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gains or losses on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, Shareholders may receive larger capital gain distributions than they would have in the absence of such transactions.

Management of The Fund
Board of Trustees
The management of the Fund, including general supervision of the duties performed by the Adviser, is the responsibility of the Fund’s Board of Trustees.
The Adviser
Invesco Advisers, Inc. serves as the Fund’s investment adviser. The Adviser manages the investment operations of the Funds as well as other investment portfolios that encompass a broad range of investment objectives, and has agreed to perform or arrange for the performance of the Fund’s day-to-day management. The Adviser is located at 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309. The Adviser, as successor in interest to multiple investment advisers, has been an investment adviser since 1976. Invesco Advisers, Inc. is an indirect, wholly-owned subsidiary of Invesco Ltd. Invesco Ltd. and its subsidiaries are an independent global investment management group.
Sub-Advisers
Invesco Senior Secured Management, Inc. (Invesco Senior Secured) serves as the Fund’s investment sub-adviser. Invesco Senior Secured, an affiliate of the Adviser, is located at 225 Liberty Street, New York, New York 10281. Invesco Senior Secured has experience managing senior secured loans dating back to 1990. Invesco Senior Secured manages a broad array of portfolio types including retail mutual funds, commingled institutional funds, separate accounts and structured products for a variety of retail and institutional investors (both public and private). Invesco Senior Secured provides portfolio management services to the Fund.
Invesco Asset Management Limited (Invesco Asset Management) serves as an additional investment sub-adviser for the Fund. Invesco Asset Management, an affiliate of the Adviser, is located at Perpetual Park, Perpetual Park Drive, Henley-on-Thames, Oxfordshire, RG9 1HH, United Kingdom. Invesco Asset Management has been managing assets on behalf of consumers, institutional clients and institutional professionals through a broad product range, including investment companies with variable capital, investment trusts, individual savings accounts, pension funds, offshore funds and other specialist mandates since 1969, the year Invesco Asset Management was incorporated. Invesco Asset Management provides portfolio management services to the Fund.
In addition, Invesco has entered into one or more Sub-Advisory Agreements with certain affiliates to serve as sub-advisers to the Fund (the Sub-Advisers). Invesco may appoint the Sub-Advisers from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. The Sub-Advisers and the Sub-Advisory Agreements are described in the SAI.
Additionally, Barings LLC (“Barings”) serves as a sub-adviser to the Fund pursuant to a Sub-Advisory Agreement between Barings and Invesco and Baring International Investment Limited (“BIIL”) serves as a
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sub-sub-adviser to the Fund pursuant to a Sub-Sub-Advisory Agreement between Barings and BIIL.
Barings is a leading provider of investment advice to institutional clients, registered investment companies, and other pooled investment vehicles. Barings and its predecessor organizations have been providing investment advice since 1940. Barings, a Delaware limited liability company, is a subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”). Barings’ core areas of investing expertise include credit real assets and capital solutions. Barings’ principal address is 300 S. Tryon Street, Suite 2500, Charlotte, North Carolina 28202. BIIL, a limited liability company incorporated under the laws of England and Wales, is a subsidiary of MassMutual. BIIL’s core area of investing expertise is in providing advisory services to Barings with respect to European investments. BIIL’s principal address is 20 Old Bailey, London EC4M 7BF, United Kingdom.
Invesco, not the Fund, pays sub-advisory fees, if any. A discussion regarding the basis for the Board’s approval of Investment Advisory Agreement, Sub-Advisory Agreements and Sub-Sub-Advisory Agreement is available in the Fund’s annual or semi-annual report to shareholders.
Exclusion of Adviser from Commodity Pool Operator Definition. With respect to the Fund, the Adviser has claimed an exclusion from the definition of “commodity pool operator” (CPO) under the Commodity Exchange Act (CEA) and the rules of with respect to the Fund, the Adviser has claimed an exclusion from the definition of “commodity pool operator” (CPO) under the Commodity Exchange Act (CEA) and the rules of the Commodity Futures Trading Commission (CFTC) and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, the Adviser is relying upon a related exclusion from the definition of “commodity trading advisor” (CTA) under the CEA and the rules of the CFTC with respect to the Fund. The terms of the CPO exclusion require the Fund, among other things, to adhere to certain limits on its investments in “commodity interests.” Commodity interests include commodity futures, commodity options and swaps, which in turn include non-deliverable forwards. The Fund is permitted to invest in these instruments as further described in the Fund’s SAI. However, the Fund is not intended as a vehicle for trading in the commodity futures, commodity options or swaps markets. The CFTC has neither reviewed nor approved the Adviser’s reliance on these exclusions, or the Fund, its investment strategies or this prospectus.
As investment adviser, Invesco supervises all aspects of the Fund’s operations and provides investment advisory services to the Fund. Invesco obtains and evaluates economic, statistical and financial information to formulate and implement investment programs for the Fund. The investment advisory agreement with the Fund (Investment Advisory Agreement) provides that, in fulfilling its responsibilities, Invesco may engage the services of other investment managers with respect to the Fund. The investment advisory services of Invesco are not exclusive and Invesco is free to render investment advisory services to others, including other investment companies.
The Fund shall pay the Adviser, out of its assets, as full compensation for all services rendered, an advisory fee for the Fund at the annual rate of 1.25% of the average daily managed assets of the Fund for the calendar year. “Managed assets” for this purpose means the Fund’s net assets, plus assets attributable to outstanding preferred shares and the amount of any borrowings incurred for the purpose of leverage (whether or not such borrowed amounts are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles).
Portfolio Managers
Investment management decisions for the Fund are made by the investment management teams at Invesco, Invesco Senior Secured, Invesco Asset Management and Barings. The following individual are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio:
• Scott Baskind (lead manager), Portfolio Manager, who has been responsible for the Fund since 2021 and has been associated with Invesco
Senior Secured and/or its affiliates since 1999. Prior to the commencement of the Fund’s operations, Mr. Baskind managed the Predecessor Fund since 2010.
• Nuno Caetano, Portfolio Manager, who has been responsible for the Fund since 2021 and has been associated with Invesco Asset Management and/ or its affiliates since 2010. Prior to the commencement of the Fund’s operations, Mr. Caetano managed the Predecessor Fund since 2013.
• Ron Kantowitz, Portfolio Manager, who has been responsible for the Fund since 2021 and has been associated with Invesco Senior Secured and/or its affiliates since 2018. From 2013 to 2018, he was employed with Benefit Street Partners, an alternative credit asset manager, where he served as managing director.
• Philip Yarrow, Portfolio Manager, who has been responsible for the Fund since 2021 and has been associated with Invesco Senior Secured and/or its affiliates since 2010. Prior to the commencement of the Fund’s operations, Mr. Yarrow managed the Predecessor Fund since 2007.
• Trevor Slaven, Portfolio Manager, who has been responsible for the Fund since 2026 and has been associated with Barings and/or its affiliates since 2024. Prior to joining Barings in 2024, Mr. Slaven was a Managing Director at BlackRock, Inc. where he was the Head of Macro Research for Fundamental Fixed Income, the Head of Fixed Income for the Global Allocation funds, and a portfolio manager for the Strategic Global Bond, World Bond, and Global Government Bond funds. Prior to joining BlackRock, Mr. Slaven was an investment banker at Morgan Joseph & Co.
• Andrew Tourigney, Portfolio Manager, who has been responsible for the Fund since 2026 and has been associated with Barings and/or its affiliates since 2021. Prior to joining Barings in 2021, Mr. Tourigney served as Vice President and Portfolio Manager, Head of Agency MBS at Hartford Investment Management Company (HIMCO). Previously, he served on HIMCO's Insurance Portfolio Management team and was a member of The Hartford Insurance Group's Market Risk Management organization.
A lead manager generally has final authority over all aspects of the Fund’s investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction techniques, portfolio risk assessment, and the management of daily cash flows in accordance with portfolio holdings. The degree to which a lead manager may perform these functions, and the nature of these functions, may change from time to time.
More information on the portfolio managers may be found at www.invesco.com/us. The website is not part of this prospectus.
The Fund’s SAI provides additional information about the portfolio managers’ investments in the Fund, a description of the compensation structure and information regarding other accounts managed.
Administrative Services
Pursuant to an administrative services agreement (Administrative Services Agreement) with the Fund, Invesco is responsible for furnishing to the Fund, at Invesco’s expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Fund, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of the Fund’s accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.
Under the Administrative Services Agreement, Invesco is entitled to receive from the Fund reimbursement of its costs or such reasonable compensation. Currently, Invesco is reimbursed for the services of the Fund’s principal financial officer and her staff and any expenses related to fund accounting services. An agreement containing the same material terms and provisions was entered into between Invesco and the Subsidiary. For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid
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monthly, calculated at the annual rates indicated below, based on aggregate monthly net assets of the Invesco Funds overseen by the Fund’s Board.

Annual Rate/Net Assets Per Administrative Services Agreement
0.0175% on first $100 billion
0.0150% on the next $100 billion
0.0135% on the next $100 billion
0.0125% on the next $100 billion
0.010% on amounts over $400 billion
Custodian, Dividend Disbursing Agent and Transfer Agent
State Street Bank and Trust Company (the Custodian), 225 Franklin Street, Boston, Massachusetts 02110, is the custodian of all securities and cash of the Fund. Under its contract with the Fund, the Custodian maintains the portfolio securities of the Fund, administers the purchases and sales of portfolio securities, collects interest and dividends and other distributions made on the securities held in the portfolio of the Fund and performs other ministerial duties. These services do not include any supervisory function over management or provide any protection against any possible depreciation of assets.
Invesco Investment Services, Inc. (Invesco Investment Services), 11 Greenway Plaza, Houston, Texas 77046-1173, a wholly-owned subsidiary of Invesco, Ltd., is the dividend disbursing agent and transfer agent of the Fund. Pursuant to the Transfer Agency and Service Agreement (the TA Agreement) between the Fund and Invesco Investment Services, Invesco Investment Services will perform certain services related to the servicing of shareholders of the Fund. Other such services may be delegated or sub-contracted to third party intermediaries. For servicing accounts holding Class A Shares, Class AX Shares and Class Y Shares, the TA Agreement provides that the Fund will pay Invesco Investment Services an annual fee per open shareholder account. This fee is paid monthly at the rate of 1/12 of the annual rate and is based upon the number of open shareholder accounts during each month. For servicing accounts holding Class R6 Shares, the TA Agreement provides that the Fund will pay Invesco Investment Services an asset-based fee. The TA Agreement also provides that Invesco Investment Services is responsible for out of pocket expenses relating to the procurement of goods and services as they relate to its obligations under the TA Agreement. In addition, all fees payable by Invesco Investment Services or its affiliates to third party intermediaries who service accounts pursuant to sub-transfer agency, omnibus account services and sub-accounting agreements are charged back to the Fund, subject to certain limitations approved by the Board as reflected in Board-approved policies. These payments are made in consideration of services that would otherwise be provided by Invesco Investment Services if the accounts serviced by such intermediaries were serviced by Invesco Investment Services directly.
Indemnification
The Fund has agreed to indemnify Invesco Distributors and hold Invesco Distributors harmless against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended, except for any liability to the Fund or its security holders to which Invesco Distributors would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by its reckless disregard of its obligations and duties under its agreement with the Fund.

Fund Expenses
The Investment Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of the Fund not assumed by Invesco, including, without limitation: brokerage commissions, taxes, legal, auditing or governmental fees, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption, and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustee and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Fund in connection with membership in investment company organizations, and the cost of printing copies of prospectuses and statements of additional information distributed to the Fund’s shareholders. Invesco, at its own expense, furnishes to the Fund office space and facilities. Invesco furnishes to the Fund all personnel for managing the affairs of the Fund and each of its series of shares.
Expense Limitation Agreement
Invesco has contractually agreed through at least August 31, 2027, to waive advisory fees payable by the Fund in an amount equal to the advisory fees earned by the Adviser and/or its affiliates on underlying affiliated investments, including 100% of the net advisory fees the Adviser receives from any affiliated money market funds on investments by the Fund of uninvested cash in such affiliated money market funds. During its term, the fee waiver agreement cannot be terminated or amended to reduce the advisory fee waiver without approval of the Board. The Fund may pursue its investment objectives by investing in a Subsidiaries. The Subsidiaries have entered into a separate contract with the Adviser whereby the Adviser provides investment advisory and other services to the Subsidiaries. In consideration of these services, the Subsidiaries pay the Adviser a management fee. The Adviser has contractually agreed to waive the advisory fee it receives from the Fund in an amount equal to the advisory fee paid to the Adviser by the Subsidiaries. This waiver may not be terminated by the Adviser and will remain in effect for as long as the Adviser’s contract with the Subsidiaries is in place.

Determination of Net Asset Value
The price of the Fund’s shares is the Fund’s net asset value (“NAV”) per share. The Fund’s NAV per share is generally determined and reported on the Fund’s website on each day the New York Stock Exchange (“NYSE”) is open for trading (a business day) as of approximately 4:00 p.m. Eastern Time (the customary close of regular trading) or earlier in the case of a scheduled early close. In the event of an unscheduled early close of the NYSE, the Fund generally still will determine the NAV of its shares as of 4:00 p.m. Eastern Time on that business day. Portfolio securities traded on the NYSE would be valued at their closing prices unless the Adviser determines that a “fair value” adjustment is appropriate due to subsequent events occurring after an early close consistent with the valuation policy approved by the Board and related procedures. The Fund values portfolio securities for which market quotations are readily available at market value. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day. The Fund values securities and assets for which market quotations are unavailable at their “fair value,” which is described below. Securities and other assets quoted in foreign currencies are valued in U.S. dollars based on the prevailing exchange rates on that day.
The Board has designated the Adviser to perform day-to-day functions in implementing the portfolio valuation process set forth in the valuation policy approved by the Board and related procedures. Independent pricing services may be utilized by the Adviser in the valuation process, and these services may use actuarial capabilities and modeling analysis to further validate fair prices specifically before and after key events.
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Even when market quotations are available, they may be stale or not representative of market value in the Adviser's judgment (“unreliable”) because the security is not traded frequently, trading on the security ceased before the close of the trading market or issuer specific events occurred after the security ceased trading or because of the passage of time between the close of the market on which the security trades and the close of the NYSE and when the Fund calculates its net asset value. Issuer specific events may cause the last market quotation to be unreliable. Such events may include a merger or insolvency, events that affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where the Adviser determines that the closing price of the security is stale or unreliable, the Adviser will value the security at its fair value.
A fair value price is an estimated price that requires consideration of all appropriate factors, including indications of fair value available from pricing services. Fair value pricing involves judgment and a fund that uses fair value methodologies may value securities higher or lower than another Fund using market quotations or its own fair value methodologies to price the same securities. Investors who purchase or redeem Fund shares on days when the Fund is holding fair- valued securities may receive a greater or lesser number of shares, or higher or lower redemption proceeds, than they would have received if the Fund had not fair-valued the security or had used a different methodology. The Board has designated the Adviser to perform the daily determination of fair value prices in accordance with Board approved policies and related procedures, subject to the Board's oversight. Fair value pricing methods and pricing services can change from time to time. The intended effect of applying fair value pricing is to compute an NAV that accurately reflects the value of the Fund’s portfolio at the time that the NAV is calculated. An additional intended effect is to discourage those seeking to take advantage of arbitrage opportunities resulting from “stale” prices and to mitigate the dilutive impact of any such arbitrage. However, the application of fair value pricing cannot eliminate the possibility that arbitrage opportunities will exist.
Specific types of securities are valued as follows:
Private Securities. Private securities will be valued using prices provided by independent pricing services or by another method that the Adviser, in its judgment, believes better reflects the security’s fair value in accordance with the valuation policy approved by the Board and related procedures.
Senior Secured Floating Rate Loans and Senior Secured Floating Rate Debt Securities. Senior secured floating rate loans and senior secured floating rate debt securities are fair valued using evaluated quotes provided by an independent pricing service. Evaluated quotes provided by the pricing service may reflect appropriate factors such as market quotes, ratings, tranche type, industry, company performance, spread, individual trading characteristics, institution-size trading in similar groups of securities and other market data.
Domestic Exchange Traded Equity Securities. Market quotations are generally available and reliable for domestic exchange traded equity securities. If market quotations are not available or are unreliable, the Adviser will value the security at fair value in good faith using the valuation policy approved by the Board and related procedures.
Foreign Securities. If market quotations are available and reliable for foreign exchange traded equity securities, the securities will be valued at the market quotations. Because trading hours for certain foreign securities end before the close of the NYSE, closing market quotations may become unreliable. If between the time trading ends on a particular security and the close of the customary trading session on the NYSE events occur that are significant and may make the closing price unreliable, the Fund may fair value the security. If an issuer specific event has occurred that the Adviser determines, in its judgment, is likely to have affected the closing price of a foreign security, it will price the security at fair value. The Adviser also relies on a screening process from a pricing vendor to indicate the degree of certainty, based on historical data, that the closing price in the principal market where a foreign security trades is not the current market value as of the close of the NYSE. For foreign securities where the Adviser believes, at the approved degree of certainty, that the price is not reflective of current market value, the Adviser will use the indication of fair value from the pricing service to determine the fair value of the security. The pricing vendor, pricing methodology or degree of certainty may change from time to time. Fund securities primarily traded on foreign markets may trade on days that are not business days of the Fund. Because the net asset value of Fund shares is determined only on business days of the Fund, the value of the portfolio securities of the Fund that invests in foreign securities may change on days when you will not be able to purchase or redeem shares of the Fund.
Fixed Income Securities. Fixed income securities, such as government, corporate, asset-backed and municipal bonds, convertible securities, including high yield or junk bonds, and loans, generally are valued on the basis of prices provided by independent pricing services. Prices provided by the pricing services may be determined without exclusive reliance on quoted prices, and may reflect appropriate factors such as institution-size trading in similar groups of securities, developments related to special securities, dividend rate, maturity and other market data. Pricing services generally value fixed income securities assuming orderly transactions of institutional round lot size, but the Fund may hold or transact in the same securities in smaller, odd lot sizes. Odd lots often trade at lower prices than institutional round lots. Prices received from pricing services are fair value prices. In addition, if the price provided by the pricing service and independent quoted prices are unreliable, the Adviser will fair value the security using the valuation policy approved by the Board and related procedures.
Futures and Options. Futures contracts are valued at the final settlement price set by the exchange on which they are principally traded. Where a final settlement price exists, exchange traded options are valued at the final settlement price from the exchange where the option principally trades. When a final settlement price does not exist, exchange traded options shall be valued at the mean of the last bid/ask quotation generally from the exchange where the option principally trades. Options not listed on an exchange and swaps generally are valued using pricing provided from independent pricing services.
Swap Agreements. Swap Agreements are fair valued using an evaluated quote provided by a clearing house or an independent pricing service. Evaluated quotes provided by the pricing service are based on a model that may include end of day net present values, spreads, ratings, industry and company performance.
Rights and Warrants. Non-traded rights and warrants shall be valued at intrinsic value if the terms of the rights and warrants are available, specifically the subscription or exercise price and the ratio. Intrinsic value is calculated as the daily market closing price of the security to be received less the subscription price, which is then adjusted by the exercise ratio. In the case of warrants, an option pricing model supplied by an independent pricing service may be used based on market data such as volatility, stock price and interest rate from the independent pricing service and strike price and exercise period from verified terms.
Open-end Funds. If the Fund invests in other open-end funds, other than open-end funds that are exchange traded, the investing Fund will calculate its net asset value using the net asset value of the underlying fund in which it invests, and the prospectuses for such open-end funds explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.
Fair Value Pricing
Securities owned by the Fund are to be valued at current market value if market quotations are readily available. All other securities and assets of the Fund for which market quotations are not readily available are to be valued at fair value determined in good faith consistent with the valuation policy approved by the Board and related procedures. An effect of fair value pricing may be to reduce the ability of frequent traders to take advantage of arbitrage opportunities resulting from potentially “stale” prices of portfolio holdings. However, it cannot eliminate the possibility of frequent trading.
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The price the Fund could receive upon the sale of any investment may differ from the Adviser’s valuation of the investment, particularly for securities that are valued using a fair valuation technique. When fair valuation techniques are applied, the Adviser uses available information, including both observable and unobservable inputs and assumptions (i.e., publicly traded company multiples, growth rate, time to exit), to determine a methodology that will result in a valuation that the Adviser believes approximates market value. Fund securities that are fair valued may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. Because of the inherent uncertainties of valuation, and the degree of subjectivity in such decisions, the Fund could realize a greater or lesser than expected gain or loss upon the sale of the investment.

Share Repurchase Program
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop in the foreseeable future. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase such Shareholder’s Shares or any portion thereof. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors. Sources of funding for repurchases may include, but are not limited to, cash inflows from the sales of new Fund Shares, cash from the maturing of portfolio investments or sales of Fund portfolio holdings and/or the use of Fund borrowings.
To provide Shareholders with a degree of liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares. Quarterly repurchases will occur in the months of March, June, September and December.
The offer to repurchase Shares at quarterly intervals is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined as the lesser of (i) 67% or more of the Fund’s shares present at a meeting if the holders of more than 50% of the outstanding shares are present in person or represented by proxy, or (ii) more than 50% of the Fund’s outstanding shares).
The Fund may also make a discretionary repurchase offer once every two years. An early withdrawal charge payable to Invesco Distributors will be imposed in certain circumstances on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months), as described more fully under “Purchases of Shares.” There are no early withdrawal charges on Class AX, Class Y, or Class R6 Shares.
The Repurchase Offer Notice will be sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline; however, the Fund will seek to provide such written notification earlier but no more than 42 calendar days before the Repurchase Request Deadline. The NAV will be calculated no later than the Repurchase Pricing Date, which will be no later than 14 calendar days after the Repurchase Request Deadline or the next business day if the fourteenth day is not a business day. The Fund will distribute payment to Shareholders within seven calendar days after the Repurchase Pricing Date. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. By submitting a repurchase offer request, shareholders agree to the terms and conditions of the Repurchase Offer according to the Repurchase Offer Notice and Repurchase Request Form.
The Adviser or its affiliates may purchase Shares from time to time, and may hold a material position in the Fund. In the event that the Adviser or its affiliates holds Shares in the capacity of a shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other shareholders. Any repurchases of the Adviser’s or its affiliate’s shares will be made on the same terms and subject to the same limitations as other shareholders. If the Adviser or its affiliate tenders a significant number of Shares in connection with a periodic repurchase offer, the repurchase offer could be oversubscribed and shareholders participating in the repurchase offer (including the Adviser or its affiliates) would only be able to have a portion of their Shares repurchased. In such a case, the Adviser or its affiliates would be subject to the resulting proration of tendered amounts on the same terms as with all other tendering investors. Other possible risks associated with the Fund’s repurchase offers are described under “Risks —Other Risks Relating to the Fund — Repurchase Offer Risks” in the Prospectus.
Determination of Repurchase Offer Amount
The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be between 5% and 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Notice to Shareholders
No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.
Repurchase Price
The Fund will comply with the requirements of Rule 23c-3 under the 1940 Act in computing the Fund’s NAV when making repurchase offers. The repurchase price of the Shares will be the Fund’s NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-800-956-4246 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer. The method by which the Fund calculates net asset value is discussed under the caption “Determination of Net Asset Value.”
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s
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address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven calendar days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Fund’s Board of Trustees, including a majority of trustees who are not interested persons as defined in the 1940 Act.
The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (2) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Impact of Repurchase Policies on the Liquidity of the Fund
From the time the Fund distributes each Shareholder Notification until the Repurchase Pricing Date, the Fund must maintain a percentage of liquid assets at least equal to the Repurchase Offer Amount. For this purpose, liquid assets means assets that may be sold or disposed of in the ordinary course of business at approximately the price at which they are valued within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Date or which mature by the Repurchase Payment Date. In supervising the Fund’s operations and portfolio management by the Adviser, the Fund’s Board of Trustees has adopted written procedures that are reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and with the liquidity requirements noted above. The Board of Trustees will review the overall composition of the Fund’s portfolio and make and approve such changes to the procedures as the Board of Trustees deems necessary. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will cause the Fund to take whatever action it deems appropriate to ensure compliance. The Fund is also permitted to seek financing to meet repurchase requests.
Consequences of Repurchase Offers
The Fund believes that repurchase offers generally will be beneficial to the Fund’s shareholders, and generally will be funded from available cash or sales of portfolio securities. However, the acquisition of Shares by the Fund will decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. The Fund intends to continually offer its Class A Shares, Class Y Shares and Class R6 Shares, which may alleviate potential adverse consequences of repurchase offers, but there is no assurance that the Fund will be able to sell additional Shares.
Repurchase of the Fund’s Shares through repurchase offers will reduce the number of outstanding Shares and, depending upon the Fund’s investment performance and its ability to sell additional Shares, its net assets.
In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Tax Matters.”
Costs associated with the repurchase offer will be charged as an expense to the Fund.
Early Withdrawal Charges
Certain repurchases of Class A Shares for shareholder accounts of $1 million or more may be subject to an early withdrawal charge. Class AX Shares, Class Y Shares and Class R6 Shares have no early withdrawal charges. Repurchases completed through an authorized dealer, intermediary, custodian, trustee or record keeper of a retirement plan account may involve additional fees charged by such person. The early withdrawal charge will be paid to Invesco Distributors. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.

Description of Capital Structure
The Fund was organized as a Delaware statutory trust on May 7, 2021, and is governed by a Declaration of Trust (the “Declaration of Trust”).
The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest. The Declaration of Trust provides that the trustees of the Fund may authorize separate classes of Shares. Each Share represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund.
The Declaration of Trust provides that no shareholder of the Fund shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Fund or any class of Shares. Neither the Fund nor the Trustees, nor any officer, employee, or agent of the Fund shall have any power to bind personally any shareholder or to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than such as the shareholder may at any time personally agree to pay by way of subscription for any Shares or otherwise. The shareholders shall be entitled, to the fullest extent permitted by applicable law, to the same limitation of personal liability as is extended under the Delaware General Corporation Law to stockholders of private corporations for profit.
The Fund currently offers four classes of Shares, designated as Class A Shares, Class AX Shares, Class Y Shares and Class R6 Shares. The Fund continuously offers its Class A Shares, Class Y Shares and Class R6 Shares through Invesco Distributors, as principal underwriter, and through selected broker-dealers and financial services firms. Class AX Shares of the Fund are closed to new investors. Only investors who have continuously maintained an account in Shares of Invesco Dynamic Credit Opportunities Fund, the Fund’s predecessor fund, prior to the closing of the Reorganization, may continue to make additional purchases in their accounts in Class AX Shares of the Fund. Other classes may be established from time to time in accordance with the provisions of the Declaration of Trust. Each class of Shares of the Fund generally is identical in all respects except that each class of Shares may be subject to its own sales charge or early withdrawal charge schedule and its own distribution and service expenses. Each class of Shares also has exclusive voting rights with respect to its distribution and service fees, if any.
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The Declaration of Trust provides that the Board shall have full power and authority, in its sole discretion and without obtaining any prior authorization or vote of the shareholders, to fix or change such preferences, voting powers, rights, and privileges of any class of Shares of the Fund as the Board may from time to time determine; provided, however, that shareholders shall have the power to vote to approve any amendment to the shareholder indemnification provision that would have the effect of reducing the indemnification provided thereby.
Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board of Trustees. The Declaration of Trust also authorizes the Fund to borrow money and in this connection issue notes or other evidence of indebtedness. The terms of any borrowings may limit the payment of dividends to shareholders.
The Fund does not intend to hold annual meetings of shareholders. At meetings, Shares of the Fund entitle their holders to one vote per Share; however, separate votes are taken by each class of Shares on matters affecting an individual class of Shares.
In the event of liquidation of the Fund, the Fund will pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund, but for which the identity of the claimant is unknown, and claims and obligations that have not been made known to the Fund or that have not arisen but that, based on the facts known to the Fund, are likely to arise or to become known to the Fund within 10 years after the date of dissolution of the Fund. Any remaining assets held with respect to the Fund shall be distributed to the shareholders.
Pursuant to the Fund’s Bylaws, all Shares issued by the Fund shall be uncertificated, and no shareholder shall have the right to demand or require that a certificate be issued. The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the Shares.
The following table sets forth, for the quarterly periods ending on the dates set forth below, the high and low net asset value per Shares for each class of Shares during such period:

Quarterly Period Ending	Class A		Class AX		Class Y		Class R6
	High	Low	High	Low	High	Low	High	Low
March 31, 2026	$ 10.39	$ 10.00	$ 10.39	$ 9.99	$ 10.40	$ 10.01	$ 10.40	$ 10.00
December 31, 2025	$ 10.74	$ 10.36	$ 10.73	$ 10.36	$ 10.75	$ 10.37	$ 10.74	$ 10.37
September 30, 2025	$ 10.78	$ 10.60	$ 10.77	$ 10.59	$10.78	$ 10.60	$ 10.78	$ 10.60
June 30, 2025	$ 10.82	$ 10.56	$ 10.81	$ 10.55	$ 10.83	$ 10.57	$ 10.82	$ 10.56
March 31, 2025	$ 11.05	$ 10.70	$ 11.04	$ 10.70	$ 11.06	$ 10.71	$ 11.05	$ 10.70
December 31, 2024	$ 11.06	$ 10.93	$ 11.06	$ 10.93	$ 11.07	$ 10.93	$ 11.07	$ 10.94
September 30, 2024	$ 11.01	$ 10.91	$ 11.00	$ 10.90	$ 11.01	$ 10.91	$ 11.01	$ 10.91
June 30, 2024	$ 11.09	$ 10.97	$ 11.09	$ 10.96	$ 11.09	$ 10.97	$ 11.10	$ 10.98
As of May 29, 2026, the net asset value per Class A Shares was $9.66, the net asset value per Class AX Shares was $9.66, the net asset value per Class Y Shares was $9.67, and the net asset value per Class R6 Shares was $9.67.
The following table sets forth certain information with respect to the Shares as of February 28, 2026:
(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund for its Own Account	(4) Amount Outstanding Exclusive of Amount Shown Under (3)
Class A Shares	unlimited	0	93,128

Class AX Shares	unlimited	0	13,865,560

Class Y Shares	unlimited	0	78,990

Class R6 Shares	unlimited	0	11,449,622

Tax Matters
The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and the purchase, ownership and disposition of the Fund’s Shares. A more detailed discussion of the tax rules applicable to the Fund and its shareholders can be found in the SAI that is incorporated by reference into this Prospectus. Except as otherwise noted, this discussion assumes you are a taxable U.S. person (as defined for U.S. federal income tax purposes) and that you hold your Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal tax concerns affecting the Fund and its shareholders (including Common Shareholders subject to special treatment under U.S. federal income tax law).
The discussion set forth herein does not constitute tax advice and potential investors are urged to consult their own tax advisers to determine the specific U.S. federal, state, local and foreign tax consequences to them of investing in the Fund.
The Fund has elected and intends to continue to qualify each year as a regulated investment company under Subchapter M of the Code. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.
If the Fund failed to qualify as a regulated investment company in any taxable year, it would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would generally be taxed to certain noncorporate U.S. shareholders (including individuals) as “qualified dividend income” eligible for reduced maximum tax rates.
Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gain designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders, whether paid in cash or reinvested in additional Shares. The Fund expects that its distributions will consist primarily of ordinary income. Distributions in excess of the Fund’s earnings and profits will first reduce the
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adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder (assuming such Shares are held as a capital asset).
Although distributions generally are treated as taxable in the year they are paid, distributions declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by shareholders on the December 31st prior to the date of payment. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Because the Fund intends to invest primarily in Senior Loans and other debt securities, Fund distributions generally will not qualify for the corporate dividends-received deduction.
Current law provides for reduced federal income tax rates on (i) long-term capital gains received by individuals and certain other non-corporate taxpayers and (ii) “qualified dividend income” received by individuals and certain other non- corporate taxpayers from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for such reduced rates for “qualified dividend income” to apply. Because the Fund intends to invest primarily in Senior Loans and other debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long- term capital gains.
The sale or exchange of Shares in connection with a repurchase of Shares, as well as certain other transfers, will be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss.
Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.
Fund distributions and gains from sale or exchange of Fund Shares generally are subject to state and local income taxes.
Gross proceeds and, for Shares acquired on or after January 1, 2012 and disposed of after that date, cost basis will be reported to shareholders and the Internal Revenue Service. Cost basis will be calculated using the Fund’s default method, unless the shareholder instructs the Fund to use a different calculation method. If a shareholder holds their Fund shares through a broker (or other nominee), the shareholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for their account.
It is possible, although the Fund believes it is unlikely, that, in connection with a repurchase offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than as gain or loss).
Backup withholding rules require the Fund, in certain circumstances, to withhold federal income tax from dividends and certain other payments, including repurchase proceeds, paid to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and make certain required certifications (including certifications as to foreign status, if applicable), or who are otherwise subject to backup withholding.
Foreign shareholders, including shareholders who are non-resident aliens, may be subject to U.S. withholding tax on certain distributions
(whether received in cash or in shares) at a rate of 30% or such lower rate as prescribed by an applicable treaty.
Foreign shareholders must provide documentation to the Fund certifying their non-United States status. Prospective foreign investors should consult their advisers concerning the tax consequences to them of an investment in Shares of the Fund.
Under the Foreign Account Tax Compliance Act (FATCA), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund shares; however based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the Internal Revenue Service, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.
The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their own advisers regarding the specific federal income tax consequences of purchasing, holding and disposing of Shares of the Fund, as well as the effects of state, local and foreign tax laws and any proposed tax law changes. For more information, see the “Tax Matters” section in the Fund’s Statement of Additional Information.

Anti-Takeover Provisions in the Declaration of Trust
The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices.
A Trustee may be removed from office at any time for cause, including but not limited to (i) willful misconduct, dishonesty, or fraud on the part of the Trustee in the conduct of his or her office; (ii) failing to meet, on a continuous basis, the Trustee qualifications outlined the Declaration of Trust; or (iii) being indicted for, pleading guilty to or being convicted of a felony, in each case by a written instrument signed by at least seventy-five percent of the Trustees (not including the Trustee(s) for which removal is being sought), specifying the date when such removal shall become effective.
The Trustees may cause the Fund, to the extent consistent with applicable law, to merge or consolidate with any other entity or to sell all or substantially all of the Fund’s assets upon such terms and conditions and for such consideration when and as authorized by the Board of Trustees.
The Fund may be dissolved and any class of Shares may be terminated at any time by the Board of Trustees (without shareholder approval).
The Fund may be converted from a “closed-end company” to an “open-end company” upon approval by the Board of Trustees followed by the approval of shareholders as required by the 1940 Act.
The above described provisions in the Declaration of Trust regarding dissolution, conversion and mergers, consolidations and sales of assets cannot be amended without the approval by the Board of Trustees; and no vote or consent of any shareholder shall be required for any amendment to
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these provisions except as determined by the Board in its sole discretion or as required by federal law, including the 1940 Act. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.
Provisions in the Governing Documents Regarding Shareholder Derivative Claims, Forum Selection and Jury Trial Waiver
The Fund’s Declaration of Trust provides that, in addition to the requirements set forth in Section 3816 of the Delaware Act, a Shareholder may bring a derivative action on behalf of the Fund only if certain conditions are met. The conditions include, in summary: (1) Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed (a demand shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees is composed of Trustees who are not Independent Trustees and the Board of Trustees has not established a committee to consider the merits of such action or, if the Board of Trustees has established such a committee, a majority of that committee is composed of Trustees who are not Independent Trustees); (2) unless a demand is not required pursuant to the foregoing (1) and except with respect to claims arising under the U.S. federal securities laws as described below, Shareholders eligible to bring such derivative action under the Delaware Act who collectively hold Shares representing ten percent (10%) or more of the total combined net asset value of all Shares issued and outstanding, or Classes to which such action relates if it does not relate to all Classes, must join in the pre-suit demand for the Trustees to commence such action (referred to herein as the “joinder provision”). If a pre-suit demand is not required under the Declaration of Trust, Shareholders eligible to bring such derivative action under the Delaware Act who hold at least ten percent (10%) of the outstanding shares of the Fund shall join in the demand for the Trustees to commence such action; (3) unless a demand is not required pursuant to the foregoing (1), the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; (4) the Board of Trustees may designate a committee of one or more Trustees to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who are Independent Trustees; (5) except with respect to claims arising under the U.S. federal securities laws as described below, in addition to all suits, claims or other actions (collectively, “claims”) that under applicable law must be brought as derivative claims, each Shareholder of the Fund or any Class agrees that any claim that affects all Shareholders of a Class either equally or proportionately based on their number of Shares in such Class, must be brought as a derivative claim irrespective of whether such claim involves a violation of the Shareholders’ rights under this Agreement or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim (referred to herein as the “proportionate share provision”).
Federal securities claims are not specifically carved out of the Declaration of Trust provisions on shareholder derivative claims, except that they are excluded from the joinder provision requirements described above as well as the proportionate share provision described above to the extent that the federal securities laws, rules or regulations, do not permit the application of such provisions. These provisions may limit a Shareholder’s ability to bring a claim against the Trustees, officers or other agents of the Fund and its service providers, which may discourage such lawsuits with respect to such claims.
The Declaration of Trust also requires that actions by Shareholders against the Fund, seeking to enforce any provision of, or based on any matter arising out of, relating to, or in connection with, the Declaration of Trust or Bylaws or the Fund or any shares, including any claim of any nature against the Fund, a class, the shares, the Trustees or officers of the Fund, whether arising under the Declaration of Trust, Bylaws, the Delaware Statutory Trust Act or otherwise shall be brought in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware, provided, however, that unless the Fund consents in writing to the selection of an alternative forum, the United States District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware and Superior Court of the State of Delaware, the “Exclusive Jurisdictions”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. federal securities laws, including the 1933 Act and 1940 Act. The Declaration of Trust further provides that, in connection with any claim brought in any such court, the right to jury trial is irrevocably waived to the fullest extent permitted by law. Other investment companies may not be subject to similar restrictions. The designation of Exclusive Jurisdictions may make it more expensive for a Shareholder to bring a suit than if the Shareholder were permitted to select another jurisdiction. Also, the designation of Exclusive Jurisdictions and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the Shareholder.
Please refer to the Fund's Declaration of Trust, which is on file with the Securities and Exchange Commission, for the full text of these provisions.

Distribution of Securities
Distributor
The Fund has entered into a distribution agreement (Distribution Agreement) with Invesco Distributors, Inc. (Invesco Distributors), a registered broker-dealer and a wholly-owned subsidiary of Invesco Ltd., pursuant to which Invesco Distributors acts as the distributor of Shares of the Fund. The address of Invesco Distributors is 11 Greenway Plaza, Houston, TX 77046-1173. Certain trustees and officers of the Fund are affiliated with Invesco Distributors.
The Distribution Agreement provides Invesco Distributors with the exclusive right to distribute Class A Shares, Class Y Shares and Class R6 Shares of the Fund on a continuous basis directly and through other broker-dealers and other financial intermediaries with whom Invesco Distributors has entered into selected dealer and/or similar agreements. Invesco Distributors has not undertaken to sell any specified number of Shares of any class of the Fund.
The Fund or Invesco Distributors may terminate the Distribution Agreement on 60 days’ written notice without penalty. The Distribution Agreement will terminate automatically in the event of its assignment.
Distribution and Service Plan
The Fund has selected Invesco Distributors to provide distribution-related and shareholder services with respect to its Class A Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company (the Plan). There is no Plan for the Fund’s Class AX Shares, Class Y Shares or Class R6 Shares.
The Fund, pursuant to the Plan, pays Invesco Distributors compensation at the annual rate of 0.25% of the Fund’s average daily net assets of Class A Shares.
The Plan compensates Invesco Distributors for expenses incurred in providing services primarily intended to result in the sale of Class A Shares of the Fund, including, but not limited to, paying expenses for printing and distributing prospectuses and reports used for sales purposes, preparing and distributing sales literature (and any related services), advertisements, payment of dealer commissions and wholesaler compensation in connection with sales of the Fund’s Class A Shares exceeding a certain amount set forth in this prospectus (for which the Fund imposes no sales charge) and other distribution-related services permitted by Rule 12b-1.
Payments pursuant to the Plan are subject to any applicable limitations imposed by Financial Industry Regulatory Authority rules.
41        Invesco Dynamic Credit Opportunity Fund

As required by Rule 12b-1, the Plan was approved by a majority of the Board, including a majority of the trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Rule 12b-1 Trustees”). Unless terminated earlier in accordance with the terms of the Plan, the Plan will continue from year to year as long as such continuance is specifically approved at least annually by the Board, including a majority of the Rule 12b-1 Trustees.
A Plan may be terminated at any time in whole or with respect to a Fund or class by the vote of a majority of the Rule 12b-1 Trustees or by the vote of a majority of the outstanding voting securities of that class.
In approving the Plans in accordance with the requirements of Rule 12b-1, the trustees considered various factors and determined that there is a reasonable likelihood that the Plans would benefit each class of the Funds and its respective shareholders.
The anticipated benefits that may result from the Plans with respect to each Fund and/or the classes of each Fund and its shareholders include but are not limited to the following: (i) an increase in assets which may result in a diversified shareholder base, thereby reducing the outflow risk to other shareholders in the Funds; (ii) an increase in assets which may reduce expenses as fixed dollar costs are allocated across a larger asset base and/or allow a Fund to reach advisory fee breakpoints; (iii) increased scale could increase the likelihood of name recognition and the profile of a Fund in its asset space, thereby improving the momentum for asset generation.
Any amendment to the Plan that would increase materially the distribution expenses paid by Class A requires shareholder approval; otherwise, the Plan may be amended by the Board, including a majority of the Rule 12b-1 Trustees, by votes cast at a meeting called for the purpose of voting upon such amendment. As long as the Plan is in effect, the Board shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.
The Plan obligates the Fund to pay Invesco Distributors the full amount of the distribution and service fees reflected on the schedule to the plan. Thus, even if Invesco Distributors’ actual allocated share of expenses exceeds the fee payable to Invesco Distributors at any given time, under the Plan, the Fund will not be obligated to pay more than that fee. If Invesco Distributors’ actual allocated share of expenses is less than the fee it receives, under the Plan, Invesco Distributors will retain the full amount of the fee.
Invesco Distributors may from time to time waive or reduce any portion of its 12b-1 fee. Voluntary fee waivers or reductions may be rescinded at any time without further notice to investors. During periods of voluntary fee waivers or reductions, Invesco Distributors will retain its ability to be reimbursed for such fee prior to the end of the respective fiscal year in which the voluntary fee waiver or reduction was made.
The Fund may pay a service fee of up to the cap disclosed in the Plan and in any case no greater than 0.25% of the average daily net assets of the Fund’s Class A Shares, attributable to the customers’ selected dealers and financial institutions to such dealers and financial institutions, including Invesco Distributors, acting as principal, who furnish continuing personal shareholder services and/or maintenance of accounts to their customers who purchase and own Class A Shares of the Fund. Under the terms of a shareholder service agreement, such personal shareholder services and/or maintenance of accounts may include, but are not limited to, assisting in establishing and maintaining customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from a Fund on behalf of customers, forwarding certain shareholder communications from a Fund to customers, receiving and answering correspondence, aiding in maintaining the investment of their respective customers in a Fund and providing such other information and services as reasonably requested. Any amounts not paid as a service fee under the Plan would constitute an asset-based sales charge.
The Fund may agree to pay fees to selected dealers and other institutions who render the foregoing services to its customers subject to an agreement. Fees shall be paid only to those selected dealers or other institutions who are dealers or institutions of record at the close of business on the last business day of the applicable payment period for the account in which the Fund’s Class A Shares are held.
Under the Plan, certain financial institutions which have entered into service agreements and which sell shares of the Fund, may receive payments from the Fund pursuant to the Plan in an amount not to exceed the maximum annual rate to be paid to Invesco Distributors under the Plan. These payments are an obligation of the Fund and not of Invesco Distributors.
How to Buy Shares
Class A Shares, Class Y Shares and Class R6 Shares are offered on a continuous basis through Invesco Distributors as principal underwriter. Shares may be purchased through members of FINRA who are acting as securities dealers (“dealers”) and FINRA members or eligible non-FINRA members who are acting as brokers or agents for investors (“brokers”). Dealers and brokers are sometimes referred to herein as authorized dealers. Authorized dealers may also designate other intermediaries to receive orders on the Fund's behalf.
Shares may be purchased on any business day by completing the account application form and forwarding it, directly or through an authorized dealer, intermediary, administrator, custodian, trustee, record keeper or financial adviser, or, if applicable, an intermediary’s authorized designee to the Fund’s shareholder service agent, Invesco Investment Services, Inc.
When purchasing Shares of the Fund, investors must specify the correct class of shares by selecting the correct Fund number on the account application form. Sales personnel of authorized dealers distributing the Fund’s Shares are entitled to receive compensation for selling such Shares and may receive differing compensation for selling different classes of shares.
The Adviser and/or Invesco Distributors may pay compensation (out of their own funds and not as an expense of the Fund) to certain affiliated or unaffiliated authorized dealers in connection with the sale or retention of Fund Shares and/or shareholder servicing. Such compensation may be significant in amount and the prospect of receiving, or the receipt of, such compensation may provide both affiliated and unaffiliated entities, and their representatives or employees, with an incentive to favor sales or retention of Shares of the Fund over other investment options. Any such payments will not change the net asset value or the price of the Fund’s Shares.
The offering price for Shares is based upon the next determined net asset value per Share (plus sales charges, where applicable) after an order is received timely by Invesco Investment Services, either directly or from authorized dealers, intermediaries, administrators, financial advisers, custodians, trustees or record keepers, or, if applicable, an intermediary’s authorized designee. Purchases completed through an authorized dealer, intermediary, administrator, custodian, trustee, record keeper or financial adviser may involve additional fees charged by such person. Orders received by Invesco Investment Services prior to the close of the Exchange, and orders received by authorized dealers, intermediaries, administrators, custodians, trustees, record keepers or financial advisers, or, if applicable, an intermediary’s authorized designee, in good order prior to the close of the Exchange that are properly transmitted to Invesco Investment Services, are priced based on the date of receipt. Orders received by Invesco Investment Services after the close of the Exchange, and orders received by authorized dealers, intermediaries, administrators, custodians, trustees, record keepers or financial advisers or, if applicable, an intermediary’s authorized designee, after the close of the Exchange or orders received by such persons that are not properly transmitted to Invesco Investment Services until after the time designated by Invesco Investment Services, are priced based on the date of the next determined net asset value per Share provided they are received timely by Invesco Investment Services on such date. It is the responsibility of
42        Invesco Dynamic Credit Opportunity Fund

authorized dealers, intermediaries, administrators, custodians, trustees, record keepers or financial advisers to transmit orders received by them to Invesco Investment Services so they will be received in a timely manner.
The Fund and Invesco Distributors reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds (as defined below) may result in the Fund rejecting or limiting, in the Fund’s or Invesco Distributors’ discretion, additional purchases and/or exchanges or in an account being closed. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund also reserves the right to suspend the sale of the Fund’s Shares to investors in response to conditions in the securities markets or for other reasons. As used herein, “Participating Funds” refers to Invesco investment companies advised by the Adviser and distributed by Invesco Distributors as determined from time to time by the Fund’s Board of Trustees. Investor accounts with respect to Class A Shares, Class Y Shares and Class R6 Shares will automatically be credited with additional Shares of the Fund after any Fund distributions, unless the investor instructs the Fund otherwise. Investors wishing to receive cash instead of additional Shares should contact the Fund by visiting our website at www.invesco.com/us, by writing to the Fund, c/o Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078 or by telephone at (800) 959-4246.
With respect to Class A Shares and Class Y Shares, the minimum initial investment in the Fund is $1,000 ($250 for tax-sheltered retirement plans); subsequent investments in Class A Shares may be made with $50. With respect to Class R6 Shares, the minimum initial investment is $1 million for all accounts. See “Distribution of Securities – Class A Shares Purchase Programs – Class R6 Shares” below for exceptions to the investment minimum.
To help the government fight the funding of terrorism and money laundering activities, the Fund has implemented an anti-money laundering compliance program and has designated an anti- money laundering compliance officer. As part of the program, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: when you open an account, you will be asked to provide your name, address, date of birth, and other information that will allow us to identify you. The Fund and Invesco Distributors reserve the right to not open your account if this information is not provided. If the Fund or Invesco Distributors is unable to verify your identity, the Fund and Invesco Distributors reserve the right to restrict additional transactions and/or reject your attempted purchase of Shares or take any other action required by law.
Purchase Terms
Class AX Shares of the Fund are closed to new investors. Only investors who have continuously maintained an account in Shares of Invesco Dynamic Credit Opportunities Fund, the Fund’s predecessor fund, prior to the closing of the Reorganization, may continue to make additional purchases in their accounts in Class AX Shares of the Fund. With respect to Class A Shares and Class Y Shares, the minimum initial investment is $1,000 for regular accounts ($250 for tax-sheltered retirement plans); subsequent investments in Class A Shares may be made with at least $50. With respect to Class R6 Shares, the minimum initial investment is $1 million for all accounts. See “Distribution of Securities – Class A Shares Purchase Programs – Class R6 Shares” below for exceptions to the investment minimum. With respect to Class A Shares and Class Y Shares, the Distributor or its designee has the discretion to accept orders on behalf of its clients for lesser amounts. The Fund’s Shares are offered for sale through its Distributor at NAV plus any applicable sales load. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares. Each class of Shares offers a distinct structure of sales charges, distribution and service fees, if any, and other features (for example, the reduced or eliminated sales charges available for purchases of Class A Shares over $100,000 of the Fund or your cumulative ownership of Participating Funds) that are designed to address a variety of needs.
Class A Shares
Class A Shares of the Fund are sold at the offering price, which is net asset value plus an initial maximum sales charge of up to 3.25% (or 3.36% of the net amount invested). Reductions on investments of $100,000 or more as well as other sales charge waivers and discounts are described below.
The availability of certain sales charge waivers and discounts will depend on how you purchase your shares. Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred (back-end) sales load (“CDSC”) waivers, exchanges or conversions between classes or exchanges between Funds; account investment minimums; and minimum account balances, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers, discounts or other special arrangements. For waivers and discounts not available through a particular intermediary, shareholders should consult their financial advisor to consider their options.
Class A Shares Sales Charge Schedule†

Size of Investment	As % of Offering Price	As % of Net Amount Invested
Less than $100,000	3.25%	3.36%
$100,000 but less than $250,000	2.75%	2.83%
$250,000 or more	††	††
† The actual sales charge that may be paid by an investor may differ slightly from the sales charge shown above due to rounding that occurs in the calculation of the offering price and in the number of Shares purchased.
†† No sales charge is payable at the time of purchase on investments in Class A Shares of $250,000 or more, although such Class A Shares purchased without a sales charge may be subject to an early withdrawal charge of 1.00% on certain repurchases by the Fund made within eighteen months of purchase. The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information.
No sales charge is imposed on Class A Shares received from reinvestment of dividends and distributions.
Under the Distribution and Service Plan, the Fund may spend up to a total of 0.25% per year of the Fund’s average daily net assets with respect to Class A Shares of the Fund.
Class A Shares
Quantity Discounts
Investors purchasing Class A Shares may, under certain circumstances described below, be entitled to pay reduced or no sales charges. A person eligible for a reduced sales charge includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the 1940 Act.
Investors must notify the Fund or their authorized dealer at the time of the purchase order whenever a quantity discount is applicable to purchases and may be required to provide the Fund, or their authorized dealer, with certain information or records to verify eligibility for a quantity discount. Such information or records may include account statements or other records for shares of the Fund or other Participating Funds in all accounts (e.g., retirement accounts) of the investor and other eligible persons, as
43        Invesco Dynamic Credit Opportunity Fund

described above, which may include accounts held at the Fund or at other authorized dealers.
Upon such notification, an investor will pay the lowest applicable sales charge. Shareholders should retain any records necessary to substantiate the purchase price of the Shares, as the Fund and authorized dealers may not retain this information.
Quantity discounts may be modified or terminated at any time. For more information about quantity discounts, investors should contact the Fund, their authorized dealer or Invesco Distributors.
Volume discounts. The size of investment shown in the Class A Shares sales charge table applies to the total dollar amount being invested by any person in Shares of the Fund, or in any combination of Shares of the Fund and shares of other Participating Funds, although other Participating Funds may have different sales charges.
Cumulative purchase discount. The size of investment shown in the Class A Shares sales charge table may also be determined by combining the amount being invested in shares of the Participating Funds plus the current offering price of all shares of the Participating Funds currently owned.
Letter of Intent. A Letter of Intent provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period to determine the sales charge as outlined in the Class A Shares sales charge table. The size of investment shown in the Class A Shares sales charge table includes purchases of shares of the Participating Funds in Class A Shares over a 13-month period based on the total amount of intended purchases, including any applicable credit for the current offering price of all shares of the Participating Funds previously purchased and still owned as of the date of the Letter of Intent. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The Letter of Intent does not preclude the Fund (or any other Participating Fund) from discontinuing the sale of its Shares. The initial purchase must be for an amount equal to at least 5% of the minimum total purchase amount of the level selected. The Fund initially will escrow Shares totaling 5% of the dollar amount of the Letter of Intent to be held by Invesco Investment Services in the name of the shareholder. In the event the Letter of Intent goal is not achieved within the specified period, the investor must pay the difference between the sales charge applicable to the purchases made and the reduced sales charge previously paid. Such payments may be made directly to Invesco Distributors or, if not paid, Invesco Distributors will liquidate sufficient escrowed Shares to obtain the difference.
Class A Shares Purchase Programs
Purchasers of Class A Shares may be entitled to reduced or no initial sales charges in connection with certain unit investment trust reinvestment program repurchases and purchases by registered representatives of selling firms or purchases by persons affiliated with the Fund or Invesco Distributors as described below. The Fund reserves the right to modify or terminate these arrangements at any time.
Net asset value purchase options. Class A Shares of the Fund may be purchased at net asset value without a sales charge, generally upon written assurance that the purchase is made for investment purposes and that the Shares will not be resold except through repurchases by the Fund, by:
(1) Any current, former or retired trustee, director, officer or employee (or immediate family member of a current, former or retired trustee, director, officer or employee) of any Invesco Fund or of Invesco Ltd. or any of its subsidiaries. This includes any foundation, trust or employee benefit plan maintained by any of the persons listed above.
(2) Directors, officers, employees and, when permitted, registered representatives, of financial institutions that have a selling group agreement with Invesco Distributors and their spouses or equivalent and children under 21 years if age when purchasing for any accounts they beneficially own, or, in the case of any such financial institution, when purchasing for retirement plans for such institution’s employees; provided that such purchases are otherwise permitted by such institutions.
(3) Banks, broker-dealers and other financial institutions (including registered investment advisers and financial planners) that have entered into an agreement with Invesco Distributors or one of its affiliates, purchasing Shares on behalf of clients participating in a fund supermarket, wrap program, asset allocation program, or other program in which the clients pay an asset-based fee (which may be subject to a minimum flat fee) for: advisory or financial planning services, executing transactions in Participating Fund shares, or for otherwise participating in the program.
(4) Trustees and other fiduciaries purchasing Shares for retirement plans which invest in multiple fund families through broker-dealer retirement plan alliance programs that have entered into agreements with Invesco Distributors and which are subject to certain minimum size and operational requirements. Trustees and other fiduciaries may call Invesco Distributors for further details with respect to such alliance programs.
(5) Retirement plans funded by the rollovers of assets of Participating Funds from an employer-sponsored retirement plan and established exclusively for the benefit of an individual (specifically including, but not limited to, a Traditional IRA, Roth IRA, SIMPLE IRA, Solo 401(k), Money Purchase or Profit Sharing plan) if:
(i) the account being funded by such rollover is to be maintained by the same trustee, custodian or Administrator that maintained the plan from which the rollover funding such rollover originated, or an affiliate thereof; and
(ii) the dealer of record with respect to the account being funded by such rollover is the same as the dealer of record with respect to the plan from which the rollover funding such rollover originated, or an affiliate thereof.
(6) Trusts created under pension, profit sharing or other employee benefit plans (including qualified and nonqualified deferred compensation plans), provided that (a) the total plan assets are at least $1 million or (b) the plan has more than 100 eligible employees. A commission will be paid to authorized dealers who initiate and are responsible for such purchases within a rolling twelve-month period as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million.
(7) Clients of authorized dealers purchasing Shares in fixed or flat fee (rather than transaction based fee) brokerage accounts.
(8) Certain qualified state tuition plans qualifying pursuant to Section 529 of the Internal Revenue Code of 1986, as amended (the “Code”), that are approved by Invesco Distributors.
(9) Unit investment trusts sponsored by Invesco Distributors or its affiliates.
The term “families” includes a person’s spouse or equivalent, children and grandchildren under 21 years of age, parents and the parents of the person’s spouse or equivalent.
Purchase orders made pursuant to clause (3) may be placed either through authorized dealers as described above or directly with Invesco Investment Services by the investment adviser, financial planner, trust company or bank trust department, provided that Invesco Investment Services receives federal funds for the purchase by the close of business on the next business day following acceptance of the order. An authorized dealer may charge a transaction fee for placing an order to purchase Shares pursuant to this provision or for placing an order in a repurchase offer by the Fund with respect to such Shares. Authorized dealers will be paid a service fee as described above on purchases made under options (2) through (8) above. The Fund may terminate, or amend the terms of, offering Shares of the Fund at net asset value to such groups at any time.
Class AX Shares
Class AX Shares of the Fund are closed to new investors. Only investors who have continuously maintained an account in Shares of Invesco Dynamic Credit Opportunities Fund, the Fund’s predecessor fund, prior to the closing
44        Invesco Dynamic Credit Opportunity Fund

of the Reorganization, may continue to make additional purchases in their accounts in Class AX Shares of the Fund.
Class Y Shares
Class Y Shares of the Fund are sold at net asset value. No sales charge is imposed on purchases of Class Y Shares and Class Y Shares are not subject to an early withdrawal charge. Class Y Shares do not pay distribution fees or service fees under the Distribution and Service Plan.
Class Y shares are available to (i) investors who purchase through an account that is charged an asset-based fee or commission by a financial intermediary that Invesco or its affiliate has approved to sell Class Y shares, (ii) Employer Sponsored Retirement and Benefit Plans, endowments or foundations, (iii) banks or bank trust departments acting on their own behalf or as trustee or manager for trust accounts, or (iv) any current, former or retired trustee, director, officer or employee (or immediate family members of a current, former or retired trustee, director, officer or employee) of any Invesco Fund or of Invesco Ltd. or any of its subsidiaries.
Subject to any conditions or limitations imposed on the servicing of Class Y shares by your financial adviser, if you received Class Y shares as a result of a merger or reorganization of a predecessor fund into the Fund or if you currently own Class Y shares held in a previously eligible account (as outlined in (i) in the above paragraph) for which you no longer have a financial intermediary, you will be permitted to make additional Class Y share purchases.
Class R6 Shares
Class R6 Shares of the Fund are sold at net asset value. No sales charge is imposed on purchases of Class R6 Shares and Class R6 Shares are not subject to an early withdrawal charge. Class R6 Shares do not pay distribution fees or service fees under the Distribution and Service Plan.
Class R6 shares of the Fund are available for use by Employer Sponsored Retirement and Benefit Plans, held either at the plan level or through omnibus accounts. There is no minimum initial investment for Employer Sponsored Retirement and Benefit Plans investing through a retirement platform that administers at least $2.5 billion in retirement plan assets. All other Employer Sponsored Retirement and Benefit Plans must meet a minimum initial investment of at least $1 million in each Fund in which it invests.
Class R6 shares of the Funds are also available to institutional investors. Institutional investors are: banks, trust companies, collective trust funds, entities acting for the account of a public entity (e.g., Taft-Hartley funds, states, cities or government agencies), funds of funds or other pooled investment vehicles, 529 college savings plans, financial intermediaries and corporations investing for their own accounts, endowments and foundations.
The minimum initial investment for all other institutional investors is $1 million, unless such investment is made by (i) an investment company, as defined under the Investment Company Act of 1940, as amended (1940 Act), that is part of a family of investment companies which own in the aggregate at least $100 million in securities, or (ii) an account established with a 529 college savings plan managed by Invesco, in which case there is no minimum initial investment.
Class R6 shares of the Funds are also available through an intermediary that has agreed with Invesco Distributors, Inc. to make such shares available for use in retail omnibus accounts. There are no minimum investment amounts for Class R6 shares held through retail omnibus accounts where the intermediary:
• generally charges an asset-based fee or commission in addition to those described in this prospectus; and
• maintains Class R6 shares and makes them available to retail investors.
Shareholders eligible to purchase Class R6 Shares must meet the requirements specified by their intermediary. Not all intermediaries offer Class R6 Shares to their customers.
Financial Intermediary-Specific Arrangements
The financial intermediary-specific waivers, discounts, policies regarding exchanges and conversions, account investment minimums, minimum account balances, and share class eligibility requirements that follow are only available to clients of those financial intermediaries specifically named below and to Invesco funds that offer the share class(es) to which the arrangements relate. Please contact your financial intermediary for questions regarding your eligibility and for more information with respect to your financial intermediary’s sales charge waivers, discounts, investment minimums, minimum account balances, and share class eligibility requirements and other special arrangements. Financial intermediary-specific sales charge waivers, discounts, investment minimums, minimum account balances, and share class eligibility requirements and other special arrangements are implemented and administered by each financial intermediary. It is the responsibility of your financial intermediary (and not the Funds) to ensure that you obtain proper financial intermediary-specific waivers, discounts, investment minimums, minimum account balances and other special arrangements and that you are placed in the proper share class for which you are eligible through your financial intermediary. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts or other financial intermediary-specific arrangements as disclosed herein. Please contact your financial intermediary for more information regarding the sales charge waivers, discounts, investment minimums, minimum account balances, share class eligibility requirements and other special arrangements available to you and to ensure that you understand the steps you must take to qualify for such arrangements. The terms and availability of these waivers and special arrangements may be amended or terminated at any time.

Ameriprise Financial
Front-end sales charge reductions on Class A shares purchased through Ameriprise Financial
Shareholders purchasing Class A shares of the fund through an Ameriprise Financial platform or account are eligible only for the following sales charge reductions, which may differ from those disclosed elsewhere in this prospectus or the SAI. Such shareholders can reduce their initial sales charge on the purchase of Class A shares as follows:
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Transaction size breakpoints, as described in this prospectus or the SAI.
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Rights of accumulation (ROA), as described in this prospectus or the SAI.
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Letter of intent, as described in this prospectus or the SAI.
Front-end sales charge waivers on Class A shares purchased through Ameriprise Financial
Shareholders purchasing Class A shares of the fund through an Ameriprise Financial platform or account are eligible only for the following sales charge waivers, which may differ from those disclosed elsewhere in this prospectus or the SAI. Such shareholders may purchase Class A shares at NAV without payment of a sales charge as follows:
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shares purchased by employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer- sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs or SAR-SEPs.
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shares purchased through reinvestment of capital gains and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the same fund family).
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shares exchanged from Class C shares of the same fund in the month of or following the seven-year anniversary of the purchase date. To the extent that this prospectus elsewhere provides for a waiver with respect
45        Invesco Dynamic Credit Opportunity Fund

to such shares following a shorter holding period, that waiver will apply to exchanges following such shorter period. To the extent that this prospectus elsewhere provides for a waiver with respect to exchanges of Class C shares for load waived shares, that waiver will also apply to such exchanges.
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shares purchased by employees and registered representatives of Ameriprise Financial or its affiliates and their immediate family members.
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shares purchased by or through qualified accounts (including IRAs, Coverdell Education Savings Accounts, 401(k)s, 403(b) TSCAs subject to ERISA and defined benefit plans) that are held by a covered family member, defined as an Ameriprise Financial advisor and/or the advisor's spouse, advisor's lineal ascendant (mother, father, grandmother, grandfather, great grandmother, great grandfather), advisor's lineal descendant (son, step-son, daughter, step-daughter, grandson, granddaughter, great grandson, great granddaughter) or any spouse of a covered family member who is a lineal descendant.
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shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (i.e. Rights of Reinstatement).
CDSC waivers on Class A and C shares purchased through Ameriprise Financial
Fund shares purchased through an Ameriprise Financial platform or account are eligible only for the following CDSC waivers, which may differ from those disclosed elsewhere in this prospectus or the SAI:
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redemptions due to death or disability of the shareholder
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shares sold as part of a systematic withdrawal plan as described in this prospectus or the SAI
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redemptions made in connection with a return of excess contributions from an IRA account
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shares purchased through a Right of Reinstatement (as defined above)
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redemptions made as part of a required minimum distribution for IRA and retirement accounts pursuant to the Internal Revenue Code.

D.A. Davidson & Co. (“D.A. Davidson”)
Shareholders purchasing fund shares including existing fund shareholders through a D.A. Davidson platform or account, or through an introducing broker-dealer or independent registered investment advisor for which D.A. Davidson provides trade execution, clearance, and/or custody services, will be eligible for the following sales charge waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.
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Front-End Sales Charge Waivers on Class A Shares available at D.A. Davidson
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Shares purchased within the same fund family through a systematic reinvestment of capital gains and dividend distributions.
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Employees and registered representatives of D.A. Davidson or its affiliates and their family members as designated by D.A. Davidson.
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Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales charge (known as Rights of Reinstatement).
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A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is consistent with D.A. Davidson’s policies and procedures.
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CDSC Waivers on Classes A and C shares available at D.A. Davidson
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Death or disability of the shareholder.
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Shares sold as part of a systematic withdrawal plan as described in the fund’s prospectus.
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Return of excess contributions from an IRA Account.
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Shares sold as part of a required minimum distribution for IRA or other qualifying retirement accounts as described in the fund’s prospectus beginning in the calendar year the shareholder turns age 72.
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Shares acquired through a right of reinstatement.
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Front-end sales charge discounts available at D.A. Davidson: breakpoints, rights of accumulation and/or letters of intent
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Breakpoints as described in this prospectus.
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Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at D.A. Davidson. Eligible fund family assets not held at D.A. Davidson may be included in the calculation of rights of accumulation only if the shareholder notifies his or her financial advisor about such assets.
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Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at D.A. Davidson may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

Edward D. Jones & Co., L.P. (“Edward Jones”)
Policies Regarding Transactions Through Edward Jones
The following information has been provided by Edward Jones:
Effective on or after August 28, 2024, the following information supersedes prior information with respect to transactions and positions held in fund shares through an Edward Jones system. Clients of Edward Jones (also referred to as “shareholders”) purchasing fund shares on the Edward Jones commission and fee-based platforms are eligible only for the following sales charge discounts (also referred to as “breakpoints”) and waivers, which can differ from discounts and waivers described elsewhere in the mutual fund prospectus or statement of additional information (“SAI”) or through another broker-dealer. In all instances, it is the shareholder's responsibility to inform Edward Jones at the time of purchase of any relationship, holdings of Invesco funds, or other facts qualifying the purchaser for discounts or waivers. Edward Jones can ask for documentation of such circumstance. Shareholders should contact Edward Jones if they have questions regarding their eligibility for these discounts and waivers.
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Breakpoints
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Breakpoint pricing, otherwise known as volume pricing, at dollar thresholds as described in the prospectus.
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Rights of Accumulation (“ROA”)
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The applicable sales charge on a purchase of Class A shares is determined by taking into account all share classes (except certain money market funds and any assets held in group retirement plans) of Invesco and CollegeBound 529 funds held by the shareholder or in an account grouped by Edward Jones with other accounts for the purpose of providing certain pricing considerations (“pricing groups”). If grouping assets as a shareholder, this includes all share classes held on the Edward Jones platform and/or held on another platform. The inclusion of eligible fund family assets in the ROA calculation is dependent on the shareholder notifying Edward Jones of such assets at the time of calculation. Money market funds are included only if such shares were sold with a sales charge at the time of purchase or acquired in exchange for shares purchased with a sales charge.
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The employer maintaining a SEP IRA plan and/or SIMPLE IRA plan may elect to establish or change ROA for the IRA accounts associated with the plan to a plan-level grouping as opposed to including all share classes at a shareholder or pricing group level.
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ROA is determined by calculating the higher of cost minus redemptions or market value (current shares x NAV).
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Letter of Intent (“LOI”)
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Through a LOI, shareholders can receive the sales charge and breakpoint discounts for purchases shareholders intend to make over a 13-month period from the date Edward Jones receives the LOI. The LOI is determined by calculating the higher of cost or market value of qualifying holdings at LOI initiation in combination with the value that the shareholder intends to buy over a 13-month period to calculate the front-end sales charge and any breakpoint discounts. Each purchase the shareholder makes during that 13-month period will receive the sales charge and breakpoint discount that applies to the total amount. The inclusion of eligible fund family assets in the LOI calculation is dependent on the shareholder notifying Edward Jones of such assets at the time of calculation. Purchases made before the LOI is received by Edward Jones are not adjusted under the LOI and will not reduce the sales charge previously paid. Sales charges will be adjusted if LOI is not met.
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If the employer maintaining a SEP IRA plan and/or SIMPLE IRA plan has elected to establish or change ROA for the IRA accounts associated with the plan to a plan-level grouping, LOIs will also be at the plan-level and may only be established by the employer.
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Sales Charge Waivers
Sales charges are waived for the following shareholders and in the following situations:
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Associates of Edward Jones and its affiliates and other accounts in the same pricing group (as determined by Edward Jones under its policies and procedures) as the associate. This waiver will continue for the remainder of the associate's life if the associate retires from Edward Jones in good-standing and remains in good standing pursuant to Edward Jones' policies and procedures.
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Shares purchased in an Edward Jones fee-based program.
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Shares purchased through reinvestment of capital gains distributions and dividend reinvestment.
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Shares purchased from the proceeds of redeemed shares of the same fund family so long as the following conditions are met: the proceeds are from the sale of shares within 60 days of the purchase, the sale and purchase are made from a share class that charges a front load and one of the following (“Right of Reinstatement”):

● The redemption and repurchase occur in the same account.
● The redemption proceeds are used to process an: IRA contribution, excess contributions, conversion, recharacterizing of contributions, or distribution, and the repurchase is done in an account within the same Edward Jones grouping for ROA.
The Right of Reinstatement excludes systematic or automatic transactions including, but not limited to, purchases made through payroll deductions, liquidations to cover account fees, and reinvestments from non-mutual fund products.
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Shares exchanged into Class A shares from another share class so long as the exchange is into the same fund and was initiated at the discretion of Edward Jones. Edward Jones is responsible for any remaining CDSC due to the fund company, if applicable. Any future purchases are subject to the applicable sales charge as disclosed in the prospectus.
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Exchanges from Class C shares to Class A shares of the same fund, generally, in the 84th month following the anniversary of the purchase date or earlier at the discretion of Edward Jones.
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Purchases of Class 529-A shares through a rollover from either another education savings plan or a security used for qualified distributions.
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Purchases of Class 529-A shares made for recontribution of refunded amounts.
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Contingent Deferred Sales Charge (“CDSC”) Waivers
If the shareholder purchases shares that are subject to a CDSC and those shares are redeemed before the CDSC is expired, the shareholder is responsible to pay the CDSC except in the following conditions:
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The death or disability of the shareholder.
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Systematic withdrawals with up to 10% per year of the account value.
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Return of excess contributions from an Individual Retirement Account (IRA).
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Shares redeemed as part of a required minimum distribution for IRA and retirement accounts if the redemption is taken in or after the year the shareholder reaches qualified age based on applicable IRS regulations.
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Shares redeemed to pay Edward Jones fees or costs in such cases where the transaction is initiated by Edward Jones.
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Shares exchanged in an Edward Jones fee-based program.
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Shares acquired through NAV reinstatement.
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Shares redeemed at the discretion of Edward Jones for Minimums Balances, as described below.
Other Important Information Regarding Transactions Through Edward Jones
Minimum Purchase Amounts
Initial purchase minimum: $250
Subsequent purchase minimum: none
Minimum Balances
Edward Jones has the right to redeem at its discretion fund holdings with a balance of $250 or less. The following are examples of accounts that are not included in this policy:
○ A fee-based account held on an Edward Jones platform
○ A 529 account held on an Edward Jones platform
○ An account with an active systematic investment plan or LOI
Exchanging Share Classes
At any time it deems necessary, Edward Jones has the authority to exchange at NAV a shareholder's holdings in a fund to Class A shares of the same fund.

Janney Montgomery Scott LLC (“Janney”)
Shareholders purchasing shares through a Janney brokerage account will be eligible for the following load waivers (front-end sales charge waivers and contingent deferred sales charge (“CDSC”), or back-end sales charge, waivers) and discounts, which may differ from those disclosed elsewhere in this fund’s Prospectus or SAI.
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Front-end sales charge waivers on Class A shares available at Janney
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Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).
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Shares purchased by employees and registered representatives of Janney or its affiliates and their family members as designated by Janney.
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Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within ninety (90) days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (i.e., right of reinstatement).
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Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans.
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Shares acquired through a right of reinstatement.
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Class C shares that are no longer subject to a contingent deferred sales charge and are converted to Class A shares of the same fund pursuant to Janney’s policies and procedures.
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CDSC waivers on Class A and C shares available at Janney
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Shares sold upon the death or disability of the shareholder.
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Shares sold as part of a systematic withdrawal plan as described in the fund’s Prospectus.
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Shares purchased in connection with a return of excess contributions from an IRA account.
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Shares sold as part of a required minimum distribution for IRA and other retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the fund’s Prospectus.
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Shares sold to pay Janney fees but only if the transaction is initiated by Janney.
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Shares acquired through a right of reinstatement.
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Shares exchanged into the same share class of a different fund.
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Front-end sales charge discounts available at Janney: breakpoints, rights of accumulation, and/or letters of intent
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Breakpoints as described in the fund’s Prospectus.
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Rights of accumulation (“ROA”), which entitle shareholders to breakpoint discounts, will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Janney. Eligible fund family assets not held at Janney may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.
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Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at Janney Montgomery Scott may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

J.P. Morgan Securities LLC
If you purchase or hold fund shares through an applicable J.P. Morgan Securities LLC brokerage account, you will be eligible for the following sales charge waivers (front-end sales charge waivers and contingent deferred sales charge (“CDSC”), or back-end sales charge, waivers), share class conversion policy and discounts, which may differ from those disclosed elsewhere in this fund’s prospectus or Statement of Additional Information (“SAI”).
Front-end sales charge waivers on Class A shares available at J.P. Morgan Securities LLC
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Shares exchanged from Class C (i.e., level-load) shares that are no longer subject to a CDSC and are exchanged into Class A shares of the same fund pursuant to J.P. Morgan Securities LLC’s share class exchange policy.
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Qualified employer-sponsored defined contribution and defined benefit retirement plans, nonqualified deferred compensation plans, other employee benefit plans and trusts used to fund those plans. For purposes of this provision, such plans do not include SEP IRAs, SIMPLE IRAs, SAR-SEPs or 501(c)(3) accounts.
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Shares of funds purchased through J.P. Morgan Securities LLC Self-Directed Investing accounts.
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Shares purchased through rights of reinstatement.
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Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).
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Shares purchased by employees and registered representatives of J.P. Morgan Securities LLC or its affiliates and their spouse or financial dependent as defined by J.P. Morgan Securities LLC.
Class C to Class A share conversion
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A shareholder in the fund’s Class C shares will have their shares converted by J.P. Morgan Securities LLC to Class A shares (or the appropriate share class) of the same fund if the shares are no longer subject to a CDSC and the conversion is consistent with J.P. Morgan Securities LLC’s policies and procedures.
CDSC waivers on Class A and C Shares available at J.P. Morgan Securities LLC
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Shares sold upon the death or disability of the shareholder.
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Shares sold as part of a systematic withdrawal plan as described in the fund’s prospectus.
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Shares purchased in connection with a return of excess contributions from an IRA account.
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Shares sold as part of a required minimum distribution for IRA and retirement accounts pursuant to the Internal Revenue Code.
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Shares acquired through a right of reinstatement.
Front-end load discounts available at J.P. Morgan Securities LLC: breakpoints, rights of accumulation & letters of intent
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Breakpoints as described in the prospectus.
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Rights of Accumulation (“ROA”) which entitle shareholders to breakpoint discounts as described in the fund’s prospectus will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at J.P. Morgan Securities LLC. Eligible fund family assets not held at J.P. Morgan Securities LLC (including 529 program holdings, where applicable) may be included in the ROA calculation only if the shareholder notifies their financial advisor about such assets.
Letters of Intent (“LOI”) which allow for breakpoint discounts based on anticipated purchases within a fund family, through J.P. Morgan Securities LLC, over a 13-month period of time (if applicable).

Merrill Lynch (“Merrill”)
Purchases or sales of front-end (for example, Class A) or level-load (for example, Class C) mutual fund shares through a Merrill platform or account will be eligible only for the following sales load waivers (front-end, contingent deferred, or back-end waivers) and discounts, which differ from those disclosed elsewhere in this Fund’s prospectus. Purchasers will have to buy mutual fund shares directly from the mutual fund company or through another intermediary to be eligible for waivers or discounts not listed below.
It is the client’s responsibility to notify Merrill at the time of purchase or sale of any relationship or other facts that qualify the transaction for a waiver or discount. A Merrill representative may ask for reasonable documentation of such facts and Merrill may condition the granting of a waiver or discount on the timely receipt of such documentation.
Additional information on waivers, discounts, and share class exchanges is available in the Merrill Sales Load Waiver and Discounts Supplement (the “Merrill SLWD Supplement”) and in the Mutual Fund Investing at Merrill pamphlet at ml.com/funds. Clients are encouraged to review these documents and speak with their financial advisor to determine whether a transaction is eligible for a waiver or discount.
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Front-end Load Waivers Available at Merrill
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Shares of mutual funds available for purchase by employer-sponsored retirement, deferred compensation, and employee benefit plans (including health savings accounts) and trusts used to fund those plans provided the shares are not held in a commission-based brokerage
48        Invesco Dynamic Credit Opportunity Fund

account and shares are held for the benefit of the plan. For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans
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Shares purchased through a Merrill investment advisory program.
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Brokerage class shares exchanged from advisory class shares due to the holdings moving from a Merrill investment advisory program to a Merrill brokerage account.
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Shares purchased through the Merrill Edge Self-Directed platform.
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Shares purchased through the systematic reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same mutual fund in the same account.
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Shares exchanged from level-load shares to front-end load shares of the same mutual fund in accordance with the description in the Merrill SLWD Supplement.
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Shares purchased by eligible employees of Merrill or its affiliates and their family members who purchase shares in accounts within the employee’s Merrill Household (as defined in the Merrill SLWD Supplement).
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Shares purchased by eligible persons associated with the fund as defined in this prospectus (e.g. the fund’s officers or trustees).
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Shares purchased from the proceeds of a mutual fund redemption in front-end load shares provided (1) the repurchase is in a mutual fund within the same fund family; (2) the repurchase occurs within 90 calendar days from the redemption trade date, and (3) the redemption and purchase occur in the same account (known as Rights of Reinstatement). Automated transactions (i.e. systematic purchases and withdrawals) and purchases made after shares are automatically sold to pay Merrill’s account maintenance fees are not eligible for Rights of Reinstatement.
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Contingent Deferred Sales Charge (“CDSC”) Waivers on Front-end, Back-end, and Level Load Shares Available at Merrill
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Shares sold due to the client’s death or disability (as defined by Internal Revenue Code Section 22(e)(3)).
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Shares sold pursuant to a systematic withdrawal program subject to Merrill’s maximum systematic withdrawal limits as described in the Merrill SLWD Supplement.
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Shares sold due to return of excess contributions from an IRA account.
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Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the investor reaching the qualified age based on applicable IRS regulation.
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Front-end or level-load shares held in commission-based, non-taxable retirement brokerage accounts (e.g. traditional, Roth, rollover, SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans) that are transferred to fee-based accounts or platforms and exchanged for a lower cost share class of the same mutual fund.
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Front-end Load Discounts Available at Merrill: Breakpoints, Rights of Accumulation & Letters of Intent
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Breakpoint discounts, as described in this prospectus, where the sales load is at or below the maximum sales load that Merrill permits to be assessed to a front-end load purchase, as described in the Merrill SLWD Supplement.
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Rights of Accumulation (ROA), as described in the Merrill SLWD Supplement, which entitle clients to breakpoint discounts based on the aggregated holdings of mutual fund family assets held in accounts in their Merrill Household.
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On or about May 1, 2026, assets not held at Merrill will no longer be included in the ROA calculation. For more detail on the timing and calculation, please refer to the Merrill SLWD Supplement.
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Letters of Intent (LOI), which allow for breakpoint discounts on eligible new purchases based on anticipated future eligible purchases within a fund family at Merrill, in accounts within your Merrill Household, as further described in the Merrill SLWD Supplement.
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On or about May 1, 2026, Merrill will no longer accept new LOIs. For more detail on the timing, please refer to the Merrill SLWD Supplement.

Morgan Stanley Wealth Management
Shareholders purchasing Fund shares through a Morgan Stanley Wealth Management transactional brokerage account will be eligible only for the following front-end sales charge waivers with respect to Class A shares, which may differ from and may be more limited than those disclosed elsewhere in this Fund’s Prospectus or SAI.
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Front-end Sales Charge Waivers on Class A Shares available at Morgan Stanley Wealth Management
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Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans;
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Morgan Stanley employee and employee-related accounts according to Morgan Stanley’s account linking rules;
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Shares purchased through reinvestment of dividends and capital gains distributions when purchasing shares of the same fund;
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Shares purchased through a Morgan Stanley self-directed brokerage account;
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Class C (i.e., level-load) shares that are no longer subject to a contingent deferred sales charge and are converted to Class A shares of the same fund pursuant to Morgan Stanley Wealth Management’s share class conversion program; and
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Shares purchased from the proceeds of redemptions within the same fund family, provided (i) the repurchase occurs within 90 days following the redemption, (ii) the redemption and purchase occur in the same account, and (iii) redeemed shares were subject to a front-end or deferred sales charge.

Oppenheimer & Co. Inc. (“OPCO”)
Shareholders purchasing Fund shares through an OPCO platform or account are eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund's prospectus or SAI.
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Front-end Sales Load Waivers on Class A Shares available at OPCO
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Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan
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Shares purchased by or through a 529 Plan
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Shares purchased through an OPCO affiliated investment advisory program
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Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family)
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Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement).
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A shareholder in the Fund's Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is in line with the policies and procedures of OPCO
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Employees and registered representatives of OPCO or its affiliates and their family members
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Directors or Trustees of the Fund, and employees of the Fund's investment adviser or any of its affiliates, as described in this prospectus
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CDSC Waivers on A and C Shares available at OPCO
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Death or disability of the shareholder
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Shares sold as part of a systematic withdrawal plan as described in the Fund's prospectus
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Return of excess contributions from an IRA Account
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Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the prospectus
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Shares sold to pay OPCO fees but only if the transaction is initiated by OPCO Shares acquired through a right of reinstatement
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Front-end load Discounts Available at OPCO: Breakpoints, Rights of Accumulation & Letters of Intent
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Breakpoints as described in this prospectus.
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Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser's household at OPCO. Eligible fund family assets not held at OPCO may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.

PFS Investments Inc. (“PFSI”)
Policies Regarding Transactions Through PFSI
The following information supersedes all prior information with respect to transactions and positions held in fund shares purchased through PFSI and held on the mutual fund platform of its affiliate, Primerica Shareholder Services (“PSS”). Clients of PFSI (also referred to as “shareholders”) purchasing fund shares on the PSS platform are eligible only for the following share classes, sales charge discounts (also referred to as “breakpoints”) and waivers, which can differ from share classes, discounts and waivers described elsewhere in this prospectus or the related statement of additional information (“SAI”) or through another broker-dealer.
Share Classes
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Class A shares: in non-retirement accounts, individual retirement accounts (IRA), SEP IRAs, SIMPLE IRAs, Keogh Plans, and all other account types unless expressly provided for below.
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Class C shares: only in accounts with existing Class C share holdings.
Breakpoints
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Breakpoint pricing at dollar thresholds as described in the prospectus of the fund you are purchasing.
Rights of Accumulation (“ROA”)
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The applicable sales charge on a purchase of Class A shares is determined by taking into account all share classes (except any assets held in group retirement plans) of Invesco funds held by the shareholder on the PSS Platform. It is the shareholder’s responsibility to inform PFSI of all eligible fund family assets at the time of calculation. Shares of money market funds are included only if such shares were acquired in exchange for shares of another Invesco Fund purchased with a sales charge. No shares of Invesco funds held by the shareholder away from the PSS platform will be granted ROA with shares of any Invesco Fund purchased on the PSS platform.
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Any SEP IRA plan, any SIMPLE IRA plan or any Payroll Deduction plan (“PDP”) on the PSS platform will be defaulted to plan-level grouping for purposes of ROA, which allows each participating employee ROA with all other eligible shares held in plan accounts on the PSS platform. At any time, a participating employee may elect to exercise a one-time option to change grouping for purposes of ROA to shareholder- level grouping, which allows the plan account of the electing employee ROA with her other eligible holdings on the PSS platform, but not with all other eligible participant holdings in the plan. Eligible shares held in plan accounts electing shareholder-level grouping will not be available for purposes of ROA to plan accounts electing plan-level grouping.
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ROA is determined by calculating the higher of cost minus redemptions or current market value (current shares x NAV).
     Letter of Intent (“LOI”)
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By executing a LOI, shareholders can receive the sales charge and breakpoint discounts for purchases shareholders intend to make over a 13-month period through PFSI, from the date PSS receives the LOI. The purchase price of the LOI is determined by calculating the higher of cost or market value of qualifying holdings at LOI initiation in combination with the dollar amount the shareholder intends to invest over a 13-month period to arrive at total investment for purposes of determining any breakpoint discount and the applicable front-end sales charge. Each purchase the shareholder makes during that 13-month period will receive the sales charge and breakpoint discount that applies to the projected total investment.
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Only holdings of Invesco funds on the PSS platform are eligible for inclusion in the LOI calculation and the shareholder must notify PFSI of all eligible assets at the time of calculation. It is the shareholder’s responsibility to inform PFSI at the time of a purchase of all holdings of Invesco funds on the PSS platform, or other facts qualifying the purchaser for this discount.
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Purchases made before the LOI is received by PSS are not adjusted under the LOI, and the LOI will not reduce any sales charge previously paid. Sales charges will be automatically adjusted if the total purchases required by the LOI are not met.
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If an employer maintaining a SEP IRA plan, SIMPLE IRA plan or non-IRA PDP on the PSS platform has elected to establish or change ROA for the accounts associated with the plan to a plan-level grouping, LOIs will also be at the plan-level and may only be established by the employer. LOIs are not available to PDP IRA plans on the PSS platform with plan-level grouping for purposes of ROA, but are available to any participating employee that elects shareholder-level grouping for purposes of ROA.
Sales Charge Waivers
Sales charges are waived for the following shareholders and in the following situations:
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Shares purchased through reinvestment of capital gains distributions and dividend reinvestment.
■
Shares purchased with the proceeds of redeemed shares of the same fund family so long as the following conditions are met: 1) the proceeds are from the sale of shares within 90 days of the purchase, 2) the sale and purchase are made in the same share class and the same account or the purchase is made in an individual retirement account with proceeds from liquidations in a non-retirement account, and 3) the redeemed shares were subject to a front-end or deferred sales load. Automated transactions (i.e. systematic purchases and withdrawals), full or partial transfers or rollovers of retirement accounts, and purchases made after shares are automatically sold to pay account maintenance fees are not eligible for this sales charge waiver.
■
Shares exchanged into Class A shares from another share class so long as the exchange is into the same fund and was initiated at the discretion of PFSI. PFSI is responsible for any remaining CDSC due to the fund company, if applicable. Any future purchases are subject to the applicable sales charge as disclosed in the prospectus.

50        Invesco Dynamic Credit Opportunity Fund

Policies Regarding Fund Purchases Through PFSI That Are Not Held on the PSS Platform
■
Class R shares are available through PFSI only in 401(k) plans covering a business owner with no employees, commonly referred to as a one-participant 401(k) plan or solo 401(k).
■
PFSI may request reasonable documentation of facts qualifying the purchaser for the discounts and waivers identified above and condition the granting of any discount or waiver on the timely receipt of such documents. Shareholders should contact PSS if they have questions regarding their eligibility for these discounts and waivers.

Raymond James Financial Services, Inc.
Shareholders purchasing Fund shares through a Raymond James Financial Services, Inc., Raymond James affiliates and each entity’s affiliates (Raymond James) platform or account, or through an introducing broker-dealer or independent registered investment adviser for which Raymond James provides trade execution, clearance, and/or custody services, will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.
■
Front-end sales load waivers on Class A shares available at Raymond James
■
Shares purchased in an investment advisory program.
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Shares purchased within the same fund family through a systematic reinvestment of capital gains distributions and dividend distributions.
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Employees and registered representatives of Raymond James or its affiliates and their family members as designated by Raymond James.
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Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement).
■
A shareholder in the Fund’s Class C shares will have their shares converted at net asset value to Class A shares (or the appropriate share class) of the Fund if the shares are no longer subject to a CDSC and the conversion is in line with the policies and procedures of Raymond James.
■
CDSC Waivers on Classes A and C shares available at Raymond James
■
Death or disability of the shareholder.
■
Shares sold as part of a systematic withdrawal plan as described in the fund’s prospectus.
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Return of excess contributions from an IRA Account.
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Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in the fund’s prospectus.
■
Shares sold to pay Raymond James fees but only if the transaction is initiated by Raymond James.
■
Shares acquired through a right of reinstatement.
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Front-end load discounts available at Raymond James: breakpoints, rights of accumulation, and/or letters of intent
■
Breakpoints as described in this prospectus.
■
Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Raymond James. Eligible fund family assets not held at
Raymond James may be included in the calculation of rights of accumulation only if the shareholder notifies his or her financial advisor about such assets.
■
Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at Raymond James may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.

Robert W. Baird & Co. Incorporated (“Baird”)
Effective January 1, 2026, shareholders purchasing fund shares through a Baird platform or account will only be eligible for the following sales charge waivers (front-end sales charge waivers and CDSC waivers) and discounts, which may differ from those disclosed elsewhere in this prospectus or the SAI.
■
Front-End Sales Charge Waivers on Class A-shares Available at Baird
■
Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund
■
Shares purchased by employees and registered representatives of Baird or its affiliates and their family members as designated by Baird
■
Shares purchased within 90 days following a redemption from an Invesco Fund, provided (1) the redemption and purchase occur within the purchaser’s Baird household and (2) the redeemed shares were subject to a front-end or deferred sales charge (known as rights of reinstatement)
■
A shareholder in the Fund’s Class C shares will have their share converted at net asset value to Class A shares of the same fund if the shares are no longer subject to CDSC and the conversion is in line with the policies and procedures of Baird
■
Employer-sponsored retirement plans or charitable accounts in a transactional brokerage account at Baird, including 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans. For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs or SAR-SEPs
■
CDSC Waivers on Classes A and C shares Available at Baird
■
Shares sold due to death or disability of the shareholder
■
Shares sold as part of a systematic withdrawal plan as described in the Fund’s Prospectus
■
Shares bought due to returns of excess contributions from an IRA Account
■
Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable Internal Revenue Service regulations as described in the Fund’s prospectus
■
Shares sold to pay Baird fees but only if the transaction is initiated by Baird
■
Shares acquired through a right of reinstatement
■
Front-End Sales Charge Discounts Available at Baird: Breakpoints and/or Rights of Accumulations
■
Breakpoints as described in this prospectus
■
Rights of accumulations which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of Invesco assets held by accounts within the purchaser’s household at Baird. Eligible Invesco assets not held at Baird may be included in the rights of accumulations calculation only if the shareholder notifies his or her financial advisor about such assets
51        Invesco Dynamic Credit Opportunity Fund

■
Letters of Intent (LOI) allow for breakpoint discounts based on anticipated purchases of Invesco through Baird, over a 13-month period of time

Stifel, Nicolaus & Company, Incorporated and its broker dealer affiliates (“Stifel”)
Effective December 20, 2024, shareholders purchasing or holding Invesco shares, including existing fund shareholders, through a Stifel or affiliated platform that provides trade execution, clearance, and/or custody services, will be eligible for the following sales charge load waivers (including front-end sales charge waivers and contingent deferred, or back-end, (CDSC) sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this prospectus or the Fund’s SAI.
Class A Shares
As described elsewhere in this prospectus, Stifel may receive compensation out of the front-end sales charge if you purchase Class A shares through Stifel.
Rights of Accumulation
■
Rights of accumulation (ROA) that entitle shareholders to breakpoint discounts on front-end sales charges will be calculated by Stifel based on the aggregated holding of eligible assets in the Invesco funds held by accounts within the purchaser’s household at Stifel. Ineligible assets include class A Money Market Funds not assessed a sales charge. Fund Family assets not held at Stifel may be included in the calculation of ROA only if the shareholder notifies his or her financial advisor about such assets.
■
The employer maintaining a SEP IRA plan and/or SIMPLE IRA plan may elect to establish or change ROA for the IRA accounts associated with the plan to a plan-level grouping as opposed to including all share classes at a shareholder or pricing group level.
Front-end sales charge waivers on Class A shares available at Stifel
Sales charges may be waived for the following shareholders and in the following situations:
■
Class C shares that have been held for more than seven (7) years may be converted to Class A shares or other front-end share class(es) of the same fund pursuant to Stifel’s policies and procedures. To the extent that this prospectus elsewhere provides for a waiver with respect to the exchange or conversion of such shares following a shorter holding period, those provisions shall continue to apply.
■
Shares purchased by employees and registered representatives of Stifel or its affiliates and their family members as designated by Stifel.
■
Shares purchased in a Stifel fee-based advisory program, often referred to as a “wrap” program.
■
Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same or other fund within the Invesco funds.
■
Shares purchased from the proceeds of redeemed shares of Invesco funds so long as the proceeds are from the sale of shares from an account with the same owner/beneficiary within 90 days of the purchase. For the absence of doubt, automated transactions (i.e. systematic purchases, including salary deferral transactions and withdrawals) and purchases made after shares are sold to cover Stifel Nicolaus’ account maintenance fees are not eligible for rights of reinstatement.
■
Shares from rollovers into Stifel from retirement plans to IRAs.
■
Shares exchanged into Class A shares from another share class so long as the exchange is into the same fund and was initiated at the direction of Stifel. Stifel is responsible for any remaining CDSC due to the fund company, if applicable. Any future purchases are subject to the applicable sales charge as disclosed in this prospectus.
■
Purchases of Class 529-A shares through a rollover from another 529 plan.
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Purchases of Class 529-A shares made for reinvestment of refunded amounts.
■
Employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer sponsored retirement plans do not include SEP IRAs, Simple IRAs or SAR-SEPs.
Contingent Deferred Sales Charges Waivers on Class A and C Shares
■
Death or disability of the shareholder or, in the case of 529 plans, the account beneficiary.
■
Shares sold as part of a systematic withdrawal plan not to exceed 12% annually.
■
Return of excess contributions from an IRA Account.
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Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations.
■
Shares acquired through a right of reinstatement.
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Shares sold to pay Stifel fees or costs in such cases where the transaction is initiated by Stifel.
■
Shares exchanged or sold in a Stifel fee-based program.
Share Class Conversions in Advisory Accounts
■
Stifel continually looks to provide our clients with the lowest cost share class available based on account type. Stifel reserves the right to convert shares to the lowest cost share class available at Stifel upon transfer of shares into an advisory program.

UBS Financial Services Inc. (“UBS”)
Pursuant to an agreement with the Distributor, UBS may offer Class Y shares to its retail brokerage clients whose shares are held in omnibus accounts at UBS, or its designee. For these clients, UBS may charge commissions or transaction fees with respect to brokerage transactions in Class Y shares. The minimum investment for Class Y shares is waived for transactions through such brokerage platforms at UBS. Please contact your UBS representative for more information about these fees and other eligibility requirements.

Wells Fargo Advisors Financial Network, LLC (collectively, “Wells Fargo Advisors”)
Wells Fargo Clearing Services, LLC operates a First Clearing business, but these rules are not intended to include First Clearing firms.
Effective April 1, 2026, clients of Wells Fargo Advisors purchasing fund shares through Wells Fargo Advisors are eligible for the following sales charge discounts (also referred to as “breakpoints”) and waivers, which can differ from discounts and waivers described elsewhere in the prospectus or statement of additional information (“SAI”). In all instances, it is the investor's responsibility to inform Wells Fargo Advisors at the time of purchase of any relationship, holdings, or other facts qualifying the investor for discounts or waivers. Wells Fargo Advisors can ask for documentation supporting the qualification.
Wells Fargo Advisors Class A share front-end sales charge waivers information.
Wells Fargo Advisors clients purchasing or converting to Class A shares of the fund in a Wells Fargo Advisors brokerage account are entitled to a waiver of the front-end load in the following circumstances:
■
Wells Fargo Advisors employee and employee-related accounts according to Wells Fargo Advisor’s employee account linking rules. Legacy accounts and positions receiving affiliate discounts prior to the effective date will continue to receive discounts. Going forward employees of affiliate businesses will not be offered NAV.
■
Shares purchased through reinvestment of dividends and capital gains distributions when purchasing shares of the same fund.
52        Invesco Dynamic Credit Opportunity Fund

WellsTrade, the firm’s online self-directed brokerage account, generally offers no-load share classes but there could be instances where a Class A share is offered without a front-end sales charge.
Wells Fargo Advisors Class 529-A share front-end sales charge waivers information.
Wells Fargo Advisors clients purchasing or converting to Class 529-A shares of the fund through Wells Fargo Advisors transactional brokerage accounts are entitled to a waiver of the front-end load in the following circumstances:
■
Shares purchased through a rollover from another 529 plan.
■
Recontribution(s) of distributed funds are only allowed during the NAV reinstatement period as dictated by the sponsor’s specifications outlined by the plan.
Wells Fargo Advisors is not able to apply the NAV Reinstatement privilege for 529 Plan account purchases placed directly at the fund company. Investors wishing to utilize this privilege outside of Wells Fargo systems will need to do so directly with the Plan or a financial intermediary that supports this feature.
Unless specifically described above, other front-end load waivers are not available on mutual fund purchases through Wells Fargo Advisors.
Wells Fargo Advisors Contingent Deferred Sales Charge information.
■
Contingent deferred sales charges (CDSC) imposed on fund redemptions will not be rebated based on future purchases.

Wells Fargo Advisors Class A front-end load discounts.
Wells Fargo Advisors clients purchasing Class A shares of the fund through Wells Fargo Advisors brokerage accounts will follow the following aggregation rules for breakpoint discounts:
■
Effective April 1, 2026, SEP or SIMPLE IRAs will not be aggregated as a group plan. They will aggregate with the client’s personal accounts based on Social Security Number. Previously established SEP and SIMPLE IRAs may still be aggregated as a group plan.
■
Effective April 1, 2026, Employer-sponsored retirement plan (e.g., 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans) accounts will aggregate with other plan accounts under the same Tax ID and will not be aggregated with other retirement plan accounts under a different Tax ID or personal accounts. For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, SIMPLE IRAs, SAR-SEPs or Keogh plans.
■
Gift of shares will not be considered when determining breakpoint discounts.

Waiver of Early Withdrawal Charge
The early withdrawal charge is waived on repurchases by the Fund of Class A Shares purchased subject to an early withdrawal charge pursuant to a repurchase offer (i) within one year following the death or disability (as disability is defined by federal income tax law) of a shareholder, (ii) for required minimum distributions from an individual retirement account (“IRA”) or certain other retirement plan distributions or (iii) if no commission or transaction fee is paid by Invesco Distributors to authorized dealers at the time of purchase of such Shares. For a more complete description of early withdrawal charge waivers, please refer to the Statement of Additional Information or contact your authorized dealer. Class AX Shares, Class Y Shares and Class R6 Shares have no early withdrawal charges.
Shareholder Services
Automatic investment plan. An automatic investment plan is available under which a shareholder can authorize Invesco Investment Services to debit the shareholder’s bank account on a regular basis to invest predetermined amounts in each class of Shares of the Fund. Additional information is available from Invesco Distributors or your authorized dealer.
Exchange privilege. Exchanges of shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. Class A Shares, Class Y Shares and Class R6 Shares of the Fund may be exchanged for shares of the same class of any Participating Fund, and Class AX Shares of the Fund may be exchanged for Class A or Class AX Shares of any Participating Fund (other than the Fund), based on the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer, without any sales charge or early withdrawal charge, subject to minimum purchase requirements and certain limitations.
Reinstatement privilege. A holder of Class A Shares, Class AX Shares, or Class Y Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in the same Share class of any Participating Fund. A holder of Class Y Shares may also reinstate any portion or all of the net proceeds of such repurchase in Class A Shares of any Participating Fund. A holder of Class R6 Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class R6 Shares of any Participating Fund Reinstatements are made at the net asset value per Share (without a sales charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase by the Fund of the Shares, provided that Shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a repurchase of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Shareholders must notify Invesco Distributors or their authorized dealer of their eligibility to participate in the reinstatement privilege and may be required to provide documentation to the Participating Fund. For information regarding Participating Funds, shareholders can call Invesco Investment Services at (800) 959-4246.
Dividend diversification. A holder of Class A Shares, Class AX Shares, Class Y Shares or Class R6 Shares may elect, by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and distributions paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds so long as the investor has a pre-existing account for such class of shares of the other fund. Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both hold the same class of Shares and be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.
Retirement plans Eligible investors may establish IRAs; SEPs; 401(k) plans; 403(b)(7) plans in the case of employees of public school systems and certain non-profit organizations; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from Invesco Distributors. The illiquid nature of the Shares may affect the nature of distributions from tax-sheltered retirement
53        Invesco Dynamic Credit Opportunity Fund

plans and may affect the ability of participants in such plans to rollover assets to other tax-sheltered retirement plans.
Availability of Information
Clear and prominent information regarding sales charges of the Fund and the applicability and availability of discounts from sales charges is available free of charge through our website at www.invesco.com, which provides links to the Prospectus and Statement of Additional Information containing the relevant information.

Dividends and Distributions
The Fund expects, based on its investment objectives and strategies, that its distributions, if any, will consist of ordinary income, capital gains, or some combination of both.
Dividends
The Fund’s present policy, which may be changed at any time by the Fund’s Board of Trustees, is to declare daily and distribute monthly all, or substantially all, of its net investment income as dividends to shareholders.
Dividends with respect to Class A, Class Y and Class R6 Shares of the Fund are automatically applied to purchase additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class AX Shares, previous instructions regarding reinvestment of dividends will continue to apply until such shareholder changes his or her instruction. The per Share dividends may differ by class of shares as a result of the differing distribution fees, service fees and transfer agency costs applicable to such classes of Shares.
Capital Gains Distributions
The Fund generally distributes long-term and short-term capital gains (net of any available capital loss carryovers), if any, at least annually. Capital gains distributions may vary considerably from year to year as a result of the Fund’s normal investment activities and cash flows. During a time of economic volatility, the Fund may experience capital losses and unrealized depreciation in value of investments, the effect of which may be to reduce or eliminate capital gains distributions for a period of time. Even though the Fund may experience a current year loss, it may nonetheless distribute prior year capital gains.
The Fund may realize capital gains or losses when it sells securities, depending on whether the sales prices for the securities are higher or lower than purchase prices. The Fund distributes any net capital gains to shareholders as capital gain distributions at least annually. As in the case of dividends, with respect to Class A, Class Y and Class R6 Shares of the Fund, capital gain distributions are automatically reinvested in additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class AX Shares, previous instructions regarding reinvestment of capital gain distributions will continue to apply until such shareholder changes his or her instruction.
Reinvestment Plan
A convenient way for investors to accumulate additional Shares is by accepting dividends and distributions in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or distribution. Unless the shareholder instructs otherwise the reinvestment plan is automatic with respect to each Class A, Class Y and Class R6 Shares of the Fund. With respect to Class AX Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instruction. This instruction may be made by visiting our website at www.invesco.com/ us, by writing to Invesco Investment Services or by telephone by calling (800) 959-4246. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or distributions be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund at the next determined net asset value. See “Shareholder Services — Reinvestment Plan” in the Fund’s Statement of Additional Information.
54        Invesco Dynamic Credit Opportunity Fund

Obtaining Additional Information
More information may be obtained free of charge upon request. The SAI, a current version of which is on file with the SEC, contains more details about the Fund and is incorporated by reference into this prospectus (is legally a part of this prospectus). Annual and semi-annual reports to shareholders and Form N-CSR filed with the SEC contain additional information about the Fund’s investments. The Fund’s annual report also discusses the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. In Form N-CSR you will find the Fund's annual and semi-annual financial statements. The Fund also files its complete schedule of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year as an exhibit to its reports on Form N-PORT.
If you have questions about an Invesco Fund or your account, or you wish to obtain a free copy of the Fund’s current SAI, annual or semi-annual reports, financial statements or Form N-PORT, please contact us.

By Mail:	Invesco Investment Services, Inc. P.O. Box 219078 Kansas City, MO 64121-9078
By Telephone:	(800) 959-4246
On the Internet:	You can send us a request by e-mail or download prospectuses, SAIs, annual or semi-annual reports, or financial statements via our website: www.invesco.com/us
Reports and other information about the Fund are available on the EDGAR Database on the SEC's website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Invesco Dynamic Credit Opportunity Fund SEC 1940 Act file number: 811-23665

invesco.com/us	VK-CE-DCO-PRO-1

STATEMENT OF ADDITIONAL INFORMATION
Dated June 26, 2026
Invesco Dynamic Credit Opportunity Fund
This Statement of Additional Information (the SAI) relates to the Invesco Dynamic Credit Opportunity Fund (the Fund or the Trust), an organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company that is operated as an interval fund. The Fund offers four separate classes of shares as follows:
Fund	A	AX	Y	R6
Invesco Dynamic Credit Opportunity Fund	XCRTX	XAXCX	XCYOX	XCRRX
This SAI does not include all the information that a prospective investor should consider before purchasing Class A, Class Y or Class R6 Shares (collectively with the Fund’s Class AX Shares, which are not offered to new investors, the “Shares”) of the Fund. This SAI is not a Prospectus, and it should be read in conjunction with the Prospectus for the Fund dated June 26, 2026 (the “Prospectus”). The Fund was organized on November 1, 2021, for the purpose of acquiring the assets and liabilities of the predecessor fund (as defined below). Portions of the Fund’s financial statements are incorporated into this SAI by reference to the Fund’s most recent shareholder report for the fiscal year ended February 28, 2026. You may obtain, without charge, a copy of the Fund’s Prospectus and/or the shareholder report for the Fund (as defined) from an authorized dealer or by writing to:
Invesco Distributors Inc.
11 Greenway Plaza
Houston, Texas 77046-1173
or by calling (800) 959-4246
or on the Internet: www.invesco.com/us
You may also obtain a copy of the Fund’s Prospectus on the Securities and Exchange Commission’s website (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.
VK-CE-DCO-SOAI-1

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

i

GENERAL INFORMATION ABOUT THE FUND
The Fund was organized as a Delaware statutory trust on May 7, 2021 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company that is operated as an interval fund.
Simultaneous with the commencement of the Fund’s investment operations, upon the closing of the reorganization of Invesco Dynamic Credit Opportunities Fund (Predecessor Fund) into the Fund effective November 1, 2021 (the Reorganization), the Fund assumed the assets and liabilities of the Predecessor Fund, which had the same investment objectives and substantially the same principal investment strategies as the Fund, but operated as an exchange-traded closed-end management investment company. The Predecessor Fund was also managed by Invesco Advisers, Inc. All historical financial information and other information contained in this Statement of Additional Information (SAI) relating to the Fund (or any classes thereof) for periods ending on or prior to November 1, 2021 is that of the Predecessor Fund.
INVESTMENT OBJECTIVES AND POLICIES
The following disclosure supplements the disclosure set forth under the captions “Investment Objectives and Policies” and “Risks” in the Prospectus and does not, standing alone, present a complete or accurate explanation of the matters disclosed. Prospective investors should refer to the Prospectus for a complete presentation of the matters disclosed below.
The Fund’s primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation. The Fund cannot assure investors that it will achieve its investment objective and you could lose some or all of your investment.
The Fund seeks to achieve its investment objectives by dynamically allocating its assets across opportunities primarily presented by credit-related instruments of public and private issuers which operate in a variety of industries and geographic regions located throughout the world depending on current market conditions and the Fund’s outlook over time. The Fund borrows money for investment purposes which may create the opportunity for enhanced return, but also should be considered a speculative technique and may increase the Fund’s volatility.
Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in credit-related instruments and in derivatives that have economic characteristics and provide investment exposure similar to credit-related instruments. For purposes of the Fund’s 80% policy, credit-related instruments include, but are not limited to: (i) senior secured floating rate and fixed rate loans (“Senior Loans”), including loans originated directly or indirectly by the Fund; (ii) second lien, subordinated, mezzanine or unsecured floating rate and fixed rate loans; (iii) other fixed rate or floating rate debt obligations, including high-yield bonds; (iv) preferred securities; (v) structured products; and (vi) asset-based loans. Credit-related instruments include both public and private market issuances. “Structured products” include collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other structured finance or securitized obligations. “Asset-based loans” are loans by the Fund that are secured by specified assets of the relevant borrower, such as accounts receivable, inventory, equipment, intellectual property rights, royalties or securities or other financial assets. In these lending arrangements, the amount of credit available to a borrower is frequently determined by reference to a "borrowing base," which generally equals the aggregate value of the assets securing the loan that meet specified eligibility criteria multiplied by an advance rate The Fund’s asset based lending arrangements may include loans secured by royalties, equipment leasing, litigation finance, real assets, insurance solutions, and specialty finance solutions, among other assets. The Fund may invest in swaps, including credit default swaps, total return swaps, index swaps and interest rate swaps and forward foreign currency contracts.
Derivatives and other instruments that provide investment exposure to the investments that are subject to the 80% investment policy stated above and derivatives that provide investment exposure to one or more market risk factors associated with such investments may be included in the Fund’s 80% investment policy.

The Fund also may invest up to 20% of its total assets in equity securities (including common stocks, rights and warrants).
The Fund may originate Senior Loans and other loans directly with a borrower, or indirectly through investments in one or more wholly-owned subsidiaries of the Fund (each, a “Subsidiary”). The Fund may originate loans in order to obtain exposure to middle market loan transactions, which are lending arrangements provided to middle market companies that, due to their size, may not otherwise be able to obtain credit in the broadly syndicated bank loan market typically available to larger companies. Middle market lenders may include business development companies (BDCs,), finance companies, debt funds or mezzanine loan providers. located throughout the world. Such loans will generally be first or second lien loans. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations (“NRSROs”) to be below investment grade (or, in the case of unrated borrowers, determined by Invesco Advisers, Inc. ("Invesco" or the "Adviser"), one of the Fund's investment affiliated sub-advisers (the "Sub-Advisers"), Barings LLC ("Barings") or Baring International Investment Limited ("BIIL") (Invesco, the Sub-Advisers, Barings and BIIL are collectively referred to herein as the “Investment Managers”) to be comparable to borrowers rated below investment grade). The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade (or unrated but deemed to be of comparable quality), other than pursuant to any applicable law. Currently, the Fund participates in direct lending opportunities through its indirect wholly-owned subsidiary, Invesco Dynamic Credit Opportunities Loan Origination LLC (the “LLC”), a Delaware limited liability company. The Fund owns all beneficial and economic interests in the Invesco Dynamic Credit Opportunities Loan Origination Trust, a Massachusetts business trust (the “Loan Origination Trust”), which in turn owns all beneficial and economic interests in the LLC.
The Fund may also invest a portion of its assets indirectly through one or more other wholly-owned subsidiaries organized as a Delaware limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes (each, a “Blocker Subsidiary,” and together, the “Blocker Subsidiaries”). The Fund may employ a Blocker Subsidiary if it believes it is desirable to do so to comply with the requirements for qualification as a regulated investment company under the Internal Revenue Code of, as amended, such as in connection with equity interests in operating partnerships that may be received as a result of restructurings of its loan and other debt holdings.
The Fund may co-invest with certain other persons, including certain affiliates of the Investment Managers and certain funds managed and controlled by the Investment Managers and their respective affiliates, subject to certain terms and conditions outlined in Exemptive Orders granted to the Investment Managers by the SEC. The Fund may co-invest with such other persons in Senior Loans and other loans, including loans directly originated by the Fund and such other persons, all in accordance with the terms and conditions of the Exemptive Orders and related compliance policies.
The Fund may invest, without limitation, in loans and securities rated below investment grade (that is, rated Ba or lower by Moody’s or BB or lower by S&P), which are commonly referred to as “junk” securities. A credit rating is an assessment provided by a NRSRO of the creditworthiness of an issuer with respect to debt obligations, including specific loans or securities, money market instruments or other debts. Ratings are measured on a scale that generally ranges from AAA (highest) to D (lowest); ratings are subject to change without notice. The Fund may also invest in unrated loans and securities determined by the applicable Investment Manager to be of comparable quality to loans or securities rated below investment grade, each at the time of purchase. The Fund’s investments may be issued by non-stressed, stressed and distressed issuers, including issuers in bankruptcy. “Distressed issuers” generally refers to those issuers that are currently unable to service their debt and thus, have entered into default, bankruptcy or are likely to do so. “Stressed issuers” generally refers to those issuers that the market expects to be “distressed” in the near future. “Non-stressed issuers” are those issuers that generally are performing and currently not undergoing the same financial experiences as “stressed” issuers and “distressed” issuers. Credit-related instruments that are or become stressed or distressed generally trade at prices below par, thus creating opportunities for capital appreciation (or loss) as the values of such instruments change over time.

The Fund may invest in credit-related instruments of any maturity or duration, and the Fund will not be managed to target a specific maturity or duration. However, given the nature of the Fund’s portfolio, the Fund’s portfolio generally is expected to have a low average duration (generally, four years or less). “Maturity” is a certain date upon which a borrower is required to repay the outstanding principal amount of a debt obligation, along with any applicable interest. “Duration” is a measure of the price volatility of a security as a result of changes in market rates of interest, based on the weighted average timing of a security’s expected principal and interest payments.
From time to time, the Fund may also invest in short-term debt securities such as U.S. government securities, commercial paper and other money market instruments and cash equivalents.
Under normal market conditions, the Fund will not invest more than 20% of its total assets in obligations not making current interest and principal payments when due.
The Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid, including securities that are unregistered under the Securities Act of 1933, as amended, or are resalable only pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended.
The Fund will invest in obligations of U.S. and non-U.S. issuers and such obligations may be U.S. dollar denominated as well as non-U.S. dollar denominated. Under normal market conditions, the Fund expects to invest in issuers located anywhere in the world.
Temporary Defensive Strategies
The Fund may invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies for temporary defensive purposes in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objectives.
Involuntary Repurchases and Mandatory Redemptions
The Fund, consistent with the requirements of the Fund’s Agreement and Declaration of Trust, the provisions of the 1940 Act and rules thereunder, including Rule 23c-2, has the right to repurchase or redeem Shares of a Shareholder or any person acquiring Shares from or through a Shareholder under certain circumstances.
INVESTMENT RESTRICTIONS
Fundamental Restrictions. The Fund is subject to the following investment restrictions, which may be changed only by a vote of the Fund’s outstanding Shares. Fundamental restrictions may be changed only by a vote of the lesser of (i) 67% or more of the Fund’s Shares present at a meeting if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy, or (ii) more than 50% of the Fund’s outstanding Shares. Any investment restriction that involves a maximum or minimum percentage of securities or assets (other than with respect to borrowing (and the issuance of senior securities) shall not be considered to be violated unless an excess over or a deficiency under the percentage occurs immediately after, and is caused by, an acquisition or disposition of securities or utilization of assets by the Fund.
1. The Fund is a “diversified company” as defined in the 1940 Act. The Fund will not purchase the securities of any issuer if, as a result, the Fund would fail to be a diversified company within the meaning of the 1940 Act, and the rules and regulations promulgated thereunder, as such statute, rules and regulations are amended from time to time or are interpreted from time to time by the SEC staff (collectively, the "1940 Act Laws and Interpretations") or except to the extent that the Fund may be permitted to do so by exemptive order or similar relief (collectively, with the 1940 Act Laws and Interpretations, the "1940 Act Laws, Interpretations and Exemptions"). In complying with this restriction, however, the Fund may purchase securities of other investment companies to the extent permitted by the 1940 Act Laws, Interpretations and Exemptions.
2. The Fund may not borrow money or issue senior securities, except as permitted by the 1940 Act, and the rules and regulations promulgated thereunder, as such statute, rules and regulations are amended from time to time or are interpreted from time to time by the SEC staff (collectively, the “1940 Act Laws and

Interpretations”) or except to the extent that the Fund may be permitted to do so by exemptive order or similar relief (collectively, with the 1940 Act Laws and Interpretations, the “1940 Act Laws, Interpretations, and Exemptions”).
3. The Fund may not underwrite the securities of other issuers. This restriction does not prevent the Fund from engaging in transactions involving the acquisition, disposition or resale of its portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act of 1933, as amended (the “1933 Act”).
4. The Fund will not make investments that will result in the concentration (as that term may be defined or interpreted by the 1940 Act Laws, Interpretations and Exemptions) of its investments in the securities of issuers primarily engaged in the same industry. This restriction does not limit the Fund’s investments in (i) obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, (ii) tax-exempt obligations issued by governments or political subdivisions of governments. In complying with this restriction, the Fund will not consider a bank-issued guaranty or financial guaranty insurance as a separate security.
5. The Fund may not purchase real estate or sell real estate unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent the Fund from investing in issuers that invest, deal, or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.
6. The Fund may not purchase or sell physical commodities except to the extent permitted by the 1940 Act or other governing statute, by the rules thereunder, or by the SEC or other regulatory agency with authority over the Fund.
7. The Fund may not make loans of money or property to any person, except (a) to the extent that securities or interests in which the Fund may invest, or which the Fund may originate, are considered to be loans, (b) through the loan of portfolio securities, (c) by engaging in repurchase agreements or (d) as may otherwise be permitted by the 1940 Act Laws, Interpretations, and Exemptions.
8. The Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies and restrictions as the Fund.
In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day. The Fund will comply with the requirements of Rule 23c-3 of the 1940 Act in computing the Fund’s NAV when making repurchase offers.
The investment restrictions set forth above provide the Fund with the ability to operate under new interpretations of the 1940 Act or pursuant to exemptive relief from the SEC without receiving prior shareholder approval of the change. Even though the Fund has this flexibility, the Board has adopted non-fundamental restrictions for the Fund relating to certain of these restrictions which Invesco and, when applicable, the Sub-Advisers must follow in managing the Fund. Any changes to these non-fundamental restrictions, which are set forth below, require the approval of the Board.
For purposes of the Fund’s industry concentration policy above, the Adviser may analyze the characteristics of any particular investment and may assign an industry or sub-industry classification consistent with those characteristics. The Adviser may, but need not, consider industry or sub-industry classifications provided by third parties (such the Global Industry Classification Standard (GICS®), the North American Industry Classification System (NAICS), or the Bloomberg Industry Classification System (BICS)) when classifying investments for purposes of the Fund’s concentration policy. The Fund may use other classification titles, standards and systems from time to time, as determined in the Adviser’s discretion.

Non-Fundamental Restrictions. Non-fundamental restrictions may be changed for the Fund without shareholder approval.
1. In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
2. In complying with the fundamental restriction regarding investing in physical commodities, the Fund does not consider currencies or other financial commodities or contracts and financial instruments to be physical commodities (which include, for example, oil, precious metals and grains). Accordingly, the Fund will interpret the fundamental restriction and the related non-fundamental restriction to permit the Fund, subject to the Fund’s investment objectives and general investment policies (as stated in the Fund’s Prospectus and herein), to invest directly in foreign currencies and other financial commodities and to purchase, sell or enter into commodity futures contracts and options thereon, foreign currency forward contracts, foreign currency options, currency-, commodity- and financial instrument-related swap agreements, hybrid instruments, interest rate or securities- related or foreign currency-related hedging instruments or other currency-, commodity- or financial instrument- related derivatives, subject to compliance with any applicable provisions of the federal securities or commodities laws. The Fund also will interpret the fundamental restriction regarding the purchase and sale of physical commodities and their related non-fundamental restriction to permit the Fund to invest in exchange- traded funds (“ETFs”), registered investment companies and other pooled investment vehicles that invest in physical and/or financial commodities, subject to the limits described in the Fund’s prospectuses and herein.
3. Under normal market conditions, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in credit-related instruments.
For purposes of the foregoing, “assets” means net assets, plus the amount of any borrowings for investment purposes. Derivatives and other instruments that provide investment exposure to the investments that are subject to the 80% investment policy stated above and derivatives that provide investment exposure to one or more market risk factors associated with such investments may be counted toward the Fund’s 80% policy. The Fund’s 80% investment policy applies at the time of investment and is subject to periodic evaluation thereafter. To the extent the Fund’s 80% investment policy is no longer met at the time of a periodic evaluation and cannot be rectified within a certain time period prescribed by applicable 1940 Act Laws, Interpretations and Exemptions, the Fund may be required to sell an investment. The Fund will provide written notice to its shareholders prior to any change to this policy, as required by the 1940 Act Laws, Interpretations and Exemptions.
Unless a Fund’s prospectus or this SAI states that a percentage limitation or fundamental or non-fundamental restriction applies on an ongoing basis or is subject to periodic evaluation, it applies only at the time a Fund makes an investment. That means a Fund is not required to sell securities to meet the percentage limits or investment restrictions if the value of the investment increases in proportion to the size of a Fund. Percentage limits on borrowing, and illiquid investments and compliance with a Fund’s 80% policy described in its prospectus, apply on an ongoing basis. It is the intention of the Fund, unless otherwise indicated, that with respect to the Fund’s policies that are a result of application of law, the Fund will take advantage of the flexibility provided by rules or interpretations of the SEC currently in existence or promulgated in the future, or changes to such laws.
PORTFOLIO COMPOSITION AND OTHER INFORMATION
The following information supplements the discussion of the Fund’s investment objectives, policies, and strategies that are described in the Prospectus.
Senior Loans. Senior Loans are generally negotiated between a borrower and several lenders represented by one or more lenders acting as agent of all the lenders. The agent is responsible for negotiating the loan agreement that establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent is paid a fee by the borrower for its services.

The agent generally is required to administer and manage the Senior Loan on behalf of other lenders. When evaluating Senior Loans, the Investment Managers may consider, and may rely in part on, analysis performed by the agent and other lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing the Senior Loans. As to collateralized Senior Loans, the agent usually is required to monitor the collateral. The agent may rely on independent appraisals of specific collateral. The agent need not, however, obtain an independent appraisal of assets pledged as collateral in all cases. The agent generally is also responsible for determining that the lenders have obtained a perfected security interest in the collateral securing a Senior Loan.
The Fund normally relies on the agent to collect principal of and interest on a Senior Loan. Furthermore, the Fund also relies in part on the agent to monitor compliance by the borrower with the restrictive covenants in the loan agreement and to notify the Fund (or the lender from whom the Fund has purchased a Participation (as defined below)) of any adverse change in the borrower’s financial condition. The Fund will not purchase interests in Senior Loans unless the agent, lender and any other person positioned between the Fund and the borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the agent or other persons positioned between the Fund and the borrower could result in losses for the Fund.
The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by borrowers include three primary types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to lenders when a Senior Loan is originated. Commitment fees are paid to lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a borrower prepays a Senior Loan. The Fund receives these fees directly from the borrower if the Fund is an original lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment (as defined below). Whether the Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation (as defined below), depends on negotiations between the Fund and the lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee to the lender selling the Assignment, or to forgo a portion of interest and fees payable to the Fund. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees that the Fund is entitled to.
The Fund may have obligations under a loan agreement, including the obligation to make additional loans in certain circumstances.
Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as the Secured Overnight Financing Rate ("SOFR"). For example, if SOFR were 3% and the borrower was paying a fixed spread of 2.50%, the total interest rate paid by the borrower would be 5.50%.
Although a base rate such as SOFR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. A single loan may have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a senior loan typically does not change.
In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.
Types of Senior Loan Investments. The Fund may act as one of a group of lenders originating a Senior Loan (an “Original Lender”), may purchase assignments or novations (“Assignments”) of portions of Senior

Loans from third parties and may invest in participations (“Participations”) in Senior Loans. Senior Loans also include certain senior debt obligations that are in the form of notes rather than Loan Agreements and certain structured products with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such products. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans. The Fund may also gain exposure to loans indirectly using certain derivative instruments, which is discussed elsewhere in this SAI.
Original Lender. When the Fund acts as an Original Lender, it may participate in structuring the Senior Loan. The Fund can invest in loans, generally “at par” (a price for the loan equal approximately to 100% of the funded principal amount of the loan, minus any original issue discount) as an original lender. When the Fund is an original lender, it is entitled to receive a return at the full interest rate for the loan. When the Fund is an original lender, it will have a direct contractual relationship with the borrower and will have direct recourse against the borrower in the event the borrower fails to pay scheduled principal or interest. Lenders typically also have full voting and consent rights under the applicable loan agreement. Action subject to lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the borrower, frequently require the unanimous vote or consent of all lenders affected.
Assignments. The Fund may also purchase a loan by Assignment. When the Fund purchases a loan by Assignment, it typically succeeds to whatever rights and obligations the assigning lender had under the loan agreement and becomes a “lender” under the loan agreement, entitled to the same rights (including, but not limited to, enforcement or set-off rights) that are available to lenders generally. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning lender.
Participation Interests. These investments represent an undivided, indirect interest in a loan obligation of a borrower. They are typically purchased from banks or dealers that have made the loan, or are members of the loan syndicate. The participation seller remains as lender of record, and continues to face the borrower, the agent, and the other parties to the loan agreement, while the Fund generally acquires beneficial ownership of the loan. Participation interests are subject to the ongoing counterparty risk of the participation seller as well as the credit risk of the borrower. An investment in a loan participation will be considered to be an investment in the securities or obligations of the issuer of the loan to which the participation relates.
While the Fund expects to have access to financial and other information regarding the borrower that has been made available to the lenders under a loan, it may not have such information in connection with participation interests and certain loan assignments. Additionally, the amount of public information available with respect to loans generally will be less extensive than what is available for exchange-listed or otherwise registered securities.
Participation interests involve risks for the Fund. Participation interests are primarily dependent upon the creditworthiness of the borrower, which is obligated to make payments of principal and interest on the loan. In buying a participation interest, however, the Fund assumes both the credit risk of the borrower and the counterparty risk of the Lender selling the participation interest. As with an assignment or a loan originated by the Fund, there is a risk that a borrower may have difficulty making payments. If a borrower fails to pay scheduled interest or principal payments, the Fund’s income may be reduced and the value of the investment in the participation interest might also decline. Further, the seller of the participation interest will have no obligation to the Fund other than to pay the Fund the proportionate amount of the principal and interest payments it receives from the borrower. In addition, if the seller of the participation interest fails to perform its obligations, purchasers might incur costs and delays in realizing payment and suffer a loss of principal and/ or interest, including in cases where the borrower may have performed its obligation to the Lender that issued the participation (e.g., if the participation seller fails to pass along to the Fund payments received from the borrower). Although most participation interests purchased by the Fund are structured to cause the Fund to become beneficial owner of the relevant loans, and therefore avoid this outcome, if a Lender that sells the Fund a participation interest becomes insolvent, the Fund may be treated as a general creditor of the Lender.

As a general creditor, the Fund will have to share the proceeds of the loan with any other creditors of the Lender. The Fund will acquire a participation interest only if the investment adviser determines that the Lender (or other intermediary Participant) selling the participation interest is creditworthy.
The Fund’s rights under a participation interest with respect to a particular loan may be more limited than the rights of original Lenders or of investors who acquire an assignment of that loan. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the participation interest and only when the Lender receives the payments from the borrower. In purchasing participation interests, the Fund will usually have a contractual relationship only with the selling institution and not the underlying borrower. The Fund generally will have no right directly to enforce compliance by the borrower with the terms of the related loan agreement, nor will the Fund necessarily have the right to object to certain changes to the loan agreement agreed to by the selling institution.
If the Fund buys a participation interest in a loan, the Fund may be subject to any rights of set-off the borrower has against the selling institution (although recourse to the selling institution may be available in the event of any such set-off). In the event of bankruptcy or insolvency of the borrower, the obligation of the borrower to repay the loan may be subject to certain defenses that can be asserted by the borrower as a result of any improper conduct of the Lender selling the participation (although recourse to the Lender may be available). As a result, the Fund may be subject to delays, expenses and risks that are greater than those that exist when the Fund is an original Lender or assignee, and therefore a participation may be relatively illiquid as compared to a direct investment in a loan because of a smaller universe of investors who are willing to assume these additional risks present in a participation.
Investments in Pooled Investment Entities that Invest in Loans. The Fund can also buy interests in trusts and other pooled entities (including other investment companies) that invest primarily or exclusively in loan obligations, including entities sponsored or advised by the Adviser or an affiliate. The Fund will be subject to the pooled entity’s credit risks as well as the credit risks of the underlying loans. The loans underlying these investments may include loans to foreign or U.S. borrowers, may be collateralized or uncollateralized and may be rated investment grade or below investment-grade or may be unrated. These investments are subject to the risk of default by the borrower, interest rate and prepayment risk, as well as credit risks of the pooled entity that holds the loan obligations.
Highly Leveraged Transactions and Insolvent Borrowers. The Fund can invest in loans made in connection with highly leveraged transactions. These transactions may include operating loans, leveraged buyout loans, leveraged capitalization loans and other types of acquisition financing. Those loans are subject to greater credit risks than other loans. Highly leveraged loans and loans in default also may be less liquid than other loans. If the Fund voluntarily or involuntarily sold those types of loans, it might not receive the full value it expected.
The Fund can also invest in loans of borrowers that are experiencing, or are likely to experience, financial difficulty. In addition, the Fund can invest in loans of borrowers that have filed for bankruptcy protection or that have had involuntary bankruptcy petitions filed against them by creditors. Various laws enacted for the protection of debtors may apply to loans. A bankruptcy proceeding against a borrower could delay or limit the ability of the Fund to collect the principal and interest payments on that borrower’s loans. If a lawsuit is brought by creditors of a borrower under a loan, a court or a trustee in bankruptcy could take certain actions that would be adverse to the Fund. For example:
Other creditors might convince the court to set aside a loan or the collateralization of the loan as a “fraudulent conveyance” or “preferential transfer.” In that event, the court could recover from the Fund the interest and principal payments that the borrower made before becoming insolvent. There can be no assurance that the Fund would be able to prevent that recapture.
A bankruptcy court may restructure the payment obligations under the loan so as to reduce the amount to which the Fund would be entitled.
The court might discharge the amount of the loan that exceeds the value of the collateral or assets to which the lenders have recourse.

The court could subordinate the Fund’s rights to the rights of other creditors of the borrower under applicable law.
Companies involved in significant restructuring tend to be subject to increased litigation risk, including for investors in these companies, such as the Fund. Expenses of asserting, or defending against, claims in connection with such restructurings are generally directly or indirectly borne by the Fund. See also “Litigation Risk” herein.
Delayed Draw Loans. There may be obligations under a loan agreement to make disbursements of loans after the initial disbursement in certain circumstances, for example if the loan was partially “unfunded” at the time the Fund invested or if there otherwise is an ongoing commitment from the lenders to disburse further loans.
General risks associated with loans:
The use by the Fund of loans involves special considerations and risks, as described below:
Fees. The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in loans. Borrowers typically pay three kinds of fees to lenders: facility fees (which may be structured as original issue discount) when a loan is originated; commitment fees on an ongoing basis based on the unused portion of a loan commitment; and prepayment penalties when a borrower prepays a loan.
The Fund receives these fees directly from the borrower if the Fund is an original lender or, in the case of commitment fees and prepayment penalties, if the Fund acquires an assignment. Whether the Fund receives a facility fee in the case of an assignment or participation interest depends on negotiations between the Fund and the lender selling the interests.
When the Fund buys an assignment or a participation, it may be required to pay a fee, or cede a portion of the interest and fees that accrued prior to settlement of the assignment, to the lender selling the assignment or the participant. Occasionally, the selling lender pays a fee to the assignee or the participant. If the Fund assigns a loan or sells a participation, it may be required to pass along to a buyer a portion of any interest and fees that the Fund would otherwise be entitled to. In addition, in the case of an assignment, the Fund may be required to pay a transfer fee to the lending agent. If the Fund sells a participation Interest, the Fund may be required to pay a transfer fee to the lender that holds the nominal interest in the loan.
Delayed Settlement. Compared to securities and to certain other types of financial assets, purchases, and sales of loans, including via participation, take relatively longer to settle. This is partly due to the nature of loans, which require a written assignment agreement and various ancillary documents for each transfer, and frequently require discretionary consents from both the borrower and the administrative agent. In addition, dealers frequently insist on matching their purchases and sales, which can lead to delays in the Fund’s settlement of a purchase or sale in circumstances where the dealer’s corresponding transaction with another party is delayed. Dealers will also sometimes sell loans short, and hold their trades open for an indefinite period while waiting for a price movement or looking for inventory to purchase.
This extended settlement process can (i) increase the counterparty credit risk borne by the Fund; (ii) leave the Fund unable to timely vote, or otherwise act with respect to, loans it has agreed to purchase; (iii) delay the Fund from realizing the proceeds of a sale of a loan; (iv) inhibit the Fund’s ability to re-sell a loan that it has agreed to purchase if conditions change (leaving the Fund more exposed to price fluctuations); (v) prevent the Fund from timely collecting principal and interest payments; and (vi) expose the Fund to adverse tax or regulatory consequences.
The Loan Syndications and Trading Association (LSTA) has promulgated a “delay compensation” provision in its standard loan documentation that mitigates the direct risk of permanently losing interest payments as a result of delayed settlement by causing interest to begin to accrue for the buyer’s account after the seventh business day following the trade date (for distressed trades, the twentieth business day). However, this does not mitigate the other risks of delayed settlement. In addition, the mechanism itself can result in opportunistic behavior: A seller, having locked in its trade, might delay closing for seven business days in order to maximize its interest collections, even if it could have closed earlier, while a buyer may no longer feel any pressure to close at all, since interest is accruing for its benefit, and may choose to use its cash elsewhere. The LSTA has further attempted to put an outer limit on long, unjustified settlement delays by promulgating “buy-in/sell-out” provisions that allow a party to enter into a “cover” trade if the other party refuses to close. However, these provisions are complicated, time-consuming, and little-used, and are in any event not triggered until the fifteenth business day after the trade date (for distressed trades, the fiftieth business day). To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments or temporarily borrow from banks or other lenders.
Interest Rate Benchmarks for Floating Rate Loans. The loans in which the Fund may invest typically have floating or adjustable interest rates. For that reason, the Adviser expects that when interest rates change, the values of these floating rate loans will fluctuate less than the values of fixed-rate debt securities, and that the net asset values of the Fund’s shares will fluctuate less than the shares of funds that invest mainly in fixed- rate debt obligations. However, the interest rates of some floating rate loans adjust only periodically. Between the times that interest rates on floating rate loans adjust, the interest rates on those floating rate loans may not correlate to prevailing interest rates. That will affect the value of the loans and may cause the net asset values of the Fund’s shares to fluctuate.
The applicable rate is defined in the loan agreement. Borrowers tend to select the base lending rate that results in the lowest interest cost, and the benchmark selected by a borrower for its loans may change from time to time (but the benchmark selected for a particular loan will remain the same for the life of that loan). If the benchmark interest rate on a floating rate loan changes, the rate payable to lenders under the floating rate loan will, in turn, change at the next scheduled adjustment date. If the benchmark rate increases, the Fund would earn interest at a higher rate on that floating rate loan after the next scheduled adjustment date. If the benchmark rate decreases, the Fund would earn interest at a lower rate on that floating rate loan after the next scheduled adjustment date.
The Fund may use interest rate swap agreements and other hedging practices to mitigate fluctuations in value when the interest rate under the loan is periodically reset. The Fund may invest in loans having a fixed rate of interest; however, it is unlikely to do so because fixed rate loans are uncommon in the loan market generally.
Interest rates on floating rate loans adjust periodically based on a benchmark rate plus a premium or spread over the benchmark rate. The benchmark rate usually is the Prime Rate, the Federal Reserve federal funds rate, Secured Overnight Financing Rate (SOFR) (or, previously London Interbank Offered Rate (LIBOR)) or other base lending rates used by commercial lenders (each as defined in the applicable loan agreement).
The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank’s lowest available rate.
The Federal Reserve federal funds rate is the rate that the Federal Reserve Bank charges member banks for borrowing money.
SOFR is a benchmark interest rate for dollar-denominated loans that generally replaced LIBOR effective July 1, 2023, and is calculated using data from overnight Treasury repurchase market activity (Treasuries loaned or borrowed overnight). SOFR is published every business day by the U.S. Federal Reserve Bank of New York. The interest rate on SOFR based loans may reset daily, monthly or quarterly, or may be computed for a monthly or quarterly period on the basis of an average of daily SOFR observed over that monthly or quarterly period.
The interest rate on SOFR-based loans may reset daily, monthly or quarterly, or may be computed for a monthly or quarterly period on the basis of an average of daily SOFR observed over that monthly or quarterly period. Quarterly interest periods are most common for floating rate loans in which the Fund invests. Certain floating or variable rate loans may permit the borrower to select an interest rate reset period of up to one year (although interest periods longer than six months will often require lender consent). Investing in loans with longer interest rate reset periods or fixed interest rates may increase fluctuations in the Fund’s net asset value as a result of changes in market interest rates: falling short-term floating interest rates tend to decrease the income payable to the Fund on its floating rate loan investments, and rising short-term floating interest rates tend to increase that income. However, the Fund may attempt to hedge its fixed rate loans against interest rate fluctuations by entering into interest rate swaps or total return swap transactions. Nevertheless, changes in interest rates can affect the value of the Fund’s floating rate loans, especially if rates change sharply in a short period, because the resets of the interest rates on the underlying portfolio of floating rate loans occur periodically and will not all happen simultaneously with changes in prevailing rates.
In addition, in market conditions where short term interest rates are particularly low, certain floating rate loans may be issued with a feature that prevents the relevant benchmark rate from adjusting below a specified minimum level. This is achieved by defining a “floor” to the benchmark rate, so that if downward market movements of the benchmark rate would, absent this feature, cause the benchmark rate to fall below the floor, with this feature, the benchmark rates of these floating rate loans become fixed at the applicable minimum floor level until short term interest rates (and therefore the benchmark rate) rise above that level. Although this feature is intended to result in these floating rate loans yielding more than they otherwise would when short term interest rates are low, the feature might also result in the secondary market prices of these floating rate loans becoming more sensitive to changes in interest rates should short term interest rates rise.
Credit Quality Standards for Loans. Debt securities rated below “BBB-” by S&P or “Baa3” by Moody’s are commonly referred to as “high risk” securities or, in the case of bonds, “junk bonds.” Loans rated “B” are below investment grade and are regarded by rating organizations as predominantly speculative with respect to the borrower’s ability to repay interest and principal when due over a long period. The Fund may invest in loans that are rated both investment grade and below-investment grade by rating organizations. An appendix to the Fund’s Statement of Additional Information includes the definitions of the rating categories of the principal rating organizations. Many loans are not rated by rating organizations. The lack of a rating does not necessarily imply that a loan is of lesser investment quality.
Limited Public Information. While the Fund expects to have access to financial and other information regarding the borrower that has been made available to the lenders under a loan, it may not have such information in connection with participation interests and certain loan assignments. Additionally, the amount of public information available with respect to loans generally will be less extensive than what is available for exchange-listed or otherwise registered securities.
Potential Material Non-Public Information. In certain cases, the Fund’s Adviser or Sub-Adviser may receive material, non-public information regarding loans, and its ability to trade in such loans for the account of the Fund could potentially be limited by its possession of such information. Such limitations on the Fund’s Adviser or Sub-Adviser’s ability to trade could have an adverse effect on the Fund by, for example, preventing the Fund from selling a loan that is experiencing a material decline in value. In some instances, these trading restrictions could continue in effect for a substantial period of time.
Prepayment. Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity. Notwithstanding their stated maturity, loans may be prepaid prior to their stated terms for reasons including, but not limited to, high market demand for loans, refinancing by the borrower, mandatory prepayment requirements or desire of the borrower to repay outstanding debt. If a borrower prepays a loan, the proceeds will have to be reinvested in other loans or financial assets that may pay lower rates of return.
The reinvestment by the Fund of the proceeds of prepaid loans could result in a reduction of income to the Fund in falling interest rate environments. Prepayment penalty fees that may be assessed in some cases may help offset the loss of income to the Fund in those cases.
Subordination. Senior loans typically hold the most senior position in a borrower’s capital structure. They may include loans that hold the most senior position alone, loans that hold an equal ranking with other senior debt, or loans that are, in the judgment of the Adviser, in the category of senior debt of the borrower. Borrowers typically are required contractually to pay the holders of senior loans before they pay the holders of subordinated debt and preferred or common shareholders and give the holders of senior secured loans a claim on some or all of the borrower’s assets that is senior to that of subordinated debt, preferred stock and common stock of the borrower in the event that the borrower defaults or becomes bankrupt. Lenders obtain priority liens that typically provide the first right to cash flows or proceeds from the sale of a borrower’s collateral, if any, if the borrower becomes insolvent. That right is subject to the limitations of bankruptcy law, which may provide higher priority to certain other claims such as, for example, employee salaries, employee pensions and taxes. Senior loans are subject to the risk that a court could subordinate a senior loan to presently existing or future indebtedness or take other action detrimental to the holders of senior loans.
That senior position in the borrower’s capital structure typically gives the holders of senior loans a claim on some or all of the borrower’s assets that is senior to that of subordinated debt, preferred stock and common stock of the borrower in the event that the borrower defaults or becomes bankrupt. This means in the event the assets of the borrower are insufficient in value to satisfy all its creditors, senior debt will be satisfied in priority to debt that is subordinate to senior debt.
Lien Position. Loans that are collateralized may have multiple lenders or other creditors that take different lien positions. This means that if the borrower defaults on its obligations under the loan and the loan creditors enforce their security interest or if the borrower becomes bankrupt, the secured claims of the creditors in the first lien position will be satisfied prior to the secured claims of the creditors in the second lien position. While second lien loan positions generally are subject to similar risks as those associated with investments in first lien loan positions, second lien loan positions have the additional risk that if the borrower defaults on its obligations under the loan and the loan creditors enforce their security interest or if the borrower becomes bankrupt, the secured claims of the creditors in the first lien position will be satisfied prior to the secured claims of the creditors in the second lien position. If the cash flow and assets of the borrower are insufficient to satisfy both the first lien loans and the second lien loans in full, the creditors in the second lien position may not be satisfied in full. Intercreditor arrangements that are often present where a loan has first and second lien positions typically include ‘standstill’ provisions whereby the enforcement rights of second lien creditors are restricted in favor of the first lien creditors’ rights and give the first lien creditors the right to accept or reject any restructuring plans in the event of the default or insolvency of the borrower. If a loan has first and second lien positions, typically the Fund will invest in the first lien position; however, it may invest in the second lien position. Second lien positions generally pay a higher margin than first lien positions to compensate second lien creditors for the greater risk they assume.
Collateral. Loans, like other debt obligations, are subject to the risk of the borrower’s non-payment of scheduled interest and/or principal. While certain of the Fund’s investments in loans may be secured by collateral that the Adviser or Sub-Adviser believes to be equal to or in excess of the principal amount of the loan at the time of investment, there can be no assurance that the liquidation of such collateral, if any, would satisfy the borrower’s obligations in the event of non-payment of scheduled interest or principal payments, or that the collateral could be readily liquidated. In the event of a borrower’s bankruptcy, the Fund could experience delays or limitations in its ability to realize the benefits of collateral securing a loan.
For the loans in which the Fund invests that are secured by collateral, that collateral may include the borrower’s tangible assets, such as cash, accounts receivable, inventory, real estate, buildings, and equipment, common and/or preferred stock of subsidiaries, and intangible assets including trademarks, copyrights, patent rights and franchise value. The Fund may also receive guarantees or other credit support as a form of security. A loan agreement may or may not require the borrower to pledge additional collateral to secure a loan if the value of the initial collateral declines, or if additional assets are acquired by the borrower. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of those assets would satisfy in full a borrower’s obligations under a loan. A borrower’s subsidiaries, affiliates, shareholders, or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. However, the value of the collateral may decline after the Fund invests in the loan, particularly if the collateral consists of equity securities of the borrower or its subsidiaries or affiliates. If the collateral consists of stock of the borrower or its subsidiaries or affiliates, the stock may lose all of its value in the event of a bankruptcy, which would leave the Fund exposed to greater potential loss.

If a borrower defaults, insolvency laws may limit the Fund’s access to the collateral, or the lenders may be unable to liquidate the collateral. A bankruptcy court might find that the lenders’ security interest or their enforcement of their security under the loan to be invalid, or a bankruptcy court may require the borrower to use the collateral to pay other outstanding obligations prior to satisfying the lenders in full. If the collateral consists of stock of the borrower or its subsidiaries, the stock may lose all of its value in the event of a bankruptcy, which would leave the Fund exposed to greater potential loss. In addition, in the event of a borrower default on a collateralized loan, the Fund may receive assets other than cash or securities in full or partial satisfaction of the borrower’s obligation under the loan. Those assets may be illiquid, and the Fund might not be able to realize the benefit of the assets for legal, practical or other reasons. The Fund might hold those assets until the Adviser determines it is appropriate to dispose of them. If the collateral becomes illiquid or loses some or all of its value, the collateral may not be sufficient in value to compensate the Fund in full in the event of a default of scheduled interest or principal payments.
The Fund can invest in loans that are not secured by any specific collateral of the borrower. If the borrower is unable to pay interest or defaults in the payment of principal, there will be no collateral on which the Fund can foreclose. Therefore, these loans present greater risks than collateralized loans because the recourse of the Fund to the borrower’s assets in the case of a default would be as a general unsecured creditor. The Fund applies the same investment and credit standards to unsecured loans as to secured loans, except for collateral requirements.
Generally, the agent for a particular loan is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral in the event of the borrower’s default. In reliance upon the opinions of their legal counsel, agents generally are also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing loans, if any. However, the agent will usually only be liable for its gross negligence or willful misconduct, and not for ordinary negligence. In certain circumstances, the loan agreement may authorize the agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the lenders. Financial difficulties of agents can also pose a risk to the Fund. If an agent for a particular loan becomes insolvent, the Fund could incur losses in connection with its investment in that loan. An agent could declare bankruptcy, and a regulatory authority could appoint a receiver or conservator. Should this occur, the assets that the agent holds under the loan agreement, if any, should continue to be available to the lenders, including the Fund. A regulator or a court, however, might determine that any such assets are subject to the claims of the agent’s general or secured creditors. If that occurs, the Fund might incur costs and delays in realizing final payment on a loan, or the Fund might suffer a loss of principal or interest. The Fund may be subject to similar risks when it buys a participation interest in a loan. Most participations purchased by the Fund are structured to be “true sales” of the underlying loan, in which case the loan should not be included in the bankruptcy estate of the participation seller. However, a court might determine that the participation was not in fact a “true sale,” in which case the Fund would be a general unsecured creditor of the participation seller.
The Fund may also invest in loans that are not secured by collateral. Unsecured loans involve additional risk because the lenders are general unsecured creditors of the borrower and any secured creditors may have prior rights of recourse to the assets of the borrower, and the assets of the borrower may be insufficient to satisfy in full all obligations owed to its creditors.
Borrower Covenants and Lender Rights. Loan agreements historically have had contractual terms designed to protect lenders, which often include restrictive covenants that limit the activities of the borrower. A restrictive covenant is a promise by the borrower not to take certain actions that might impair the rights of lenders. Those covenants typically require the scheduled payment of interest and principal and may include restrictions on dividend payments and other distributions to the borrower’s shareholders, provisions requiring the borrower to maintain specific financial ratios or relationships and limits on the borrower’s total debt. In addition, a covenant may require the borrower to prepay the loan or debt obligation with any excess cash flow, proceeds of asset sales or casualty insurance, or other available cash. A breach of a covenant (after the expiration of any cure period) in a loan agreement that is not waived by the agent and the lenders normally is an event of default, permitting acceleration of the loan. This means that the agent has the right to demand immediate repayment in full of the outstanding loan. If a lender accelerates the repayment of a loan because of the borrower’s violation of a restrictive covenant under the loan agreement, the borrower might default in payment of the loan. If a loan is not paid when due, or if upon acceleration of a loan, the borrower fails to repay principal and accrued (but unpaid) interest in full, this failure may result in a reduction in value of the loan (and possibly the Fund’s net asset value).
Lenders historically have had certain voting and consent rights under a loan agreement. Action subject to a lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of a loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a loan, or releasing collateral for the loan, frequently requires the unanimous vote or consent of all lenders affected.
If the Fund is not a direct lender under the loan because it has invested via a participation, derivative or other indirect means, the Fund may not be entitled to exercise some or all of the lender rights described in this section.
Over time, the customary terms of loans have evolved such that they are no longer accompanied by the various restrictive covenants that historically accompanied most loans and that were in favor of the investor. Newly originated loans (including reissuances and restructured loans) in which the Fund may invest have varied terms and conditions, but generally contain few or no financial maintenance covenants (sometimes referred to as “covenant lite”). Financial maintenance covenants are those that require a borrower to maintain certain financial metrics during the life of the loan, such as maintaining certain levels of cash flow or limiting leverage. In the event of financial deterioration on the part of the borrower, these covenants are included to permit the lenders to renegotiate the terms of the loan, such as increasing the borrowing costs to the borrower, or to take other actions which would improve the position of the lender. Accordingly, the Fund may experience difficulty or delays in enforcing its rights on its holdings of loans, which may result in losses to the Fund, especially during a downturn in the credit cycle. Although loans may contain few or no financial maintenance covenants, information necessary to monitor a borrower’s financial performance may be available without covenants to lenders and the public alike and can be used to detect such early warning signs as deterioration of a borrower’s financial condition or results. When such information is available, the Adviser will seek to take appropriate action without the help of covenants in the loans.
Limited Secondary Market for Loans. Due to restrictions on transfers in loan agreements and the nature of the private syndication of loans, some loans are not as easily purchased or sold as publicly-traded securities. If there is no active secondary market for a loan, it may be more difficult to sell the interests in such a loan at a price that is acceptable or to even obtain pricing information. Further, some loans, loan participations and assignments may not be rated by major rating agencies. As a result, some loans are illiquid, which means that the Fund may be limited in its ability to sell those loans at an acceptable price when it wants to in order to generate cash, avoid losses or to meet repurchase requests. The market for illiquid financial assets is more volatile than the market for liquid securities and it may be more difficult to value the Fund’s investments.
Possible Limited Legal Recourse. Investments in loans, loan participations and assignments present the possibility that a Fund could be held liable as a co-lender under emerging legal theories of lender liability. In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.
Possible Limited Availability of Loans. Direct investments in loans and, to a lesser degree, investments in participation interests in or assignments of loans may be limited. The limited availability may be due to a number of factors. Direct lenders may allocate only a small number of loans to new investors, including the Fund. There may be fewer loans available for investment that meet the Fund’s credit standards, particularly in times of economic downturns. Also, lenders or agents may have an incentive to market the less desirable loans to investors such as the Fund while retaining attractive loans for themselves. This would reduce the amount of attractive investments for the Fund. If market demand for loans increases, the interest paid by loans that the Fund holds may decrease.
Credit and Counterparty Risk Associated with Participation Interests. Participation interests are primarily dependent upon the creditworthiness of the borrower, which is obligated to make payments of principal and interest on the loan. In buying a participation interest, however, the Fund assumes both the credit risk of the borrower and the counterparty risk of the lender selling the participation interest. As with an assignment or a loan originated by the Fund, there is a risk that a borrower may have difficulty making payments. If a borrower fails to pay scheduled interest or principal payments, the Fund’s income may be reduced and the value of the investment in the participation interest might also decline. Further, the seller of the participation interest will have no obligation to the Fund other than to pay the Fund the proportionate amount of the principal and interest payments it receives from the borrower. In addition, if the seller of the participation interest fails to perform its obligations, purchasers might incur costs and delays in realizing payment and suffer a loss of principal and/or interest, including in cases where the borrower may have performed its obligation to the lender that issued the participation (e.g., if the participation seller fails to pass along to the Fund payments received from the borrower). Although most participation interests purchased by the Fund are structured to cause the Fund to become beneficial owner of the relevant loans, and therefore avoid this outcome, if a lender that sells the Fund a participation interest becomes insolvent, the Fund may be treated as a general creditor of the lender. As a general creditor, the Fund will have to share the proceeds of the loan with any other creditors of the lender. The Fund will acquire a participation interest only if the Adviser or Sub-Adviser determines that the lender (or other intermediary Participant) selling the participation interest is creditworthy.
The Fund’s rights under a participation interest with respect to a particular loan may be more limited than the rights of original lenders or of investors who acquire an assignment of that loan. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation interest and only when the lender receives the payments from the borrower. In purchasing participation interests, the Fund will usually have a contractual relationship only with the selling institution and not the underlying borrower. The Fund generally will have no right directly to enforce compliance by the borrower with the terms of the related loan agreement, nor will the Fund necessarily have the right to object to certain changes to the loan agreement agreed to by the selling institution. If the Fund buys a participation interest in a loan, the Fund may be subject to any rights of set-off the borrower has against the selling institution (although recourse to the selling institution may be available in the event of any such set-off). In the event of bankruptcy or insolvency of the borrower, the obligation of the borrower to repay the loan may be subject to certain defenses that can be asserted by the borrower as a result of any improper conduct of the lender selling the participation (although recourse to the lender may be available). As a result, the Fund may be subject to delays, expenses and risks that are greater than those that exist when the Fund is an original lender or assignee, and therefore a participation may be relatively illiquid as compared to a direct investment in a loan because of a smaller universe of investors who are willing to assume these additional risks present in a participation.
Lower Grade Loans and Debt. The Fund’s investments may include obligations with the lowest grade assigned by NSRSOs and unrated obligations deemed by the Adviser to be of comparable quality. Obligations assigned the lowest grade ratings include those of companies that are in default or are in bankruptcy or reorganization. Obligations of such companies are regarded by the rating agencies as having extremely poor prospects of ever attaining any real investment standing and are usually available at deep discounts from the face values of the instruments. A security purchased at a deep discount may currently pay a very high effective yield. In addition, if the financial condition of the issuer improves, the underlying value of the obligation may increase, resulting in capital appreciation. If the company defaults on its obligations or remains in default, or if the plan of reorganization does not provide sufficient payments for debtholders, the deep discount obligations may stop generating income and lose value or become worthless. The Investment Managers will balance the benefits of deep discount obligations with their risks. While a diversified portfolio may reduce the overall impact of a deep discount obligation that is in default or loses its value, the risk cannot be eliminated.

Few lower-grade obligations are listed for trading on any national securities exchange, and issuers of lower- grade obligations may choose not to have a rating assigned to their obligations by any nationally recognized statistical rating organization. As a result, the Fund’s portfolio may consist of a higher portion of unlisted or unrated obligations as compared with a fund that invests primarily in higher-grade obligations. Unrated obligations are usually not as attractive to as many buyers as are rated obligations, a factor which may make unrated obligations less marketable. These factors may have the effect of limiting the availability of the obligations for purchase by the Fund and may also limit the ability of the Fund to sell such obligations at their fair value either to meet redemption requests or in response to changes in the economy or the financial markets. Further, to the extent the Fund owns or may acquire illiquid or restricted lower-grade obligations, these obligations may involve special registration responsibilities, liabilities and costs, and liquidity and valuation difficulties.
The markets for lower-grade loans and debt obligations may be less liquid than the markets for higher-grade obligations. Liquidity relates to the ability of a fund to sell an obligation in a timely manner at a price which reflects the value of that obligation. To the extent that there is no established retail market for some of the lower- grade securities in which the Fund may invest, trading in such securities may be relatively inactive. Prices of lower-grade obligations may decline rapidly in the event a significant number of holders decide to sell. Changes in expectations regarding an individual issuer of lower-grade obligations generally could reduce market liquidity for such obligations and make their sale by the Fund more difficult, at least in the absence of price concessions. The effects of adverse publicity and investor perceptions may be more pronounced for securities for which no established retail market exists as compared with the effects on securities for which such a market does exist. An economic downturn or an increase in interest rates could severely disrupt the market for such obligations and adversely affect the value of outstanding obligations or the ability of the issuers to repay principal and interest. Further, the Fund may have more difficulty selling such obligations in a timely manner and at their stated value than would be the case for obligations for which an established retail market does exist.
During periods of reduced market liquidity or in the absence of readily available market quotations for lower-grade obligations held in the Fund’s portfolio, the ability of the Fund to value the Fund’s obligations becomes more difficult and the judgment of the Fund may play a greater role in the valuation of the Fund’s obligations due to the reduced availability of reliable objective data.
The Fund will rely on the applicable Investment Manager’s judgment, analysis and experience in evaluating the creditworthiness of an issuer. The amount of available information about the financial condition of certain lower- grade issuers may be less extensive than other issuers. In their analysis, the Investment Managers may consider the credit ratings of recognized rating organizations in evaluating obligations although the Investment Managers do not rely primarily on these ratings. Credit ratings of securities rating organizations evaluate only the safety of principal and interest payments, not the market risk. In addition, ratings are general and not absolute standards of quality, and credit ratings are subject to the risk that the creditworthiness of an issuer may change and the rating agencies may fail to change such ratings in a timely fashion. A rating downgrade does not require the Fund to dispose of a security. The Investment Managers continuously monitor the issuers of obligations held in their respective managed portions of the Fund. Additionally, since most foreign income obligations are not rated, the Fund will invest in such obligations based on the analysis of the Investment Managers without any guidance from published ratings. Because of the number of investment considerations involved in investing in lower-grade obligations and foreign income obligations, achievement of the Fund’s investment objectives may be more dependent upon the credit analysis of the Investment Managers than is the case with investing in higher-grade obligations.
Conflicts of Interest Risk Related to Co-Investing. The Investment Managers and certain of their affiliates may experience conflicts of interest in connection with co-investment transactions. The Exemptive Orders impose various conditions on the Fund and the Adviser intended to ensure that any co-investment transactions are done in a fair and equitable manner. However, conflicts may nonetheless arise, including, but not limited to, the following:
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The Investment Managers may be incentivized to pursue a co-investment transaction for reputational or other reasons that are not directly advantageous to the Fund. For example, the Investment Managers may receive a higher advisory fee from an affiliated fund that would be a participant in a co-investment transaction with the Fund, in which case the Investment Managers might be incentivized to recommend that the Fund participate in riskier co-investment transactions than would be the case if the Fund was the only participant.
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By reason of the various activities of the Investment Managers and their affiliates, the Investment Managers and such affiliates may acquire confidential or material non-public information or otherwise be restricted from purchasing certain potential Fund investments that otherwise might have been purchased or be restricted from selling certain Fund investments that might otherwise have been sold at the time.
Loan Origination Risks. As with investments in loans generally, in making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund will lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may not have a secondary market. The lack of a secondary market for direct loans may have an adverse impact on the ability of the Fund to dispose of a direct loan and/or to value the direct loan. When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will compete with a broad spectrum of lenders. Increased competition for, or a decrease in the available supply of, qualifying loans could result in lower yields on such loans, which could adversely affect Fund performance.
Newly originated loans (including reissuances and restructured loans) may possess lower levels of credit document protections than has historically been the case. Accordingly, in the event of default the Fund may experience lower levels of recoveries than has historically been the norm.
Loan Origination. The Fund may originate loans including, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments The Fund may originate loans to corporations and/or other legal entities and financial institutions, real estate businesses, individuals and/or other legal entities. Such borrowers may have credit ratings that are determined by one or more nationally recognized statistical rating organizations or the Adviser to be below investment grade. The loans the Fund originates may vary in maturity and/or duration. The Fund is not limited in the size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade. The Fund’s origination of loans may also be limited by the Fund’s intention to qualify as a regulated investment company. The Fund may retain all, or an applicable pro rata portion of, fees received in connection with originating or structuring the terms of any such loan. In determining whether to make a direct loan, in addition to a review of the investment opportunity, the Fund will rely upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund may lose money on the loan depending on, among other things, the value of the underlying collateral and the Fund’s rights to that collateral.
As part of its lending activities, the Fund may originate loans to companies that are rated “below investment grade” by a nationally recognized statistical rating organization. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high. Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company that the Fund funds, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund or its affiliates to the borrower.

Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan. Various state licensing requirements could apply to the Fund with respect investments in, or the origination and servicing of loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the Fund or the applicable Investment Manager operates or has offices. In states in which it is licensed, the Fund or the Investment Manager will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s or Investment Manager’s ability to take certain actions to protect the value of its investments in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s or Investment Manager’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest. If the Fund is required to be licensed in any particular jurisdiction in order to originate, acquire, hold, dispose or foreclose loans, obtaining the required license may not be viable (because, for example, it is not possible or practical) and the Fund may be unable to restructure its holdings to address the licensing requirement. In that case, the Fund may be forced to cease activities involving the affected loans, or may be forced to sell such loans. If a state regulator or court were to determine that the Fund acquired, held or foreclosed a loan without a required state license, the Fund could be subject to penalties or other sanctions, prohibited or restricted in its ability to enforce its rights under the loan, or subject to litigation risk or other losses or damages.
Derivatives
A derivative is a financial instrument whose value is dependent upon the value of other assets, rates or indices, referred to as “underlying reference assets.” These underlying reference assets may include, among others commodities, stocks, bonds, interest rates, currency exchange rates or related indices. Derivatives include, among others, swaps, options, futures and forward foreign currency contracts. Some derivatives, such as futures and certain options, are traded on U.S. commodity and securities exchanges, while other derivatives, such as many types of swap agreements, are privately negotiated and entered into in the OTC market. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act) and implementing rules require certain types of swaps to be traded on public execution facilities and centrally cleared.
Derivatives may be used for “hedging,” which means that they may be used when the portfolio managers seek to protect the Fund’s investments from a decline in value, which could result from changes in interest rates, market prices, currency fluctuations and other market factors. Derivatives may also be used when the portfolio managers seek to increase liquidity, implement a tax or cash management strategy, invest in a particular stock, bond or segment of the market in a more efficient or less expensive way, modify the characteristics of the Fund’s portfolio investments, for example, duration, and/or to enhance return. However, derivatives are used, their successful use is not assured and will depend upon, among other factors, the portfolio managers’ ability to predict and understand relevant market movements.
Certain derivatives involve leverage, that is, the amount invested may be smaller than the full economic exposure of the derivative instrument and the Fund could lose more than it invested. The leverage involved in these derivative transactions may result in the Fund’s net asset value being more sensitive to changes in the value of its investment.
Commodity Exchange Act (CEA) Regulation and Exclusions:
With respect to the Fund, Invesco has claimed an exclusion from the definition of CPO under the CEA and the rules of the CFTC and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, Invesco is relying upon a related exclusion from the definition of CTA under the CEA and the rules of the CFTC with respect to the Fund.
The terms of the CPO exclusion require the Fund, among other things, to adhere to certain limits on its investments in “commodity interests.” Commodity interests include commodity futures, commodity options and swaps, which in turn include non-deliverable forwards, as further described below. Because Invesco and the Fund intend to comply with the terms of the CPO exclusion, the Fund may, in the future, need to adjust its investment strategies, consistent with their investment objectives, to limit their investments in these types of instruments. The Fund is not intended as vehicles for trading in the commodity futures, commodity options or swaps markets. The CFTC has neither reviewed nor approved Invesco’s reliance on these exclusions, or the Fund, its investment strategies, prospectus or this SAI.
Generally, the exclusion from CPO regulation on which Invesco relies requires the Fund to meet one of the following tests for its commodity interest positions, other than positions entered into for bona fide hedging purposes (as defined in the rules of the CFTC): either (1) the aggregate initial margin and premiums required to establish the Fund’s positions in commodity interests may not exceed 5% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on any such positions); or (2) the aggregate net notional value of the Fund’s commodity interest positions, determined at the time the most recent such position was established, may not exceed 100% of the liquidation value of the Fund’s portfolio (after taking into account unrealized profits and unrealized losses on any such positions). In addition to meeting one of these trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading the commodity futures, commodity options or swaps markets. If, in the future, the Fund can no longer satisfy these requirements, Invesco would withdraw its notice claiming an exclusion from the definition of a CPO, and Invesco would be subject to registration and regulation as a CPO with respect to the Fund in accordance with the CFTC rules that allow for substituted compliance with CFTC disclosure and shareholder reporting requirements based on Invesco’s compliance with comparable SEC requirements. However, as a result of CFTC regulation with respect to the Fund, the Fund may incur additional compliance and other expenses.
General risks associated with derivatives:
The use by the Fund of derivatives may involve certain risks, as described below.
Counterparty Risk: The risk that a counterparty under a derivatives agreement will not live up to its obligations, including because of the counterparty’s bankruptcy or insolvency. Certain agreements may not contemplate delivery of collateral to support fully a counterparty’s contractual obligation; therefore, the Fund might need to rely solely on contractual remedies to satisfy the counterparty’s full obligation. As with any contractual remedy, there is no guarantee that the Fund will be successful in pursuing such remedies, particularly in the event of the counterparty’s bankruptcy or insolvency. Many derivative trading agreements, such as an ISDA Master Agreement governing OTC swaps, provide for netting of derivatives transactions governed by the agreement in the event of a default by either counterparty, pursuant to which the Fund’s and the counterparty’s obligations under the relevant transactions can be netted and set-off against each other, in which case Fund’s obligation or right will be the net amount owed to or by the counterparty. Netting agreements are intended to function as a counterparty credit risk mitigant, but in the case of a bankruptcy or insolvency of the relevant counterparty, are subject to the risk that the insolvency regime applicable to the counterparty might not recognize the enforceability of the contractual netting provisions. The Fund will not enter into a derivative transaction with any counterparty that Invesco and/or the Sub-Advisers believe does not have the financial resources to honor its obligations under the transaction. Invesco monitors the financial stability of counterparties. Where the obligations of the counterparty are guaranteed, Invesco monitors the financial stability of the guarantor and the counterparty. If a counterparty’s creditworthiness declines, the value of the derivative would also likely decline, potentially resulting in losses to the Fund.
Leverage Risk: Leverage exists when the Fund can lose more than it originally invests because it purchases or sells an instrument or enters into a transaction without investing an amount equal to the full economic exposure of the instrument or transaction. Leverage may cause the Fund to be more volatile because it may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities. The use of some derivatives may result in economic leverage, which does not result in the possibility of the Fund incurring obligations beyond its initial investment, but that nonetheless permits the Fund to gain exposure that is greater than would be the case in an unlevered instrument.

Liquidity Risk: The risk that a particular derivative is difficult to sell or liquidate. If a derivative transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses to the Fund.
Pricing Risk: The risk that the value of a particular derivative does not move in tandem or as otherwise expected relative to the corresponding underlying instruments.
Special Regulatory Risks of Derivatives: The regulation of derivatives is a rapidly changing area of law and is subject to modification by government and judicial action. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.
It is not possible to predict fully the effects of current or future regulation. However, it is possible that developments in government regulation of various types of derivative instruments, such as speculative position limits on certain types of derivatives, or limits or restrictions on the counterparties with which the Fund engages in derivative transactions, may limit or prevent the Fund from using or limit the Fund’s use of these instruments effectively as a part of its investment strategy, and could adversely affect the Fund’s ability to achieve its investment objective. Invesco will continue to monitor developments in the area, particularly to the extent regulatory changes affect the Fund’s ability to enter into desired swap agreements. New requirements, even if not directly applicable to the Fund, may increase the cost of the Fund’s investments and cost of doing business.
Regulatory Risk: The risk that a change in laws or regulations will materially impact a security or market.
General risks of hedging strategies using derivatives:
The use by the Fund of hedging strategies involves special considerations and risks, as described below.
Successful use of hedging transactions depends upon Invesco’s and the Sub-Advisers’ ability to predict correctly the direction of changes in the value of the applicable markets and securities, contracts and/ or currencies. While Invesco and the Sub-Advisers are experienced in the use of derivatives for hedging, there can be no assurance that any particular hedging strategy will succeed.
In a hedging transaction, there might be imperfect correlation, or even no correlation, between the price movements of an instrument used for hedging and the price movements of the investments being hedged. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as changing interest rates, market liquidity, and speculative or other pressures on the markets in which the hedging instrument is traded. Hedging strategies, if successful, can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements in the investments being hedged. However, hedging strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements in the hedged investments. Investors should bear in mind that the Fund is not obligated to actively engage in hedging. For example, the Fund may not have attempted to hedge its exposure to a particular foreign currency at a time when doing so might have avoided a loss.
Types of derivatives:
Swaps. Generally, swap agreements are contracts between the Fund and another party (the counterparty) involving the exchange of payments on specified terms over periods ranging from a few days to multiple years. A swap agreement may be negotiated bilaterally and traded OTC between the two parties (for an uncleared swap) or, in some instances, must be transacted through a futures commission merchant (FCM) and cleared through a clearinghouse that serves as a central counterparty (for a cleared swap). In a basic swap transaction, the Fund agrees with its counterparty to exchange the returns (or differentials in returns) and /or cash flows earned or realized on a particular asset such as an equity or debt security, commodity, currency, interest rate or index, calculated with respect to a “notional amount.” The notional amount is the set amount selected by the parties to use as the basis on which to calculate the obligations that the parties to a swap agreement have agreed to exchange. The parties typically do not exchange the notional amount. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given investments or at given interest rates. Examples of returns that may be exchanged in a swap agreement are those of a particular security, a particular fixed or variable interest rate, a particular foreign currency, or a “basket” of securities representing a particular index. Swap agreements can also be based on credit and other events. In some cases, such as cross currency swaps, the swap agreement may require delivery (exchange) of the entire notional value of one designated currency for another designated currency.
The Fund will typically only enter into swap agreements with counterparties who use standard International Swap and Dealers Association, Inc. (“ISDA”) contract documentation. ISDA establishes industry standards for the documentation of swap agreements. Virtually all principal swap participants use ISDA documentation because it has an established set of definitions, contract terms and counterparty obligations, including provisions for master netting agreements.
It is possible that developments in the swaps market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements. Additionally, ISDA master agreements include credit related contingent features which allow Counterparties to OTC derivatives to terminate derivative contracts prior to maturity in the event that, for example, the Fund’s net assets decline by a stated percentage or the Fund fails to meet the terms of its ISDA master agreements, which would cause the Fund to accelerate payment of any net liability owed to the counterparty.
Comprehensive swaps regulation. The Dodd-Frank Act and analogous international laws enacted after the financial crisis imposed comprehensive regulatory requirements on swaps and swap market participants. The U.S. regulatory framework includes: (1) registration and regulation of swap dealers and major swap participants; (2) requiring central clearing and electronic execution of standardized swaps on swap execution facilities; (3) imposing margin requirements on uncleared swap transactions; (4) regulating and monitoring swap transactions through position limits and large trader reporting requirements; and (5) imposing record keeping and centralized and public reporting requirements, on an anonymous basis, for most swaps. The CFTC is responsible for the regulation of most swaps. The SEC has jurisdiction over a small segment of the market referred to as “security-based swaps,” which includes swaps on single securities or narrow-based indices of securities and single name credit default swaps.
Uncleared swaps. In an uncleared swap, the swap counterparty is typically a brokerage firm, bank or other financial institution. In the event that one party to the swap transaction defaults and the transaction is terminated prior to its scheduled termination date, one of the parties may be required to make an early termination payment to the other. An early termination payment may be payable by either the defaulting party or the non-defaulting party, under certain circumstances, depending upon which of them is “in-the-money” with respect to the swap at the time of its termination. Early termination payments may be calculated in various ways, but generally represent the amount that the “in-the-money” party would have to pay to replace the swap as of the date of its termination.
During the term of an uncleared swap, the Fund will be required to pledge to the swap counterparty, from time to time, an amount of cash and/or other assets equal to the total net amount (if any) that would be payable by the Fund to the counterparty if all outstanding swaps between the parties were terminated on the date in question, including any early termination payments (variation margin). Periodically, changes in the amount pledged are made to recognize changes in value of the swap contract resulting from, among other things, market value changes in the underlying investment referenced in the swap. Likewise, the counterparty will be required to pledge cash or other assets to cover its obligations to the Fund. However, the amount pledged will not always be equal to or more than the amount due to the other party. Therefore, if a counterparty defaults in its obligations to the Fund, the amount pledged by the counterparty and available to the Fund may not be sufficient to cover all the amounts due to the Fund and the Fund may sustain a loss.
Regulations requiring initial margin to be posted by certain market participants for uncleared swaps have been adopted. If the Fund is deemed to have material swaps exposure (generally, an average gross notional amount of uncleared swaps and foreign currency forward contracts at certain measurement dates exceeding $8 billion), it will under these regulations be required to post initial margin in addition to variation margin.

Uncleared swaps are not traded on exchanges. As a result, swap participants may not be as protected as participants on organized exchanges. Performance of a swap agreement is the responsibility only of the swap counterparty and not of any exchange or clearinghouse. As a result, the Fund is subject to the risk that a counterparty will be unable or will refuse to perform under such agreement, including because of the counterparty’s bankruptcy or insolvency. The Fund risks the loss of the accrued but unpaid amounts under a swap agreement, which could be substantial, in the event of a default, insolvency or bankruptcy by a swap counterparty. In such an event, the Fund will have contractual remedies pursuant to the swap agreements, but bankruptcy and insolvency laws could affect the Fund’s rights as a creditor. If the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.
Cleared Swaps. Certain standardized swaps are subject to mandatory central clearing and trading on execution facilities. The Dodd-Frank Act and analogous international laws will ultimately require the clearing and trading on execution facilities of many swaps. To date, the CFTC has designated only certain of the most common credit default index swaps and certain interest rate swaps as subject to mandatory clearing and certain public execution facilities have made these swaps available to trade, but it is expected that additional categories of swaps will in the future be designated as subject to mandatory clearing and trade execution requirements.
In a cleared swap, the Fund’s ultimate counterparty is a central clearinghouse rather than a brokerage firm, bank or other financial institution. Cleared swaps are submitted for clearing through each party’s FCM, which must be a member of the clearinghouse that serves as the central counterparty.
When the Fund enters into a cleared swap, it must deliver to the clearinghouse (via the FCM) an amount referred to as “initial margin.” Initial margin requirements are determined by the clearinghouse, and are typically calculated as an amount based on the volatility in market value of the cleared swap over a fixed period, but an FCM may require additional initial margin above the amount required by the clearinghouse. During the term of the swap agreement, “variation margin” may also be required to be paid by the Fund or may be received by the Fund. If the value of the Fund’s cleared swap declines, the Fund will be required to make additional variation margin payments to the FCM to settle the change in value. Conversely, if the market value of the Fund’s position increases, the FCM will post additional variation margin to the Fund’s account. At the conclusion of the term of the swap agreement, if the Fund has a loss equal to or greater than the margin amount, the margin amount is paid to the FCM along with any loss in excess of the margin amount. If the Fund has a loss of less than the margin amount, the excess margin is returned to the Fund. If the Fund has a gain, the full margin amount and the amount of the gain are paid to the Fund.
Central clearing is designed to reduce counterparty credit risk and increase liquidity compared to uncleared swaps because central clearing interposes the central clearinghouse as the counterparty to each participant’s swap, but it does not eliminate those risks completely. There is also a risk of loss by the Fund of the initial and variation margin deposits in the event of bankruptcy or insolvency of the FCM through which the Fund holds an open position, or the clearinghouse in a swap contract. The assets of the Fund may not be fully protected in the event of the bankruptcy or insolvency of the FCM or clearinghouse because the Fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, the Fund is also subject to the risk that the FCM could use the Fund’s assets to satisfy its own financial obligations or the payment obligations of another customer to the clearinghouse. Credit risk of cleared swap participants is concentrated in a few clearinghouses, and the consequences of insolvency of a clearinghouse are not clear.
With cleared swaps, the Fund may not be able to obtain terms as favorable as it would be able to negotiate for a bilateral, uncleared swap. In addition, an FCM may unilaterally amend the terms of its agreement with the Fund, which may include the imposition of position limits or additional margin requirements with respect to the Fund’s investment in certain types of swaps. Clearinghouses and FCMs can require termination of existing cleared swap transactions upon the occurrence of certain events, and can also require increases in margin above the margin that is required at the initiation of the swap agreement.

Finally, the Fund is subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or clearinghouse is willing or able to clear the transaction. In such an event, the Fund may be required to break the trade and make an early termination payment to the executing broker.
Commonly used swap agreements include:
Credit Default Swaps (CDS): A CDS is an agreement between two parties where the first party agrees to make one or more payments to the second party, while the second party assumes the risk of certain defaults, generally a failure to pay or bankruptcy of the issuer on a referenced debt obligation. CDS transactions are typically individually negotiated and structured. The Fund may enter into CDS to create long or short exposure to domestic or foreign corporate debt securities or sovereign debt securities.
The Fund may buy a CDS (buy credit protection). In this transaction the Fund makes a stream of payments based on a fixed interest rate (the premium) over the life of the swap in exchange for a counterparty (the seller) taking on the risk of default of a referenced debt obligation (the Reference Obligation). If a credit event occurs for the Reference Obligation, the Fund would cease making premium payments and it would deliver defaulted bonds to the seller. In return, the seller would pay the notional value of the Reference Obligation to the Fund. Alternatively, the two counterparties may agree to cash settlement in which the seller delivers to the Fund (buyer) the difference between the market value and the notional value of the Reference Obligation. If no event of default occurs, the Fund pays the fixed premium to the seller for the life of the contract, and no other exchange occurs.
Alternatively, the Fund may sell a CDS (sell credit protection). In this transaction the Fund will receive premium payments from the buyer in exchange for taking the risk of default of the Reference Obligation. If a credit event occurs for the Reference Obligation, the buyer would cease to make premium payments to the Fund and deliver the Reference Obligation to the Fund. In return, the Fund would pay the notional value of the Reference Obligation to the buyer. Alternatively, the two counterparties may agree to cash settlement in which the Fund would pay the buyer the difference between the market value and the notional value of the Reference Obligation. If no event of default occurs, the Fund receives the premium payments over the life of the contract, and no other exchange occurs.
Credit Default Index Swaps (CDX): A CDX is a swap on an index of CDS. A CDX allows an investor to manage credit risk or to take a position on a basket of credit entities (such as CDS or CMBS) in a more efficient manner than transacting in single name CDS. If a credit event occurs in one of the underlying companies, the protection is paid out via the delivery of the defaulted bond by the buyer of protection in return for payment of the notional value of the defaulted bond by the seller of protection or it may be settled through a cash settlement between the two parties. The underlying company is then removed from the index. New series of CDX are issued on a regular basis. A Commercial Mortgage-Backed Index (CMBX) is a type of CDX made up of 25 tranches of commercial mortgage-backed securities rather than CDS. Unlike other CDX contracts where credit events are intended to capture an event of default, CMBX involves a pay-as-you-go (PAUG) settlement process designed to capture non-default events that affect the cash flow of the reference obligation. PAUG involves ongoing, two-way payments over the life of a contract between the buyer and the seller of protection and is designed to closely mirror the cash flow of a portfolio of cash commercial mortgage- backed securities. A CDX index tranche provides access to customized risk, exposing each investor to losses at different levels of subordination. The lowest part of the capital structure is called the “equity tranche” as it has exposure to the first losses experienced in the basket. The mezzanine and senior tranches are higher in the capital structure but can also be exposed to loss in value. Investments are subject to liquidity risks as well as other risks associated with investments in credit default swaps.
Foreign Exchange Swaps: A foreign exchange swap involves an agreement between two parties to exchange two different currencies on a specific date at a fixed rate, and an agreement for the reverse exchange of those two currencies at a later date and at a fixed rate. Foreign exchange swaps were exempted from the definition of “swaps” by the U.S. Treasury and are therefore not subject to many rules under the CEA that apply to swaps, including the mandatory clearing requirement. They are also not considered “commodity interests” for purposes of CEA Regulations and Exclusions, discussed above. However, foreign exchange swaps nevertheless remain subject to the CFTC’s trade reporting requirements, enhanced anti-evasion authority, and strengthened business conduct standards.
Currency Swaps: A currency swap is an agreement between two parties to exchange periodic cash flows on a notional amount of two or more currencies based on the relative value differential between them. Currency swaps typically involve the delivery of the entire notional values of the two designated currencies. In such a situation, the full notional value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. The Fund may also enter into currency swaps on a net basis, which means the two different currency payment streams under the swap agreement are converted and netted out to a single cash payment in just one of the currencies.
Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be negatively affected by government exchange controls, blockages, and manipulations or exchange restrictions imposed by governments. These actions could result in losses to the Fund if it is unable to deliver or receive a specified currency or funds in settlement of obligations, including swap transaction obligations. These actions could also have an adverse effect on the Fund’s swap transactions or cause the Fund’s hedging positions to be rendered useless, resulting in full currency exposure as well as incurring unnecessary transaction costs.
Interest Rate Swaps: An agreement between two parties pursuant to which the parties exchange a floating rate payment for a fixed rate payment based on a specified principal or notional amount. In other words, Party A agrees to pay Party B a fixed interest rate multiplied by a notional amount and in return Party B agrees to pay Party A a variable interest rate multiplied by the same notional amount.
Caps, floors and collars. Other types of swaps include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap,” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level, or “floor,” and (iii) interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.
Inflation Swaps: Inflation swap agreements are contracts in which one party agrees to pay the cumulative percentage increase in a price index, such as the Consumer Price Index, over the term of the swap (with some lag on the referenced inflation index), and the other party pays a compounded fixed rate. Inflation swap agreements may be used to protect the net asset value of the Fund against an unexpected change in the rate of inflation measured by an inflation index. The value of inflation swap agreements is expected to change in response to changes in real interest rates. Real interest rates are tied to the relationship between nominal interest rates and the rate of inflation.
Swaptions: An option on a swap agreement, also called a “swaption,” is an option that gives the buyer the right, but not the obligation, to enter into a swap on a future date in exchange for paying a market- based premium. A receiver swaption gives the owner the right to receive the total return of a specified asset, reference rate, or index. A payer swaption gives the owner the right to pay the total return of a specified asset, reference rate, or index. Swaptions also include options that allow an existing swap to be terminated or extended by one of the counterparties.
Swaptions are considered to be swaps for purposes of CFTC regulation. Although they are currently traded OTC, the CFTC may in the future designate certain options on swaps as subject to mandatory clearing and exchange trading.
Commodity Swaps: A commodity swap agreement is a contract in which one party agrees to make periodic payments to another party based on the change in market value of a commodity-based underlying instrument (such as a specific commodity or commodity index) in return for periodic payments based on a fixed or variable interest rate or the total return from another commodity-based underlying instrument. In a total return commodity swap, the Fund receives the price appreciation of a commodity index, a portion of a commodity index or a single commodity in exchange for paying an agreed-upon fee.

Total Return Swaps: An agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains.
Volatility and Variance Swaps: A volatility swap involves an exchange between the Fund and a counterparty of periodic payments based on the measured volatility of an underlying security, currency, commodity, interest rate, index or other reference asset over a specified time frame. Depending on the structure of the swap, either the Fund’s or the counterparty’s payment obligation will typically be based on the realized volatility of the reference asset as measured by changes in its price or level over a specified time period while the other party’s payment obligation will be based on a specified rate representing expected volatility for the reference asset at the time the swap is executed, or the measured volatility of a different reference asset over a specified time period. The Fund will typically make or lose money on a volatility swap depending on the magnitude of the reference asset’s volatility, or size of the movements in its price, over a specified time period, rather than general increases or decreases in the price of the reference asset. Volatility swaps are often used to speculate on future volatility levels, to trade the spread between realized and expected volatility, or to decrease the volatility exposure of other investments held by the Fund. Variance swaps are similar to volatility swaps except payments are based on the difference between the implied and measured volatility mathematically squared.
Bundled Securities. The Fund may invest in bundled securities. In lieu of investing directly in securities, the Fund may from time to time invest in Targeted Returns Index Securities Trusts (TRAINS) or similar instruments representing a fractional undivided interest in an underlying pool of securities often referred to a “Bundled Securities”. Bundled Securities are typically represented by certificates and the Fund will be permitted at any time to exchange such certificates for the underlying securities evidenced by such certificates and thus the certificates are generally subject to the same risks as the underlying securities held in the trust. The Fund will examine the characteristics of the underlying securities for compliance with investment criteria but will determine liquidity with reference to the certificates itself. TRAINS and other trust certificates are generally not registered under the 1933 Act or the 1940 Act and therefore must be held by qualified purchasers and resold to qualified institutional buyers pursuant to Rule 144A under the 1933 Act. Investments in certain TRAINS or other trust certificates may have the effect of increasing the level of Fund illiquidity to the extent the Fund, at a particular point in time, may be unable to find qualified institutional buyers interested in purchasing such securities.
Options. The Fund may engage in certain strategies involving options to attempt to manage the risk of its investments or, in certain circumstances, for investment purposes (e.g., as substitute for investing in securities), to speculate on future volatility levels or to decrease the volatility exposure of other investments held by the Fund. An option is a contract that gives the purchaser of the option, in return for the premium paid, the right, but not the obligation, to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option at the exercise price during the term of the option (for American style options) or on a specified date (for European style options), the security, currency or other instrument underlying the option (or delivery of a cash settlement price, in the case of certain options, such as an index option and other cash-settled options). An option on a CDS or a futures contract (described below) gives the purchaser the right, but not the obligation, to enter into a CDS or assume a position in a futures contract. Option transactions present the possibility of large amounts of exposure (or leverage), which may result in the Fund’s net asset value being more sensitive to changes in the value of the option.
The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the price volatility of the underlying investment and general market and interest rate conditions.
The Fund will not write (sell) options if, immediately after such sale, the aggregate value of securities or obligations underlying the outstanding options would exceed 20% of the Fund’s total assets. The Fund will not purchase options if, immediately after such purchase, the aggregate premiums paid for outstanding options would exceed 5% of the Fund’s total assets.

The Fund may effectively terminate its right or obligation under an option by entering into an offsetting closing transaction. For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option, which is known as a closing purchase transaction. Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option, which is known as a closing sale transaction. Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.
Options may be either listed on an exchange or traded in OTC markets. Listed options are tri-party contracts (i.e., performance of the obligations of the purchaser and seller are guaranteed by the exchange or clearing corporation) and have standardized strike prices and expiration dates. OTC options are two-party contracts with negotiated strike prices and expiration dates and differ from exchange-traded options in that OTC options are transacted with dealers directly and not through a clearing corporation (which guarantees performance). In the case of OTC options, there can be no assurance that a liquid secondary market will exist for any particular option at any specific time; therefore the Fund may be required to treat some or all OTC options as illiquid securities. Although the Fund will enter into OTC options only with dealers that are expected to be capable of entering into closing transactions with it, there is no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to exercise or expiration. In the event of insolvency of the dealer, the Fund might be unable to close out an OTC option position at any time prior to its expiration.
Types of Options:
Put Options on Securities. A put option gives the purchaser the right to sell, to the writer, the underlying security, contract or foreign currency at the stated exercise price at any time prior to the expiration date of the option (for American style options) or on a specified date (for European style options), regardless of the market price or exchange rate of the security, contract or foreign currency, as the case may be, at the time of exercise. If the purchaser exercises the put option, the writer of a put option is obligated to buy the underlying security, contract or foreign currency for the exercise price.
Call Options on Securities. A call option gives the purchaser the right to buy, from the writer, the underlying security, contract or foreign currency at the stated exercise price at any time prior to the expiration of the option (for American style options) or on a specified date (for European style options), regardless of the market price or exchange rate of the security, contract or foreign currency, as the case may be, at the time of exercise. If the purchaser exercises the call option, the writer of a call option is obligated to sell to and deliver the underlying security, contract or foreign currency to the purchaser of the call option for the exercise price.
Index Options. Index options (or options on securities indices) give the option buyer the right to receive, upon exercise, a cash settlement amount instead of the securities included in the relevant index, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash is equal to the difference between the closing price of the index on the relevant option expiration date and the exercise price of the call or put times a specified multiple (the multiplier), which determines the total dollar value for each point of such difference.
The risks of investment in index options may be greater than options on securities, especially if the Fund writes index call options. Because index options are settled in cash, when the Fund writes a call on an index it cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities. The Fund can offset some of the risk of writing an index call option by holding a diversified portfolio of securities similar to those included in the underlying index. However, the Fund cannot, as a practical matter, acquire and hold a portfolio containing exactly the same securities in the index and, as a result, bears the risk that the value of the securities held will not be perfectly correlated with the value of the index.
CDS Options. A CDS option transaction gives the buyer the right, but not the obligation, to enter into a CDS at a specified future date and under specified terms in exchange for paying a market based purchase price or premium. The writer of the option bears the risk of any unfavorable move in the value of the CDS relative to the market value on the exercise date, while the purchaser may allow the option to expire unexercised.
Options on Futures Contracts. Options on futures contracts give the holder the right to assume a position in a futures contract (to buy the futures contract if the option is a call and to sell the futures contract if the option is a put) at a specified exercise price at any time during the period of the option.
Non-Standard Options. In addition to the options described above, certain options used by the Fund may have non-standard payout structures or other features. These options, which are sometimes referred to as “exotic” options, include, but are not limited to: (i) digital options (otherwise known as binary options or all-or-nothing options), which are cash-settled options that provide for a pre-determined all-or-nothing payment if, at the time of the expiration of the contract, the price of a reference asset exceeds a particular threshold; and (ii) barrier or window barrier options, which come into existence (knock-in) or cease to exist (knock-out) if the price of a reference asset reaches a particular threshold before the contract’s expiration. These options are typically traded over-the-counter (OTC) and entail all of the investment risks associated with OTC options discussed herein. In addition, due to their non-standard terms, these options may have price movements that vary markedly from those of simple put or call options. Exotic options may be more difficult to value than more standard types of options, and may be subject to greater liquidity risk. While some exotic options have fairly active markets, others are mostly thinly traded instruments. Furthermore, to the extent that the Fund uses options that provide for all-or-nothing payouts (e.g., digital options) for hedging purposes, there may be a heightened risk that the payout will not fully offset the downside risk being hedged. Certain exotic options are considered swaps, and therefore are included in the definition of “commodity interests.”
Option Techniques:
Writing Options. The Fund may write options to generate additional income. As the writer of an option, the Fund may have no control over when the underlying reference asset must be sold (in the case of a call option) or purchased (in the case of a put option), if the option was structured as an American style option, because the option purchaser may notify the Fund of exercise at any time prior to the expiration of the option. In addition, if the option is cash-settled instead of deliverable, the Fund is obligated to pay the option purchaser the difference between the exercise price and the value of the underlying reference asset, instead of selling or purchasing the underlying reference asset, if the option is exercised. In general, options are rarely exercised prior to expiration. Whether or not an option expires unexercised, the writer retains the amount of the premium.
The Fund would write a put option at an exercise price that, reduced by the premium received on the option, reflects the price it is willing to pay for the underlying reference asset. In return for the premium received for writing a put option, the Fund assumes the risk that the price of the underlying reference asset will decline below the exercise price, in which case the put option may be exercised and the Fund may suffer a loss.
In return for the premium received for writing a call option on a reference asset, the Fund foregoes the opportunity for profit from a price increase in the underlying reference asset above the exercise price so long as the option remains open, but retains the risk of loss should the price of the reference asset decline.
If an option that the Fund has written expires, the Fund will realize a gain in the amount of the premium; however, such gain may be offset by a decline in the market value of the underlying reference asset, held by the Fund during the option period. If a call option is exercised, the Fund will realize a gain or loss from the sale of the underlying reference asset, which will be increased or offset by the premium received. The obligation imposed upon the writer of an option is terminated upon the expiration of the option, or such earlier time at which the Fund effects a closing purchase transaction by purchasing an option (put or call as the case may be) identical to that previously sold. However, once the Fund has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver (for a call) or purchase (for a put) the underlying reference asset at the exercise price (if deliverable) or pay the difference between the exercise price and the value of the underlying reference asset (if cash-settled).

Purchasing Options. The Fund may purchase a put option on an underlying reference asset owned by the Fund in order to protect against an anticipated decline in the value of the underlying reference asset held by the Fund; may purchase put options on underlying reference assets against which it has written other put options; or may speculate on the value of an underlying reference asset, index or quantitative measure. The premium paid for the put option and any transaction costs would reduce any profit realized when the underlying reference asset is delivered upon the exercise of the put option. Conversely, if the underlying reference asset does not decline in value, the option may expire worthless and the premium paid for the protective put would be lost. A put option may also be purchased on an investment the Fund does not own.
The Fund may purchase a call option for the purpose of acquiring the underlying reference asset for its portfolio, or on underlying reference assets against which it has written other call options. The Fund is not required to own the underlying reference asset in order to purchase a call option. If the Fund does not own the underlying position, the purchase of a call option would enable the Fund to acquire the underlying reference asset at the exercise price of the call option plus the premium paid. So long as it holds a call option, rather than the underlying reference asset itself, the Fund is partially protected from any unexpected increase in the market price of the underlying reference asset. If the market price does not exceed the exercise price, the Fund could purchase the underlying reference asset on the open market and could allow the call option to expire, incurring a loss only to the extent of the premium paid for the option.
Straddles/Spreads/Collars. The Fund for hedging purposes, or for speculative purposes, may enter into straddles, spreads or collars to adjust the risk and return characteristics of the Fund’s overall position.
Spread and straddle options transactions. In “spread” transactions, the Fund buys and writes a put or buys and writes a call on the same underlying instrument with the options having different exercise prices, expiration dates, or both. In “straddles,” the Fund purchases a put option and a call option or writes a put option and a call option on the same instrument with the same expiration date and typically the same exercise price. When the Fund engages in spread and straddle transactions, it seeks to profit from differences in the option premiums paid and received and in the market prices of the related options positions when they are closed out or sold. Because these transactions require the Fund to buy and/or write more than one option simultaneously, the Fund’s ability to enter into such transactions and to liquidate its positions when necessary or deemed advisable may be more limited than if the Fund were to buy or sell a single option. Similarly, costs incurred by the Fund in connection with these transactions will in many cases be greater than if the Fund were to buy or sell a single option.
Option Collars. The Fund also may use option “collars.” A “collar” position combines a put option purchased by the Fund (the right of the Fund to sell a specific security within a specified period) with a call option that is written by the Fund (the right of the counterparty to buy the same security) in a single instrument. The Fund’s right to sell the security is typically set at a price that is below the counterparty’s right to buy the security. Thus, the combined position “collars” the performance of the underlying security, providing protection from depreciation below the price specified in the put option, and allowing for participation in any appreciation up to the price specified by the call option.
Rights and Warrants. Rights are equity securities representing a preemptive right of stockholders to purchase additional shares of a stock at the time of a new issuance, before the stock is offered to the general public. A stockholder who purchases rights may be able to retain the same ownership percentage after the new stock offering. A right usually enables the stockholder to purchase common stock at a price below the initial offering price. The Fund that purchases a right takes the risk that the right might expire worthless because the market value of the common stock falls below the price fixed by the right.
The Fund may purchase warrants. A warrant gives the holder the right to purchase securities from the issuer at a specific price within a certain time frame and is similar to a call option. The main difference between warrants and call options is that warrants are issued by the company that will issue the underlying security, whereas options are not issued by the company. Young, unseasoned companies often issue warrants to finance their operations.
Futures Contracts.

Futures Contracts.
A futures contract is a standardized agreement to buy or sell a specified amount of a specified security, currency, commodity, interest rate or index (or deliver a cash settlement price, in the case of certain futures such as an index future, interest rate future or volatility future) for a specified price at a designated future date, time and place. A “sale” of a futures contract means the acquisition of a contractual obligation to deliver the underlying instrument or asset called for by the contract at a specified price on a specified date. A “purchase” of a futures contract means the acquisition of a contractual obligation to acquire the underlying instrument or asset called for by the contract at a specified price on a specified date. Futures contracts are generally bought and sold on futures exchanges referred to as designated contract markets and are held through a broker, known as a futures commission merchant (FCM), that is a member of the designated contract market and its related clearinghouse. The designated contract market sets the specifications of the relevant futures contract, including the date, time and place of delivery or settlement of the contract and the quantity of the underlying instrument or asset per contract.
The Fund will only enter into futures contracts that are traded (either domestically or internationally) on futures exchanges or certain exempt markets including exempt boards of trade and electronic trading facilities; and are standardized as to maturity date and underlying instrument or asset. Futures exchanges and trading thereon in the United States are regulated under the CEA by the CFTC. Foreign futures exchanges or exempt markets and trading thereon are not regulated by the CFTC and may not be subject to the same regulatory controls. In addition, futures contracts that are traded on non-U.S. exchanges or exempt markets may not be as liquid as those purchased on CFTC-designated contract markets.
Brokerage fees are incurred when a futures contract is bought or sold, and margin deposits must be maintained at all times when a futures contract is outstanding. “Margin” for a futures contract is the amount of funds that must be deposited by the Fund with the applicable FCM in order to initiate trading in the futures contract and maintain its open positions in futures contract. A margin deposit made when the futures contract is entered (initial margin) is intended to ensure the Fund’s performance under the futures contract. The initial margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange or the FCM during the term of the futures contract.
Subsequent payments, called “variation margin,” received from or paid to the FCM through which the Fund holds the futures contract will be made on a daily basis as the futures contract price fluctuates making the futures contract more or less valuable, a process known as marking-to-market. When the futures contract is closed out, if the Fund has a loss equal to or greater than the margin amount, the margin amount is paid to the FCM along with any loss in excess of the margin amount. If the Fund has a loss of less than the margin amount, the excess margin is returned to the Fund. If the Fund has a gain, the full margin amount and the amount of the gain are paid to the Fund and the FCM pays the Fund any excess gain over the margin amount.
There is a risk of loss by the Fund of the initial and variation margin deposits in the event of bankruptcy or insolvency of the FCM with which the Fund has an open position in a futures contract. The assets of the Fund may not be fully protected in the event of the bankruptcy or insolvency of the FCM or clearinghouse because the Fund might be limited to recovering only a pro rata share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, the Fund is also subject to the risk that the FCM could use the Fund’s assets, which are held in an omnibus account with assets belonging to the FCM’s other customers, to satisfy its own financial obligations or the payment obligations of another customer to the clearinghouse.
Closing out an open futures contract is effected by entering into an offsetting futures contract for the same aggregate amount of the identical underlying instrument or asset and the same delivery or settlement date. There can be no assurance, however, that the Fund will be able to enter into an offsetting contract with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting contract, it will continue to be required to maintain the margin deposits on the futures contract.

In addition, if the Fund were unable to liquidate a futures contract or an option on a futures contract position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments.
Types of Futures Contracts:
Commodity Futures: A commodity futures contract is an exchange-traded contract to buy or sell a particular commodity at a specified price at some time in the future. Commodity futures contracts are highly volatile; therefore, the prices of the Fund’s Shares may be subject to greater volatility to the extent it invests in commodity futures.
Currency Futures: A currency futures contract is a standardized, exchange-traded contract to buy or sell a particular currency at a specified price at a future date (commonly three months or more). Currency futures contracts may be highly volatile and thus result in substantial gains or losses to the Fund.
The Fund may either exchange the currencies specified at the maturity of a currency futures contract or, prior to maturity, enter into a closing transaction involving the purchase or sale of an offsetting contract. The Fund may also enter into currency futures contracts that do not provide for physical settlement of the two currencies but instead are settled by a single cash payment calculated as the difference between the agreed upon exchange rate and the spot rate at settlement based upon an agreed upon notional amount. Closing transactions with respect to currency futures contracts are usually effected with the counterparty to the original currency futures contract.
Index Futures: An index futures contract is an exchange-traded contract that provides for the delivery, at a designated date, time and place, of an amount of cash equal to a specified dollar amount times the difference between the index value at the close of trading on the date specified in the contract and the price agreed upon in the futures contract; no physical delivery of securities comprising the index is made. Index futures can be based on stock, bond or other indices. Such indices cannot be purchased or sold directly.
Interest Rate Futures: An interest rate futures contract is an exchange-traded contract in which the specified underlying security is either an interest-bearing fixed income security or an inter-bank deposit. Two examples of common interest rate futures contracts are U.S. Treasury futures and SOFR futures contracts. The specified security for U.S. Treasury futures is a U.S. Treasury security. The specified security for SOFR futures is the Secured Overnight Financing Rate (SOFR), which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities
Dividend Futures: A dividend futures contract is an exchange-traded contract to purchase or sell an amount equal to the total dividends paid by a selected security, basket of securities or index, over a period of time for a specified price that is based on the expected dividend payments from the selected security, basket of securities or index.
Security Futures: A security futures contract is an exchange-traded contract to purchase or sell, in the future, a specified quantity of a security (other than a Treasury security), or a narrow-based securities index at a certain price.
Options on Futures Contracts. Options on futures contracts are similar to options on securities or currencies except that options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures contract position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures contract margin account.
Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

A forward foreign currency contract is an obligation to buy or sell a particular currency in exchange for another currency, which may be U.S. dollars, at a specified exchange rate on a future date. Forward foreign currency contracts are typically individually negotiated and privately traded by currency traders and their customers in the interbank market. The Fund may enter into forward foreign currency contracts with respect to a specific purchase or sale of a security, or with respect to its portfolio positions generally.
At the maturity of a forward foreign currency contract, the Fund may either exchange the currencies specified at the maturity of the contract or, prior to maturity, the Fund may enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward foreign currency contracts may or may not be effected with the counterparty to the original forward contract. The Fund may also enter into forward foreign currency contracts that do not provide for physical exchange of the two currencies on the settlement date but instead provide for settlement by a single cash payment calculated as the difference between the agreed upon exchange rate and the spot rate at settlement based upon an agreed upon notional amount (non-deliverable forwards).
Under definitions adopted by the CFTC and SEC, non-deliverable forwards are considered swaps, and therefore are included in the definition of “commodity interests.” Although non-deliverable forwards have historically been traded in the OTC market, as swaps they may in the future be required to be centrally cleared and traded on public execution facilities. For more information on central clearing and trading of cleared swaps, see “Swaps” and “Special Regulatory Risks of Derivatives.” Forward foreign currency contracts that qualify as deliverable forwards are not regulated as swaps for most purposes, and are not included in the definition of “commodity interests.” However these forwards are subject to some requirements applicable to swaps, including reporting to swap data repositories, documentation requirements, and business conduct rules applicable to swap dealers. CFTC regulation of forward foreign currency contracts, especially non-deliverable forwards, may restrict the Fund’s ability to use these instruments in the manner described above or subject Invesco to CFTC registration and regulation as a CPO.
The cost to the Fund of engaging in forward foreign currency contracts varies with factors such as the currencies involved, the length of the contract period, differences in prevailing interest rates in the jurisdictions associated with the two currencies and the prevailing market conditions. Because forward foreign currency contracts are usually entered into on a principal basis, no fees or commissions are typically involved. The use of forward foreign currency contracts for hedging does not eliminate fluctuations in the prices of the underlying securities the Fund owns or intends to acquire, but it does establish a rate of exchange in advance. While forward foreign currency contract sales limit the risk of loss due to a decline in the value of the hedged currencies, they also limit any potential gain that might result should the value of the currencies increase.
Valuation Risk
The Fund is subject to valuation risk, which is the risk that one or more of the investments that the Fund holds are valued at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market fluctuations, human error, or, with respect to securities for which there are no readily available market quotations, the inherent difficulty in determining the fair value of certain types of investments. The Adviser may, but is not required to, use an independent pricing service, dealers or an Investment Manager (other than the Adviser) to assist with valuing securities at their fair market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value.
A significant amount of the Fund’s investments are expected to be in investments that do not have readily ascertainable market prices. Assets that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the Adviser (who may consider, as one input among others, certain procedures performed by an Investment Manager other than the Adviser or one or more independent valuation firms, if any). In connection with that determination, valuations will be prepared using inputs from the sponsor in the case of a sponsor-managed structured and/or securitized product or vehicle. The Adviser may also consider preliminary valuations obtained from independent valuation firms and/or proprietary models depending on the availability of information on the Fund’s assets and the type of asset being valued, all in accordance with the Fund’s valuation policy. The ability to value investments may also be impacted by technological issues and/or errors by pricing services or other third-party service providers.
Because fair values, and particularly fair values of private investments, are inherently uncertain, may fluctuate over short periods of time, and are often based to a large extent on estimates, comparisons and qualitative evaluations of private information, the Fund’s determinations of fair value may differ materially from the values that would have been determined if a ready market for these securities existed. There can be no assurance that valuation decisions with respect to an investment will represent the value realized by the Fund on the eventual disposition of such investment or that would, in fact, be realized upon an immediate disposition of such investment on the date of its valuation.
The value at which the Fund’s investments can be sold may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of the sales may also affect the values obtained on the sales. The Fund invests a significant amount of its assets in private assets for which no public market exists. In addition, the Fund’s compliance with the asset diversification tests under the Code depends on the fair market values of the Fund’s assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes in order to cure a violation thereof.
Financial information related to securities of non-U.S. issuers may be less reliable than information related to securities of U.S. issuers, which may make it difficult to obtain a current price for a non-U.S. security held by the Fund. To the extent that the investments held by the Fund trade on foreign exchanges or in foreign markets that may be closed when the securities exchange on which the Fund’s shares trade is open, there are likely to be deviations between the current price of such investment and the last quoted price for the investment (i.e., the Fund’s quote from the closed foreign market).
The Fund’s net asset value is a critical component in several operational matters including computation of the management fee payable by the Fund, and determination of the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses Shareholders will pay, the price a Shareholder will receive in connection with a repurchase offer and the number of Shares an investor will receive upon investing in the Fund.
As noted above, the Adviser expects to receive information for the Fund’s investments in certain assets which it may use to calculate the Fund’s net asset value on a monthly or quarterly basis, often on a significant delay. The Adviser generally does not expect to receive updated information from the sponsors or issuers more frequently. As a result, the Fund’s net asset value attributable to such investments, may be based on portfolio company information from the prior month or quarter. The Fund may need to sell certain investments in order to maintain sufficient liquidity in connection with a repurchase offer. A subsequent decrease in the valuation of the Fund’s investments after a repurchase offer could potentially disadvantage remaining Shareholders to the benefit of Shareholders whose Shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund’s investments could potentially disadvantage Shareholders whose Shares were accepted for repurchase to the benefit of remaining Shareholders. Similarly, a subsequent decrease in the valuation of the Fund’s investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing Shareholders, and a subsequent increase in the valuation of the Fund’s investments after a subscription could potentially disadvantage pre-existing Shareholders to the benefit of subscribing investors.
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Conflicts of Interest Created by Valuation Process for Certain Portfolio Holdings. The Fund’s portfolio investments may include loans that are not publicly traded and for which no market based price quotation is available. As a result, the fair value of these loans will be determined in good faith in accordance with the valuation policy approved by the Board and related procedures. In connection with that determination, investment professionals from the Adviser may provide input regarding valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. The participation of the Adviser’s investment professionals in the Fund’s valuation process could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of the Fund’s assets
Environmental, Social and Governance (ESG) Considerations
The ESG considerations described herein may not be used by the Fund and will vary depending on the Fund's particular investment strategy and in accordance with what the Fund’s investment team deems relevant when making investment decisions. The ESG considerations described herein may not be applied or evaluated with respect to each issuer or Fund investment. Further, the Fund’s prospectus may describe additional ESG strategies and risks.
ESG considerations, either quantitative or qualitative, may be utilized as a component of the Fund's investment process to implement its investment strategy in pursuit of its investment objective.  ESG factors may be incorporated to evaluate an issuer, as part of risk analysis, credit analysis or in other manners. ESG factors may vary across types of investments and issuers, and not every ESG factor may be identified or evaluated. The incorporation of ESG factors may affect the Fund’s exposure to certain issuers or industries and may not work as intended. The Fund may underperform other funds that do not assess an issuer’s ESG factors as part of the investment process or that use a different methodology to identify and/or incorporate ESG factors. Because ESG considerations may be used as one part of an overall investment process, the Fund may still invest in securities of issuers that are not considered ESG-focused or that may be viewed as having a high ESG risk profile. As investors can differ in their views regarding ESG factors, the Fund may invest in issuers that do not reflect the views with respect to ESG of any particular investor. Information used by the Fund to evaluate such factors, including information from reliance on third-party research and/or proprietary research, may not be readily available, complete or accurate, and may vary across providers and issuers as ESG is not a uniformly defined characteristic, which could negatively impact the Fund’s ability to accurately assess an issuer, which could negatively impact the Fund’s performance. There is no guarantee that the evaluation of ESG considerations will be additive to the Fund’s performance.
Receipt of Issuer’s Nonpublic Information
The Investment Managers (through their portfolio managers, analysts, or other representatives) may receive material nonpublic information about an issuer that may restrict the ability of the Investment Managers to cause the Fund to buy or sell securities of the issuer on behalf of the Fund for substantial periods of time. This may impact the Fund's ability to realize profit or avoid loss with respect to the issuer and may adversely affect the Fund's flexibility with respect to buying or selling securities, potentially impacting Fund performance. For example, activist investors of certain issuers in which the Investment Managers hold large positions may contact representatives of the Investment Managers and may disclose material nonpublic information in such communication. The Investment Managers would be restricted from trading on the basis of such material nonpublic information, limiting their flexibility in managing the Fund and possibly impacting Fund performance.
Business Continuity and Operational Risk
The Adviser, the Fund and the Fund's service providers may experience disruptions or operating errors, such as processing errors or human errors, inadequate or failed internal or external processes, systems or technology failures, or other disruptive events, that could negatively impact and cause disruptions in normal business operations of the Adviser, the Fund or the Fund's service providers. The Adviser has developed a Business Continuity Program (the “Program”) designed to minimize the disruption of normal business operations in the event of an adverse incident affecting the Fund, the Adviser and/or its affiliates. The Program is also designed to enable the Adviser to reestablish normal business operations in a timely manner during such an adverse incident; however, there are inherent limitations in such programs (including the possibility that contingencies have not been anticipated and procedures do not work as intended) and, under some circumstances (e.g. natural disasters, terrorism, public health crises, power or utility shortages and failures, system failures or malfunctions), the Adviser, its affiliates, and any service providers or vendors used by the Adviser, its affiliates, or the Fund could be prevented or hindered from providing services to the Fund for extended periods of time. These circumstances could cause disruptions and negatively impact the Fund's service providers and the Fund's business operations, potentially including an inability to process Fund shareholder transactions, an inability to calculate the Fund’s net asset value and price the Fund’s investments, and impediments to trading portfolio securities.
Artificial Intelligence Risk
The rapid development and increasingly widespread use of certain artificial intelligence technologies, including, but not limited to, machine learning technology and generative and agentic artificial intelligence technologies (collectively “AI Technologies”), may adversely impact markets, the overall performance of the Fund's investments, or the services provided to the Fund by its service providers. For example, issuers in which the Fund invests and/or service providers to the Fund (including, without limitation, the Fund’s investment adviser, sub-adviser, fund accountant, custodian, or transfer agent) may use and/or expand the use of AI Technologies in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on business operations. AI Technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, and it is possible that the information provided through use of AI Technologies could be insufficient, incomplete, inaccurate, misleading or biased, leading to adverse effects for the Fund, including, potentially, errors in decision making, reputational, financial or social harm, legal or operational challenges and investment losses. Inappropriate use of AI Technologies or overreliance on AI outputs without adequate human oversight may further exacerbate these risks. Additionally, the broader use of AI Technologies could impact the market as a whole, including by way of use by malicious actors for market manipulation, fraud and cyberattacks, and may face regulatory scrutiny in the future, which could limit the development of this technology and impede the growth of companies that develop and use AI.
To the extent the Fund invests in companies that develop, implement, or are otherwise involved in AI Technologies, the Fund may be particularly sensitive to the risks of those types of companies. These risks include, but are not limited to, small or limited markets for such securities, changes in business cycles, world economic growth, impediments to technological progress, rapid obsolescence, and government regulation. Such companies may have limited product lines, markets, financial resources, or personnel. Securities of such companies, especially smaller, start-up companies, tend to be more volatile than securities of companies that do not rely heavily on technology. Rapid changes to AI Technologies that affect a company’s products could have a material adverse effect on such company’s operating results. Companies that are extensively involved in AI Technologies also may rely heavily on a combination of patents, copyrights, trademarks, and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by these companies to protect their proprietary rights will be adequate to prevent the misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such companies’ technology. Such companies may engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful.
Actual usage of AI Technologies by the Fund’s service providers and issuers in which the Fund invests will vary. AI Technologies and their current and potential future applications, and the regulatory frameworks within which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of future applications or regulations and the associated risks to the Fund.
Cybersecurity Risk
With the increased use of technologies such as the Internet to conduct business, the Fund, like all companies, may be susceptible to operational, information security and related risks. Cybersecurity incidents involving the Fund and its service providers (including, without limitation, the Fund’s investment adviser, sub-adviser, fund accountant, custodian, transfer agent and financial intermediaries) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of Fund shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs.

Cybersecurity incidents can result from deliberate cyberattacks or unintentional events and may arise from external or internal sources. Cyberattacks may include infection by malicious software or gaining unauthorized access to digital systems, networks or devices that are used to service the Fund's operations (e.g., by “hacking” or “phishing”). Cyberattacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). These cyberattacks could cause the misappropriation of assets or personal information, corruption of data or operational disruptions. Geopolitical tensions may, from time to time, increase the scale and sophistication of deliberate cyberattacks.
Similar adverse consequences could result from cybersecurity incidents affecting issuers of securities in which the Fund invests, counterparties with which the Fund engages, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies, other financial institutions and other parties. In addition, substantial costs may be incurred in order to prevent any cybersecurity incidents in the future. Although the Fund's service providers may have established business continuity plans and risk management systems to mitigate cybersecurity risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. The Fund and its shareholders could be negatively impacted as a result.
The rapid development and increasingly widespread use of AI Technologies (as discussed under “Artificial Intelligence Risk” herein) could increase the effectiveness of cyberattacks and exacerbate the risks.
Foreign Investments
Foreign Securities. Foreign securities are equity or debt securities issued by issuers outside the United States, and include securities in the form of American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), Global Depositary Receipts (GDRs) or other securities representing underlying securities of foreign issuers (foreign securities). ADRs are receipts, issued by U.S. banks, for the shares of foreign corporations, held by the bank issuing the receipt. ADRs are typically issued in registered form, denominated in U.S. dollars and designed for use in the U.S. securities markets. GDRs are bank certificates issued in more than one country for shares in a foreign company. The shares are held by a foreign branch of an international bank. GDRs trade as domestic shares but are offered for sale globally through the various bank branches. GDRs are typically used by private markets to raise capital and are denominated in either U.S. dollars or foreign currencies. EDRs are similar to ADRs and GDRs, except they are typically issued by European banks or trust companies, denominated in foreign currencies and designed for use outside the U.S. securities markets. ADRs, EDRs and GDRs entitle the holder to all dividends and capital gains on the underlying foreign securities, less any fees paid to the bank. Purchasing ADRs, EDRs or GDRs gives the Fund the ability to purchase the functional equivalent of foreign securities without going to the foreign securities markets to do so. ADRs, EDRs or GDRs that are “sponsored” are those where the foreign corporation whose shares are represented by the ADR, EDR or GDR is actively involved in the issuance of the ADR, EDR or GDR and generally provides material information about the corporation to the U.S. market. An “unsponsored” ADR, EDR or GDR program is one where the foreign corporation whose shares are held by the bank is not obligated to disclose material information in the United States, and, therefore, the market value of the ADR, EDR or GDR may not reflect important facts known only to the foreign company.
Foreign debt securities include corporate debt securities of foreign issuers, certain foreign bank obligations (see “Bank Instruments”) and U.S. dollar or foreign currency denominated obligations of foreign governments or their subdivisions, agencies and instrumentalities (see “Foreign Government Obligations”), international agencies and supranational entities.
The Fund considers various factors when determining whether a company is in a particular country or in a particular region/continent, including whether (1) it is organized under the laws of a country or in a country in a particular region/continent; (2) it has a principal office in a country or in a country in a particular region/continent; (3) it derives 50% or more of its total revenues from businesses in a country or in a country in a particular region/continent; (4) its securities are traded principally on a security exchange, or in an overthe-counter (OTC) market, in a particular country or in a country in a particular region/continent; and/or

(5) its “country of risk as determined by a third party service provider such as Bloomberg. The issuer’s “country of risk” is determined based on a number of criteria, including its country of domicile, the primary stock exchange on which it trades, the location from which the majority of its revenue comes, and its reporting currency.
Investments by the Fund in foreign securities, including ADRs, EDRs and GDRs, whether denominated in U.S. dollars or foreign currencies, may entail all of the risks set forth below in addition to those accompanying an investment in issuers in the United States.
Currency Risk. The value in U.S. dollars of the Fund’s non-dollar-denominated foreign investments will be affected by changes in currency exchange rates. The U.S. dollar value of a foreign security decreases when the value of the U.S. dollar rises against the foreign currency in which the security is denominated and increases when the value of the U.S. dollar falls against such currency.
Political and Economic Risk. The economies of many countries may not be as developed as that of the United States’ economy and may be subject to significantly different forces. Political, economic or social instability and development, expropriation or confiscatory taxation, and limitations on the removal of funds or other assets could also adversely affect the value of portfolio investments. Certain foreign companies may be subject to sanctions, embargoes, or other governmental actions that may impair or otherwise limit the ability to invest in, receive, hold or sell the securities of such companies. These factors may affect the value of investments in those companies. Certain companies may operate in, or have dealings with, countries that the U.S. government has identified as state sponsors of terrorism. As a result, such companies may be subject to specific constraints or regulations under U.S. law and, additionally, may be subject to negative investor perception, either of which could adversely affect such companies’ performance. Further, war and military conflict between countries or in a region, for example the continuing conflicts in Ukraine and the Middle East, may have an impact on the value of portfolio investments.
Regulatory Risk. Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls and disclosure requirements imposed on U.S. issuers and, as a consequence, there is generally less publicly available information about foreign securities than is available about domestic securities. Foreign companies may not be subject to uniform accounting, auditing and financial reporting standards, corporate governance practices and requirements comparable to those applicable to domestic companies. Therefore, financial information about foreign companies may be incomplete, or may not be comparable to the information available on U.S. companies. Income from foreign securities owned by the Funds may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to Fund shareholders.
There is generally less government supervision and regulation of securities exchanges, brokers, dealers, and listed companies in foreign countries than in the U.S., thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Foreign markets may also have different clearance and settlement procedures. If the Fund experiences settlement problems, it may result in temporary periods when a portion of that Fund’s assets are uninvested and could cause it to miss attractive investment opportunities or create a potential liability to that Fund arising out of its inability to fulfill a contract to sell such securities.
Market Risk. Investing in foreign markets generally involves certain risks not typically associated with investing in the United States. The securities markets in many foreign countries will have substantially lower trading volume than the U.S. markets. As a result, the securities of some foreign companies may be less liquid and experience more price volatility than comparable domestic securities. Obtaining and/or enforcing judgments in foreign countries may be more difficult, and there is generally less government regulation and supervision of foreign stock exchanges, brokers and issuers, each of which may make it more difficult to enforce contractual obligations. Increased custodian costs as well as administrative costs (such as the need to use foreign custodians) may also be associated with the maintenance of assets in foreign jurisdictions. In addition, transaction costs in foreign securities markets are likely to be higher, since brokerage commission rates in foreign countries are likely to be higher than in the United States.

Risks Related to Armed Conflict and Geopolitical Tension. As a result of increasingly interconnected global economies and financial markets, armed conflict and geopolitical tension between countries or in a geographic region, for example the armed conflicts between Russia and Ukraine in Europe and among various countries, paramilitary organizations, and other armed political actors in the Middle East, have the potential to adversely impact Fund investments. Such conflicts and tensions, and other corresponding events, have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity, and overall uncertainty. The negative impacts may be particularly acute in certain sectors. The timing and duration of such conflicts and tensions, resulting sanctions, related events and other impacts cannot be predicted. The foregoing may result in a negative impact on Fund performance and the value of an investment in the Fund, even beyond any direct investment exposure the Fund may have to issuers located in or with significant exposure to an impacted country or geographic region.
Risks Related to Russian Invasion of Ukraine. In late February 2022, Russian military forces invaded Ukraine, significantly amplifying already existing geopolitical tensions among Russia, Ukraine, Europe, the North Atlantic Treaty Organization (NATO), and the West. Russia’s invasion, the responses of countries and political bodies to Russia’s actions, and the potential for wider conflict may increase financial market volatility and could have severe adverse effects on regional and global economic markets, including the markets for certain securities and commodities such as oil and natural gas.
Following Russia’s actions, various countries, including the U.S., Canada, the United Kingdom, Germany, and France, among others, as well as the European Union, issued broad-ranging economic sanctions against Russia. The sanctions freeze certain Russian assets and prohibit trading by individuals and entities in certain Russian securities, engaging in certain private transactions, and doing business with certain Russian corporate entities, large financial institutions, officials and oligarchs. The sanctions led to the removal of selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, commonly called “SWIFT,” the electronic network that connects banks globally, and imposed restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. A number of large corporations have since withdrawn from Russia or suspended or curtailed their Russia-based operations.
The imposition of these current sanctions (and the potential for further sanctions in response to Russia’s continued military activity) and other actions undertaken by countries and businesses may adversely impact various sectors of the Russian economy, including, but not limited to, the financials, energy, metals and mining, engineering, and defense and defense-related materials sectors. Such actions have resulted in the decline of the value and liquidity of Russian securities, and a weakening of the ruble, and could impair the ability of the Fund to buy, sell, receive, or deliver those securities. Moreover, the measures could adversely affect global financial and energy markets and thereby negatively affect the value of the Fund’s investments beyond any direct exposure to Russian issuers or those of adjoining geographic regions.
In response to sanctions, the Russian Central Bank raised its interest rates and banned sales of local securities by foreigners. Russia also prevented the export of certain goods and payments to foreign shareholders of Russian securities. Additionally, Russia, by presidential decree, has caused the transfer of all Russian equity securities to local Russian registrar accounts, which could impact the ability of the Fund's custodian and sub-custodian to provide reasonable care over such securities as required by applicable U.S. regulatory custody requirements. Russia may take additional countermeasures or retaliatory actions, which may further impair the value and liquidity of Russian securities and Fund investments. Such actions could, for example, include restricting gas exports to other countries, the seizure of U.S. and European residents’ assets, or undertaking or provoking other military conflict elsewhere in Europe, any of which could exacerbate negative consequences on global financial markets and the economy. The actions discussed above could have a negative effect on the performance of Fund that may have exposure to Russia. While diplomatic efforts have been ongoing, the conflict between Russia and Ukraine is unpredictable and has the potential to result in broader military actions. The duration of the ongoing conflict and corresponding sanctions and related events cannot be predicted and may result in a negative impact on Fund performance and the value of Fund investments, particularly as it relates to Russian exposure.
Natural Disaster/Epidemic Risk
Natural or environmental disasters such as earthquakes, wildfires, floods, hurricanes, tsunamis, other severe weather-related phenomena, and widespread disease including pandemics and epidemics, can be highly disruptive to economies and markets, sometimes severely so, and can adversely impact individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Fund's investments. Given the increasing interdependence among global economies and markets, conditions in one country, market, or region are increasingly likely to adversely affect markets, issuers, and/or foreign exchange rates in other countries, including the U.S. These disruptions could prevent the Fund from executing advantageous investment decisions in a timely manner and negatively impact the Fund's ability to achieve its investment objectives. Any such event(s) could have a significant adverse impact on the value and risk profile of the Fund.
The spread of the human coronavirus disease beginning in 2019 (COVID-19) is an example. In the first quarter of 2020, the World Health Organization (WHO) recognized COVID-19 as a global pandemic and both the WHO and the U.S. declared the outbreak a public health emergency. The subsequent spread of COVID-19 resulted in, among other significant adverse economic impacts, instances of market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. Efforts to contain the spread of COVID-19 resulted in travel restrictions, closed international borders, disruptions of healthcare systems, business operations (including business closures) and supply chains, employee layoffs and general lack of employee availability, lower consumer demand, and defaults and credit downgrades, all of which contributed to disruption of global economic activity across many industries and exacerbated other pre-existing political, social and economic risks domestically and globally. Although the WHO and the U.S. ended their declarations of COVID-19 as a global health emergency in May 2023, the full economic impact at the macro-level and on individual businesses, as well as the potential for a future reoccurrence of COVID or the occurrence of a similar epidemic or pandemic, are unpredictable and could result in significant and prolonged adverse impact on economies and financial markets in specific countries and worldwide and thereby negatively affect the Fund’s performance.
Custody and Banking Risks
The Fund’s assets may be maintained with one or more banks or other depository institutions (“banking institutions”), including both US and non-US banking institutions. In addition, the Fund’s assets may be maintained at regional (or mid-size) banking institutions or large banking institutions. Regional banking institutions are generally subject to fewer regulatory safeguards than large banking institutions, causing regional banking institutions to be perceived as having greater credit risk than large banking institutions. The Fund may enter into credit facilities or have other financial relationships with banking institutions. The distress, impairment or failure of one or more banking institutions, whether or not holding the Fund’s assets, may inhibit the ability of the Fund to access depository accounts or lines of credit at all or in a timely manner. Such events can be caused by various factors including negative market sentiment, significant withdrawals, fraud, or poor management. In such cases, the Fund may need to delay or forgo making new investments, or the Fund may need to sell another investment to raise cash when it is not desirable to do so, which could result in lower performance. In the event of such a failure of a banking institution, access to such accounts could be restricted and U.S. Federal Deposit Insurance Corporation (FDIC) protection may not be available for balances in excess of the amounts insured by the FDIC (and similar considerations may apply to banking institutions in other jurisdictions not subject to FDIC protection). In such instances, the Fund may not recover such excess uninsured amounts and instead would only have an unsecured claim against the banking institution and may be able to recover only the residual value of the banking institution’s assets, if any value is recovered at all. The loss of any assets maintained with a banking institution or the inability to access such assets for a period of time, even if ultimately recovered, could be materially adverse to the Fund. In addition, the Fund’s Adviser may not be able to identify all potential solvency or stress concerns with respect to a banking institution or transfer assets from one bank to another in a timely manner in the event a banking institution comes under stress or fails. It is also possible that the Fund will incur additional expenses or delays in putting in place alternative arrangements or that such alternative arrangements will be less favorable than those formerly in place (with respect to access to capital, economic terms, or otherwise).
Litigation Risk
From time to time, the Fund may pursue or be involved as a named party in litigation arising in connection with its role or status as a shareholder, bondholder, lender or holder of portfolio investments, its own activities, or other circumstances. Litigation that affects the Fund’s portfolio investments may result in the reduced value of such investments or higher portfolio turnover if the Fund determines to sell such investments. Litigation could result in significant expenses, reputational damage, increased insurance premiums, adverse judgment liabilities, settlement liabilities, injunctions, diversions of Fund resources, disruptions to Fund operations and/or other similar adverse consequences, any of which may increase the expenses incurred by the Fund or adversely affect the value of the Fund’s shares.
Portfolio Turnover
The Fund calculates its portfolio turnover rate by dividing the value of the lesser of purchases or sales of portfolio securities for the fiscal period by the monthly average of the value of portfolio securities owned by the Fund during the fiscal period. A 100% portfolio turnover rate would occur, for example, if all of the portfolio securities (other than short-term securities) were replaced once during the fiscal period. Portfolio turnover rates will vary from year to year, depending on market conditions. The Fund did not experience significant variations in portfolio turnover during the two most recently completed fiscal years.

MANAGEMENT OF THE FUND
TRUSTEES AND OFFICERS
As of May 31, 2026
The business and affairs of the Fund are managed under the direction of the Fund’s Board of Trustees (the “Board”) and the Fund’s officers appointed by the Board. The tables below list the trustees and executive officers of the Fund and their principal occupations and other directorships held by trustees and their affiliations, if any, with Invesco Advisers, Inc. (“Invesco” or the “Adviser”), the Fund’s investment adviser, or its affiliates. The “Fund Complex” includes each of the investment companies (“Invesco Funds”) advised by the Adviser as of the date of this SAI. The trustees serve for the life of the Fund, subject to their earlier death, incapacitation, resignation, retirement or removal as more specifically provided in the Fund’s organizational documents. Each officer serves for a one year term or until their successors are elected and qualified.
Interested Trustees
Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years
Jeffrey H. Kupor[1] - 1968	Trustee	2024
Senior Managing Director,
Company Secretary and
General Counsel, Invesco
Ltd.; Trustee, Invesco
Foundation, Inc.; Director,
Invesco Advisers, Inc.;
Executive Vice President,
Invesco Asset
Management (Bermuda),
Ltd. and Invesco
Investments (Bermuda)
Ltd.; and Vice President,
Invesco Group Services,
Inc.

Formerly: Head of Legal
of the Americas, Invesco
Ltd.; Senior Vice President
and Secretary, Invesco
Advisers, Inc. (formerly
known as Invesco
Institutional (N.A.), Inc.)
(registered investment
adviser); Secretary,
Invesco Distributors, Inc.
(formerly known as
Invesco AIM Distributors,
Inc.); Vice President and
Secretary, Invesco
Investment Services, Inc.
(formerly known as
Invesco AIM Investment
Services, Inc.); Senior
Vice President, Chief
Legal Officer and
Secretary, The Invesco
Funds; Secretary and
General Counsel, Invesco
Investment Advisers LLC
(formerly known as Van
				146	None

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years

Kampen Asset
Management); Secretary
and General Counsel,
Invesco Capital Markets,
Inc. (formerly known as
Van Kampen Funds Inc.)
and Chief Legal Officer,
Invesco Exchange-Traded
Fund Trust, Invesco
Exchange-Traded Fund
Trust II, Invesco India
Exchange-Traded Fund
Trust, Invesco Actively
Managed Exchange-
Traded Fund Trust,
Invesco Actively Managed
Exchange-Traded
Commodity Fund Trust
and Invesco Exchange-
Traded Self-Indexed Fund
Trust; Secretary and Vice
President, Harbourview
Asset Management
Corporation; Secretary
and Vice President,
Oppenheimer Funds, Inc.
and Invesco Managed
Accounts, LLC; Secretary
and Senior Vice President,
OFI Global Institutional,
Inc.; Secretary and Vice
President, OFI SteelPath,
Inc.; Secretary and Vice
President, Oppenheimer
Acquisition Corp.;
Secretary and Vice
President, Shareholder
Services, Inc.; Secretary
and Vice President, Trinity
Investment Management
Corporation, Senior Vice
President, Invesco
Distributors, Inc.;
Secretary and Vice
President, Jemstep, Inc.;
Head of Legal, Worldwide
Institutional, Invesco Ltd.;
Secretary and General
Counsel, INVESCO
Private Capital
Investments, Inc.; Senior
Vice President, Secretary
and General Counsel,
Invesco Management
Group, Inc. (formerly
known as Invesco AIM
Management Group, Inc.);

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years

Assistant Secretary,
INVESCO Asset
Management (Bermuda)
Ltd.; Secretary and
General Counsel, Invesco
Private Capital, Inc.;
Assistant Secretary and
General Counsel,
INVESCO Realty, Inc.;
Secretary and General
Counsel, Invesco Senior
Secured Management,
Inc.; Secretary, Sovereign
G./P. Holdings Inc.;
Secretary, Invesco
Indexing LLC; and
Secretary, W.L. Ross &
Co., LLC

Douglas Sharp[1]– 1974	Trustee	2024	Senior Managing Director and Head of Americas & EMEA, Invesco Ltd. Formerly: Director and Chairman, Invesco UK Limited; and Director, Chairman and Chief Executive, Invesco Fund Managers Limited	146	None
1.
Mr. Kupor and Mr. Sharp are considered interested persons (within the meaning of the Section 2(a)(19) of the 1940 Act) of the Funds because they are officers of the Adviser, and officers of Invesco Ltd., the ultimate parent of the Adviser.
Independent Trustees
Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years

Beth Ann Brown – 1968	Trustee (2019) and Chair (2022)	2021	Independent Consultant Formerly: Head of Intermediary Distribution, Managing Director, Strategic Relations, Managing Director, Head of National Accounts, Senior Vice President, National Account Manager and Senior Vice President, Key Account Manager, Columbia Management Investment Advisers LLC; and Vice President, Key Account Manager, Liberty	146
Director, Board of
Directors of Caron
Engineering Inc.
Formerly: Advisor,
Board of Advisors of
Caron Engineering
Inc.; President and
Director, Acton
Shapleigh Youth
Conservation Corps
(non-profit); President
and Director of
Grahamtastic
Connection (non-
profit).; and Trustee of
certain Oppenheimer

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years
			Funds Distributor, Inc.		Funds
Carol Deckbar – 1962	Trustee	2024	Formerly: Executive Vice President and Chief Product Officer, TIAA Financial Services; Executive Vice President and Principal, College Retirement Equities Fund at TIAA; Executive Vice President and Head of Institutional Investments and Endowment Services, TIAA	146	Formerly: Board Member, TIAA Asset Management, Inc.; and Board Member, TH Real Estate Group Holdings Company
Cynthia Hostetler —1962	Trustee	2021	Non-Executive Director and Trustee of a number of public and private business corporations Formerly: Director, Aberdeen Investment Funds (4 portfolios); Director, Artio Global Investment LLC (mutual fund complex); Director, Edgen Group, Inc. (specialized energy and infrastructure products distributor); Director, Genesee & Wyoming, Inc. (railroads); Head of Investment Funds and Private Equity, Overseas Private Investment Corporation; President, First Manhattan Bancorporation, Inc.; and Attorney, Simpson Thacher & Bartlett LLP	146
Resideo Technologies
(smart home
technology); Vulcan
Materials Company
(construction materials
company); Investment
Company Institute
(professional
organization) and
Independent Directors
Council (professional
organization)
Formerly: Textainer
Global Holdings
(holding company) ;
and TriLinc Global
Impact Fund LLC

Eli Jones – 1961	Trustee	2021	Professor and Dean Emeritus, Mays Business School at Texas A&M University Formerly: Board Member of the regional board, First Financial Bank Texas; Dean of Mays Business School at Texas A&M University; Professor and Dean, Walton College of Business, University of Arkansas and E.J. Ourso College of Business, Louisiana State University; and Director, Arvest Bank	146	Insperity, Inc. (formerly known as Administaff) (human resources provider); and Board Member, First Financial Bankshares, Inc. Texas

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years
Elizabeth Krentzman – 1959	Trustee	2021
Formerly: Principal and
Chief Regulatory Advisor
for Asset Management
Services and U.S. Mutual
Fund Leader of Deloitte &
Touche LLP; General
Counsel of the Investment
Company Institute (trade
association); National
Director of the Investment
Management Regulatory
Consulting Practice,
Principal, Director and
Senior Manager of
Deloitte & Touche LLP;
Assistant Director of the
Division of Investment
Management - Office of
Disclosure and Investment
Adviser Regulation of the
U.S. Securities and
Exchange Commission
and various positions with
the Division of Investment
Management – Office of
Regulatory Policy of the
U.S. Securities and
Exchange Commission;
and Associate at Ropes &
Gray LLP
				146
Formerly: Member of
the Cartica Funds
Board of Directors
(private investment
funds); Trustee of the
University of Florida
National Board
Foundation; Member of
the University of
Florida Law Center
Association, Inc. Board
of Trustees, Audit
Committee and
Membership
Committee; and
Trustee of certain
Oppenheimer Funds

Anthony J. LaCava, Jr.– 1956	Trustee	2021	Formerly: Director and Member of the Audit Committee, Blue Hills Bank (publicly traded financial institution) and Managing Partner, KPMG LLP	146	Member and Chairman of the Bentley University Business School Advisory Council; Formerly: Board Member and Chair of the Audit and Finance Committee and Nominating Committee, KPMG LLP
James “Jim” Liddy – 1959	Trustee	2024	Formerly: Chairman, Global Financial Services, Americas and Retired Partner, KPMG LLP	146	Director and Treasurer, Gulfside Place Condominium Association, Inc. and Non-Executive Director, Kellenberg Memorial High School
Edward Perkin – 1972	Trustee	2025	Formerly: Chief Investment Officer, Equity, Eaton Vance	146	None
Teresa M. Ressel — 1962	Trustee	2021	Non-executive director and trustee of a number of public and private business corporations; Managing Partner, Radiate	146	None

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee	Other Trusteeship(s)/ Directorship Held by Trustee/Director During At Least The Past 5 Years

Capital (private equity
sponsor)

Formerly: Chief Executive
Officer, UBS Securities
LLC (investment banking);
Group Chief Operating
Officer, UBS AG Americas
(investment banking); Sr.
Management Team
Olayan America, The
Olayan Group
(international
investor/commercial/industrial);
and Assistant Secretary
for Management & Budget
and Designated Chief
Financial Officer, U.S.
Department of Treasury

Daniel S. Vandivort –1954	Trustee	2021	President, Flyway Advisory Services LLC (consulting and property management) and Member, Investment Committee of Historic Charleston Foundation Formerly: President and Chief Investment Officer, previously Head of Fixed Income, Weiss Peck and Greer/Robeco Investment Management; Trustee and Chair, Weiss Peck and Greer Funds Board; and various capacities at CS First Boston including Head of Fixed Income at First Boston Asset Management	146	Formerly: Trustee and Governance Chair, Oppenheimer Funds; Treasurer, Chairman of the Audit and Finance Committee, Huntington Disease Foundation of America.
Officers
Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During At Least The Past 5 Years
Glenn Brightman – 1972	President and Principal Executive Officer	2023
Chief Operating Officer, Investments & Americas, Invesco Ltd.;
Senior Vice President, Invesco Advisers, Inc.; President and
Principal Executive Officer, The Invesco Funds; Manager, Invesco
Investment Advisers LLC; Director and Chairman, President and
Chief Executive Officer, Invesco Canada Ltd.; Director, Chief
Executive Officer and President, Invesco Corporate Class Inc.;
Director, Invesco Investment Services, Inc.; and President,
Invesco Global Direct Real Estate GP Ltd., Invesco, Inc., Invesco
IP Holdings (Canada) Ltd., Invesco Global Direct Real Estate
Feeder GP Ltd. and Invesco Financial Services Ltd.
Formerly: Global Head of Finance, Invesco Ltd; Executive Vice
President and Chief Financial Officer, Nuveen

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During At Least The Past 5 Years
Melanie Ringold – 1975	Senior Vice President, Chief Legal Officer and Secretary	2023
Head of Legal of the Americas, Invesco Ltd.; Senior Vice
President and Secretary, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Secretary, Invesco Distributors, Inc. (formerly known as
Invesco AIM Distributors, Inc.); Secretary, Invesco Investment
Services, Inc. (formerly known as Invesco AIM Investment
Services, Inc.); Senior Vice President, Chief Legal Officer and
Secretary, The Invesco Funds; Secretary, Invesco Investment
Advisers LLC and Invesco Capital Markets, Inc.; Chief Legal
Officer, Invesco Exchange-Traded Fund Trust, Invesco Exchange-
Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust,
Invesco Actively Managed Exchange-Traded Fund Trust, Invesco
Actively Managed Exchange-Traded Commodity Fund Trust,
Invesco Exchange-Traded Self-Indexed Fund Trust and Invesco
QQQ Trust Series 1; Secretary and Senior Vice President,
Harbourview Asset Management Corporation; Secretary and
Senior Vice President, OppenheimerFunds, Inc. and Invesco
Managed Accounts, LLC; Secretary and Senior Vice President,
Oppenheimer Acquisition Corp.; Secretary, SteelPath Funds
Remediation LLC; and Secretary and Senior Vice President,
Trinity Investment Management Corporation; Manager, Invesco
Specialized Products, LLC and Invesco Capital Management LLC;
Manager, Tremont Group Holdings, LLC; Director, Tremont
(Bermuda) Limited and Assistant Secretary W.L. Ross & Co.,
LLC; Assistant Secretary, Invesco Private Capital, Inc. and
Assistant General Counsel and Assistant Secretary, Invesco
Senior Secured Management, Inc.

Formerly: Secretary and Senior Vice President, OFI SteelPath,
Inc.; Assistant Secretary, Invesco Distributors, Inc., Invesco
Advisers, Inc., Invesco Investment Services, Inc., Invesco Capital
Markets, Inc., Invesco Capital Management LLC, and Invesco
Investment Advisers LLC; and Assistant Secretary and Assistant
Vice President, Invesco Funds

Adrien Deberghes – 1967	Principal Financial Officer, Treasurer and Senior Vice President	2021
Head of the Fund Office of the CFO and Fund Administration;
Vice President, Invesco Advisers, Inc.; Principal Financial Officer,
Treasurer and Senior Vice President, The Invesco Funds; and
Vice President, Invesco Exchange-Traded Fund Trust, Invesco
Exchange-Traded Fund Trust II, Invesco India Exchange-Traded
Fund Trust, Invesco Actively Managed Exchange-Traded Fund
Trust, Invesco Actively Managed Exchange-Traded Commodity
Fund Trust; Invesco Exchange-Traded Self-Indexed Fund Trust
and Invesco QQQ Trust, Series 1

Formerly: Director, Invesco Trust Company; Vice President, The
Invesco Funds; Senior Vice President and Treasurer, Fidelity
Investments

Crissie M. Wisdom – 1969	Anti-Money Laundering Compliance Officer	2021
Anti-Money Laundering and OFAC Compliance Officer for Invesco
U.S. entities including: Invesco Advisers, Inc. and its affiliates,
Invesco Capital Markets, Inc., Invesco Distributors, Inc., Invesco
Investment Services, Inc., The Invesco Funds, Invesco Exchange-
Traded Fund Trust, Invesco Exchange-Traded Fund Trust II,
Invesco India Exchange-Traded Fund Trust, Invesco Actively
Managed Exchange-Traded Fund Trust, Invesco Actively
Managed Exchange-Traded Commodity Fund Trust, Invesco
Exchange-Traded Self-Indexed Fund Trust, Invesco QQQ Trust,
Series 1, Invesco Capital Management, LLC, Invesco Trust
Company; and Fraud Prevention Manager for Invesco Investment
Services, Inc.

Name, Year of Birth	Position(s) Held with the Trust	Trustee and/or Officer Since	Principal Occupation(s) During At Least The Past 5 Years
Todd F. Kuehl – 1969	Chief Compliance Officer and Senior Vice President	2021
Chief Compliance Officer, Invesco Advisers, Inc. (registered investment adviser); and Chief Compliance Officer and Senior
Vice President, The Invesco Funds

Formerly: Managing Director and Chief Compliance Officer, Legg
Mason (Mutual Funds); Chief Compliance Officer, Legg Mason
Private Portfolio Group (registered investment adviser)

James Bordewick, Jr. – 1959	Senior Vice President and Senior Officer	2022
Senior Vice President and Senior Officer, The Invesco Funds

Formerly, Chief Legal Officer, KingsCrowd, Inc. (research and analytical platform for investment in private capital markets); Chief
Operating Officer and Head of Legal and Regulatory, Netcapital
(private capital investment platform); Managing Director, General
Counsel of asset management and Chief Compliance Officer for asset management and private banking, Bank of America
Corporation; Chief Legal Officer, Columbia Funds and BofA
Funds; Senior Vice President and Associate General Counsel,
MFS Investment Management; Chief Legal Officer, MFS Funds;
Associate, Ropes & Gray; Associate, Gaston Snow & Ely Bartlett.

Board of Trustees
Qualifications and Experience. The following sets forth additional information about the qualifications and experiences of each of the Trustees.
Interested Trustees
Jeffrey H. Kupor, Trustee
Jeffrey Kupor has been a member of the Board of Trustees of the Invesco Funds since 2024. Mr. Kupor is Senior Managing Director and General Counsel at Invesco Ltd.
Mr. Kupor joined Invesco Ltd. in 2002 and has held a number of legal roles, including, most recently, Head of Legal, Americas, in which role he was responsible for legal support for Invesco's Americas business. Prior to joining the firm, he practiced law at Fulbright & Jaworski LLP (now known as Norton Rose Fulbright), specializing in complex commercial and securities litigation. He also served as the general counsel of a publicly traded communication services company.
Mr. Kupor earned a BS degree in economics from the Wharton School at the University of Pennsylvania and a JD from the Boalt Hall School of Law (now known as Berkeley Law) at the University of California at Berkeley.
The Board believes that Mr. Kupor’s current and past positions with the Invesco complex along with his legal background and experience as an executive in the investment management area benefits the Funds.
Douglas Sharp, Trustee
Douglas Sharp has been a member of the Board of Trustees of the Invesco Funds since 2024. Mr. Sharp is Senior Managing Director, Head of Americas & EMEA (Europe, the Middle East, and Africa) at Invesco Ltd. He also served as Director and Chairman of the Board of Invesco UK Limited (Invesco’s European subsidiary board) and as Director, Chairman and Chief Executive of Invesco Fund Managers Limited.
Mr. Sharp joined Invesco Ltd. in 2008 and has served in multiple leadership roles across the company, including his previous role as Head of EMEA. Prior to that, he ran Invesco Ltd.’s EMEA retail business and served as head of strategy and business planning and as chief administrative officer for Invesco Ltd.’s US institutional business. Before joining the firm, he was with the strategy consulting firm McKinsey & Co., where he served clients in the financial services, energy, and logistics sectors.

The Board believes that Mr. Sharp’s current and past positions within the Invesco complex along with his experience in the investment management business benefits the Funds.
Independent Trustees
Beth Ann Brown, Trustee and Chair
Beth Ann Brown has been a member of the Board of Trustees of the Invesco Funds since 2019 and Chair since 2022. From 2016 to 2019, Ms. Brown served on the boards of certain investment companies in the Oppenheimer Funds complex.
Ms. Brown has served as Director of Caron Engineering, Inc. since 2018 and as an Independent Consultant since 2012.
Previously, Ms. Brown served in various capacities at Columbia Management Investment Advisers LLC, including Head of Intermediary Distribution, Managing Director, Strategic Relations and Managing Director, Head of National Accounts. She also served as Senior Vice President, National Account Manager from 2002-2004 and Senior Vice President, Key Account Manager from 1999 to 2002 of Liberty Funds Distributor, Inc. From 2013 through 2022, she served as Director, Vice President (through 2019) and President (2019-2022) of Grahamtastic Connection, a non-profit organization.
From 2014 to 2017, Ms. Brown served on the Board of Advisors of Caron Engineering Inc. and also served as President and Director of Acton Shapleigh Youth Conservation Corps, a non–profit organization, from 2012 to 2015.
The Board believes that Ms. Brown’s experience in financial services and investment management and as a director of other investment companies benefits the Funds.
Carol Deckbar, Trustee
Carol Deckbar has been a member of the Board of Trustees of the Invesco Funds since 2024. Ms. Deckbar previously served as Executive Vice President and Chief Product Officer at Teachers Insurance and Annuity Association (TIAA) Financial Services from 2019 to 2021. She also served as Executive Vice President and Principal of College Retirement Equities Fund at TIAA from 2014 to 2021. Ms. Deckbar served in various other capacities at TIAA since joining in 2007, including Executive Vice President and Head of Institutional Investments and Endowment Services from 2016 to 2019.
Prior to joining TIAA, Ms. Deckbar was a Senior Vice President of AMSOUTH Bank from 2002 to 2006, and before that she served as Senior Vice President, Managing Director, for Bank of America Capital Management from 1999 to 2002. She began her asset management career with the Evergreen Funds where she served as Senior Vice President, Managing Director from 1991 to 1998.
From 2019 to 2020, Ms. Deckbar served as Chairman of the TIAA Retirement Plan Investments Committee and as an Executive Sponsor at Advance, a council for the advancement of women. She has also held various memberships, including at Investment Company Institute, from 2017 to 2019, Fortune 400 Most Powerful Women Network, from 2012 to 2015, and Mutual Fund Education Alliance, from 2010 to 2015.
The Board believes that Ms. Deckbar’s experience in financial services and investment management benefits the Funds.
Cynthia Hostetler, Trustee
Cynthia Hostetler has been a member of the Board of Trustees of the Invesco Funds since 2017.
Ms. Hostetler is currently a member of the board of directors of the Vulcan Materials Company, a public company engaged in the production and distribution of construction materials, and Resideo Technologies, Inc., a public company that manufactures and distributes smart home security products and solutions worldwide. Ms. Hostetler also serves on the board of governors of the Investment Company Institute and is a member of the governing council of the Independent Directors Council, both of which are professional organizations in the investment management industry.
Previously, Ms. Hostetler served as a member of the board of directors/trustees of Aberdeen Investment Funds, a mutual fund complex, Edgen Group Inc., a public company that provides products and services to energy and construction companies, from 2012 to 2013, prior to its sale to Sumitomo, Genesee & Wyoming, Inc., a public company that owns and operates railroads worldwide, from 2018 to 2019, prior to its sale to Brookfield Asset Management, Textainer Group Holdings Ltd., a public company that is the world’s second largest shipping container leasing company, prior to its sale to Stonepeak in March 2024, and TriLinc Global Impact Fund LLC, a publicly registered non-traded limited liability company that invests in a diversified portfolio of private debt instruments, from 2014 to 2026. Ms. Hostetler was also a member of the board of directors of the Eisenhower Foundation, a non-profit organization.
From 2001 to 2009, Ms. Hostetler served as Head of Investment Funds and Private Equity at Overseas Private Investment Corporation (“OPIC”), a government agency that supports US investment in the emerging markets. Ms. Hostetler oversaw a multi-billion dollar investment portfolio in private equity funds. Prior to joining OPIC, Ms. Hostetler served as President and member of the board of directors of First Manhattan Bancorporation, a bank holding company, from 1991 to 2007, and its largest subsidiary, First Savings Bank, from 1991 to 2006 (Board Member) and from 1996 to 2001 (President).
The Board believes that Ms. Hostetler’s knowledge of financial services and investment management, her experience as a director of other companies, including a mutual fund complex, her legal background, and other professional experience gained through her prior employment benefit the Funds.
Dr. Eli Jones, Trustee
Dr. Eli Jones has been a member of the Board of Trustees of the Invesco Funds since 2016.
Dr. Jones has served as Board Member of the regional board, First Financial Bank Texas since 2021 and Board Member, First Financial Bankshares, Inc. Texas since 2022. Since 2020, Dr. Jones has served as a director on the board of directors of Insperity, Inc. (“Insperity”). From 2004 to 2016, Dr. Jones was chair of the Compensation Committee, a member of the Nominating and Corporate Governance Committee and a director on the board of directors of Insperity.
Dr. Jones is a Professor of Marketing, Lowry and Peggy Mays Eminent Scholar, and Dean Emeritus of Mays Business School at Texas A&M University. From 2015 to 2021, Dr. Jones served as Dean of Mays Business School at Texas A&M University. From 2012 to 2015, Dr. Jones was the dean of the Sam M. Walton College of Business at the University of Arkansas and holder of the Sam M. Walton Leadership Chair in Business. Prior to joining the faculty at the University of Arkansas, he was dean of the E. J. Ourso College of Business and Ourso Distinguished Professor of Business at Louisiana State University from 2008 to 2012; professor of marketing and associate dean at the C.T. Bauer College of Business at the University of Houston from 2007 to 2008; an associate professor of marketing from 2002 to 2007; and an assistant professor from 1997 until 2002. He taught at Texas A&M University for several years before joining the faculty of the University of Houston.
Dr. Jones served as the executive director of the Program for Excellence in Selling and the Sales Excellence Institute at the University of Houston from 1997 to 2007. Before becoming a professor, he worked in sales and sales management for three Fortune 100 companies: Quaker Oats, Nabisco, and Frito-Lay. Dr. Jones is a past director of Arvest Bank. He received his Bachelor of Science degree in journalism in 1982, his MBA in 1986 and his Ph.D. in 1997, all from Texas A&M University.
The Board believes that Dr. Jones’ experience in academia and his experience in marketing benefits the Funds.

Elizabeth Krentzman, Trustee
Elizabeth Krentzman has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2014 to 2019, Ms. Krentzman served on the boards of certain investment companies in the Oppenheimer Funds complex.
Ms. Krentzman served from 2017 to 2022, as a member of the Cartica Funds Board of Directors (private investment funds). Ms. Krentzman previously served as a member of the Board of Trustees of the University of Florida National Board Foundation from 2016 to 2021. She also served as a member of the Board of Trustees of the University of Florida Law Center Association, Inc. from 2016 to 2021, as a member of its Audit Committee from 2016 to 2020, and as a member of its Membership Committee from 2020 to 2021.
Ms. Krentzman served from 1997 to 2004 and from 2007 and 2014 in various capacities at Deloitte & Touche LLP, including Principal and Chief Regulatory Advisor for Asset Management Services, U.S. Mutual Fund Leader and National Director of the Investment Management Regulatory Consulting Practice. She served as General Counsel of the Investment Company Institute from 2004 to 2007.
From 1996 to 1997, Ms. Krentzman served as an Assistant Director of the Division of Investment Management - Office of Disclosure and Investment Adviser Regulation of the U.S. Securities and Exchange Commission. She also served from 1991 to 1996 in various positions with the Division of Investment Management – Office of Regulatory Policy of the U.S. Securities and Exchange Commission and from 1987 to 1991 as an Associate at Ropes & Gray LLP.
The Board believes that Ms. Krentzman’s legal background, experience in financial services and accounting and as a director of other investment companies benefits the Funds.
Anthony J. LaCava, Jr., Trustee
Anthony J. LaCava, Jr. has been a member of the Board of Trustees of the Invesco Funds since 2019.
Previously, Mr. LaCava served as a member of the board of directors and as a member of the audit committee of Blue Hills Bank, a publicly traded financial institution.
Mr. LaCava retired after a 37-year career with KPMG LLP (“KPMG”) where he served as senior partner for a wide range of firm clients across the retail, financial services, consumer markets, real estate, manufacturing, health care and technology industries. From 2005 to 2013, Mr. LaCava served as a member of the board of directors of KPMG and chair of the board’s audit and finance committee and nominating committee. He also previously served as Regional Managing Partner from 2009 through 2012 and Managing Partner of KPMG’s New England practice.
Mr. LaCava currently serves as Member and Chairman of the Business School Advisory Council of Bentley University and as a member of American College of Corporate Directors and Board Leaders, Inc.
The Board believes that Mr. LaCava’s experience in audit and financial services benefits the Funds.
James “Jim” Liddy, Trustee
James “Jim” Liddy has been a member of the Board of Trustees of the Invesco Funds since 2024. Mr. Liddy is a Retired Partner of KPMG LLP (KPMG) and previously served as Chairman of KPMG’s Global Financial Services, Americas practice from 2017 through 2021. He also led KPMG’s U.S. Financial Services practice from 2015 through 2021.
Prior to assuming his most recent role in 2017, Mr. Liddy served as Vice Chair of Audit and on various other committees at KPMG. He also previously served as National Managing Partner of Audit and was a member of the firm’s Global Audit Steering Group.
The Board believes that Mr. Liddy’s audit experience and knowledge of financial services and investment management benefits the Funds.

Edward Perkin, Trustee
Edward Perkin has been a member of the Board of Trustees of the Invesco Funds since 2025. From 2014 to 2021, Mr. Perkin served as the Chief Investment Officer, Equity, at Eaton Vance. He was a managing director at Morgan Stanley from 2021 to 2023.
Prior to joining Eaton Vance, Mr. Perkin served as Chief Investment Officer, International & Emerging Markets Equity, at Goldman Sachs Asset Management. He also served as a senior research analyst at FISERV from 1997 to 2000 and as an insurance broker at American Retirement Insurance Services from 1993 to1997.
Mr. Perkin holds the Chartered Financial Analyst (CFA) designation. He has an MBA, Finance, from Columbia School of Business, and a BA, Economics, from UC Santa Barbara.
The Board believes that Mr. Perkin’s experience and knowledge of investment management benefits the Funds.
Teresa M. Ressel, Trustee
Teresa Ressel has been a member of the Board of Trustees of the Invesco Funds since 2017. Ms. Ressel has served as a Managing Partner of Radiate Capital (a private equity sponsor) since 2024.
Ms. Ressel has previously served within the private sector and the U.S. government as well as consulting. Formerly, Ms. Ressel served at UBS AG in various capacities, including as Chief Executive Officer of UBS Securities LLC, a broker-dealer division of UBS Investment Bank, and as Group Chief Operating Officer of the Americas.
Between 2001 and 2004, Ms. Ressel served at the U.S. Treasury, initially as Deputy Assistant Secretary for Management & Budget and then as Assistant Secretary for Management and Chief Financial Officer. Ms. Ressel was confirmed by the U.S. Senate and anchored financial duties at the Department, including finance, accounting, risk, audit and performance measurement.
Ms. Ressel also volunteers within her community across a number of functions and serves on the board of GAVI, the Global Vaccine Alliance (non-profit) supporting children’s health.
The Board believes that Ms. Ressel’s risk management and financial experience in both the private and public sectors benefits the Funds.
Daniel S. Vandivort, Trustee
Daniel S. Vandivort has been a member of the Board of Trustees of the Invesco Funds since 2019. From 2014 to 2019, Mr. Vandivort served on the boards of certain investment companies in the Oppenheimer Funds complex, as a Trustee and as the Governance Committee Chair.
Mr. Vandivort also served as Chairman, Lead Independent Director, and Chairman of the Audit Committee of the Board of Directors of the Value Line Funds from 2008 through 2014.
Previously, Mr. Vandivort also served as a Trustee and Chairman of the Weiss Peck and Greer Mutual Funds Board from 2004 to 2005.
Previously, Mr. Vandivort served at Weiss Peck and Greer/Robeco Investment Management from 1994 to 2007, as President and Chief Investment Officer and prior to that as Managing Director and Head of Fixed Income. Mr. Vandivort also served in various capacities at CS First Boston from 1984 to 1994, including as Head of Fixed Income at CS First Boston Investment Management.
Mr. Vandivort was also a Trustee on the Board of Huntington Disease Foundation of America from 2007 to 2013 and from 2015 to 2019. He also served as Treasurer and Chairman of the Audit and Finance Committee of Huntington Disease Foundation of America from 2016 to 2019.

Mr. Vandivort currently serves as President of Flyway Advisory Services LLC, a consulting and property management company. He is also a Member of the Investment Committee for the Historic Charleston Foundation.
The Board believes that Mr. Vandivort’s experience in financial services and investment management and as a director of other investment companies benefits the Funds.
Management Information
The Trustees have the authority to take all actions that they consider necessary or appropriate in connection with oversight of the Trust, including, among other things, approving the investment objectives, investment policies and fundamental investment restrictions for the Funds. The Trust has entered into agreements with various service providers, including the Funds’ investment advisers, administrator, transfer agent, distributor and custodians, to conduct the day-to-day operations of the Funds. The Trustees are responsible for selecting these service providers, approving the terms of their contracts with the Funds, and exercising general oversight of these arrangements on an ongoing basis.
Certain Trustees and officers of the Trust are affiliated with Invesco and Invesco Ltd., the parent corporation of Invesco. All of the Trust’s executive officers hold similar offices with some or all of the other Trusts.
Leadership Structure and the Board of Trustees. The Board is currently composed of twelve Trustees, including ten Trustees who are not “interested persons” of the Funds, as that term is defined in the 1940 Act (collectively, the Independent Trustees and each, an Independent Trustee). In addition to eight regularly scheduled meetings per year, the Board holds special meetings or informal conference calls to discuss specific matters that may require action prior to the next regular meeting. As discussed below, the Board has established four standing committees – the Audit Committee, the Compliance Committee, the Governance Committee and the Investments Committee (the Committees), to assist the Board in performing its oversight responsibilities.
The Board has appointed an Independent Trustee to serve in the role of Chair. The Chair’s primary role is to preside at meetings of the Board and act as a liaison with the Adviser and other service providers, officers, attorneys, and other Trustees between meetings. The Chair also participates in the preparation of the agenda for the meetings of the Board, is active with mutual fund industry organizations, and may perform such other functions as may be requested by the Board from time to time. Except for any duties specified pursuant to the Trust’s Declaration of Trust or By-laws, the designation of Chair does not impose on such Independent Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board generally.
The Board believes that its leadership structure, including having an Independent Trustee as Chair, allows for effective communication between the Trustees and management, among the Trustees and among the Independent Trustees. The existing Board structure, including its Committee structure, provides the Independent Trustees with effective control over Board governance while also allowing them to receive and benefit from insight from the interested Trustee who is an active officer of the Funds’ investment adviser. The Board’s leadership structure promotes dialogue and debate, which the Board believes allows for the proper consideration of matters deemed important to the Funds and their shareholders and results in effective decision-making.
Risk Oversight. The Board considers risk management issues as part of its general oversight responsibilities throughout the year at its regular meetings and at regular meetings of its Committees. Invesco prepares regular reports that address certain investment, valuation and compliance matters, and the Board as a whole or the Committees also receive special written reports or presentations on a variety of risk issues at the request of the Board, a Committee or the Senior Officer.
The Board also considers liquidity risk management issues as part of its general oversight responsibilities and oversees the Trust's liquidity risk through, among other things, receiving periodic reporting and presentations by Invesco personnel that address liquidity matters. The Board also oversees risks related to certain Funds’ use of derivatives as part of its general oversight responsibilities. The Board has approved a derivatives risk manager, which is responsible for administering the derivatives risk management program (“DRM Program”) for the Funds that are required to implement a DRM Program. The Board meets with the derivatives risk manager on a periodic basis, including receiving quarterly and annual reports from the derivatives risk manager, to review the implementation of the DRM Program.
The Audit Committee assists the Board with its oversight of the Funds' accounting and auditing process. The Audit Committee is responsible for selecting the Funds' independent registered public accounting firm (auditors), including evaluating their independence and meeting with such auditors to consider and review matters relating to the Funds' financial reports and internal controls. In addition, the Audit Committee meets regularly with representatives of Invesco Ltd.’s internal audit group to review reports on their examinations of functions and processes within Invesco that affect the Funds. The Audit Committee also oversees the Adviser’s process for valuing the Funds’ portfolio investments and receives reports from management regarding its process and the valuation of the Funds’ portfolio investments as consistent with the valuation policy approved by the Board and related procedures.
The Compliance Committee receives regular compliance reports prepared by Invesco’s compliance group and meets regularly with the Trust’s Chief Compliance Officer (CCO) to discuss compliance issues relating to the Funds, Invesco, and the Funds' service providers, including compliance risks. The Compliance Committee has recommended and the Board has adopted compliance policies and procedures for the Funds and for the Funds’ service providers. The compliance policies and procedures are designed to detect, prevent and correct violations of the federal securities laws.
The Governance Committee monitors the composition of the Board and each of its Committees and monitors the qualifications of the Trustees to ensure adherence to certain governance undertakings applicable to the Funds. In addition, the Governance Committee oversees an annual self-assessment of the Board and its committees and addresses governance risks, including insurance and fidelity bond matters, for the Trust.
The Investments Committee and its sub-committees receive regular written reports describing and analyzing the investment performance of the Invesco Funds. In addition, Invesco’s Chief Investment Officers and the portfolio managers of the Funds meet regularly with the Investments Committee or its sub-committees to discuss portfolio performance, including investment risk, such as the impact on the Funds of investments in particular types of securities or instruments, such as derivatives. To the extent that a Fund changes a particular investment strategy that could have a material impact on the Fund’s risk profile, the Board generally is consulted in advance with respect to such change.
Committee Structure
The members of the Audit Committee are Messrs. LaCava, Liddy (Chair) and Vandivort, and Mss. Hostetler and Ressel. The Audit Committee performs a number of functions with respect to the oversight of the Funds’ accounting and financial reporting, including: (i) assisting the Board with its oversight of the qualifications, independence and performance of the independent registered public accountants; (ii) selecting independent registered public accountants for the Funds; (iii) to the extent required, pre-approving certain audit and permissible non-audit services; (iv) overseeing the financial reporting process for the Funds; (v) assisting the Board with its oversight of the integrity of the Funds’ financial statements and compliance with legal and regulatory requirements that relate to the Funds’ accounting and financial reporting, internal control over financial reporting and independent audits; (vi) pre-approving engagements for non-audit services to be provided by the Funds’ independent auditors to the Funds’ investment adviser or to any of its affiliates; and (vii) overseeing the performance of the fair valuation determinations by the Adviser. During the fiscal year ended February 28, 2026, the Audit Committee held four meetings.
The members of the Compliance Committee are Mr. Perkin, Mss. Brown, Deckbar and Krentzman (Chair) and Dr. Jones. The Compliance Committee performs a number of functions with respect to compliance matters, including: (i) reviewing and making recommendations concerning the qualifications, performance and compensation of the Funds’ Chief Compliance Officer; (ii) reviewing recommendations and reports made by the Chief Compliance Officer of the Funds regarding compliance matters; (iii) receiving reports regarding the operation of the compliance policies and procedures of the Funds and their service providers (including any Sub-Advisers) and any material changes to such policies and procedures; (iv) overseeing potential conflicts of interest that are reported to the Compliance Committee by Invesco, the Chief Compliance Officer or other independent advisors; (v) reviewing reports prepared by a third party’s compliance review of Invesco; (vi) if requested by the Board, overseeing risk management with respect to the Funds (other than risks overseen by the other Committees), including receiving and overseeing risk management reports from Invesco that are applicable to the Funds and their service providers; and (vii) reviewing reports by Invesco on correspondence with regulators or governmental agencies with respect to the Funds and recommending to the Board what action, if any, should be taken by the Funds in light of such reports. During the fiscal year ended February 28, 2026, the Compliance Committee held four meetings.
The members of the Governance Committee are Messrs. LaCava and Vandivort (Chair) and Mss. Brown and Hostetler. The Governance Committee performs a number of functions with respect to governance, including: (i) nominating persons to serve as Independent Trustees and as members of each Committee, and nominating the Chair of the Board and the Chair of each Committee, except that the members and Chair of each Sub-Committee of the Investments Committee shall be appointed by the Chair of the Investments Committee in consultation with the Chair of the Governance Committee; (ii) reviewing and making recommendations to the full Board regarding the size and composition of the Board and the compensation payable to the Independent Trustees; (iii) overseeing the annual evaluation of the performance of the Board and its Committees; (iv) considering and overseeing the selection of independent legal counsel to the Independent Trustees; (v) considering and overseeing the selection and engagement of a Senior Officer if and as they deem appropriate, including compensation and scope of services, and recommending all such matters to the Board or the independent trustees as appropriate; (vi) reviewing administrative and/or logistical matters pertaining to the operations of the Board; and (vii) reviewing annually recommendations from Invesco regarding amounts and coverage of primary and excess directors and officers/errors and omissions liability insurance and allocation of premiums. During the fiscal year ended February 28, 2026, the Governance Committee held eight meetings.
The Governance Committee will consider nominees recommended by a shareholder to serve as trustees, provided: (i) that such submitting shareholder provides the information required by, and otherwise complies with the applicable provisions of, the Fund’s governing instruments and the charters governing the membership, duties, and operations of the Committees of the Board, (ii) that such submitting shareholder is a shareholder of record at the time he or she submits such names and is entitled to vote at the meeting of shareholders at which trustees will be elected; and (iii) that the Governance Committee or the Board, as applicable, shall make the final determination of persons to be nominated. Notice procedures set forth in the Trust’s bylaws require that any shareholder of a Fund desiring to nominate a candidate for election at a shareholder meeting must provide certain information about itself and the candidate, and must submit to the Trust’s Secretary the nomination in writing not later than the close of business on the later of the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 30 days from such anniversary date or if the Trust has not previously held an annual meeting, notice by the Shareholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Trust.
The members of the Investments Committee are Messrs. LaCava, Liddy, Perkin (Chair) and Vandivort, Mss. Brown, Deckbar (Sub-Committee Chair), Hostetler (Sub-Committee Chair), Krentzman and Ressel and Dr. Jones (Sub-Committee Chair). The Investments Committee’s primary purposes are to assist the Board in its oversight of the investment management services provided by Invesco and the other Investment Managers and to periodically review Fund performance information, and information regarding the investment personnel and other resources devoted to the management of the Funds and make recommendations to the Board, when applicable. During the fiscal year ended February 28, 2026, the Investments Committee held four meetings.

The Investments Committee has established three Sub-Committees and delegated to the Sub-Committees responsibility for, among other matters: (i) reviewing the performance of the Invesco Funds that have been assigned to a particular Sub-Committee (for each Sub-Committee, the Designated Funds), except to the extent the Investments Committee takes such action directly; (ii) reviewing with the applicable portfolio managers from time to time the investment objective(s), policies, strategies, performance and risks and other investment-related matters of the Designated Funds; and (iii) being generally familiar with the investment objectives and principal investment strategies of the Designated Funds.
Compensation
Each Trustee who is not affiliated with Invesco is compensated for his or her services according to a fee schedule that recognizes the fact that such Trustee also serves as a Trustee of other Invesco Funds. Each such Trustee receives a fee, allocated among the Invesco Funds for which he or she serves as a Trustee that consists of an annual retainer component and a meeting fee component. The Chair of the Board and of each Committee and Sub-Committee receive additional compensation for their services.
Set forth below is information regarding compensation paid or accrued for each trustee of the Fund who was not affiliated with Invesco during the year ended December 31, 2025, unless otherwise noted.
Trustee	Aggregate Compensation from the Fund (1)	Retirement Benefits Accrued by All Invesco Funds	Estimated Annual Benefits Upon Retirement(2)	Total Compensation from All Invesco Funds Paid to Trustees(3)
Independent Trustees(4,5)
Beth Ann Brown	$2,435	-	-	$670,000
Carol W. Deckbar	1,665	-	-	456,000
Cynthia Hostetler	1,733	-	-	490,000
Eli Jones	1,688	-	-	460,000
Elizabeth Krentzman	1,769	-	-	485,000
Anthony J. LaCava, Jr.	1,679	-	-	475,000
James Liddy	1,769	-	-	475,000
Edward Perkin	1,733	-	-	465,000
Teresa M. Ressel	1,634	-	-	450,000
Daniel S. Vandivort	1,778	-	-	487,500
(1) Amounts shown are based on the fiscal year ended February 28, 2026. The total amount of compensation deferred by all trustees of the Fund during the fiscal year ended February 28, 2026, including earnings, was $6,117.
(2) These amounts represent the estimated annual benefits payable by the Invesco Funds upon the trustees' retirement and assumes each trustee serves until his or her normal retirement date. These amounts are not adjusted to reflect deemed investment appreciation or depreciation.
(3) These amounts represent the compensation paid from all Invesco Funds to the individuals who serve as trustees. All trustees currently serve as trustee of 32 registered investment companies advised by Invesco, unless otherwise noted.
(4) Effective January 2, 2025, Mr. Edward Perkin was appointed as a new Trustee.
(5) On December 31, 2025, Dr. Prema Mathai-Davis and Mr. Joel W. Motley retired. During the fiscal year ended February 28, 2026, compensation from the Fund for Dr. Mathai-Davis and Mr. Motley was $1,259 and $1,241, respectively.
Trustee Beneficial Ownership of Securities

The dollar range of equity securities beneficially owned by each trustee (i) in the Fund and (ii) on an aggregate basis, in all registered investment companies overseen by the trustee within the Invesco Funds complex, as of December 31, 2025, are as follows:
Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Invesco(1)
Interested Person
Jeffrey H. Kupor	None	Over $100,000
Douglas Sharp	None	None
Independent Trustees
Beth Ann Brown	None	Over $100,000
Carol Deckbar	None	None
Cynthia Hostetler	None	Over $100,000
Eli Jones	None	Over $100,000
Elizabeth Krentzman	None	Over $100,000
Anthony J. LaCava, Jr.	None	Over $100,000
James Liddy	None	Over $100,000
Edward Perkin	N/A	Over $100,000
Teresa M. Ressel	None	Over $100,000
Daniel S. Vandivort	None	Over $100,000
(1) Includes total amount of compensation deferred by the trustee at his or her election pursuant to a deferred compensation plan. Such deferred compensation is placed in a deferral account and deemed to be invested in one or more of the Invesco Funds.
Retirement Policy
The Trustees have adopted a retirement policy that permits each Trustee to serve until December 31 of the year in which the Trustee turns 75.
Pre-Amendment Retirement Plan for Trustees
The Trustees have adopted a Retirement Plan for the Trustees who are not affiliated with the Adviser. A description of the pre-amendment Retirement Plan follows. Annual retirement benefits are available from the Funds and/or the other Invesco Funds for which a Trustee serves (each, a Covered Fund), for each Trustee who is not an employee or officer of the Adviser, who either (a) became a Trustee prior to December 1, 2008, and who has at least five years of credited service as a Trustee (including service to a predecessor fund) of a Covered Fund, or (b) was a member of the Board of Trustees of a Van Kampen Fund immediately prior to June 1, 2010 (Former Van Kampen Trustee), and has at least one year of credited service as a Trustee of a Covered Fund after June 1, 2010.
For Trustees other than Former Van Kampen Trustees, effective January 1, 2006, for retirements after December 31, 2005, the retirement benefits will equal 75% of the Trustee’s annual retainer paid to or accrued by any Covered Fund with respect to such Trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and the Trustee. The amount of the annual retirement benefit does not include additional compensation paid for Board meeting fees or compensation paid to the Chair of the Board and the Chairs and Vice Chairs of certain Board committees, whether such amounts are paid directly to the Trustee or deferred. The annual retirement benefit is payable in quarterly installments for a number of years equal to the lesser of (i) sixteen years or (ii) the number of such Trustee’s credited years of service. If a Trustee dies prior to receiving the full amount of retirement benefits, the remaining payments will be made to the deceased Trustee’s designated beneficiary for the same length of time that the Trustee would have received the payments based on his or her service or, if the Trustee has elected, in a discounted lump sum payment. A Trustee must have attained the age of 65 (60 in the event of disability) to receive any retirement benefit. A

Trustee may make an irrevocable election to commence payment of retirement benefits upon retirement from the Board before age 72; in such a case, the annual retirement benefit is subject to a reduction for early payment.
If the Former Van Kampen Trustee completes at least 10 years of credited service after June 1, 2010, the retirement benefit will equal 75% of the Former Van Kampen Trustee’s annual retainer paid to or accrued by any Covered Fund with respect to such Trustee during the twelve-month period prior to retirement, including the amount of any retainer deferred under a separate deferred compensation agreement between the Covered Fund and such Trustee. The amount of the annual retirement benefit does not include additional compensation paid for Board meeting fees or compensation paid to the Chair of the Board and the Chairs and Vice Chairs of certain Board committees, whether such amounts are paid directly to the Trustee or deferred. The annual retirement benefit is payable in quarterly installments for 10 years beginning after the later of the Former Van Kampen Trustee’s termination of service or attainment of age 72 (or age 60 in the event of disability or immediately in the event of death). If a Former Van Kampen Trustee dies prior to receiving the full amount of retirement benefits, the remaining payments will be made to the deceased Trustee’s designated beneficiary or, if the Trustee has elected, in a discounted lump sum payment.
If the Former Van Kampen Trustee completes less than 10 years of credited service after June 1, 2010, the retirement benefit will be payable at the applicable time described in the preceding paragraph, but will be paid in two components successively. For the period of time equal to the Former Van Kampen Trustee’s years of credited service after June 1, 2010, the first component of the annual retirement benefit will equal 75% of the compensation amount described in the preceding paragraph. Thereafter, for the period of time equal to the Former Van Kampen Trustee’s years of credited service after June 1, 2010, the second component of the annual retirement benefit will equal the excess of (x) 75% of the compensation amount described in the preceding paragraph, over (y) $68,041 plus an interest factor of 4% per year compounded annually measured from June 1, 2010 through the first day of each year for which payments under this second component are to be made. In no event, however, will the retirement benefits under the two components be made for a period of time greater than 10 years. For example, if the Former Van Kampen Trustee completes 7 years of credited service after June 1, 2010, he or she will receive 7 years of payments under the first component and thereafter 3 years of payments under the second component, and if the Former Van Kampen Trustee completes 4 years of credited service after June 1, 2010, he or she will receive 4 years of payments under the first component and thereafter 4 years of payments under the second component.
Amendment of Retirement Plan and Conversion to Defined Contribution Plan
The Trustees approved an amendment to the Retirement Plan to convert it to a defined contribution plan for active Trustees (the Amended Plan). Under the Amended Plan, the benefit amount was amended for each active Trustee to the present value of the Trustee’s existing retirement plan benefit as of December 31, 2013 (the Existing Plan Benefit) plus the present value of retirement benefits expected to be earned under the Retirement Plan through the end of the calendar year in which the Trustee attained age 75 (the Expected Future Benefit and, together with the Existing Plan Benefit, the Accrued Benefit). On the conversion date, the Covered Funds established bookkeeping accounts in the amount of their pro rata share of the Accrued Benefit, which is deemed to be invested in one or more Invesco Funds selected by the participating Trustees. Such accounts will be adjusted from time to time to reflect deemed investment earnings and losses. Each Trustee’s Accrued Benefit is not funded and, with respect to the payments of amounts held in the accounts, the participating Trustees have the status of unsecured creditors of the Covered Funds. Trustees will be paid the adjusted account balance under the Amended Plan in quarterly installments for the same period as described above.
Deferred Compensation Agreements
Certain former Trustees and current Independent Trustees (for purposes of this paragraph only, the Deferring Trustees) have each executed a Deferred Compensation Agreement (collectively, the Compensation Agreements). Pursuant to the Compensation Agreements, the Deferring Trustees have the option to elect to defer receipt of up to 100% of their compensation payable by the Funds, and such amounts are placed into a deferral account and deemed to be invested in one or more Invesco Funds selected by the

Deferring Trustees. Amounts deferred by Deferring Trustees pursuant to a Compensation Agreement during the most recent fiscal year end are shown in the table above.
Distributions from these deferral accounts will be paid in cash, generally in equal quarterly installments over a period of up to ten (10) years (depending on the Compensation Agreement) beginning on the date selected under the Compensation Agreement. If a Deferring Trustee dies prior to the distribution of amounts in his or her deferral account, the balance of the deferral account will be distributed to his or her designated beneficiary. The Compensation Agreements are not funded and, with respect to the payments of amounts held in the deferral accounts, the Deferring Trustees have the status of unsecured creditors of the Funds and of each other Invesco Fund from which they are deferring compensation.
Purchase of Class A Shares of the Fund at Net Asset Value
The Trustees and certain other affiliated persons of the Fund may purchase Class A shares of the Invesco Funds without paying an initial sales charge. Invesco Distributors permits such purchases because there is a reduced sales effort involved in sales to such purchasers, thereby resulting in relatively low expenses of distribution. For a complete description of the persons who will not pay an initial sales charge on purchases of Class A shares of the Fund, see “Purchases of Shares —Class A Shares” in the prospectus.
Purchases of Class Y Shares of the Fund
The Trustees and certain other affiliated persons of the Fund may purchase Class Y shares of the Fund. For a description, please see “Purchases of Shares — Class Y Shares” in the prospectus.
Shareholder Communications
Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for such trustee above. Other shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management and will be forwarded to the Board only at management’s discretion based on the matters contained therein.
Code of Ethics
Invesco, the Fund, Invesco Distributors and certain of the Sub-Advisers each have adopted a Code of Ethics that applies to all Invesco Fund trustees and officers, and employees of Invesco, the Sub-Advisers and their affiliates, and governs, among other things, the personal trading activities of all such persons. Certain Sub-Advisers have adopted their own Code of Ethics. Each Code of Ethics is designed to detect and prevent improper personal trading by portfolio managers and certain other employees that could compete with or take advantage of the Fund’s portfolio transactions. Unless specifically noted, to the extent a Sub-Adviser has adopted its own Code of Ethics, each Sub-Adviser’s Code of Ethics does not materially differ from Invesco’s Code of Ethics discussed below. The Code of Ethics is intended to address conflicts of interest with the Fund that may arise from personal trading in the Invesco Funds. Personal trading, including personal trading involving securities that may be purchased or held by an Invesco Fund, is permitted under the Code of Ethics subject to certain restrictions; however, employees are required to pre-clear security transactions with the Compliance Officer or a designee and to report transactions on a regular basis. Additionally, Barings and BIIL have each adopted Codes of Ethics under Rule 17j-1 of the 1940 Act. These Codes of Ethics permit, subject to certain conditions, personnel of Barings and BIIL to invest in securities that may be purchased or held by the Fund. The codes of ethics are available on the EDGAR Database on the SEC’s Internet site at https://www.sec.gov and copies may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Proxy Voting Policies

The Board believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. The Board has delegated the day-to-day responsibility to the Adviser and Barings to vote such proxies for the portion of the assets managed by each investment adviser pursuant to Board approved Proxy Voting Policies. Attached hereto as Appendix B are the Proxy Voting Policies for the Adviser and Barings which is currently in effect as of the date of this SAI.
The Proxy Voting Policies are subject to change over time and investors seeking the most current copy of a Proxy Voting Policy should go to our website at www.invesco.com/us. The Fund’s most recent proxy voting record for the twelve-month period ended June 30 which has been filed with the SEC is also available without charge on our website at www.invesco.com/us. The Fund’s proxy voting record is also available without charge on the SEC’s website at www.sec.gov.
INVESTMENT ADVISORY AND OTHER SERVICES
Investment Adviser
Invesco serves as the Fund’s investment adviser. The Adviser manages the investment operations of the Fund as well as other investment portfolios that encompass a broad range of investment objectives, and has agreed to perform or arrange for the performance of the Fund’s day-to-day management. The Adviser, as successor in interest to multiple investment advisers, has been an investment adviser since 1976. Invesco is an indirect, wholly owned subsidiary of Invesco Ltd. Invesco Ltd. and its subsidiaries are an independent global investment management group. Certain of the directors and officers of Invesco are also executive officers of the Fund and their affiliations are shown in this Statement of Additional Information.
As investment adviser, Invesco supervises all aspects of the Fund’s operations and provides investment advisory services to the Fund. Invesco obtains and evaluates economic, statistical and financial information to formulate and implement investment programs for the Fund. The Fund’s Investment Advisory Agreement (Advisory Agreement) provides that, in fulfilling its responsibilities, Invesco may engage the services of other investment managers with respect to the Fund. The investment advisory services of Invesco are not exclusive and Invesco is free to render investment advisory services to others, including other investment companies.
Pursuant to an administrative services agreement (Administrative Services Agreement) with the Fund, Invesco is responsible for furnishing to the Fund, at Invesco’s expense, the services of persons believed to be competent to perform all supervisory and administrative services required by the Fund, which in the judgment of the trustees, are necessary to conduct the business of the Fund effectively, as well as the offices, equipment and other facilities necessary for their operations. Such functions include the maintenance of the Fund’s accounts and records, and the preparation of all requisite corporate documents such as tax returns and reports to the SEC and shareholders.
The Advisory Agreement provides that the Fund will pay or cause to be paid all expenses of the Fund not assumed by Invesco, including, without limitation: brokerage commissions, taxes, legal, accounting, auditing, or governmental fees, the cost of preparing share certificates, custodian, transfer and shareholder service agent costs, expenses of issue, sale, redemption and repurchase of shares, expenses of registering and qualifying shares for sale, expenses relating to trustees and shareholder meetings, the cost of preparing and distributing reports and notices to shareholders, the fees and other expenses incurred by the Fund in connection with membership in investment company organizations and the cost of printing copies of prospectuses and statements of additional information distributed to the Fund’s shareholders.
Invesco, at its own expense, furnishes to the Fund office space and facilities. Invesco furnishes to the Fund all personnel for managing the affairs of the Fund.
Pursuant to its Advisory Agreement with the Fund, Invesco receives a monthly fee from the Fund calculated at the annual rate of 1.25% of the Fund’s average daily managed assets, which shall mean the average daily total asset value of the Fund minus the sum of accrued liabilities other than the aggregate liquidation preference of any preferred shares and/or the aggregate amount of any borrowings for investment purposes (“Managed Assets”). The Fund allocates advisory fees to a class based on the relative net assets of each class.

Invesco may from time to time waive or reduce its fee. Voluntary fee waivers or reductions may be rescinded at any time without further notice to investors. During periods of voluntary fee waivers or reductions, Invesco will retain its ability to be reimbursed for such fee prior to the end of the fiscal year in which the voluntary fee waiver or reduction was made.
Invesco has contractually agreed through at least August 31, 2027, to waive advisory fees payable by the Fund in an amount equal to the advisory fees earned by the Adviser and/or its affiliates on underlying affiliated investments, including 100% of the net advisory fees the Adviser receives from any affiliated money market funds on investments by the Fund of uninvested cash in such affiliated money market funds. The Loan Origination Trust and any Blocker Subsidiary have entered into a separate contract with the Adviser whereby the Adviser provides investment advisory and other services to the Loan Origination Trust or Blocker Subsidiary. In consideration of these services, the Loan Origination Trust and any Blocker Subsidiary pays the Adviser a management fee. The Adviser has contractually agreed to waive and not collect the portion of the advisory fee that the Adviser would otherwise be entitled to collect from the Loan Origination Trust or Blocker Subsidiary, in an amount equal to 100% of the advisory fee that the Adviser receives from the Loan Origination Trust or Blocker Subsidiary. This waiver will remain in effect for as long as the Adviser's contract with the Loan Origination Trust or any Blocker Subsidiary is in place.
Advisory fees paid (before giving effect to any fee waiver) by the Fund and advisory fees waived by Invesco, for the last three fiscal years are as follows:
Fiscal Year Ended	Advisory Fees Paid (Before waiver)	Advisory Fees Waived
February 28, 2026	$3,986,286	$659
February 28, 2025	$4,889,287	$1,507
February 29, 2024	$5,966,712	$4,013
Investment Sub-Advisers
Affiliated Investment Sub-Advisers
Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Fund, pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Funds. These affiliated sub-advisers, each of which is a registered investment adviser under the Advisers Act are:
• Invesco Asset Management (Japan) Limited (Invesco Japan)
• Invesco Asset Management Limited (Invesco Asset Management)
• Invesco Canada Ltd. (Invesco Canada)
• Invesco Capital Management LLC (Invesco Capital)
• Invesco Hong Kong Limited (Invesco Hong Kong)
• Invesco Management S.A.
• Invesco Senior Secured Management, Inc. (Invesco Senior Secured) (each a “Sub-Adviser” and collectively, the “Sub-Advisers”).
Invesco and each of the above Sub-Advisers are indirect wholly owned subsidiaries of Invesco Ltd.
The only fees payable to the Sub-Advisers described above under the Sub-Advisory Agreements are for providing discretionary investment management services. For such services, Invesco will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that Invesco receives from the Fund, multiplied by (ii) the fraction equal to the net assets of the Fund as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of the Fund for that month. Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by Invesco, if any, in effect from time to time. In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed

40% of the monthly compensation that Invesco receives from the Fund pursuant to its advisory agreement with the Fund, as reduced to reflect contractual or voluntary fee waivers or expense limitations by Invesco, if any.
Unaffiliated Investment Sub-Adviser and Sub-Sub-Adviser
The Adviser, on behalf of the Fund, has also entered into a Sub-Advisory Agreement with Barings LLC (Barings) to provide investment advice, order execution and discretionary investment management services to all or a portion of the Fund, subject to the oversight of Invesco and the Board. Barings, a Delaware limited liability company, is a subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual”).
Under the Sub-Advisory Agreement, Invesco will pay Barings up to 40% of the advisory fees Invesco receives from the Fund.
Barings has entered into a Sub-Sub-Advisory Agreement with Baring International Investment Limited (BIIL), a limited liability company incorporated under the laws of England and Wales and a subsidiary of MassMutual. The utilization of personnel of BIIL to manage and engage in securities transactions for the Fund, subject to Barings’ supervision enables Barings to fully execute on its strategies. Barings will compensate BIIL out of the sub-advisory fees it receives from the Adviser.
Portfolio Managers
Portfolio Manager Fund Holdings and Information on Other Accounts Managed
Invesco’s portfolio managers develop investment models which are used in connection with the management of certain Invesco Funds as well as other mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals. The ‘Investments’ chart reflects the portfolio managers' investments in the Fund(s) that they manage and includes investments in the Fund’s shares beneficially owned by a portfolio manager, as determined in accordance with Rule 16a-1(a)(2) under the Exchange Act (beneficial ownership includes ownership by a portfolio manager’s immediate family members sharing the same household). The ‘Assets Managed’ chart reflects information regarding accounts other than the Fund for which each portfolio manager has day-to-day management responsibilities.  Accounts are grouped into three categories: (i) other registered investment companies; (ii) other pooled investment vehicles; and (iii) other accounts.  To the extent that any of these accounts pay advisory fees that are based on account performance (performance-based fees), information on those accounts is specifically noted.  In addition, any assets denominated in foreign currencies have been converted into U.S. dollars using the exchange rates as of the applicable date.
Investments
The following information is as of February 28, 2026 (unless otherwise noted):

Fund	Portfolio Managers	Dollar Range of Investments in the Fund
Invesco Dynamic Credit Opportunity Fund
	Scott Baskind	None
	Nuno Caetano	None
	Ron Kantowitz	None
	Philip Yarrow	None
	Trevor Slaven[1]	None
	Andrew Tourigney[1]	None

1 The Portfolio Manager began serving on the Fund effective June 26, 2026. The information provided is as of March 31, 2026.

Assets Managed
The following information is as of February 28, 2026 (unless otherwise noted):

Portfolio Manager(s)	Other Registered Investment Companies Managed		Other Pooled Investment Vehicles Managed		Other Accounts Managed
	Number of Accounts	Assets (in millions)	Number of Accounts	Assets (in millions)	Number of Accounts	Assets (in millions)
Invesco Dynamic Credit Opportunity Fund
Scott Baskind	5	$10,081.4	11	$8,133.4	13	$2,884.7
Nuno Caetano	None	None	None	None	15	$6,739.2
Ron Kantowitz	None	None	3	$902.5	None	None
Philip Yarrow	4	$5,755.3	3	$4,774.3	13	$2,884.7
Trevor Slaven[1]	None	None	1	$46.3	None	None
Andrew Tourigney[1]	None	None	3[2]	$124.7[2]	7	$24,017.7

1 The Portfolio Manager began serving on the Fund effective June 26, 2026. The information provided is as of March 31, 2026.
2 This amount includes 1 fund that pays performance-based fees with $14.0M in total assets under management.
Potential Conflicts of Interest
For the Adviser and each Sub-Adviser
Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one Fund or other account. More specifically, portfolio managers who manage multiple Funds and/or other accounts may be presented with one or more of the following potential conflicts:
●
The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each Fund and/or other account. The Adviser and each Sub-Adviser seek to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the Funds.
●
If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts. To deal with these situations, the Adviser, each Sub-Adviser and the Funds have adopted procedures for allocating portfolio transactions across multiple accounts.
●
The Adviser and each Sub-Adviser determine which broker to use to execute each order for securities transactions for the Funds, consistent with its duty to seek best execution of the transaction. However, for certain other accounts (such as mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Adviser and each Sub-Adviser may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, trades for a Fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of the Fund or other account(s) involved.
●
The appearance of a conflict of interest may arise where the Adviser or Sub-Adviser has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts for which a portfolio manager has day-to-day management responsibilities.

●
In the case of a fund-of-funds arrangement, including where a portfolio manager manages both the investing Fund and an affiliated underlying fund in which the investing Fund invests or may invest, a conflict of interest may arise if the portfolio manager of the investing Fund receives material nonpublic information about the underlying fund. For example, such a conflict may restrict the ability of the portfolio manager to buy or sell securities of the underlying Fund, potentially for a prolonged period of time, which may adversely affect the Fund.
The Adviser, each Sub-Adviser, and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.
Barings Conflict of Interest
The potential for material conflicts of interest may exist when a portfolio manager has responsibilities for the day-to-day management of multiple accounts. These conflicts may be heightened to the extent a portfolio manager, Barings, and/or an affiliate has an investment in one or more of such accounts or an interest in the performance of one or more such accounts. Barings has identified (and summarized below) areas where material conflicts of interest are most likely to arise, and have adopted policies and procedures that it believes are reasonably designed to address such conflicts.
It is possible that an investment opportunity may be suitable for both a fund and other accounts managed by a portfolio manager, but may not be available in sufficient quantities for both the fund and the other accounts to participate fully. Similarly, there may be limited opportunity to sell an investment held by a fund and another account. A conflict may arise where the portfolio manager may have an incentive to treat an account preferentially as compared to a fund because the account pays Barings a performance-based fee or the portfolio manager, Barings, or an affiliate has an interest in the account. Barings and BIIL have adopted global policies and procedures, including but not limited to a global investment allocation policy and global trade allocation procedures to address allocation of portfolio transactions and investment opportunities across multiple clients. The global policies and procedures are designed to achieve fair and equitable treatment of all clients over time, and specifically prohibit allocations based on performance of an account, the amount or structure of the management fee, performance fee or profit sharing allocations, participation or investment by an employee, Barings, or an affiliate, and whether the account is public, private, proprietary or third party.
Potential material conflicts of interest may also arise related to the knowledge and timing of a fund's trades, investment opportunities and broker selection. Portfolio managers may have information about the size, timing and possible market impact of a fund's trades. It is theoretically possible that portfolio managers could use this information for their personal advantage and/or the advantage of other accounts they manage, or to the possible detriment of a fund. For example, a portfolio manager could front run a fund's trade or short sell a security for an account immediately prior to a fund's sale of that security. To address these conflicts, Barings and BIIL have adopted global policies and procedures governing employees' personal securities transactions, the use of short sales, and trading between the fund and other accounts managed by the portfolio manager or accounts owned by Barings or its affiliates.
With respect to securities transactions for the fund, Barings and BIIL determines which broker to use to execute each order, consistent with their duty to seek best execution of the transaction. Barings and BIIL manage certain other accounts, however, where they may be limited by the client with respect to the selection of brokers or directed to trade such client's transactions through a particular broker. In these cases, trades for a fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Placing separate transaction orders for a security may temporarily affect the market price of the security or otherwise affect the execution of the transaction to the possible detriment of a fund or the other account(s) involved. Barings and BIIL have adopted global policies and procedures that address best execution and directed brokerage.
A portfolio manager may also face other potential conflicts of interest in managing a fund, and the above is not a complete description of every conflict of interest that could be deemed to exist in managing both a fund and the other accounts listed above.

Description of Compensation Structure
For the Adviser and each Sub-Adviser
The Adviser and each Sub-Adviser seek to maintain a compensation program that is competitively positioned to attract and retain high-caliber investment professionals. Portfolio managers receive a base salary, an incentive cash bonus opportunity and a deferred compensation opportunity. Portfolio manager compensation is reviewed and may be modified each year as appropriate to reflect changes in the market, as well as to adjust the factors used to determine bonuses to promote competitive Fund performance. The Adviser and each Sub-Adviser evaluate competitive market compensation by reviewing compensation survey results conducted by an independent third party of investment industry compensation. Each portfolio manager's compensation consists of the following three elements:
Base Salary. Each portfolio manager is paid a base salary. In setting the base salary, the Adviser and each Sub-Adviser’s intention is to be competitive in light of the particular portfolio manager's experience and responsibilities.
Annual Bonus. The portfolio managers are eligible, along with other employees of the Adviser and each Sub-Adviser, to participate in a discretionary year-end bonus pool. The Compensation Committee of Invesco Ltd. reviews and approves the firm-wide bonus pool based upon progress against strategic objectives and annual operating plan, including investment performance, revenues, enterprise expectations and financial results. In addition, while having no direct impact on individual bonuses, assets under management are considered when determining the starting bonus funding levels. Each portfolio manager is eligible to receive an annual cash bonus which is based on quantitative (i.e. investment performance and revenues) and non-quantitative factors (which may include, but are not limited to, enterprise expectations, individual performance, risk management and teamwork).
Each portfolio manager's compensation is linked to the pre-tax investment performance of the Funds/accounts managed by the portfolio manager as described in Table 1 below.

Sub-Adviser	Performance time period[3]
Invesco[4]	One-, Three- and Five-year performance against Fund peer group or Market Index
Invesco Canada[4]
Invesco Management S.A.[4]
Invesco Hong Kong[4]
Invesco Asset Management[4]
Invesco Listed Real Assets Division[4]

Invesco Senior Secured[4,5]
Invesco Capital[4,6]	Not applicable

Invesco Japan	One-, Three- and Five-year performance

3 Rolling time periods are measured from October 1st to September 30th .
4 Portfolio Managers may be granted an annual deferral award that vests on a pro-rata basis over a four-year period.
5 Invesco Senior Secured’s bonus is based on annual measures of equity return and standard tests of collateralization performance.
6 Portfolio Managers for Invesco Capital base their bonus on Invesco results as well as overall performance of Invesco Capital.

High investment performance (against applicable peer group and/or benchmarks) would deliver compensation generally associated with top pay in the industry (determined by reference to the third-party provided compensation survey information) and poor investment performance (versus applicable peer group) would result in low bonus compared to the applicable peer group or no bonus at all. These decisions are reviewed and approved collectively by senior leadership which has responsibility for executing the compensation approach across the organization.

With respect to Invesco Capital, there is no policy regarding, or agreement with, the Portfolio Managers or any other senior executive of the Adviser to receive bonuses or any other compensation in connection with the performance of any of the accounts managed by the Portfolio Managers.
Deferred / Long Term Compensation. Portfolio managers may be granted a deferred compensation award based on a firm-wide bonus pool approved by the Compensation Committee of Invesco Ltd. Deferred compensation awards largely take the form of long-term awards (LTA) which consist of Fund Deferral (LTF) and Equity (LTE). Fund deferrals are notionally invested in certain Invesco funds selected by the Portfolio Manager and are settled in cash. Equity awards are settled in Invesco Ltd. common shares. Deferred compensation awards have a four-year ratable vesting schedule. The vesting period aligns the interests of the Portfolio Managers with the long-term interests of clients and shareholders and encourages retention.
Retirement and health and welfare arrangements. Portfolio managers are eligible to participate in retirement and health and welfare plans and programs that are available generally to all employees.
Barings Compensation Structure
Barings pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the Fund.
Barings' compensation framework provides for total compensation opportunities that align to market intelligence, job function and level, and scope and complexity of the work performed. In addition to base salary, Barings provides each role a total incentive target expressed as a percentage of base salary. Incentives are awarded to individuals based on company, business unit, and individual performance.
For investment teammates, performance may include overall participation in the investment process including ideas and generation of positive relative investment performance to predefined benchmarks/indices. The firm's research analysts may be assessed based on the quality, timeliness, and return attribution of research, which is closely evaluated by the investment team and used to formulate feedback which is tied to performance reviews. Although the framework for compensation decision-making is tied to achievement of goals, compensation is not determined by formula. Barings’ compensation programs are designed to reward for intangible, as well as tangible contributions to our success, including corporate integrity, service quality, customer loyalty, risk management, corporate reputation, and the quality of our team of professionals and the collaboration within that team.
OTHER SERVICE PROVIDERS
Principal Underwriter
The Fund has entered into a master distribution agreement with Invesco Distributors, Inc. (Invesco Distributors), a registered broker-dealer and a wholly owned subsidiary of Invesco Ltd., pursuant to which Invesco Distributors acts as the distributor of Shares of the Fund. The address of Invesco Distributors is 11 Greenway Plaza, Houston, TX 77046-1173. Certain trustees and officers of the Fund are affiliated with Invesco Distributors. See “Management of the Fund.” Invesco Distributors has the exclusive right to distribute Shares of the Fund through authorized dealers on a continuous basis. Invesco Distributors’ obligation is an agency or “best efforts” arrangement under which Invesco Distributors is required to take and pay for only such Shares of the Fund as may be sold to the public. Invesco Distributors is not obligated to sell any stated number of Shares.
Administrator
Invesco, the Fund’s investment adviser, also serves as the Fund’s Administrator. Pursuant to the administration agreement between the Fund and the Administrator (the “Administrative Services Agreement”), the Administrator performs or arranges for the provision of certain accounting and other administrative services to each Fund which are not required to be performed by Invesco under the Advisory Agreement. The Administrative Services Agreement provides that it will remain in effect and continue from year to year only if such continuance is specifically approved at least annually by the Board, including the independent trustees.

Under the Administrative Services Agreement, Invesco is entitled to receive from the Funds reimbursement of its costs or such reasonable compensation.
Pursuant to a subcontract for administrative services with the Adviser, State Street Bank and Trust Company performs certain administrative functions for the Funds. State Street Bank and Trust Company is located at 225 Franklin Street, Boston, Massachusetts 02110-2801.
For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid monthly, calculated at the annual rates indicated below, based on the average assets under management of the Invesco Funds overseen by the Fund’s Board.
Rate*/Net Assets Per Administrative Services Agreement
0.0175% on first $100 billion
0.0150% on the next $100 billion
0.0135% on the next $100 billion
0.0125% on the next $100 billion
0.010% on amounts over $400 billion
* The fee is paid monthly at 1/12 of the annualized effective fee rate based on the average assets under management of the prior month.
For the last three fiscal years, the Fund paid the following administrative services fees:
Fiscal Year Ended	Administrative Services Fees Paid
February 28, 2026	$31,001
February 28, 2025	$48,891
February 29, 2024	$54,210
Custodian
State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the fund accounting agreement between it and the Fund.
Dividend Paying Agent and Transfer Agent
Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078 is the dividend disbursing agent and transfer agent of the Fund. The transfer agency fees are determined through negotiations with the Fund and are approved by the Fund’s Board of Trustees. The transfer agency fees are based on competitive benchmarks.
Sub-Transfer Agent
Invesco Canada, 16 York Street, Suite 1200, Toronto, Ontario, Canada M5J 0E6, a wholly-owned, indirect subsidiary of Invesco Ltd., provides services to the Fund as a sub-transfer agent, pursuant to an agreement between Invesco Canada and Invesco Investment Services. The Fund does not pay a fee to Invesco Canada for these services. Rather Invesco Canada is compensated by Invesco Investment Services, as a sub-contractor.
Independent Registered Public Accounting Firm
An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements and performs other related audit services. The Audit Committee of the Board has selected, and the Board has ratified and approved PricewaterhouseCoopers LLP, located at 1000 Louisiana Street, Suite 5800, Houston Texas 77002-5021, to be the Fund’s independent registered public accounting firm. The terms of the engagement letter required by PricewaterhouseCoopers LLP, and agreed to by the

Funds’ Audit Committee, include a provision mandating the use of mediation and arbitration to resolve any controversy or claim between the parties arising out of or relating to the engagement letter or the services provided thereunder.
Financial statements for the Predecessor Fund were also audited by PricewaterhouseCoopers LLP.
Counsel to The Fund
Legal matters for the Fund have been passed upon by Stradley Ronon Stevens & Young, LLP, 2005 Market Street, Suite 2600, Philadelphia, Pennsylvania 19103-7018.
Securities Lending Arrangements
If the Fund engages in securities lending, Invesco will provide the Fund related investment advisory and administrative services. The Advisory Agreement describes the administrative services to be rendered by Invesco if the Fund engages in securities lending activities, as well as the compensation Invesco may receive for such administrative services. Services to be provided include: (a) overseeing participation in the securities lending program to ensure compliance with all applicable regulatory and investment guidelines; (b) assisting the securities lending agent or principal (the agent) in determining which specific securities are available for loan; (c) monitoring the agent to ensure that securities loans are effected in accordance with Invesco’s instructions and with procedures adopted by the Board; (d) preparing appropriate periodic reports for, and seeking appropriate approvals from, the Board with respect to securities lending activities; (e) responding to agent inquiries; and (f) performing such other duties as may be necessary.
Invesco’s compensation for advisory services rendered in connection with securities lending is included in the advisory fee schedule. As compensation for the related administrative services Invesco will provide, a lending Fund will pay Invesco a fee equal to 25% of the net monthly interest or fee income retained or paid to the Fund from such activities. Invesco currently waives such fee, and has agreed to seek Board approval prior to its receipt of all or a portion of such fee.
DISTRIBUTION OF SECURITIES
Distribution and Service Plan
The Fund has selected Invesco Distributors to provide distribution-related and shareholder services with respect to its Class A Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company (the Plan). There is no Plan for the Fund’s Class AX Shares, Class Y Shares or Class R6 Shares.
The Fund, pursuant to the Plan, pays Invesco Distributors compensation at the annual rate of 0.25% of the Fund’s average daily net assets of Class A Shares.
The Plan compensates Invesco Distributors for expenses incurred in providing services primarily intended to result in the sale of Class A Shares of the Fund, including, but not limited to, paying expenses for printing and distributing prospectuses and reports used for sales purposes, preparing and distributing sales literature (and any related services), advertisements, payment of dealer commissions and wholesaler compensation in connection with sales of the Fund’s Class A Shares exceeding a certain amount set forth in this prospectus (for which the Fund imposes no sales charge) and other distribution-related services permitted by Rule 12b-1.
Payments pursuant to the Plan are subject to any applicable limitations imposed by Financial Industry Regulatory Authority rules.
As required by Rule 12b-1, the Plan was approved by a majority of the Board, including a majority of the trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Rule 12b-1 Trustees”). Unless terminated earlier in accordance with the terms of the Plan, the Plan will continue from year to year as long as such continuance is specifically approved at least annually by the Board, including a majority of the Rule 12b-1 Trustees.

Any amendment to the Plan that would increase materially the distribution expenses paid by Class A requires shareholder approval; otherwise, the Plan may be amended by the Board, including a majority of the Rule 12b-1 Trustees, by votes cast at a meeting called for the purpose of voting upon such amendment.
As long as the Plan is in effect, the Board shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.
The Plan obligates the Fund to pay Invesco Distributors the full amount of the distribution and service fees reflected on the schedule to the plan. Thus, even if Invesco Distributors’ actual allocated share of expenses exceeds the fee payable to Invesco Distributors at any given time, under the Plan, the Fund will not be obligated to pay more than that fee. If Invesco Distributors’ actual allocated share of expenses is less than the fee it receives, under the Plan, Invesco Distributors will retain the full amount of the fee.
Invesco Distributors may from time to time waive or reduce any portion of its 12b-1 fee. Voluntary fee waivers or reductions may be rescinded at any time without further notice to investors. During periods of voluntary fee waivers or reductions, Invesco Distributors will retain its ability to be reimbursed for such fee prior to the end of the respective fiscal year in which the voluntary fee waiver or reduction was made.
Payments made pursuant to the Rule 12b-1 Plans discussed above may continue for Funds or share classes that are in limited offering or closed to new investors.
The Fund may pay a service fee of up to the cap disclosed in the Plan and in any case no greater than 0.25% of the average daily net assets of the Fund’s Class A Shares, attributable to the customers’ selected dealers and financial institutions to such dealers and financial institutions, including Invesco Distributors, acting as principal, who furnish continuing personal shareholder services and/or maintenance of accounts to their customers who purchase and own Class A Shares of the Fund. Under the terms of a shareholder service agreement, such personal shareholder services and/or maintenance of accounts may include, but are not limited to, assisting in establishing and maintaining customer accounts and records, assisting with purchase and redemption requests, arranging for bank wires, monitoring dividend payments from the Fund on behalf of customers, forwarding certain shareholder communications from the Fund to customers, receiving and answering correspondence, aiding in maintaining the investment of their respective customers in the Fund and providing such other information and services as reasonably requested. Any amounts not paid as a service fee under the Plan would constitute an asset-based sales charge.
The Fund may agree to pay fees to selected dealers and other institutions who render the foregoing services to its customers subject to an agreement. Fees shall be paid only to those selected dealers or other institutions who are dealers or institutions of record at the close of business on the last business day of the applicable payment period for the account in which the Fund’s Class A Shares are held.
Under the Plan, certain financial institutions which have entered into service agreements and which sell shares of the Fund, may receive payments from the Fund pursuant to the Plan in an amount not to exceed the maximum annual rate to be paid to Invesco Distributors under the Plan. These payments are an obligation of the Fund and not of Invesco Distributors.
For the fiscal year ended February 28, 2026, the aggregate expenses paid and unreimbursed under the Plan are as follows:
	Paid	Unreimbursed*	% of average daily net assets
Class A Shares	$1,405	$1,405	0.00%
*
If the Plan is terminated or not continued, the Fund will not be contractually obligated to pay the Distributor for any expenses not previously reimbursed by the Fund or recovered through early withdrawal charges.

An estimate by category of the allocation of actual fees paid by Class A shares of the Fund during the fiscal year ended February 28, 2026, are as follows:
	Advertising	Printing & Mailing	Seminars	Underwriters Compensation	Dealers Compensation	Personnel	Travel
Class A Shares	$0	$0	$0	$0	$1,405	$0	$0
Payments to Dealers. Invesco Distributors may elect to re-allow the entire initial sales charge to dealers for all sales with respect to which orders are placed with Invesco Distributors or its designee during a particular period. Dealers to whom substantially the entire sales charge is re-allowed may be deemed to be “underwriters” as that term is defined under the 1933 Act.
The financial intermediary through which you purchase your Shares may receive all or a portion of the sales charges and Rule 12b-1 distribution fees discussed above. In this context, “financial intermediaries” include any broker, dealer, bank (including bank trust departments), insurance company separate account, transfer agent, registered investment adviser, financial planner, retirement plan administrator and any other financial intermediary having a selling, administration or similar agreement with Invesco Distributors or one or more of its corporate affiliates (collectively, the Invesco Distributors Affiliates). In addition to those payments, Invesco Distributors Affiliates may make additional cash payments to financial intermediaries in connection with the promotion and sale of Shares of the Invesco Funds. Invesco Distributors Affiliates make these payments from their own resources, from Invesco Distributors’ retention of underwriting concessions and from payments to Invesco Distributors under Rule 12b-1 plans. In the case of sub-accounting payments, discussed below, Invesco Distributors Affiliates will be reimbursed directly by the Invesco Funds for such payments. These additional cash payments are described below. The categories described below are not mutually exclusive. The same financial intermediary, or one or more of its affiliates, may receive payments under more than one or all categories. Most financial intermediaries that sell Shares of the Invesco Funds receive one or more types of these cash payments. Financial intermediaries negotiate the cash payments to be paid on an individual basis. Where services are provided, the costs of providing the services and the overall package of services provided may vary from one financial intermediary to another. Invesco Distributors Affiliates do not make an independent assessment of the cost of providing such services.
Certain financial intermediaries listed below received one or more types of the following payments during the prior calendar year. This list is not necessarily current and will change over time. Certain arrangements are still being negotiated, and there is a possibility that payments will be made retroactively to financial intermediaries not listed below. Accordingly, please contact your financial intermediary to determine whether they currently may be receiving such payments and to obtain further information regarding any such payments.
Financial Support Payments. Invesco Distributors Affiliates make financial support payments as incentives to certain financial intermediaries to promote and sell shares of Invesco Funds. The benefits Invesco Distributors Affiliates receive when they make these payments include, among other things, placing Invesco Funds on the financial intermediary’s funds sales system, and access (in some cases on a preferential basis over other competitors) to individual members of the financial intermediary’s sales force or to the financial intermediary’s management. Financial support payments are sometimes referred to as “shelf space” payments because the payments compensate the financial intermediary for including Invesco Funds in its Fund sales system (on its sales shelf). Invesco Distributors Affiliates compensate financial intermediaries differently depending typically on the level and/or type of considerations provided by the financial intermediary. In addition, payments typically apply only to retail sales, and may not apply to other types of sales or assets (such as sales to Retirement and Benefit Plans, qualified tuition programs, or fee based adviser programs – some of which may generate certain other payments described below).
The financial support payments Invesco Distributors Affiliates make may be calculated on sales of shares of Invesco Funds (Sales-Based Payments), in which case the total amount of such payments shall not exceed 0.25% of the public offering price of all such shares sold by the financial intermediary during the particular period. Such payments also may be calculated on the average daily net assets of the applicable Invesco

Funds attributable to that particular financial intermediary (Asset-Based Payments), in which case the total amount of such cash payments shall not exceed 0.25% per annum of those assets during a defined period. Sales-Based Payments primarily create incentives to make new sales of shares of Invesco Funds and Asset-Based Payments primarily create incentives to retain previously sold shares of Invesco Funds in investor accounts. Invesco Distributors Affiliates may pay a financial intermediary either or both Sales-Based Payments and Asset-Based Payments.
Sub-Accounting and Networking Support Payments. The Transfer Agent, an Invesco Distributors Affiliate, acts as the transfer agent for the Invesco Funds, registering the transfer, issuance and redemption of Invesco Fund shares, and disbursing dividends and other distributions to Invesco Funds shareholders. However, many Invesco Fund shares are owned or held by financial intermediaries, as that term is defined above, for the benefit of their customers. In those cases, the Invesco Funds often do not maintain an account for the shareholder. Thus, some or all of the transfer agency functions for these accounts are performed by the financial intermediary. In these situations, Invesco Distributors Affiliates may make payments to financial intermediaries that sell Invesco Fund shares for certain transfer agency services, including record keeping and sub-accounting shareholder accounts. Payments for these services typically do not exceed 0.25% (for non-Class R5 shares) or 0.10% (for Class R5 shares) of average annual assets of such share classes or $19 per annum per shareholder account (for non-Class R5 shares only). No Sub-Accounting or Networking Support payments will be made with respect to Invesco Funds’ Class R6 shares. Invesco Distributors Affiliates also may make payments to certain financial intermediaries that sell Invesco Fund shares in connection with client account maintenance support, statement preparation and transaction processing. The types of payments that Invesco Distributors Affiliates may make under this category include, among others, payment of networking fees of up to $10 per shareholder account maintained on certain mutual fund trading systems.
All fees payable by Invesco Distributors Affiliates pursuant to a sub-transfer agency, omnibus account service or sub-accounting agreement are charged back to the Invesco Funds, subject to certain limitations approved by the Board of the Fund.
Other Cash Payments. From time to time, Invesco Distributors Affiliates, at their expense and out of their own resources, may provide additional compensation to financial intermediaries which sell or arrange for the sale of shares of an Invesco Fund. Such compensation provided by Invesco Distributors Affiliates may include payment of ticket charges per purchase or exchange order placed by a financial intermediary, one-time payments for ancillary services such as setting up funds on a financial intermediary’s mutual fund trading systems, financial assistance to financial intermediaries that enable Invesco Distributors Affiliates to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client entertainment, client and investor events, and other financial intermediary-sponsored events, and travel expenses, including lodging incurred by registered representatives and other employees in connection with client prospecting, retention and due diligence trips. In addition, Invesco Distributors Affiliates may also compensate consultants or other third parties to provide certain due diligence or other services to financial intermediaries with respect to the Fund and/or Invesco in connection with such financial intermediary determining whether to include the Fund on its platform. Other compensation may be offered to the extent not prohibited by state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority (FINRA) (formerly, NASD, Inc.). Invesco Distributors Affiliates make payments for entertainment events they deem appropriate, subject to Invesco Distributors Affiliates guidelines and applicable law. These payments may vary depending upon the nature of the event or the relationship.
Invesco Distributors Affiliates are motivated to make the payments described above because they promote the sale of Invesco Fund shares and the retention of those investments by clients of financial intermediaries. To the extent financial intermediaries sell more shares of Invesco Funds or retain shares of Invesco Funds in their clients’ accounts, Invesco Distributors Affiliates benefit from the incremental management and other fees paid to Invesco Distributors Affiliates by the Invesco Funds with respect to those assets.
In certain cases, these payments could be significant to the financial intermediary. Your financial intermediary may charge you additional fees or commissions other than those disclosed in the prospectus.

You can ask your financial intermediary about any payments it receives from Invesco Distributors Affiliates or the Invesco Funds, as well as about fees and/or commissions it charges. You should consult disclosures made by your financial intermediary at the time of purchase.
CERTAIN FINANCIAL INTERMEDIARIES THAT RECEIVE ONE OR MORE TYPES OF PAYMENTS
Admin Partners LLC
ADP Broker Dealer Inc
AIG Capital Services Inc
Alight Financial Solutions LLC
Allianz Life
Allstate
AllState Assurance Company
Alta Montclair
Altruist Financial LLC
American Enterprise Investment
American Fidelity Assurance Company
American General
American United Life Insurance Company
And Partners Llc
Apex Clearing
Aretec Group Inc
Ascensus LLC
AXA Advisors LLC
AXA Equitable
Bank of Oklahoma – Nabank & Co
Bay Bridge Administrators LLC
Benefit Consultants Group
Benefit Plans Administrators
Benefit Trust Company
BMO Harris Bank NA
BOSC Inc
Brighthouse Life Insurance Co
Brighthouse Services Llc
Broadway National Bank
Brown Brothers Harriman & Co
Cadaret Grant and Co Inc
Cambridge Investment Research Inc
Carson Pacific LLC
Cavu Securities, LLC
Cetera Advisor Networks LLC
Cetera Financial Group Inc
Cetera Investment Services LLC
Charles Schwab and Company Inc
Citibank NA
Citigroup Global Markets
CoBank
Comerica Bank
Commonwealth Financial Network
CUSO Financial Services LP
Delaware Life Insurance Company
Dynasty Financial Partners LLC
Educators Benefit Consultants LLC
Edward Jones & Co
Ekon Benefits
Empire Fidelity Investments
Empower
Envestnet Asset Management Inc
Envoy Plan Services Inc
Equitable Life
Fidelity Brokerage Services
Fidelity Institutional
Fidelity Investments
Fifth Third
Financial Data Services Inc
First Command
First Financial Administrators
FIS Cash Manager
Frost Brokerage Services Inc
Frost National Bank
Genworth Financial
Genworth Life And Annuity Insurance Company
Global Atlantic Distributors LLC
Goldman Sachs & Co
Great West
Guardian Insurance & Annuity Co Inc
Gwn Securities Inc
Hantz Financial Services Inc
Hare and Company
Hartford Life
Hartford Life Insurance Co Inc
Hightower Holding Llc
Hilltop Securities Inc
Huntington Securities Inc
ING Life Insurance Annuity Company
Institutional Cash Distributors LLC
J P Morgan Institutional Investments Inc
Jackson National Life Distributors Llc
Janney Montgomery Scott LLC
Jefferson National Life Insurance Company
Jefferson National Life Insurance Company of New York
John Hancock
JP Morgan Chase Bank
JP Morgan Clearing Corp
JP Morgan Securities LLC
Kestra Investment Services LLC
Key Bank National Association
Legend Group Adviserv
Lincoln Benefit Life Company
Lincoln Financial Distributors Inc
Lincoln Investment Planning
Lincoln National Life Insurance
LPL Financial LLC
Merrill Lynch
Merrill Lynch Pierce Fenner and Smith Inc
Metropolitan Life Insurance Company
Mid Atlantic Clearing And Settlement Corporation
Mitsubishi UFJ Trust and Banking
MML Investors Services LLC
Moreton Asset Management
Moreton Capital Markets LLC
Morgan Stanley
Morgan Stanley Distribution Inc
MSCS Financial Services Inc
Mutual Securities Inc
National Benefit Services LLC
National Financial Services Corporation
National Financial Services LLC
National Plan Administrators Inc
Nationwide
New York Life
New York Life Insurance and Annuity Corporation
Newport Retirement Plan Services Inc
Next Financial Group Inc
Nitrogen Wealth Inc
Northwestern Mutual Investment Services
Omni Group
Oppenheimer & Co Inc
Osaic, Inc
Pacific Financial Group
Pacific Life Insurance Company
Penserv Plan Services Inc
Pershing
Pershing LLC
Pfs Shareholder Services
Plains Capital Bank
PNC Capital Markets LLC
PNC Investments LLC
Primerica Financial Services
Primerica Financial Services
Principal Life Insurance Company
Protective Life
Protective Life Insurance Company
Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey
Pruco Securities LLC
Prudential
Raymond James
RBC Capital Markets LLC
RBC Wealth Management
Red Oak Software Holdings LLC
Reliance Trust Company
Riversource Life Insurance Company
Robert W Baird and Co Inc
Rockefeller Capital LLC
Sammons Financial Network LLC
Sanctuary Wealth Group
SB Business Services LLC
Schools First Plan Administration
Security Distributors Inc
Security Financial Resources
SEI Private Trust Company
Siracusa Benefits Programs, Inc
Sorrento Pacific Financial LLC
Standard Insurance Company
State Street Corporation
Steward Partners
Steward Partners
Stifel Nicolaus & Co Inc
Sungard
Suntrust Bank
T Rowe Price Associates Inc
Talcott Resolution Life Insurance Company
TCG Administrators
TDS Group Inc
Texas Capital Bank

TIAA-CREF
Transamerica Financial Life Insurance Company
Transamerica Life Insurance Company
Treasury Curve
Truist
Trust Management Network LLC
UBS Financial Services Inc
Ultimate Asset Services LLC
UMB Bank
US Bancorp Investments Inc
US Bank
VALIC Financial
Vanguard Brokerage Services
Vanguard Group Inc
Variable Annuity Life Insurance Co
Variable Life Insurance Co
VIAC Services Company
VOYA Financial Advisors Inc
VOYA Insurance and Annuity Company
VOYA Retirement Insurance and Annuity Company
VOYA Services Company
VRSCO-American General Distributors
Wedbusch Securities Inc
Wells Fargo
Wells Fargo Securities LLC
Western International Securities Inc
Woodforest National Bank
Zions First National Bank
Zurich American Life Insurance Company
PORTFOLIO TRANSACTIONS AND BROKERAGE
The Investment Managers have adopted compliance procedures that cover, among other items, brokerage allocation and other trading practices. If all or a portion of the Fund’s assets are managed by one or more Investment Manager, the decision to buy and sell securities and broker-dealer selection will be made by the Investment Manager for the assets it manages. Unless specifically noted, the Investment Managers brokerage allocation procedures do not materially differ from Invesco Advisers, Inc.’s procedures.
As discussed below, Invesco and the Sub-Advisers, unless prohibited by applicable law, may cause the Fund to pay a broker-dealer a commission for effecting a transaction that exceeds the amount another broker-dealer would have charged for effecting the same transaction in recognition of the value of brokerage and research services provided by that broker-dealer. Since January 3, 2018, under the European Union’s Markets in Financial Instruments Directive (“MiFID II”) and as implemented in the United Kingdom, European Union and United Kingdom investment advisers, including Invesco Management S.A. and Invesco Asset Management, which may act as sub-adviser to the Fund as described in the Fund’s prospectus, pay for research from broker-dealers directly out of their own resources, rather than through client commissions.
With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Investment Managers will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Investment Managers will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The illiquidity of many Senior Loans may restrict the ability of the Investment Managers to locate in a timely manner persons willing to purchase the Fund’s interests in Senior Loans at a fair price should the Fund desire to sell such interests. See “Risks” in the Prospectus. Affiliates of the Investment Managers may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Senior Loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire Senior Loans consistent with its investment policies.
Brokerage Transactions
Placing trades generally involves acting on portfolio manager instructions to buy or sell a specified amount of portfolio securities, including selecting one or more broker-dealers, including affiliated and third-party broker-dealers, to execute the trades, and negotiating commissions and spreads. Various Invesco Ltd. subsidiaries have created a global equity trading desk. The global equity trading desk has assigned local traders in primary trading centers around the world to place equity securities trades in their regions. Invesco’s Americas desk, with locations in the United States and Canada (the Americas Desk), generally places trades of equity securities trading in North America, Canada and Latin America; the Asia Pacific desk, with locations in Hong Kong, Japan, Australia and China (the Asia Pacific Desk), generally places trades of equity securities trading in the Asia-Pacific markets; and the EMEA trading desk, with locations in the United Kingdom (the EMEA Desk), generally places trades of equity securities trading in European, Middle Eastern and African countries. Additionally, various Invesco Ltd. subsidiaries have created an alternatives trading desk that generally places trades in derivatives, options and foreign currency. Invesco, Invesco Canada, Invesco Japan, Invesco Management S.A., Invesco Hong Kong, Invesco Capital and Invesco Asset Management use the

global equity trading desk and the alternatives desk to place trades. Other Sub-Advisers may use the global equity trading desk and the alternatives desk in the future. The trading procedures for the global trading desks are similar in all material respects.
References in the language below to actions by Invesco or a Sub-Adviser making determinations or taking actions related to equity trading include these entities’ delegation of these determinations/actions to the Americas Desk, the Asia Pacific Desk, and the EMEA Desk. Even when trading is delegated by Invesco or the Sub-Advisers to the various arms of the global equity trading desk or to the alternatives desk, Invesco or the Sub-Adviser that delegates trading is responsible for oversight of this trading activity.
Commissions
Substantially all of the Fund’s trades are effected on a principal basis. For the last three fiscal years ended February 28 or 29, the Fund paid the following brokerage commissions:
Fiscal Year Ended	Brokerage Commissions
February 28, 2026	$0
February 28, 2025	$0
February 29, 2024	$0
The Fund paid no commissions to affiliated brokers during the last three fiscal years.
In addition, the Fund may purchase or sell a security from or to certain other Invesco Funds or other accounts (and may invest in the Affiliated Money Market Funds) provided the Funds follow procedures adopted by the Boards of the various Invesco Funds, including the Fund. These inter-fund transactions generally do not generate brokerage commissions but may result in custodial fees or taxes or other related expenses.
Broker Selection
The Investment Managers’ primary consideration in selecting Brokers to execute portfolio transactions for the Fund is to obtain best execution. In selecting a Broker to execute a portfolio transaction in equity or fixed income securities for the Fund, the Investment Managers consider the full range and quality of a Broker’s services, including, but not limited to, the value of research and/or brokerage services provided (if permitted by applicable law or regulation), execution capability, commission rate, spread or mark-up or mark-down (as applicable), willingness to commit capital, anonymity and responsiveness. In each case, the determinative factor is not the lowest commission, spread or mark-up or mark-down available but whether the transaction represents the best qualitative execution for the Fund under the circumstances. The Investment Managers will not select Brokers based upon their promotion or sale of Fund shares.
Unless prohibited by applicable law, such as MiFID II (described herein), in choosing Brokers to execute portfolio transactions for the Funds, Invesco or a Sub-Adviser may select Brokers that provide brokerage and/or research services (Soft Dollar Products) to Invesco or such Sub-Adviser. Barings and BIIL do not accept Soft Dollar Products or arrange for research to be paid from client assets. For the avoidance of doubt, European Union and United Kingdom investment advisers, including Invesco Management S.A. and Invesco Asset Management, which may act as sub-adviser to certain Invesco Funds as described in such Funds’ prospectuses, must pay for research from Brokers directly out of their own resources, rather than through client commissions. Therefore, the use of the defined term “Sub-Advisers” throughout this section shall not be deemed to apply to those Sub-Advisers subject to the MiFID II prohibitions. Section 28(e) of the Exchange Act, provides that Invesco or a Sub-Adviser, under certain circumstances, lawfully may cause a client account to pay a higher commission than the lowest available. Under Section 28(e)(1), Invesco or the Sub-Adviser must make a good faith determination that the commissions paid are “reasonable in relation to the value of the brokerage and research services provided ... viewed in terms of either that particular transaction or [Invesco’s or the Sub-Adviser’s] overall responsibilities with respect to the accounts as to which [it] exercises investment discretion.” The Soft Dollar Products provided by the Broker also must lawfully and appropriately assist Invesco or the Sub-Adviser in the performance of its investment decision-making responsibilities.

Accordingly, the Fund may pay a Broker commissions that are higher than those charged by another Broker in recognition of the Broker’s provision of Soft Dollar Products to Invesco or the Sub-Advisers.
Invesco and the Sub-Advisers face a potential conflict of interest when they use client trades to obtain Soft Dollar Products. This conflict exists because Invesco and the Sub-Advisers are able to use the Soft Dollar Products to manage client accounts without paying cash for the Soft Dollar Products, which reduces Invesco’s or a Sub-Adviser’s expenses to the extent that Invesco or such Sub-Adviser would have purchased such products had they not been provided by Brokers. Additionally, Section 28(e) permits Invesco or a Sub-Adviser to use Soft Dollar Products for the benefit of any account it manages. Certain Invesco-managed client accounts (or client accounts managed by the Sub-Advisers) may generate soft dollar commissions used to purchase Soft Dollar Products that ultimately benefit other Invesco-managed client accounts (or the other Sub-Adviser managed accounts), effectively cross-subsidizing the other Invesco-managed client accounts (or the other Sub-Adviser-managed client accounts) that benefit directly from the product. Invesco or a Sub-Adviser may not use all of the Soft Dollar Products provided by Brokers through which the Fund effects securities transactions in connection with managing the Fund whose trades generated the soft dollar commissions used to purchase such products.
Fixed income trading normally does not generate soft dollar commissions to pay for Soft Dollar Products. Therefore, soft dollar commissions used to pay for Soft Dollar Products which are used to manage certain fixed income Invesco Funds or other fixed-income client accounts are generated entirely by equity-focused Invesco Funds and other equity-focused client accounts managed by Invesco. In other words, certain fixed income Invesco Funds are cross-subsidized by the equity Invesco Funds in that the fixed income Invesco Funds receive the benefit of Soft Dollar Products for which they do not pay. Similarly, other client accounts managed by Invesco or certain of its affiliates may benefit from Soft Dollar Products for which they do not pay.
Invesco and the Sub-Advisers attempt to reduce or eliminate the potential conflicts of interest concerning the use of Soft Dollar Products by directing client trades for Soft Dollar Products only if Invesco or the Sub-Adviser concludes that the Broker supplying the product is capable of providing best execution.
Certain Soft Dollar Products may be available directly from a vendor on a hard dollar basis; other Soft Dollar Products are available only through Brokers in exchange for soft dollars. Invesco and the Sub-Adviser use soft dollar commissions to purchase two types of Soft Dollar Products:
• proprietary research created by the Broker executing the trade, and
• other research and brokerage products and services created by third party vendors that are supplied to Invesco or the Sub-Advisers through the Broker executing the trade.
Proprietary research consists primarily of traditional research reports, recommendations and similar materials produced by the in-house research staffs of broker-dealer firms. This research includes evaluations and recommendations of specific companies or industry groups, as well as analyses of general economic and market conditions and trends, market data, contacts and other related information and assistance. Invesco periodically rates the quality of proprietary research produced by various Brokers. Based on the evaluation of the quality of information that Invesco receives from each Broker, Invesco develops an estimate of each Broker’s targeted share of Invesco clients’ commission dollars and attempts to direct trades to these firms to meet these estimates.
Soft Dollar Products are paid for by Invesco and Sub-Advisers using soft dollar commissions through one of two methods: full-service trading or commission sharing agreements (“CSAs”). In a full-service trading arrangement, the Broker itself provides proprietary research products and brokerage services to Invesco or the Sub-Adviser, and commissions paid to the Broker are retained by it to pay for both trade execution and the proprietary research products and brokerage services provided by it. In a CSA arrangement with a Broker, a portion of the commission paid to the Broker is made available by the Broker to Invesco or the Sub-Adviser to pay a third party for third party research and brokerage products and services.
Soft Dollar Products received from Brokers supplement Invesco’s and the Sub-Advisers’ own research (and the research of certain of its affiliates), and may include the following types of products and services:

• Database Services—comprehensive databases containing current and/or historical information on companies and industries and indices. Examples include historical securities prices, earnings estimates and financial data. These services may include software tools that allow the user to search the database or to prepare value-added analyses related to the investment process (such as forecasts and models used in the portfolio management process).
• Quotation/Trading/News Systems—products that provide real time market data information, such as pricing of individual securities and information on current trading, as well as a variety of news services.
• Economic Data/Forecasting Tools—various macro-economic forecasting tools, such as economic data or currency and political forecasts for various countries or regions.
• Quantitative/Technical Analysis—software tools that assist in quantitative and technical analysis of investment data.
• Fundamental Company/Industry Analysis—company or industry specific fundamental investment research.
• Other Specialized Tools—other specialized products, such as consulting analyses, access to industry experts, and distinct investment expertise such as forensic accounting or custom built investment- analysis software.
Occasionally, Invesco or a Sub-Adviser will receive certain “mixed-use” research and brokerage services, a portion of the cost of which is eligible under Section 28(e) for payment with soft dollar commissions and a portion of which is not. In these instances, Invesco or the Sub-Adviser will make a reasonable allocation of the cost of the product or service according to its use and pay for only that portion of the cost that is eligible under Section 28(e) with soft dollar commission (and will pay for the remaining portion with its own resources).
Outside research assistance is useful to Invesco and the Sub-Advisers because the Brokers used by Invesco and the Sub-Advisers and the providers of other Soft Dollar Products tend to provide more in-depth analysis of a broader universe of securities and other matters than Invesco’s or the Sub-Advisers’ staff follow. In addition, such services provide Invesco or the Sub-Advisers with a diverse perspective on financial markets. In some cases, Soft Dollar Products are available only from the Broker providing them. In other cases, Soft Dollar Products may be obtainable from alternative sources in return for cash payments. Invesco and the Sub-Advisers believe that because Broker research supplements rather than replaces Invesco’s or the Sub-Advisers’ research, the receipt of such research tends to improve the quality of Invesco’s or the Sub-Advisers’ investment advice. The advisory fee paid by the Fund is not reduced because Invesco or the Sub-Advisers receive such services. To the extent the Fund’s portfolio transactions are used to obtain Soft Dollar Products, the brokerage commissions charged to the Fund might exceed those that might otherwise have been paid.
Portfolio transactions may be effected through Brokers that recommend the Fund to their clients, or that act as agent in the purchase of the Fund’s shares for their clients, provided that Invesco or the Sub-Advisers believe such Brokers provide best execution and such transactions are executed in compliance with Invesco’s policy against using directed brokerage to compensate Brokers for promoting or selling Invesco Fund shares. Invesco and the Sub-Advisers will not enter into a binding commitment with Brokers to place trades with such Brokers involving brokerage commissions in precise amounts.
As noted above, under MiFID II, European Union and United Kingdom investment advisers, including Invesco Management S.A. and Invesco Asset Management, are not permitted to use soft dollar commissions to pay for research from brokers but rather must pay for research out of their own profit and loss or have research costs paid by clients through research payment accounts that are funded by a specific client research charge or the research component of trade orders. Such payments for research must be unbundled from the payments for execution. As a result, Invesco Management S.A. and Invesco Asset Management are restricted from using Soft Dollar Products in managing the Invesco Funds that they sub-advise.

Research Services
During the last fiscal year ended February 28, 2026, the Fund did not pay any brokerage commissions to brokers for providing Section 28(e) research/brokerage services under Section 28(e) of the Exchange Act.
Affiliated Transactions
Invesco or a Sub-Adviser may place trades for equity securities with Invesco Capital Markets, Inc. (ICMI), a broker-dealer with whom it is affiliated, provided that Invesco or the Sub-Adviser determines that ICMI’s trade execution costs are at least comparable to those of non-affiliated brokerage firms with which Invesco or the Sub-Adviser could otherwise place similar trades for similar securities. ICMI receives brokerage commissions in connection with effecting trades for the Funds and, therefore, use of ICMI presents a conflict of interest for Invesco or a Sub-Adviser. Trades placed through ICMI, including the brokerage commissions paid to ICMI, are subject to procedures adopted by the Board that are designed to mitigate this conflict of interest.
The Fund did not pay brokerage commissions on affiliated transactions for the last three fiscal years or periods, as applicable.
Regular Brokers
During the last fiscal year ended February 28, 2026, the Fund did not acquire any securities of regular brokers or dealers, as defined in Rule 10b-1 under the 1940 Act.
Allocation of Portfolio Transactions
The Investment Managers manage numerous registered investment companies and other client accounts. Some of these client accounts may have investment objectives similar to the Fund. Frequently, identical securities will be appropriate for investment by multiple registered investment companies or other client accounts. However, the position of each client account in the same security and the length of time that each client account may hold its investment in the same security may vary. The Investment Managers will also determine the timing and amount of purchases for a client account based on its cash position. If the purchase or sale of securities is consistent with the investment policies of the Fund(s) and one or more other client accounts, and is considered at or about the same time, the Investment Managers will allocate transactions in such securities among the Fund(s) and these client accounts on a pro rata basis based on order size or in such other manner believed by the Investment Managers to be fair and equitable. In determining what is fair and equitable, the Investment Managers can consider various factors, including how closely the investment opportunity matches the investment objective and strategy of a Fund or client account, the capital available to a Fund or client account, and which portfolio management team sourced the opportunity. The Investment Managers may combine orders for the purchase or sale of securities and other investments for multiple client accounts, including the Funds, in accordance with applicable laws and regulations to obtain the most favorable execution. Aggregated transactions could, however, adversely affect a Fund’s ability to obtain or dispose of the full amount of a security which it seeks to purchase or sell.
Allocation of Initial Public Offering (IPO) Transactions
Certain of the Invesco Funds or other client accounts managed by Invesco or a Sub-Adviser may become interested in participating in IPOs. Purchases of IPOs by one Invesco Fund or other client account may also be considered for purchase by one or more other Invesco Funds or client accounts. Invesco combines indications of interest for IPOs for all Invesco Funds and client accounts desiring to purchase the securities to be issued in that IPO. When the full amount of all IPO orders for such Invesco Funds and client accounts cannot be filled completely, Invesco shall allocate such transactions in accordance with the following procedures.
Invesco or the Sub-Adviser may determine the eligibility of each Invesco Fund and client account that seeks to participate in a particular IPO by reviewing a number of factors, including market capitalization/liquidity suitability and sector/style suitability of the investment with the Invesco Fund’s or client of interest in the particular issuer by the portfolio managers of such Invesco Fund or client account. Invesco or the Sub-Adviser will allocate securities issued in IPOs to eligible Invesco Funds and accounts on a pro rata basis based on order size.
SHAREHOLDER SERVICES
The Fund offers a number of shareholder services designed to facilitate investment in its Shares at little or no extra cost to the investor. Below is a description of such services. The following information supplements the section in the Fund’s Prospectus captioned “Other Purchase Programs.”
Reinvestment Plan
A convenient way for investors to accumulate additional Shares is by reinvesting dividends and distributions in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or distribution. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class Y Shares and Class R6 Shares, the reinvestment plan (the “Plan”) is automatic. This instruction may be made by visiting our website at www.invesco.com/us by writing to Invesco Investment Services, Inc. (“Invesco Investment Services”) or by telephone by calling (800) 959-4246. With respect to Class AX Shares, previous instructions regarding reinvestment of dividends and distributions will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or distributions be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund (as defined in the Prospectus) at the next determined net asset value.
The agent for shareholders in administering the Plan maintains each shareholder’s account in the Plan and furnishes monthly written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. Shares will be held in non-certificated form in the name of the participant, and each shareholder’s proxy will include those Shares purchased pursuant to the Plan. Any fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.
The automatic reinvestment of dividends and distributions will not relieve participants of any federal income tax that may be payable or required to be withheld on such dividends or distributions.
Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all shareholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the agent for shareholders administering the Plan by at least 90 days written notice to all shareholders of the Fund.
A shareholder may withdraw from the Plan at any time by contacting Invesco Investment Services at the address or telephone number set forth below. There is no penalty for non-participation in or withdrawal from the Plan, and shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections should be directed to Invesco Investment Services and should include the name of the Fund and the shareholder’s name and address as registered. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent dividends and distributions in cash. Elections will only be effective for dividends and distributions declared after, and with a record date of at least ten days after, such elections are received by Invesco Investment Services. When a participant withdraws from the Plan or upon termination of the Plan as provided above, whole Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a Share credited to such account. All correspondence concerning the dividend reinvestment plan should be directed to the Invesco Investment Services, Inc., P.O. Box 4739, Houston, Texas 77210-4739. Please call (800) 959-4246 if you have questions regarding the Plan.

Retirement Plans
Eligible investors may establish individual retirement accounts (“IRAs”); SEP; SIMPLE IRAs; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from the Distributor.
Dividend Diversification
A holder of Class A Shares, Class AX Shares, Class Y Shares or Class R6 Shares may elect, by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and distributions paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds (as defined in the Prospectus) so long as the investor has a pre-existing account for such class of shares of the other fund. Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.
Reinstatement Privilege
A holder of Class A Shares, Class AX Shares or Class Y Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in the same Share class of any Participating Fund. A holder of Class Y Shares may also reinstate any portion or all of the net proceeds of such repurchase in Class A Shares of any Participating Fund. A holder of Class R6 Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class R6 Shares of any Participating Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge (if any) to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge or early withdrawal charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase, provided that shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a repurchase of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Any gain or loss realized by the shareholder upon repurchase of Shares is a taxable event regardless of whether the shareholder reinstates all or any portion of the net proceeds of the repurchase. Any such loss may be disallowed, to the extent of the reinstatement, under the so-called “wash sale” rules if the reinstatement occurs within 30 days after such repurchase. In that event, the shareholder’s tax basis in the Shares acquired pursuant to the reinstatement will be increased by the amount of the disallowed loss, and the shareholder’s holding period for such Shares will include the holding period for the repurchased shares.
EARLY WITHDRAWAL CHARGE—CLASS A
As described in the Fund’s Prospectus under “Purchase of Shares—Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC—Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC—Class A, when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to an EWC—Class A rather than a front-end load sales charge. In determining whether an EWC—Class A is payable, it is assumed that Shares being repurchased first are any Shares in the shareholder’s account not subject to an EWC—Class A followed by Shares held the longest in the shareholder’s account. The EWC—Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the Shares being repurchased. Accordingly, no EWC—Class A is imposed on increases in net asset value above the initial purchase price. In addition, no EWC—Class A is assessed on Shares derived from reinvestment of dividends or distributions.
WAIVER OF EARLY WITHDRAWAL CHARGES
As described in the Fund’s Prospectus under “Repurchase of Shares,” repurchases of Class A Shares will be subject to the EWC—Class A (defined above). The EWC—Class A is waived on repurchases in the circumstances described below:
Repurchase Upon Death or Disability
The Fund will waive the EWC—Class A on repurchases following the death or disability of a Class A Shareholder. An individual will be considered disabled for this purpose if he or she meets the definition thereof in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), which in pertinent part defines a person as disabled if such person “is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.” While the Fund does not specifically adopt the balance of the Code’s definition which pertains to furnishing the Secretary of Treasury with such proof as he or she may require, the Distributor will require satisfactory proof of death or disability before it determines to waive the EWC—Class A.
In cases of death or disability, the EWC—Class A will be waived where the decedent or disabled person is either an individual shareholder or owns the Shares as a joint tenant with right of survivorship or is the beneficial owner of a custodial or fiduciary account, and where the repurchase is made within one year of the death or initial determination of disability. This waiver of the EWC—Class A applies to a total or partial repurchase, but only to a repurchase of Shares held at the time of the death or initial determination of disability.
Repurchase in Connection with Certain Distributions from Retirement Plans
The Fund will waive the EWC—Class A when a total or partial repurchase is made in connection with certain distributions from retirement plans. The EWC—Class A also will be waived on any repurchase which results from the return of an excess contribution or other contribution pursuant to Code Section 408(d)(4) or (5), the return of excess contributions or excess deferral amounts pursuant to Code Section 401(k)(8) or 402(g)(2) or the financial hardship of the employee pursuant to U.S. Treasury regulation Section 1.401(k)-1(d)(2). In addition, the EWC—Class A will be waived on any minimum distribution required to be distributed in accordance with Code Section 401(a)(9).
The Fund does not intend to waive the EWC—Class A for any distributions from IRAs or other retirement plans not specifically described above.
No Initial Commission or Transaction Fee
The Fund will waive the EWC—Class A in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class A Shares.
TAX MATTERS
Taxation of the Fund
The following discussion and the taxation discussion in the Prospectus are summaries of certain federal income tax considerations affecting the Fund and its shareholders. The discussions reflect applicable federal income tax laws of the United States as of the date of this Statement of Additional Information, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. These discussions assume that the Fund’s shareholders hold their Shares as capital assets for federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all federal income tax considerations affecting the Fund and its shareholders, and the discussions set forth herein and in the Prospectus do not constitute tax advice. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or its shareholders. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position different from any of the tax aspects summarized below. Shareholders must consult their own tax advisers regarding the federal income tax consequences of an investment in the Fund as well as state, local and foreign tax considerations and any proposed tax law changes.
The Fund has elected and intends to continue to qualify each year to be treated as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.
The Fund must derive in each taxable year at least 90% of its gross income from the following sources: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in clause (a) above (each, a “Qualified Publicly Traded Partnership”) (the “Income Requirement”).
The Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships (the “Asset Diversification Test”).
If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders and designated as capital gain dividends.
To avoid a nondeductible 4% excise tax, the Fund will be required to distribute, by December 31st of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.
If the Fund failed to qualify as a regulated investment company in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income eligible for the reduced maximum rates for qualified dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company. Subject to savings provisions for certain inadvertent failures to satisfy the Income Requirement or Asset Diversification Test which, in general, are limited to those due to reasonable cause and not willful neglect, it is possible that the Fund will not qualify as a regulated investment company in any given tax year. Even if such savings provisions apply, the Fund may be subject to a monetary sanction of $50,000 or the amount determined by multiplying the highest tax rate (currently 21%) by the amount of net income generated during the period of diversification test failure by the assets that caused the RIC to fail the diversification test.
Some of the Fund’s investment practices may be subject to special provisions of the Code that, among other things, may (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends-received deduction, (ii) convert lower taxed long-term capital gain or “qualified dividend income” into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and/or (vii) produce income that will not qualify as good income for purposes of the annual gross income requirement that the Fund must meet to be treated as a regulated investment company. The Fund intends to monitor its transactions and may make certain tax elections or take other actions to mitigate the effect of these provisions and prevent disqualification of the Fund as a regulated investment company.
Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to shareholders. For example, with respect to securities issued at a discount, the Fund generally will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. To generate sufficient cash to make the distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to borrow money and/or dispose of securities that it would otherwise have continued to hold.
Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.
Certain non-corporate U.S. shareholders whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on their net investment income, which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund’s Shares.
As discussed under the heading “Risks—Risks of Senior Loans” in the Prospectus, the Fund may acquire Senior Loans of Borrowers that are experiencing, or are likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Investments in Senior Loans that are at risk of or in default may present special tax issues for the Fund. Federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and interest and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, in the event that they arise with respect to Senior Loans it owns, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to federal income or excise tax.
The capital losses of the Fund, if any, do not flow through to shareholders. Rather, the Fund may use its capital losses, subject to applicable limitations, to offset its capital gains without being required to pay taxes on or distribute to shareholders such gains that are offset by the losses. If the Fund has a “net capital loss” (that is, capital losses in excess of capital gains), the excess (if any) of the Fund’s net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the

Fund’s next taxable year, and the excess (if any) of the Fund’s net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund’s next taxable year. Any such net capital losses of the Fund that are not used to offset capital gains may be carried forward indefinitely to reduce any future capital gains realized by the Fund in succeeding taxable years. The amount of capital losses that can be carried forward and used in any single year is subject to an annual limitation if there is a more than 50% “change in ownership” of the Fund. An ownership change generally results when shareholders owning 5% or more of the Fund increase their aggregate holdings by more than 50% over a three-year look-back period. An ownership change could result in capital loss carryovers being used at a slower rate, thereby reducing the Fund’s ability to offset capital gains with those losses. An increase in the amount of taxable gains distributed to the Fund’s shareholders could result from an ownership change. The Fund undertakes no obligation to avoid or prevent an ownership change, which can occur in the normal course of shareholder purchases and redemptions or as a result of engaging in a tax-free reorganization with another fund. Moreover, because of circumstances beyond the Fund’s control, there can be no assurance that the Fund will not experience, or has not already experienced, an ownership change.
Distributions to Shareholders
Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gains designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders, whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder.
Current law provides for reduced federal income tax rates on (1) long-term capital gains received by individuals and certain other non-corporate taxpayers and (2) ”qualified dividend income” received by individuals and certain other non-corporate taxpayers from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for such reduced rates for “qualified dividend income” dividends to apply. Because the Fund intends to invest primarily in Senior Loans and other debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income” or the corporate dividends- received deduction. To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.
Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The tax basis of such Shares will equal their fair market value on the distribution date.
Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year, will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and generally treated as paid by the Fund (except for purposes of the nondeductible 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.
Sale of Shares
The sale or exchange of Shares in connection with a repurchase of shares, as well as certain other transfers, will be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize capital gain or capital loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.
The sale of Shares pursuant to a repurchase offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.” Under the Code, a sale of Shares pursuant to a repurchase offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder: (a) results in a “complete redemption” of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment is met, a shareholder will recognize capital gain or capital loss equal to the difference between the amount of cash received by the shareholder pursuant to the repurchase offer and the tax basis of the Shares sold.
If none of the tests set forth in the Code is met, amounts received by a shareholder who sells Shares pursuant to the repurchase offer will be taxable to the shareholder as a “dividend” to the extent of such shareholder’s allocable share of the Fund’s current or accumulated earnings and profits. No part of such a dividend would constitute “qualified dividend income” eligible for reduced federal income tax rates. The excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s tax basis in the Shares sold pursuant to the repurchase offer). Any amounts in excess of the shareholder’s tax basis would constitute taxable gain. Thus, a shareholder’s tax basis in the Shares sold will not reduce the amount of the dividend. Any remaining tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such shareholder.
The Fund is required to report to shareholders and the IRS annually on Form 1099-B the cost basis of shares purchased or acquired on or after January 1, 2012 where the cost basis of the shares is known by the Fund (referred to as “covered shares”) and which are disposed of after that date. However, cost basis reporting is not required for certain shareholders, including shareholders investing in the Fund through a tax-advantaged retirement account, such as a 401(k) plan or an individual retirement account. When required to report cost basis, the Fund will calculate it using the Fund’s default method, unless the shareholder instructs the Fund to use a different calculation method. For additional information regarding the Fund’s available cost basis reporting methods, including its default method, shareholders should contact the Fund. If a shareholder holds their Fund shares through a broker (or other nominee), the shareholder should contact that broker (nominee) with respect to reporting of cost basis and available elections for their account.
Withholding on Payments to Non-U.S. Shareholders
For purposes of this and the following paragraphs, a “Non-U.S. Shareholder” shall include any shareholder that is not a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) and who is not:
• an individual who is a citizen or resident of the United States;
• a corporation created or organized under the laws of the United States or any state thereof or the District of Columbia;
• an estate, the income of which is subject to federal income taxation regardless of its source; or
• a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A Non-U.S. Shareholder generally will be subject to withholding of federal income tax at a 30% rate (or lower applicable treaty rate) on the gross amount of the distribution, rather than backup withholding (discussed below), on dividends from the Fund (other than capital gain dividends) that are not “effectively connected” with a U.S. trade or business carried on by such shareholder, provided that the shareholder furnishes to the Fund a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E certifying the shareholder’s non-United States status.
If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a Non-US Shareholder, distributions to such shareholder will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate) upon the gross amount of the distribution, subject to certain exemptions including those for dividends reported by the Fund to shareholders as:
• capital gain dividends paid by the Fund from its net long-term capital gains (other than those from disposition of a U.S. real property interest), unless you are a nonresident alien present in the United States for a period or periods aggregating 183 days or more during the calendar year; and
• interest-related dividends paid by the Fund from its qualified net interest income from U.S. sources and short-term capital gain dividends.
However, the Fund does not intend to utilize the exemptions for interest-related dividends paid and short- term capital gain dividends paid. Moreover, notwithstanding such exemptions from U.S. withholding at the source, any dividends and distributions of income and capital gains, including the proceeds from the sale of your Fund Shares, will be subject to backup withholding at a rate of 24% if you fail to properly certify that you are not a U.S. person. See “Backup Withholding” and “Information Reporting” below.
If income from the Fund or gains recognized from the sale of Shares are effectively connected with a Non-U.S. Shareholder’s U.S. trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to federal income tax on a net basis at the tax rates applicable to U.S. citizens and residents or domestic corporations. To establish that income from the Fund or gains recognized from the sale of Shares are effectively connected with a U.S. trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder’s U.S. trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional “branch profits tax” with respect to income from the Fund that is effectively connected with a U.S. trade or business. The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E certifying their entitlement to the benefits. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, both the entity and the persons holding an interest in the entity will need to provide certification. For example, an individual Non-U.S. Shareholder who holds Shares in the Fund through a non-U.S. partnership must provide an IRS Form W-8BEN or IRS Form W-8BEN-E to claim the benefits of an applicable tax treaty. Non-U.S. Shareholders are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.
Under the Foreign Account Tax Compliance Act (FATCA), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund shares; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Backup Withholding
The Fund may be required to withhold federal income tax (“backup withholding”) from dividends and proceeds from the repurchase of Shares paid to non-corporate shareholders. This tax may be withheld from dividends paid to a shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that the taxpayer identification number provided is correct, that the shareholder is not subject to backup withholding and that the shareholder is a U.S. person (as defined for federal income tax purposes). Repurchase proceeds may be subject to backup withholding under the circumstances described in (i) above.
Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under “Withholding on Payments to Non-U.S. Shareholders” are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the repurchase of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E certifying their non-United States status.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s federal income tax liability, if any, provided that the required information is furnished timely to the IRS.
Information Reporting
The Fund must report annually to the IRS and to each shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) the amount of dividends from investment company taxable income and capital gains and repurchase proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Shareholder the amount of dividends from investment company taxable income and capital gains and repurchase proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld, if any, with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder’s country of residence.
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
To the best knowledge of the Trust, the names and addresses of the record and beneficial holders of 5% or more of the outstanding shares of each class of the Funds’ equity securities and the percentage of the outstanding shares held by such holders are set forth below. Unless otherwise indicated below, the Trust has no knowledge as to whether all or any portion of the shares owned of record are also owned beneficially. A shareholder who owns beneficially 25% or more of the outstanding securities of the Fund is presumed to “control” the Fund as defined in the 1940 Act. Such control may affect the voting rights of other shareholders. The principal holders of the Fund, as of June 1, 2026, are listed below:
Invesco Dynamic Credit Opportunity Fund
Name and Address of Principal Holder	Percentage Owned of Record
	Class A Shares	Class AX Shares	Class Y Shares	Class R6 Shares
CHARLES SCHWAB & CO INC SPECIAL CUSTODY A/C FBO CUSTOMERS ATTN MUTUAL FUNDS 211 MAIN STREET SAN FRANCISCO CA 94105-1901	-	15.82%	43.41%	-

Name and Address of Principal Holder	Percentage Owned of Record
	Class A Shares	Class AX Shares	Class Y Shares	Class R6 Shares
INVESCO ADVISERS INC ATTN: CORPORATE CONTROLLER 1331 SPRING ST NW ATLANTA GA 30309-3176	-	-	-	55.74%

ITC CUST IRA FBO ELIZABETH ANN MORRILL SPRING HILL, TN	5.11%	-	-	-

ITC CUST IRA FBO ROBERT G VANHEUKELOM TWIN LAKE, MI	11.44%	-	-	-

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY 1295 STATE STREET SPRINGFIELD, MA 01111-1000	-	-	-	35.47%

NATIONAL FINANCIAL SERVICES LLC FEBO CUSTOMERS MUTUAL FUNDS 499 WASHINGTON BLVD FL 5 FL 4 JERSEY CITY NJ 07310-1995	-	9.92%	8.44%	-

STEVEN L ZITO & LARRY ZITO HOUSTON, TX	-	-	10.11%	-

STIFEL NICOLAUS & CO INC 1 501 NORTH BROADWAY ST LOUIS MO 63102-2137	10.79%	-	-	-

STIFEL NICOLAUS & CO INC 2 501 NORTH BROADWAY ST LOUIS MO 63102-2137	29.19%	-	-	-

STIFEL NICOLAUS & CO INC 3 501 NORTH BROADWAY ST LOUIS MO 63102-2137	10.21%	-	-	-

STIFEL NICOLAUS & CO INC 4 501 NORTH BROADWAY ST LOUIS MO 63102-2137	-	-	14.45%	-

STIFEL NICOLAUS & CO INC 5 501 NORTH BROADWAY ST LOUIS MO 63102-2137	-	-	13.88%	-
Management Ownership
As of June 1, 2026, the trustees and officers as a group owned less than 1% of the Shares outstanding of each class of the Fund.
ADDITIONAL INFORMATION
A Registration Statement on Form N-2, including amendments thereto, relating to the Shares of the Fund offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s Prospectus and this SAI do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.
CONSOLIDATED FINANCIAL STATEMENTS
The audited consolidated financial statements for the Fund’s fiscal year ended February 28, 2026, including the notes thereto, and the related report of PricewaterhouseCoopers LLP thereon, are incorporated by reference to the annual report to shareholders contained in the Fund’s Form N-CSR filed on May 7, 2026.
The portions of such annual report that are not specifically listed above are not incorporated by reference into this SAI and are not a part of this Registration Statement.

APPENDIX A - RATINGS OF DEBT SECURITIES
The following is a description of the factors underlying the debt ratings of Moody's, S&P, and Fitch.
Moody's Long-Term Debt Ratings
Aaa: Obligations rated 'Aaa' are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa: Obligations rated 'Aa' are judged to be of high quality and are subject to very low credit risk.
A: Obligations rated 'A' are judged to be upper-medium grade and are subject to low credit risk.
Baa: Obligations rated 'Baa' are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba: Obligations rated 'Ba' are judged to be speculative and are subject to substantial credit risk.
B: Obligations rated 'B' are considered speculative and are subject to high credit risk.
Caa: Obligations rated 'Caa' are judged to be speculative of poor standing and are subject to very high credit risk.
Ca: Obligations rated 'Ca' are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C: Obligations rated 'C' are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms*.
* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.
Moody's Short-Term Prime Rating System
P-1: Ratings of Prime-1 reflect a superior ability to repay short-term obligations.
P-2: Ratings of Prime-2 reflect a strong ability to repay short-term obligations.
P-3: Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.
NP (Not Prime): Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
Moody's MIG/VMIG US Short-Term Ratings
Short-Term Obligation Ratings
We use the global short-term Prime rating scale for commercial paper issued by US municipalities and nonprofits. These commercial paper programs may be backed by external letters of credit or liquidity facilities, or by an issuer’s self-liquidity.
For other short-term municipal obligations, we use one of two other short-term rating scales, the Municipal Investment Grade (MIG) and Variable Municipal Investment Grade (VMIG) scales discussed below.

We use the MIG scale for US municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less. Under certain circumstances, we use the MIG scale for bond anticipation notes with maturities of up to five years.
MIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2: This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
MIG 3: This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.
VMIG Ratings
For variable rate demand obligations (VRDOs), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade. Please see our methodology that discusses obligations with conditional liquidity support.
For VRDOs, we typically assign a VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years, but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.
Industrial development bonds in the US where the obligor is a corporate may carry a VMIG rating that reflects Moody’s view of the relative likelihood of default and loss. In these cases, liquidity assessment is based on the liquidity of the corporate obligor.
VMIG Scale
VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.
VMIG 2: This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.
VMIG 3: This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.
SG: This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural or legal protections.
Standard & Poor's Long-Term Issue Credit Ratings
Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:
●
The likelihood of payment--the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
●
The nature and provisions of the financial obligation, and the promise we impute; and

●
The protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.
An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)
AAA: An obligation rated 'AAA' has the highest rating assigned by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is extremely strong.
AA: An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitments on the obligation is very strong.
A: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong.
BBB: An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.
BB, B, CCC, CC and C: Obligations rated 'BB', 'B', 'CCC' 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
BB: An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments on the obligation.
B: An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation.
CCC: An obligation rated 'CCC' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.
CC: An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C: An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D: An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or next 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to 'D' if it is subject to a distressed debt restructuring.

Plus (+) or minus (-): The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
NR: This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.
Standard & Poor's Short-Term Issue Credit Ratings
A-1: A short-term obligation rated 'A-1' is rated in the highest category by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.
A-2: A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory.
A-3: A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.
B: A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor's inadequate capacity to meet its financial commitments.
C: A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
D: A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to 'D' if it is subject to a distressed debt restructuring.
Standard & Poor's Municipal Short-Term Note Ratings Definitions
An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:
●
Amortization schedule -- the larger final maturity relative to other maturities, the more likely it will be treated as a note; and
●
Source of payment -- the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.
Note rating symbols are as follows:
SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3: Speculative capacity to pay principal and interest.
D: ‘D’ is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.
Standard & Poor's Dual Ratings
Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, 'AAA/A-1+' or 'A-1+/A-1'). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, 'SP-1+/A-1+').
Fitch Credit Rating Scales
Fitch Ratings publishes credit ratings that are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer default ratings (IDRs) are assigned to corporations, sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue level ratings are also assigned, often include an expectation of recovery and may be notched above or below the issuer level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments, Structured finance ratings are issue ratings to securities backed by receivables or other financial assets that consider the obligations’ relative vulnerability to default. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation). Please see the section Specific Limitations Relating to Credit Rating Scales for details. Fitch Ratings also publishes other ratings, scores and opinions. For example, Fitch provides specialized ratings of servicers of residential and commercial mortgages, asset managers and funds. In each case, users should refer to the definitions of each individual scale for guidance on the dimensions of risk covered in each assessment.
Fitch’s credit rating scale for issuers and issues is expressed using the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade) with an additional +/-for AA through CCC levels indicating relative differences of probability of default or recovery for issues.
The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default has already occurred.
Fitch may also disclose issues relating to a rated issuer that are not and have not been rated. Such issues are also denoted as ‘NR’ on its web page.
Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss. For information about the historical performance of ratings, please refer to Fitch’s Ratings Transition and Default studies, which detail the historical default rates. The European Securities and Markets Authority also maintains a central repository of historical default rates.
Fitch’s credit ratings do not directly address any risk other than credit risk. Credit ratings do not deal with the risk of market value loss due to changes in interest rates, liquidity and/or other market considerations. However, market risk may be considered to the extent that it influences the ability of an issuer to pay or refinance a financial commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of payments linked to performance of an equity index).
Fitch will use credit rating scales to provide ratings to privately issued obligations or certain note issuance programs, or for private ratings using the same public scale and criteria. Private ratings are not published, and are only provided to the issuer or its agents in the form of a rating letter. The primary credit rating scales may also be used to provide ratings for a narrower scope, including interest strips and return of principal or in other forms of opinions such as Credit Opinions or Rating Assessment Services.
Credit Opinions are either a notch- or category-specific view using the primary rating scale and omit one or more characteristics of a full rating or meet them to a different standard. Credit Opinions will be indicated using a lower-case letter symbol combined with either an ‘*’ (e.g. ‘bbb+*’) or (cat) suffix to denote the opinion status. Credit Opinions will be typically point-in-time but may be monitored if the analytical group believes information will be sufficiently available.
Rating Assessment Services are a notch-specific view using the primary rating scale of how an existing or potential rating may be changed by a given set of hypothetical circumstances. While Credit Opinions and Rating Assessment Services are point-in-time and are not monitored, they may have a directional Watch or Outlook assigned, which can signify the trajectory of the credit profile.
Ratings assigned by Fitch are opinions based on established, approved and published criteria. A variation to criteria may be applied but will be explicitly cited in our rating action commentaries (RACs), which are used to publish credit ratings when established and upon annual or periodic reviews.
Ratings are the collective work product of Fitch, and no individual, or group of individuals, is solely responsible for a rating. Ratings are not facts and, therefore, cannot be described as being "accurate" or "inaccurate." Users should refer to the definition of each individual rating for guidance on the dimensions of risk covered by the rating.
Fitch Long-Term Rating Scales
Issuer Default Ratings
Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned Issuer Default Ratings (IDRs). IDRs are also assigned to certain entities in global infrastructure and project finance. IDRs opine on an entity's relative vulnerability to default on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.
In aggregate, IDRs provide an ordinal ranking of issuers based on the agency's view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.
AAA: Highest credit quality.
'AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.
AA: Very high credit quality.
'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality.
'A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
BBB: Good credit quality.
'BBB' ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.
BB: Speculative.
'BB' ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.
B: Highly speculative.
'B' ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.
CCC: Substantial credit risk.
Very low margin of safety. Default is a real possibility.
CC: Very high levels of credit risk.
Default of some kind appears probable.
C: Near default
A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a 'C' category rating for an issuer include:
a. the issuer has entered into a grace or cure period following non-payment of a material financial obligation.
b. the formal announcement by the issuer or their agent of a distressed debt exchange.
c. a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent.
RD: Restricted default.
‘RD’ ratings indicate an issuer that in Fitch’s opinion has experienced:
a. an uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but
b. has not entered into bankruptcy filings, administration, receivership, liquidation, or other formal winding-up procedure, and
c. has not otherwise ceased operating.
This would include:
i. the selective payment default on a specific class or currency of debt;

ii. the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;
iii. the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.
D: Default.
'D' ratings indicate an issuer that in Fitch Ratings' opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or which has otherwise ceased business and debt is still outstanding.
Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.
In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.
Notes
The modifiers + or - may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' Long-Term IDR category, or to Long-Term IDR categories below 'B'.
Fitch Short-Term Ratings Assigned to Issuers and Obligations
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as "short term" based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets.
F1: Highest Short-Term Credit Quality. Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Under the agency’s National Rating scale, this rating is assigned to the lowest default risk relative to other in the same country or monetary union. Where the liquidity profile is particularly strong, a “+” is added to the assigned rating.
F2: Good Short-Term Credit Quality. Indicates a good capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union. However, the margin of safety is not as great as in the case of the higher ratings.
F3: Fair Short-Term Credit Quality. Indicates an uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union.
B: Speculative Short-Term Credit Quality. Indicates an uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union.
C: High Short-Term Default Risk. Indicates a highly uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union.
RD: Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.
D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

APPENDIX B - PROXY POLICY AND PROCEDURES
Invesco and its affiliated sub-advisers rely on the attached policy titled “Invesco’s Policy Statement on Global Corporate Governance and Proxy Voting”. In addition, Invesco Asset Management (Japan) Limited has also adopted operating guidelines and procedures for proxy voting particular to its regional investment center. Such guidelines and procedures are attached hereto.
Barings and the Sub-Sub-Adviser rely on the attached policy titled “Barings Global Proxy Voting Policy”.

Invesco’s Policy Statement on Global
Corporate Governance
and Proxy Voting
Effective March 2026

Table of Contents

I.	Introduction	B -4
	A. Our Approach to Proxy Voting	B -4
	B. Scope of Policy	B -4

II.	Global Proxy Voting Operational Procedures	B -4
	A. Oversight and Governance	B -4
	B. The Proxy Voting Process	B -5
	C. Proxy Voting Administration	B -5
	D. Retention and Oversight of Proxy Service Providers	B -6
	E. Disclosures and Recordkeeping	B -7
	F. Market and Operational Limitations	B -8
	G. Securities Lending	B -8
	H. Conflicts of Interest	B -9
	I. Voting of Affiliated Holdings and Funds of Funds	B -10
	J. Review of Policy	B -10

III.	Our Good Governance Principles	B -10
	A. Transparency	B -11
	B. Accountability	B -12
	C. Board Composition and Effectiveness	B -14
	D. Capitalization	B -16
	E. Environmental and Social Issues	B -17
	F. Executive Compensation and Performance Alignment	B -18

I.
Introduction
Invesco Ltd. and its wholly owned investment adviser subsidiaries (collectively, “Invesco,” the “Company,” “our” or “we”) have adopted and implemented this Policy Statement on Global Corporate Governance and Proxy Voting (this “Global Proxy Voting Policy” or “Policy”), which we believe describes policies and procedures reasonably designed to assure proxy voting matters are conducted in the best interests of our clients. The policy generally applies where Invesco invests and manages investments on behalf of its clients and has been delegated proxy voting authority.
A.
Our Approach to Proxy Voting
Proxy voting is an integral aspect of the investment management services Invesco provides to clients. As an investment adviser, Invesco has a fiduciary duty to act in the best interests of our clients. Where Invesco has been delegated the authority to vote proxies with respect to securities held in client portfolios, we exercise such authority in the manner we believe best serves the interests of such clients and their investment objectives. We recognize that proxy voting is an important tool that enables us to drive long-term shareholder value.
A summary of our global operational procedures and governance structure is included in Part II of this Policy. Invesco’s good governance principles, which are included in Part III of this Policy, and our internal proxy voting guidelines are both principles and rules, and cover topics that typically appear on voting ballots. Invesco’s investment teams retain ultimate authority to vote proxies. Given the complexity of proxy issues across our clients’ holdings globally, our investment teams consider many factors when determining how to cast votes. We seek to evaluate and make voting decisions that favor proxy proposals and governance practices that, in our view, promote long-term shareholder value.
B.
Scope of Policy
Invesco’s investment teams vote proxies on behalf of Invesco funds and both fund and non-fund advisory clients that have explicitly granted Invesco authority in writing to vote proxies on their behalf. In the case of institutional or sub-advised clients, Invesco will vote the proxies in accordance with this Policy unless the client agreement specifies that the client retains the right to vote or has designated a named fiduciary to direct voting. This Policy is implemented by all entities listed in Exhibit A, except as noted below. Due to regional or asset class-specific considerations, certain entities may have local proxy voting guidelines or policies and procedures that differ from this Policy. In the event local policies and this Policy differ, the local policy will apply. These entities subject to local policies are listed in Exhibit A. Additionally, eligible exchange-traded funds may participate in Invesco’s Proxy Voting Choice Program Pilot. Eligible funds are listed in Exhibit B.
II.
Global Proxy Voting Operational Procedures
Invesco’s global proxy voting operational procedures (the “Procedures”) are in place to implement the provisions of this Policy. Invesco aims to vote all proxies for which it has voting authority in accordance with this Policy, as implemented by the Procedures outlined in this Section II. It is the responsibility of Invesco’s Global Corporate Governance & Advisory team to maintain and facilitate the review of the Procedures annually.
A.
Oversight and Governance
The Global Corporate Governance & Advisory team and the Global Invesco Proxy Advisory Committee (“Global IPAC”) provides oversight of the proxy voting process. For some clients, third parties (e.g., U.S. fund boards) and internal sub-committees also provide oversight of the proxy voting process.
Guided by its philosophy that investment teams should manage proxy voting, Invesco has created the Global IPAC. The Global IPAC is an investments-driven committee comprising representatives from various investment management teams. Representatives from Invesco’s Legal, Compliance, Risk, Investment Stewardship and Government Affairs departments may also participate in Global IPAC meetings. The Global Head of Corporate Governance & Advisory chairs the committee. The Global IPAC provides a forum for investment teams to:
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monitor, understand and discuss key proxy issues and voting trends within the Invesco complex;
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assist Invesco in meeting regulatory obligations;
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review votes not aligned with our good governance principles; and
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consider conflicts of interest in the proxy voting process.
In fulfilling its responsibilities, the Global IPAC meets as necessary (but no less than semi-annually) and has the following responsibilities and functions: (i) acts as a key liaison between the Global Corporate Governance & Advisory team and investment teams to assure compliance with this Policy; (ii) provides insight on market trends as it relates to stewardship practices; (iii) monitors proxy votes that present potential conflicts of interest; and (iv) reviews and provides input, at least annually, on this Policy and related internal procedures and recommends any changes to this Policy based on, but not limited to, Invesco’s experience, evolving industry practices, or developments in applicable laws or regulations. In addition, when necessary, the Global IPAC Conflict of Interest Sub-committee makes voting decisions on proxies that require an override of this Policy due to an actual or perceived conflict of interest. The Global IPAC reviews Global IPAC Conflict of Interest Sub-committee voting decisions.
B.
The Proxy Voting Process
When making voting decisions, Invesco’s investment teams may take a wide array of factors into consideration and may utilize information from various sources, including, but not limited to, company filings, company site visits, management engagements, industry trade groups, third-party research, internal proprietary research and Invesco’s internal Good Governance Principles set out in Section III of this policy.
Our Global Voting Policy and Good Governance Principles apply to all relevant asset classes, however, there may be different approaches to voting for certain asset classes. For example, voting decisions with respect to investments in fixed income securities and privately held securities will generally be made by the relevant investment teams based on their evaluation of the specific transactions or matters under consideration. In the event this Policy or Invesco’s Good Governance Principles do not provide a vote recommendation, and an investment team does not make a voting decision, Invesco will vote the proxy item consistent with the recommendation of the issuer.
Invesco’s investment teams are supported by a centralized investment stewardship function, including the Global Corporate Governance & Advisory team which evaluates proxy proposals. For certain investment teams of actively-managed products, the Global Corporate Governance & Advisory team evaluates proxy ballot items, analyzes proxy proposals to facilitate decision-making by the investment teams, and casts votes in accordance with the investment team’s instructions. For certain passively-managed investment strategies that seek to track an index, the Global Corporate Governance & Advisory team may evaluate and execute votes on proposals that meet pre-defined criteria, including materiality thresholds. This team may utilize information from various sources, including but not limited to company filings, management engagements, industry trade groups, third-party research, internal proprietary research and the Good Governance Principles in Section III of this Policy. Investment teams retain discretion to vote proxies independently of, or consistent with, this Policy, the Good Governance Principles and any recommendations from the Global Corporate Governance & Advisory team. There may also be instances where different investment teams reach different positions on voting issues for the same proxy.
C.
Proxy Voting Administration
At Invesco, investment teams execute voting decisions through our proprietary voting platform and are supported by the Global Corporate Governance & Advisory team and a dedicated technology team. Invesco’s proprietary voting platform streamlines the proxy voting process by providing our investment teams with direct access to proxy meeting materials, including ballots, Invesco’s internal proxy voting guidelines and recommendations, as well as proxy research and vote recommendations issued by Proxy Service Providers (as such term is defined in Part C below). Votes executed on Invesco’s proprietary voting platform are transmitted to our proxy voting agent electronically and are then delivered to the respective designee for tabulation.
Invesco’s Global Corporate Governance & Advisory team monitors whether we have received proxy ballots for shareholder meetings in which we are entitled to vote. This involves coordination among various parties in the proxy voting ecosystem, including, but not limited to, our proxy voting agent, custodians and ballot distributors. If necessary, we may choose to escalate a matter in accordance with our internal procedures to facilitate our ability to exercise our right to vote.
Our proprietary systems are designed to facilitate internal control and oversight of the voting process. To facilitate the casting of votes in an efficient manner, Invesco may choose to pre-populate and leverage the capabilities of these proprietary systems to automatically submit votes based on internal proxy voting guidelines. To efficiently execute proxy voting for clients’ holdings, votes may be cast by Invesco or via the Proxy Service Providers Web platform at our direction.
D.
Retention and Oversight of Proxy Service Providers
Invesco has retained two independent third-party proxy voting service providers to provide proxy support globally: Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis (“GL”). In addition to ISS and GL, Invesco may retain certain local proxy service providers to access regionally specific research (such local proxy service providers, collectively with ISS and GL, “Proxy Service Providers”). The services may include one or more of the following: providing a comprehensive analysis of each voting item and interpretations of each voting item based on Invesco’s internal proxy voting guidelines; and providing assistance with the administration of the proxy process and certain proxy voting-related functions, including, but not limited to, operational, reporting and recordkeeping services. To the extent Proxy Service Providers consider non-financial factors in their proxy research and recommendations, Invesco may take that into account when evaluating their proxy research and recommendations.
While Invesco may take into consideration the information and recommendations provided by the Proxy Service Providers, including recommendations based upon Invesco’s internal proxy voting guidelines and recommendations provided to such Proxy Service Providers, Invesco’s investment teams retain full and independent discretion with respect to proxy voting decisions.
Updates to previously issued proxy research reports and recommendations may be provided to investment teams to incorporate newly available information or additional disclosure provided by an issuer regarding a matter to be voted on, or to correct factual errors that may result in the issuance of revised proxy vote recommendations. Invesco’s Global Corporate Governance & Advisory team periodically monitors for these research alerts issued by Proxy Service Providers with our investment teams.
Invesco performs extensive initial and ongoing due diligence on the Proxy Service Providers it engages globally. Invesco conducts annual due diligence meetings as part of its ongoing due diligence. The topics included in these annual due diligence meetings include material changes in service levels, leadership and control, conflicts of interest, methodologies for formulating vote recommendations, operations, and research personnel, among other topics. In addition, Invesco monitors and communicates with the Proxy Service Providers throughout the year and monitors their compliance with Invesco’s performance and policy standards.
As part of our annual policy development process, Invesco may engage with other external proxy and governance experts to understand market trends and developments. These meetings provide Invesco with an opportunity to assess the Proxy Service Providers’ capabilities, conflicts of interest and service levels, as well as provide investment professionals with direct insight into the Proxy Service Providers’ stances on key corporate governance and proxy topics and their policy framework/methodologies.

Invesco reviews the System and Organizational Controls (“SOC”) Reports for Proxy Service Providers to confirm that their related controls were in place and to provide reasonable assurance that the related controls operated effectively.
E.
Disclosures and Recordkeeping
This Policy is maintained by the Global Corporate Governance and Advisory team and accessible on the Invesco website. Records of votes cast by Invesco on behalf of clients are retained electronically for at least seven (7) years unless otherwise required by local or regional requirements by Invesco’s Technology Department and by our Proxy Service Provider. Invesco makes its proxy voting records publicly available in compliance with regulatory requirements and industry best practices in the regions below:
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In accordance with the U.S. Securities and Exchange Commission (“SEC”) regulations, Invesco will file a record of all proxy voting activity for the prior 12 months ending June 30 for each U.S. registered fund. In addition, Invesco, as an institutional investment manager that is required to file Form 13F, will file a record of its votes on certain executive compensation (“say on pay”) matters. The proxy voting filings will generally be made on or before August 31 of each year and are available on the SEC’s website at www.sec.gov. In addition, each year, the Form N-PX proxy voting records for Invesco mutual funds’ and closed-end funds’, and Invesco ETF’s are made available on Invesco’s website here.
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To the extent applicable, the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including Department of Labor regulations and guidance thereunder, provide that the named fiduciary generally should be able to review not only the investment adviser’s voting procedure with respect to plan-owned stock, but also the actions taken in individual proxy voting situations. In the case of institutional and sub-advised clients, clients may contact their client service representative to request information about how Invesco voted proxies on their behalf. Absent specific contractual guidelines, such requests may be made on a semi-annual basis.
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In the UK and Europe, Invesco publicly discloses our proxy votes monthly in compliance with the UK Stewardship Code here. Additionally, in accordance with the European Shareholder Rights Directive and the UK Financial Conduct Authority’s Conduct of Business Sourcebook (“UK COBS”), Invesco publishes an annual report on implementation of our engagement policies, including a general description of voting behavior, an explanation of the most significant votes and the use of proxy voting advisors.
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In Canada, Invesco publicly discloses a record of all proxy voting activity for the prior 12 months ending June 30th for each Invesco Canada registered mutual fund and ETF. In compliance with the National Instrument 81-106 Investment Fund Continuous Disclosure, the proxy voting records will generally be made available on or before August 31st of each year here.
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In Japan, Invesco publicly discloses our proxy votes annually in compliance with the Japan Stewardship Code here.
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In India, Invesco publicly discloses our proxy votes quarterly here in compliance with The Securities and Exchange Board of India (“SEBI”) Circular on stewardship code for all Mutual Funds and all categories of Alternative Investment Funds in relation to their investment in listed equities. SEBI has implemented principles on voting for Mutual Funds through circulars dated March 15, 2010, March 24, 2014, and March 5, 2021, which prescribed detailed mandatory requirements for Mutual Funds in India to disclose their voting policies and actual voting by Mutual Funds on different resolutions of investee companies.
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In Hong Kong, Invesco Hong Kong Limited will provide proxy voting records upon request in compliance with the Securities and Futures Commission Principles of Responsible Ownership.

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In Taiwan, Invesco publicly discloses our proxy voting policy and proxy votes annually in compliance with Taiwan’s Stewardship Principles for Institutional Investors here.
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In Australia, Invesco publicly discloses a summary of its proxy voting record annually here.
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In Singapore, Invesco Asset Management Singapore Ltd. will provide proxy voting records upon request in compliance with the Singapore Stewardship Principles for Responsible Investors.
Invesco may engage Proxy Service Providers to make available or maintain certain required proxy voting records in accordance with the above stated applicable regulations. Separately managed account clients that have authorized Invesco to vote proxies on their behalf will receive proxy voting information with respect to those accounts upon request. Certain other clients may obtain information about how we voted proxies on their behalf by contacting their client service representative or advisor. Invesco does not publicly disclose voting intentions in advance of shareholder meetings.
F.
Market and Operational Limitations
In the great majority of instances, Invesco will vote proxies. However, in certain circumstances, Invesco may refrain from voting where the economic or other opportunity costs of voting exceed any benefit to clients. Moreover, ERISA fiduciaries must not subordinate the economic interests of plan participants and beneficiaries to unrelated objectives when voting proxies or exercising other shareholder rights. These matters are left to the discretion of the relevant investment team. Such circumstances could include, for example:
●
Certain countries impose temporary trading restrictions, a practice known as “share blocking.” This means that once the shares have been voted, the shareholder does not have the ability to sell the shares for a certain period of time, usually until the day after the conclusion of the shareholder meeting. Unless a client directs otherwise, Invesco generally refrains from voting proxies at companies or in markets where share blocking applies. In some instances, Invesco may determine that the benefit to the client(s) of voting a specific proxy outweighs the client’s temporary inability to sell the shares.
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Some companies require a representative to attend shareholder meetings in person to vote a proxy or issuer-specific additional documentation, certification or the disclosure of beneficial owner details to vote. Invesco may determine that the costs of sending a representative or submitting additional documentation, including power of attorney documentation, or disclosures outweigh the benefit of voting a particular proxy.
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Invesco may not receive proxy materials from the relevant fund or custodian used by our clients with sufficient time and information to make an informed independent voting decision.
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Invesco held shares on the record date but sold them prior to the meeting date.
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Although Invesco uses reasonable efforts to vote a proxy, proxies may not be accepted or may be rejected for various reasons, including due to changes in the agenda for a shareholder meeting for which Invesco does not have sufficient notice, when certain custodians used by our clients do not offer a proxy voting in a jurisdiction, or due to operational issues experienced by third parties involved in the process or by an issuer or sub-custodian.
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Additionally, despite the best efforts of Invesco and its proxy voting agent, there may be instances where our votes may not be received or properly tabulated by an issuer or an issuer’s agent. Invesco will generally endeavor to vote and maintain any paper ballots received provided they are delivered in a timely manner ahead of the vote deadline.
G.
Securities Lending
Invesco’s funds may participate in a securities lending program. In circumstances where Invesco fund shares are on loan, the voting rights of those shares are transferred to the borrower. If the security in question is on loan as part of a securities lending program, Invesco may determine that the vote is material to the investment, and therefore, the benefit to the client of voting a particular proxy outweighs the economic benefits of securities lending. In those instances, Invesco may determine to recall securities that are on loan prior to the meeting record date, so we will be entitled to vote those shares. For example, for certain actively managed funds, the lending agent has standing instructions to recall all securities on loan systematically in a timely manner on a best efforts basis for Invesco to vote the proxies on those previously loaned shares. There may be instances where Invesco may be unable to recall shares or may choose not to recall shares. Such circumstances may include instances when Invesco does not receive timely notice of the meeting, or when Invesco deems the opportunity for a fund to generate securities lending revenue outweighs the benefits of voting at a specific meeting. The relevant investment team will make these determinations.
H.
Conflicts of Interest
There may be occasions where voting proxies may present a perceived or actual conflict of interest between Invesco, as investment adviser, and one or more of Invesco’s clients or vendors.
Firm-Level Conflicts of Interest
A conflict of interest may exist if Invesco has a material business relationship with either the company soliciting a proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. Such relationships may include, among others, a client relationship, serving as a vendor whose products/services are material or significant to Invesco, serving as a distributor of Invesco’s products, or serving as a significant research provider or broker to Invesco.
Invesco identifies potential conflicts of interest based on a variety of factors, including, but not limited to, the materiality of the relationship between the issuer or its affiliates to Invesco.
Material firm-level conflicts of interests are identified by individuals and groups within Invesco globally using criteria established by the Global Corporate Governance & Advisory team. These criteria are monitored and updated periodically by the Global Corporate Governance & Advisory team so up-to-date information is available when conducting conflicts checks. Operating procedures and associated governance are designed to assure conflicts of interest are appropriately considered ahead of voting proxies. The Global IPAC Conflict of Interest Sub-committee maintains oversight of the process. Companies identified as conflicted will be voted in line with the principles below as implemented by Invesco’s internal proxy voting guidelines. To the extent an investment team disagrees with the Policy, our processes and procedures seek to assure that justifications and rationales are fully documented and presented to the Global IPAC Conflict of Interest Sub-committee for approval by a majority vote of the Sub-committee.
As an additional safeguard, persons from Invesco’s marketing, distribution and other customer-facing functions may not serve on the Global IPAC. For the avoidance of doubt, Invesco may not consider Invesco Ltd.’s pecuniary interest when voting proxies on behalf of clients. To avoid any appearance of a conflict of interest, Invesco will instruct “abstain” on proxies issued by Invesco Ltd. that are held in client accounts. If an “abstain” vote is not operationally possible, Invesco will not vote the shares.
Personal Conflicts of Interest
A conflict also may exist where an Invesco employee has a known personal or business relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships. Under Invesco’s Global Code of Conduct, Invesco entities and individuals must act in the best interests of clients and must avoid any situation that gives rise to an actual or perceived conflict of interest.
All Invesco personnel with proxy voting responsibilities are required to report any known personal or business conflicts of interest regarding proxy issues with which they are involved. In such instances, the individual(s) with the conflict will be excluded from the decision-making process relating to such issue.

I.
Voting of Affiliated Holdings and Funds of Funds
Funds of funds holdings can create various special situations for proxy voting, including operational challenges in certain markets. The scenarios below set out examples of how Invesco votes funds of funds:
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When required by law or regulation, securities issued by an Invesco fund held by other Invesco funds will be voted in the same proportion as the votes of external holders of the underlying fund. If such proportional voting is not operationally possible, Invesco will not vote the securities.
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When required by law or regulation, securities issued by an unaffiliated registered fund held by one or more Invesco funds will be voted in the same proportion as the votes of external holders of the underlying fund. If such proportional voting is not operationally possible, Invesco will not vote the securities.
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For U.S. funds of funds where proportional voting is not required by law or regulation, securities issued by Invesco funds held by other Invesco funds generally will be voted in the same proportion as the votes of external holders of the underlying fund. If such proportional voting is not operationally possible, Invesco will vote in line with internal proxy voting guidelines. Investment teams retain full discretion over proxy voting decisions for funds of funds where proportional voting is not required by law or regulation and may choose to vote differently.
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For U.S. funds of funds where proportional voting is not required by law or regulation, securities issued by unaffiliated registered funds held by one or more Invesco funds generally will be voted in the same proportion as the votes of external holders of the underlying fund. If such proportional voting is not operationally possible, Invesco will vote in line with internal proxy voting guidelines. Investment teams retain full discretion over proxy voting decisions for funds of funds where proportional voting is not required by law or regulation and may choose to vote differently.
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Securities issued by non-U.S. funds of funds will not be voted proportionally due to operational limitations. The applicable Invesco entity will vote in line with its local policies, as indicated in Exhibit A. If no local policies exist, Invesco will vote in line with the firm level conflicts of interest process described above.
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Where client accounts are invested directly in securities issued by Invesco affiliates and Invesco has proxy voting authority, securities will be voted in the same proportion as the votes of external shareholders of the underlying securities. If proportional voting is not possible, the securities will be voted in line with a Proxy Service Provider’s recommendation.
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Where Invesco invests in its own products (either as seed capital or otherwise), securities will be voted in line with recommendations of the issuer’s management or board.
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Unless it decides to solicit investor instructions, Invesco shall not vote the securities of an Invesco fund held by a fund, client or proprietary account managed by Invesco Canada Ltd.
J.
Review of Policy
It is the responsibility of the Global IPAC to review this Policy and the internal proxy voting guidelines annually to consider whether any changes are warranted. This annual review seeks to assure that this Policy and the internal proxy voting guidelines remain consistent with clients’ best interests, regulatory requirements, local market standards and best practices. Further, this Policy and our internal proxy voting guidelines are reviewed at least annually by various departments within Invesco to seek to ensure that they remain consistent with Invesco’s views on best practice in corporate governance and long-term investment stewardship.
III.
Our Good Governance Principles
Invesco’s good governance principles outline our views on best practice in corporate governance and long-term investment stewardship. These principles have been developed by our global investment teams in collaboration with the Global Corporate Governance & Advisory team and various departments internally. The broad philosophy and guiding principles in this section inform our approach to long-term investment stewardship and proxy voting. The principles and positions reflected in this Policy are designed to guide Invesco’s investment professionals in voting proxies; they are not intended to be exhaustive or prescriptive.
Our investment teams retain full discretion on vote execution in the context of our good governance principles and internal proxy voting guidelines, except where otherwise specified in this Policy. The final voting decisions may consider the unique facts and circumstances applicable to each company, issue, and individual ballot item. These include relevant market laws and regulations, country-specific best practices or corporate governance codes, the issuer’s public disclosures, internal research, input from external research providers, and any dialogue we have had with company management. As a result, investment teams may reach different conclusions on portfolio companies and may cast different votes at the same shareholder meeting. When investment teams choose to vote a proxy that is contrary to the principles below or internal proxy voting guidelines, they are required to document their rationales.
The following guiding principles apply to proxy voting with respect to operating companies. We apply a separate approach to open-end and closed-end investment companies and unit investment trusts. Where appropriate, these guidelines may be supplemented by additional internal guidance that considers regional variations in best practices, company disclosure and region-specific voting items. Invesco may vote on proposals not specifically addressed by these principles or guidelines based on an evaluation of a proposal’s likelihood to enhance long-term shareholder value.
Our good governance principles are organized around six broad pillars:
A.
Transparency
We expect companies to provide accurate, timely and complete information that enables investors to make informed investment decisions and effectively carry out their stewardship activities. Invesco supports the highest standards in corporate transparency and believes that these disclosures should be made available ahead of the voting deadlines for an annual general meeting or special meeting to allow for timely review and decision-making.
Financial reporting: Company accounts and reporting must accurately reflect the underlying economic position of a company. Arrangements that may constitute an actual or perceived conflict with this objective should be avoided.
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We will generally support proposals to accept the annual financial statements, statutory accounts and similar proposals. However, if these reports are not presented in a timely manner or significant issues are identified regarding their integrity (e.g., the external auditor’s opinion is absent or qualified), we will generally review the matter on a case-by-case basis.
External auditor ratification and audit fees:
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We will generally not support the ratification of the independent auditor and/or ratification of their fees payable if non-audit fees exceed audit and audit related fees or if there are significant auditing controversies or questions regarding the independence of the external auditor. We will consider an auditor’s length of service as a company’s independent auditor in applying this policy.
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We will generally vote against the incumbent audit committee chair, or nearest equivalent, where the non-audit fees paid to the independent auditor exceed audit fees for two consecutive years or other problematic accounting practices are identified such as fraud, misapplication of audit standards or persistent material weaknesses/deficiencies in internal controls over financial reporting.
Other business: Generally, we vote against proposals to transact other business matters where disclosure is insufficient and we are not given the opportunity to review and understand what issues may be raised.

Related-party transactions: Invesco will generally consider the following factors when evaluating related party transactions, among others:
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disclosure of the transaction details must be full and transparent (such as details of the related parties and of the transaction subject, timeframe, pricing, potential conflicts of interest, and other terms and conditions);
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the transaction must be fair and appropriate, with a sound strategic rationale;
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the company should provide an independent opinion either from the supervisory board or an external financial adviser;
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minority shareholders’ interests should be protected; and
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the transactions should be on an arm’s length basis.
Routine business items and formalities: Invesco generally votes non-contentious routine business items and formalities as recommended by the issuer’s management and board of directors. Routine business items and formalities generally include proposals to:
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accept or approve a variety of routine reports; and
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approve provisionary financial budgets and strategy for the current year.
B.
Accountability
Robust shareholder rights and strong board oversight help ensure that management adhere to the highest standards of ethical conduct, are held to account for poor performance and responsibly deliver value creation for stakeholders over the long term. We encourage companies to adopt governance features that ensure board and management accountability. In particular, we consider the following as key mechanisms for enhancing accountability to investors:
One share one vote: Voting rights are an important tool for investors to hold boards and management teams accountable.
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We generally do not support proposals that establish or perpetuate dual classes of voting shares, double voting rights or other means of differentiated voting or disproportionate board nomination rights.
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We generally support proposals to decommission differentiated voting rights.
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Where unequal voting rights are established, we expect these to be accompanied by reasonable safeguards to protect minority shareholders’ interests.
Anti-takeover devices: Mechanisms designed to prevent or delay takeover attempts may unduly limit the accountability of boards and management teams to shareholders.
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We generally will not support proposals to adopt anti-takeover devices such as poison pills. Exceptions may be warranted at entities without significant operations and to preserve the value of net operating losses carried forward or where the applicability of the pill is limited in scope and duration.
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In addition, we will generally not support capital authorizations or amendments to corporate articles or bylaws at operating companies that may be utilized for anti-takeover purposes, for example, the authorization of classes of shares of preferred stock with unspecified voting, dividend, conversion or other rights (“blank check” authorizations).
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We generally support proposals for the removal of anti-takeover provisions.
Shareholder rights: We support the rights of shareholders to hold boards and management teams accountable for company performance. We generally support best-practice-aligned proposals to enhance shareholder rights:

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Proxy access: Within the US market, we generally vote for management and shareholder proposals for proxy access that employ guidelines reflecting the SEC framework for proxy access with the following provisions:
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Ownership threshold: at least three percent (3%) of the voting power;
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Ownership duration: at least three (3) years of continuous ownership for each member of the nominating group;
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Aggregation: minimal or no limits on the number of shareholders permitted to form a nominating group; and
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Cap: cap on nominees of one (1) director or twenty-five percent (25%) of the board, whichever is higher.
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Shareholder ability to call special meetings: Generally, we vote for management and shareholder proposals that provide shareholders with the ability to call special meetings with a minimum threshold of 10% but not greater than 25%. We generally will not support proposals to prohibit shareholders’ right to call special meetings.
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Shareholder ability to act by written consent: Generally, we assess shareholder proposals that provide shareholders with the ability to act by written consent case-by-case taking into account the following factors, among other things:
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Shareholders’ current right to call special meetings; and
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Investor ownership structure.
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Supermajority vote requirements: Generally, we vote against proposals to require a supermajority shareholder vote. We will vote for management and shareholder proposals to reduce supermajority vote requirements, in favor of a simple majority threshold. Lowering this requirement can democratize corporate governance and facilitate a more fair and dynamic decision-making that empowers and represents a wider shareholder base, especially for key corporate actions such as mergers, changes in control, or proposals to amend or repeal a portion of a company’s articles of incorporation.
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Bundling of proposals: It is our view that the bundling of multiple proposals or articles amendments in one single voting item restricts shareholders’ ability to express their views, with an all-or-nothing vote. We generally oppose such proposals unless all bundled resolutions are deemed acceptable and conducive of long-term shareholder value.
Virtual shareholder meetings: Companies should hold their annual or special shareholder meetings in a manner that best serves the needs of its shareholders and the company. Shareholders should have an opportunity to participate in such meetings. Shareholder meetings provide an important mechanism by which shareholders provide feedback or raise concerns and hear from the board and management.
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We will generally support management proposals seeking to allow for the convening of hybrid shareholder meetings (allowing shareholders the option to attend and participate either in person or through a virtual platform).
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We may support management or shareholder proposals that seek to authorize the company to hold virtual-only meetings (held entirely through virtual platform with no corresponding in-person physical meeting), if companies fulfill their responsibility to provide strong justification and establish safeguards to preserve comparable rights and opportunities for shareholders to participate virtually as they would have during an in-person meeting. In particular, Invesco will consider, among other things, a company’s practices, jurisdiction and disclosure, including the items set forth below:
i.
meeting procedures and requirements are disclosed in advance of a meeting detailing the rationale for eliminating the in-person meeting;

ii.
clear and comprehensive description of which shareholders are qualified to participate, how shareholders can join the virtual-only meeting, how and when shareholders submit and ask questions either in advance of or during the meeting;
iii.
disclosure regarding procedures for questions received during the meeting, but not answered due to time or other restrictions; and
iv.
description of how shareholder rights will be protected in a virtual-only meeting format including the ability to vote shares during the time the polls are open.
C.
Board Composition and Effectiveness
Voting on director nominees in uncontested elections
Definition of independence: Invesco considers local market definitions of director independence but applies a proprietary standard for assessing director independence considering a director’s status as a current or former employee of the business, any commercial or consulting relationships with the company, the level of shares beneficially owned or represented and familial relationships, among others.
Board and committee independence: The board of directors, board committees and regional equivalents should be sufficiently independent from management, substantial shareholders and should be free from conflicts of interest. We consider local market practices in this regard and in general we look for a balance across the board of directors. Above all, we like to see signs of robust challenge and discussion in the boardroom.
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We will generally vote against one or more non-independent directors when a board is less than majority independent, but we will take into account local market practice with regards to board independence in limited circumstances where this standard is not appropriate.
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We will generally vote against non-independent directors serving on the audit committee.
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We will generally vote against non-independent directors serving on the compensation committee.
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We will generally vote against non-independent directors serving on the nominating committee.
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In relation to the board, compensation committee and nominating committee we will consider the appropriateness of significant shareholder representation in applying this policy. This exception will generally not apply to the audit committee.
Independent Board Chair: It is our view that independent board leadership generally enhances management accountability to investors. Companies deviating from this best practice should provide a strong justification and establish safeguards to ensure that there is independent oversight of a board’s activities (e.g., by appointing a lead or senior independent director with clearly defined powers and responsibilities).
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We will generally vote against the incumbent nominating committee chair, or nearest equivalent, where the board chair is not independent unless a lead independent or senior director is appointed.
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We will review shareholder proposals requesting that the board chair be an independent director on a case-by-case basis, taking into account several factors, including, but not limited to, the presence of a lead independent director and a sufficiently independent board, a sound governance structure with no record of recent material governance failures or controversies, and sound financial performance. Invesco will also positively consider less disruptive proposals that will enter into force at the subsequent leadership transition.
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We will generally not vote against a CEO or executive serving as board chair solely on the basis of this issue, however, we may do so in instances where we have significant concerns regarding a company’s corporate governance, capital allocation decisions and/or compensation practices.

Attendance and over boarding: Director attendance at board and committee meetings is a fundamental part of their responsibilities and provides efficient oversight for the company and its investors. In addition, directors should not have excessive external board or managerial commitments that may interfere with their ability to execute the duties of a director.
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We will generally vote against or withhold votes from directors who attend less than 75% of board and committee meetings for two consecutive years. We expect companies to disclose any extenuating circumstances, such as health matters or family emergencies, that would justify a director’s low attendance, in line with good practices.
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We will generally vote against directors who have more than four total mandates at public operating companies, if their attendance is not disclosed or below 75% of all board and committee meetings in the year under review, or if material governance failures have been identified. We apply a lower threshold for directors with significant commitments such as executive positions and chairmanships.
Other Board Qualifications: In our view, an effective board should be comprised of qualified and engaged directors with a mix of skills, experience, perspectives and characteristics. We recognize that the presence of a variety of these factors in the boardroom may contribute to robust challenge, debate, and innovation, and allows the board to make informed judgements. We expect companies to comply with their local market legal requirements or listing standards for board diversity and to the extent that a company fails to comply with such requirements, Invesco will generally vote against the nominating committee chair, or nearest equivalent. Invesco will also consider the professional experience of the individuals on the board and how they underpin the company’s performance and long-term shareholder value, among other factors.
Director term limits and retirement age: It is important for a board of directors to examine its membership regularly with a view to ensuring that the board is effective, and the company continues to benefit from a variety of director viewpoints and experience. It is our view that an individual board’s nominating committee is best positioned to determine whether director term limits or establishing a mandatory retirement age would be an appropriate measure to help achieve these goals and, if so, the nature of such limits. Therefore, Invesco generally opposes shareholder proposals to limit the tenure of board directors or to impose a mandatory retirement age.
Governance failures: A board of directors is ultimately responsible for overseeing management and ensuring that proper governance, oversight and control mechanisms are in place at the company it oversees. Invesco considers the adequacy of a company's response to material oversight failures when determining whether any voting action is warranted. Invesco may take voting action against director nominees in response to material failures of governance, risk oversight or fiduciary responsibilities at the company that adversely affect shareholder value. This may include, bribery, fines or sanctions from regulatory bodies, demonstrably poor risk oversight, or adverse legal judgments, among other things. In addition, Invesco will consider the responsibilities delegated to board sub-committees when determining if it is appropriate to hold the incumbent chair of the relevant committee, or nearest equivalent, accountable for these material failures.
Director Indemnification: Invesco recognizes that individuals may be reluctant to serve as corporate directors if they are personally liable for all related lawsuits and legal costs. As a result, reasonable limitations on directors’ liability can benefit a company and its shareholders by helping to attract and retain qualified directors while preserving recourse for shareholders in the event of misconduct by directors. Invesco will evaluate shareholder proposals to amend directors’ indemnification and exculpation provisions on a case-by-case basis.
Discharge of directors: We will generally support proposals to ratify the actions of the board of directors, supervisory board and/or executive decision-making bodies, provided there are no material oversight failures and legal controversies, or other wrongdoings in the relevant fiscal year – committed or yet to be confirmed. When such oversight concerns are identified, we will consider a company’s response to any issues raised and may vote against ratification proposals instead of, or in addition to, director nominees.
Director election process: Board members should generally stand for election annually and individually.
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We will generally support proposals requesting that directors stand for election annually.
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We will generally vote against the incumbent governance committee chair or nearest equivalent, if a company has a classified board structure that is not being phased out. We may make exceptions to this guideline in regions where market practice is for directors to stand for election on a staggered basis.
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We will generally support shareholder proposals to repeal a classified board and elect all directors annually.
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When a board is presented for election as a slate (e.g., shareholders are unable to vote against individual nominees and must vote for or against the entire nominated slate of directors) and this approach is not aligned with local market practice, we will generally vote against the slate in cases where we otherwise would vote against an individual nominee.
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Where market practice is to elect directors as a slate, we will generally support the nominated slate unless there are governance concerns with several of the individuals included on the slate or we have broad concerns with the composition of the board such as a lack of independence.
Majority vote standard: Invesco generally votes in favor of proposals to elect directors by a majority vote, except in cases where a company has adopted formal governance principles that present a meaningful alternative to the majority voting standard.
Board size: We will generally defer to the board with respect to determining the optimal number of board members given the size of the company and complexity of the business, provided that the proposed board size is sufficiently large to represent shareholder interests and sufficiently limited to remain effective.
Board assessment and succession planning: Invesco will consider and vote case-by-case on shareholder proposals to adopt a policy on succession planning. When evaluating board effectiveness, Invesco considers whether periodic performance reviews and skills assessments are conducted to ensure the board represents the interests of shareholders. In addition, boards should have a robust succession plan in place for key management and board personnel.
Voting on director nominees in contested elections
Proxy contests: We will review case-by-case dissident shareholder proposals based on their individual merits. We consider the following factors, among others, when evaluating the merits of each list of nominees: the long-term performance of the company relative to its industry, management’s track record, any relevant background information related to the contest, the qualifications of the respective lists of director nominees, the strategic merits of the approaches proposed by both sides, including the likelihood that the proposed goals can be met, and positions of stock ownership in the company.
D.
Capitalization
Capital allocation: Invesco expects companies to responsibly raise and deploy capital toward the long-term, sustainable success of the business. In addition, we expect capital allocation authorizations and decisions to be made with due regard to shareholder dilution, rights of shareholders to ratify significant corporate actions and pre-emptive rights, where applicable.
Share issuance: We generally support authorizations to issue shares without preemptive rights up to 20% of a company’s issued share capital for general corporate purposes. However, for issuance requests with preemptive rights, we support authorizations up to a threshold of 50%. Shares should not be issued at a substantial discount to the market price. The same requirements are expected for convertible and non-convertible debt instruments.
Share repurchase programs: We generally support share repurchase plans in which all shareholders may participate on equal terms. However, it is our view that such plans should be executed transparently and in alignment with long-term shareholder interests. Therefore, we will not support such plans when there is clear evidence of abuse or no safeguards against selective buybacks, or the terms do not align with market best practices.
Stock splits: We will generally evaluate proposals for forward and reverse stock splits on a case-by-case basis. Each proposal will be evaluated based on its potential impact on shareholder value, local market best practices, and alignment with the company's long-term strategic goals.
Increases in authorized share capital: We will generally support proposals to increase a company’s number of authorized common and/or preferred shares, provided we have not identified concerns regarding a company’s historical share issuance activity or the potential to use these authorizations for anti-takeover purposes. We will consider the amount of the request in relation to the company’s current authorized share capital, any proposed corporate transactions contingent on approval of these requests and the cumulative impact on a company’s authorized share capital, for example, if a reverse stock split is concurrently submitted for shareholder consideration.
Mergers, acquisitions, disposals and other corporate transactions: Invesco’s investment teams will review proposed corporate transactions including mergers, acquisitions, reorganizations, proxy contests, dissolutions and divestitures based on a proposal’s individual investment merits. In addition, we broadly approach voting on other corporate transactions as follows:
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We will generally support proposals to approve different types of restructurings that provide the necessary financing to save the company from involuntary bankruptcy.
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We will generally support proposals to enact corporate name changes and other proposals related to corporate transactions that we believe are in shareholders’ best interests.
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We will generally support reincorporation proposals, provided that management has provided a compelling rationale for the change in legal jurisdiction and provided further that the proposal will not significantly adversely impact shareholders’ rights.
E.
Environmental and Social Issues
Shareholder proposals addressing environmental and social issues: We recognize environmental and social shareholder proposals are nuanced and require company specific analysis, and therefore, Invesco will analyze such proposals on a case-by-case basis. When analyzing such proposals, we will consider the following factors, among others:
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whether we consider the adoption of such proposal would promote long-term shareholder value;
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the materiality of the issue(s) being raised;
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whether there are fines or litigation, significant controversies including reputational risks associated with the company’s practices or policies related to the issue(s) raised in the proposal;
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the board’s written response to the proposal in the proxy and whether the company has already responded or taken action to appropriately address the issue(s) raised in the proposal.
Additionally, Invesco may consider the company's existing level of disclosure and track record on environmental and social issues or if the company already complies with relevant local laws and regulations as it relates to the issue(s) raised in the proposal; the intentions of the proponent(s) and how they impact the company’s long-term economic success; if the proposal requests greater transparency or disclosure to make an informed assessment; and whether the proposal’s requested action is unduly burdensome (scope or timeframe) or overly prescriptive.

F.
Executive Compensation and Performance Alignment
Invesco supports compensation policies and equity incentive plans that promote alignment between management incentives and shareholders’ long-term interests. We pay close attention to local market practice and may apply stricter or modified criteria where appropriate.
Advisory votes on executive compensation, remuneration policy and remuneration reports: We will generally not support compensation-related proposals where more than one of the following is present:
i.
there is an unmitigated misalignment between executive pay and company performance for at least two consecutive years;
ii.
there are problematic compensation practices which may include, among others, incentivizing excessive risk taking or circumventing alignment between management and shareholders’ interests via repricing of underwater options;
iii.
vesting periods for long-term incentive awards are less than three years;
iv.
the company “front loads” equity awards;
v.
there are inadequate risk mitigating features in the program such as clawback provisions;
vi.
excessive, discretionary one-time equity grants are awarded to executives; and/or
vii.
less than half of variable pay is linked to performance targets, except where prohibited by law.
Invesco will consider company reporting on pay ratios as part of our evaluation of compensation proposals, where relevant.
Equity plans: Invesco generally supports equity compensation plans that promote the proper alignment of incentives with shareholders’ long-term interests, and generally votes against plans that are overly dilutive to existing shareholders, plans that contain objectionable structural features which may include provisions to reprice options without shareholder approval, plans that include evergreen provisions or plans that provide for automatic accelerated vesting upon a change in control.
Employee stock purchase plans: We generally support employee stock purchase plans that are reasonably designed to provide proper incentives to a broad base of employees, provided that the price at which employees may acquire stock represents a reasonable discount from the market price and that the total shareholder dilution resulting from the plan is not excessive (e.g., more than 10% of outstanding shares).
Severance Arrangements: Invesco considers proposed severance arrangements (sometimes known as “golden parachute” arrangements) on a case-by-case basis due to the wide variety among their terms. Invesco acknowledges that in some cases such arrangements, if reasonable, and aligned with local market best practices, may be in shareholders’ best interests as a method of attracting and retaining high-quality executive talent. We generally support proposals requiring submission of severance agreements for certain senior executives for shareholder ratification.
Frequency of Advisory Vote on Executive Compensation (Say-on-Pay, MSOP) Management Proposals: It is our view that shareholders should be given the opportunity to vote on executive compensation and adequately express their potential concerns. Invesco will generally vote in favor of a one-year frequency, in order to foster greater accountability, as well as to grant shareholders a timely intervention on pay practices.

Exhibit A
Harbourview Asset Management Corporation
Invesco Advisers, Inc.
Invesco Asset Management (India) Pvt. Ltd*1
Invesco Asset Management (Japan) Limited*1
Invesco Asset Management (Schweiz) AG
Invesco Asset Management Limited1
Invesco Asset Management Singapore Ltd
Invesco Australia Ltd
Invesco Canada Ltd.1
Invesco Capital Management LLC
Invesco Capital Markets, Inc.*1
Invesco European RR L.P
Invesco Fund Managers Limited
Invesco Hong Kong Limited
Invesco Investment Advisers LLC
Invesco Investment Management (Shanghai) Limited
Invesco Investment Management Limited
Invesco Loan Manager, LLC
Invesco Managed Accounts, LLC
Invesco Management S.A.
Invesco Overseas Investment Fund Management (Shanghai) Limited
Invesco Pensions Limited
Invesco Private Capital, Inc.
Invesco Real Estate Management S.à r.l.1
Invesco RR Fund L.P.
Invesco Senior Secured Management, Inc.
Invesco Taiwan Limited*1
Invesco Trust Company
OppenheimerFunds, Inc.
WL Ross & Co. LLC

* Invesco entities with specific proxy voting guidelines
1 Invesco entities with specific conflicts of interest policies

Exhibit B
The Invesco Proxy Voting Choice Program (the “Proxy Voting Choice”) is available to certain eligible clients and shareholders and provides the ability to choose from a menu of distinct voting policy options that support different voting objectives. As implemented through Invesco’s internal Proxy Voting Choice procedures, clients or shareholders that participate in Proxy Voting Choice have the option of selecting a voting policy option which directs how their proportionate shares of the eligible product are voted at corporate shareholder meetings. Invesco Proxy Voting Choice aims to facilitate greater alignment of proxy voting with eligible client/shareholder interests with respect to the products specified below.
The Proxy Voting Choice pilot program is available to shareholders of the following products:
●
Invesco S&P 100 Equal Weight ETF

Proxy Voting Guidelines
for
Invesco Asset Management (Japan) Limited

Invesco Japan Proxy Voting Guideline
Invesco Japan (hereinafter “we” or “our) votes proxies to maximize the interests of our clients (investors) and beneficiaries in the long term, acknowledging the importance of corporate governance based on fiduciary duties to our clients (investors) and beneficiaries. We do not vote proxies for the interests of ourselves and any third party other than clients (investors) and beneficiaries. The interests of clients (investors) and beneficiaries are to expand the corporate value or the shareholders’ economic interests or prevent damage thereto. Proxy voting is an integral part of our stewardship activities, and we make voting decisions considering whether the proposal would contribute to corporate value expansion and sustainable growth.
To vote proxies adequately, we have established the Responsible Investment Committee and developed the Proxy Voting Guideline to govern the decision-making process of proxy voting. While we may seek advice from an external service provider based on our own guidelines, our investment professionals make voting decisions in principle, based on the proxy voting guideline, taking into account whether they contribute to increasing the subject company’s shareholder value.
Responsible proxy voting and constructive dialogue with investee companies are important components of stewardship activities. While the Proxy Voting Guideline are principles for our voting decisions, depending on the proposals, we may make an exception if we conclude that such a decision is in the best interests of clients (investors) and beneficiaries after having constructive dialogue with the investee companies. In such a case, approval of the Responsible Investment Committee shall be obtained.
The Responsible Investment Committee consists of members including Chief Investment Officer, as the chair, Head of Compliance, Head of ESG, investment professionals nominated by the chair and the other members, including persons in charge at the Client Reporting department.
We have established the Conflict of Interest Management Policy. In the situation that may give rise to a conflict of interest, we aim to control it in the best interests of clients (investors) and beneficiaries. The Compliance department is responsible for governing company-wide control of a conflict of interest. The Compliance department is independent of Investment and Sales departments and shall not receive any command or order for the matters compliant with the laws and regulations, including a conflict of interest, from them.
Proxy Voting Guidelines
1. Appropriations of Retained Earnings and Dividends
We decide how to vote on proposals seeking approval for appropriations of retained earnings and dividends, taking into account the subject company’s financial conditions and business performance, shareholders’ economic interests and so on.
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Taking into account the company’s capital adequacy, business strategies, and so on if the total payout ratio, including dividends and share repurchases, is significantly low, we consider voting against the proposals unless reasonable explanations are given by the company.
●
With respect to the company where the Board of Directors determines appropriations of retained earnings, taking into account the subject company’s capital adequacy, business strategies, and so on if the total payout ratio, including dividends and share repurchases, is significantly low, we consider voting against the reappointment of board directors unless reasonable explanations are given by the company.
●
Taking into account the subject company’s capital adequacy, business strategies, and so on if the total payout ratio, including dividends and share repurchases, is significantly low, we consider voting for shareholder proposals increasing shareholder returns.

2. Appointment of Board Directors
We decide how to vote on proposals concerning the appointment of board directors, taking into account their independence, competence, anti-social activity records (if any), and so on. Furthermore, we decide how to vote on the reappointment of board directors, taking into account their corporate governance practices, accountability during their tenures, the company’s business performance and anti-social records (if any), and so on in addition to the above factors.
Board directors should make best efforts to continuously gain knowledge and skills to fulfill the critical role and responsibilities in the company’s governance. A company should also provide sufficient training opportunities.
Independent outside directors are expected to play a significant role, such as safeguarding minority shareholders’ interests through action based on their insights to increase the company’s corporate value. It is desirable to enhance the board’s governance function with independent outside directors accounting for the board majority. However, given the challenge to secure competent candidates, we also recognize that it is difficult for all the companies, irrespective of their size, to deploy the independent outside directors’ majority on the Board.
Sufficient disclosure is a prerequisite for reflecting the assessment of independence and suitability of director candidates and board composition in voting decisions. Currently, there are cases where sufficient information cannot be obtained due to insufficient disclosure on a board chair, each committee’s function and committee chairs in Notice of Annual General Meeting (AGM) and a corporate governance report, as well as untimeliness of these issuances. We generally make decisions based on Notice of AGM, a corporate governance report and an annual securities report disclosed by the time of voting. However, this shall not apply if we obtain such information from direct engagement with the company or find relevant disclosure elsewhere.
(1)
Independence
We generally vote for the appointment of outside directors. However, we generally vote against if a candidate is not regarded as independent of the subject company. It is desirable that the company discloses information, such as numerical data, which supports our decision on board independence.
●
We view the following outside director candidates are not independent enough.
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Candidates who have been working for the following companies for the last ten years or are those people’s relatives.
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The subject company
●
Its subsidiary
●
Its parent company
●
Candidates who have been working for the following companies for the last five years or are those people’s relatives.
●
Shareholders who own more than 10% of the subject company
●
Principal loan lenders
●
Principal securities brokers
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Major business partners
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Auditors
●
Audit companies, consulting companies or any related service providers which have any consulting contracts with the subject company
●
Any other counterparts which have any interests in the subject company

In cases other than above, we separately scrutinize the independence of candidates who are regarded as not independent enough.
●
We take extra care when we assess the independence of candidates from a company which is regarded as a policy shareholder under cross shareholding, mutually sends outside directors to each other, and so on, as such cases potentially raise doubts about their independence. The company should give reasonable explanations. It is also desirable that the company contrives the timing and method of disclosure to allow investors to understand those relationships enough.
●
We judge board independence according to the stock exchange’s independence criteria with emphasizing independence ensured practically. We consider each company’s business environment and make the best effort to engage with the subject company to determine the independence of the candidates.
●
We regard an outside director with a significantly long tenure as non-independent and consider voting against the reappointment of such an outside director. We generally consider voting against the reappointment of outside directors whose tenures are longer than ten years.
●
If the subject company is a company with Audit Committee, we judge the independence of outside director candidates who become audit committee board members using the same independence criteria for the appointment of statutory auditors in principle.
●
We generally consider voting against the appointment of top executives and a nominating committee chair at a company with three Committees if independent outside directors of the subject company account for less than 1/3 of the Board after the AGM. However, this shall not apply if we confirm sufficient planning or special circumstances on increasing the number of independent outside directors in engagements.
●
In case the subject company has a parent company or controlling shareholders, we generally consider voting against the appointment of top executives and a nominating committee chair at a company with three Committees if independent outside directors account for less than half of the Board after the AGM. However, this shall not apply if we confirm sufficient planning or special circumstances on increasing the number of independent outside directors in engagements.
(2)
Attendance rate and concurrent duties
●
All members are expected to attend board and respective committee meetings in principle. A Company is generally obligated to facilitate all members to attend these meetings. We generally vote against the reappointment of board directors who attended less than 75% of board or respective committee meetings.
●
We take into account not only the number of attendance but nomination reasons and candidates’ real contributions if disclosed.
●
We take extra care when we assess the capability of board directors who have many concurrent duties as a director or statutory auditor of listed companies, as such cases potentially raise doubts about their capacity given the importance of directors’ role and responsibilities. Accordingly, we consider voting against the appointment of board directors who perform five or more duties as a director or statutory auditor of a listed company or equivalent company. However, in case nominees serve as executive director or statutory auditor of a listed company or equivalent company, we consider voting against the appointment of directors who perform three or more duties.
●
If a company nominates a board director with many concurrent duties, it should provide reasonable explanations. It is also desirable that the company contrives disclosure timing and methods to allow investors to understand the situation enough.

(3)
Company’s business performance
●
We consider voting against the reappointment of board directors if the subject company made a loss for the three consecutive years during their tenures.
●
We consider voting against the reappointment of board directors if we judge that the subject company’s business performance significantly lags the peers in the same industry during their tenures.
●
We consider voting against top executives if, concerning capital efficiency including return on capital, effective business strategies achieving corporate value expansion and sustainable growth are not demonstrated, and appropriate disclosures and sufficient constructive dialogues are not conducted.
(4)
Company’s anti-social activities
●
If we judge that a corporate scandal damages or is likely to damage shareholder value with having a significant effect on society during a board tenure, we conduct adequate dialogues with the subject company on the background and subsequent resolutions of the scandal. Based on the dialogues, we decide how to vote on the reappointment of top executives, board directors in charge of those cases and audit committee board members at a company with Audit Committee or three Committees, considering the impact on shareholder value.
●
With respect to domestic corporate scandals, at the time a company receives administrative dispositions to cartel, bid-rigging, and so on from authorities, such as the Fair Trade Commission, we consider voting against the reappointment of top executives, directors in charge and audit committee board members at a company with Audit Committee or three Committees. However, in case final dispositions are subsequently determined based on appeal or complaints resolutions, we do not vote against the reappointment again at that time. We vote on a case-by-case basis concerning compensation orders in a civil case, dispositions from the Consumer Affairs Agency or administrative dispositions from overseas authorities.
●
With respect to administrative dispositions to an unlisted subsidiary or affiliate, we consider voting against the reappointment of top executives, directors in charge and audit committee board members at a company with Audit Committee or three Committees of the holding or parent company. If a subsidiary or affiliate is listed, we consider voting against the reappointment of top executives, directors in charge and audit committee board members at a company with Audit Committee or three Committees of both the subsidiary or affiliate and the holding or parent company. However, we may vote on a case-by-case basis, depending on the importance of the disposition to the subsidiary or affiliate, its impact on the holding or parent company’s financial performance, and so on.
●
With respect to employees’ scandals, if the scandal damages or is likely to damage shareholder value, and we judge that the subject company owes management responsibility, we consider voting against the reappointment of top executives, directors in charge and audit committee board members at a company with Audit Committee or three Committees.
●
We consider voting against the reappointment of board directors if the subject company engages in window dressing or inadequate accounting practices during their tenures.
(5)
Activities against shareholder interest
●
If a company raises capital through an excessively dilutive third-party allotment without a shareholders’ meeting’s approval, we consider voting against the reappointment of board directors, particularly top executives.
●
If a company raises capital through a large-scale public offering without reasonable explanations, we consider voting against the reappointment of board directors, particularly top executives.
●
If a company does not execute a shareholder proposal regarded as favorable for minority shareholders receiving the majority support from shareholders or does not make a similar company proposal at an AGM in the following year, we consider voting against the appointment of top executives.

(6)
Others
●
If a company insufficiently discloses board director candidates’ information, we generally vote against such candidates.
3. Composition of Board of Directors
While each company’s board structure would differ depending on its size and so on, we believe that a company with three Committees (Nomination, Audit and Remuneration) is desirable to achieve better governance as a listed company. For a company with Board of Statutory Auditors (Kansayaku) or Audit Committee, it is also desirable to voluntarily deploy a Nomination Committee, a Remuneration Committee and other necessary committees. Besides, it is desirable that Board Chair is an independent outside director. We believe that a highly transparent board composition ensures management accountability and contributes to sustained enterprise value expansion. Finally, the disclosure of the third-party assessment on the Board of Directors is desirable.
To strengthen the Board of Directors’ monitoring function and increase its transparency and effectiveness, we believe it is important to ensure gender, nationality, career, and age diversity in principle. It is desirable that each company adopts a skills matrix that defines the diversity and expertise required to fulfill the Board’s responsibilities reflecting its situation and selects director candidates accordingly.
We are concerned about retired directors assuming consulting, advisory or other similar positions which could negatively impact transparency and decision making of the Board. If such positions exist, and retired directors assume them, it is desirable that the company discloses their existence, their expected roles and contributions and compensations for such posts.
(1)
Number of board members and change in board composition
●
We decide how to vote on proposals concerning the number of board members and change in board composition, taking into account the impacts on the subject company and shareholders’ economic interests compared to the current situations.
●
The number of board members should be optimized to make the right management decision at the right time. We may consider each company’s business situation and scale. However, we generally consider voting against the appointment of top executives and a nominating committee chair at a company three Committees if the number of board members is expected to exceed 20 without decreasing from the previous AGM, and reasonable explanations are not given.
●
We generally vote against the appointment of top executives and a nomination committee chair at a company three Committees if a decrease in outside directors or an increase in internal directors significantly reduces the percentage of outside directors, which potentially causes governance problems.
●
If there are two or more females on the Board, we consider voting against the appointment of top executives and a nomination committee chair at a company three Committees. However, this shall not apply if 20% or more of board members are females, or we confirm sufficient planning or special circumstances on increasing the number of female directors in engagements.
●
We believe that board diversity is important and may set a higher target for a female board member ratio in the future. Similarly, we may set a racial and nationality diversity target, especially for companies with global business operations.
(2)
Procedures of board director appointment, scope of their responsibilities and so on
●
We decide how to vote on proposals concerning change in board director appointment procedures, taking into account the rationales, and so on, compared to the current procedures.
●
We generally vote against proposals reducing board directors’ responsibilities for financial damages on fiduciary duty breach.

●
Board directors’ responsibilities include effective monitoring of top executives succession planning. The Nomination Committee at a company with three Committees or the arbitrary Nomination Committee created at a company with the other governance structures should provide effective monitoring of successor development and appointment with transparency. It is desirable that an independent outside director serves as Nomination Committee Chair. If we judge that the succession procedure significantly lacks transparency and rationality, we consider voting against the appointment of top executives.
4. Appointment of Statutory Auditors (Kansayaku)
We decide how to vote on proposals concerning the appointment of statutory auditors, taking into account their independence, competence and anti-social activities records (if any), and so on. We decide how to vote on the reappointment of statutory auditors, taking into account their corporate governance practices and accountability during their tenures, the company’s anti-social activity records, and so on in addition to the above factors.
Statutory auditors and audit committee board directors at a company with Audit committee or three Committees should have deep knowledge specialized in accounting, laws and regulations and should make best efforts to continuously gain knowledge and skills to fulfill the critical role and responsibilities in the company’s governance. A company should also provide sufficient training opportunities.
(1)
Independence
●
We generally vote against the appointment of outside statutory auditors without independency.
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In general, a person who has no relationship with the subject company other than a statutory auditor appointment is regarded as independent.
●
We regard that an outside statutory auditor with a significantly long tenure is not independent and generally vote against the reappointment of such an outside statutory auditor. We generally consider voting against the candidate whose tenure is longer than ten years.
(2)
Attendance rate and concurrent duties
●
All statutory auditors are expected to attend board or board of statutory auditors meetings in principle. A companies is generally obligated to facilitate all statutory auditors to attend these meetings. We generally vote against the reappointment of statutory auditors who attended less than 75% of board or board of statutory auditors meetings.
●
We take into account not only the number of attendance but nomination reasons and candidates’ real contributions if disclosed.
●
We take extra care when we assess the capability of statutory auditors who have many concurrent duties as an director or statutory auditor of listed companies, as such cases potentially rise doubts about their capacity, given the importance of statutory auditors’ role and responsibilities. Accordingly, we consider voting against the appointment of statutory auditors who perform five or more duties as a board director or statutory auditor of a listed company or equivalent company. However, in case nominees serve as executive director or statutory auditor of a listed company or equivalent company, we consider voting against the appointment of statutory auditors who perform three or more duties.
●
If a company nominates a statutory auditor with many concurrent duties, it should give reasonable explanations. It is also desirable that the company contrives disclosure timing and methods to allow investors to understand the situation enough.
(3)
Accountability
●
If there are material concerns about a published audit report or audit procedures, or insufficiencies of required disclosures, we vote against the reappointment of statutory auditors.

(4)
Company’s anti-social activities
●
If we judge that a corporate scandal damages or is likely to damage shareholder value with having a significant impact on society during a statutory auditor’s tenure, we conduct adequate dialogues with the subject company on the background and subsequent resolutions of the scandal. Based on the dialogues, we decide how to vote on the reappointment of statutory auditors, considering the impact on shareholder value.
●
With respect to domestic corporate scandals, at the time a company receives administrative dispositions to cartel, bid-rigging, and so on from authorities, such as the Fair Trade Commission, we consider voting against the reappointment of statutory auditors. However, in case the final dispositions are subsequently determined based on appeal or complaints resolutions, we do not vote against the reappointment again at that time. We vote on a case-by-case basis concerning compensation orders in a civil case, dispositions from the Consumer Affairs Agency or administrative dispositions from overseas authorities.
●
With respect to administrative dispositions to an unlisted subsidiary or affiliate, we consider voting against the reappointment of statutory auditors of the holding or parent company. If a subsidiary or affiliate is listed, we consider voting against the reappointment of statutory auditors of both the subsidiary or affiliate and the holding or parent company. However, we may decide on a case-by-case basis, depending on the importance of the dispositions to the subsidiary or affiliate, its impact on the holding or parent company’s financial performance, and so on.
●
With respect to employees’ scandals, if the scandal damages or is likely to damage shareholder value, and we judge that the subject company owes management responsibility, we consider voting against the reappointment of statutory auditors.
●
We consider voting against the reappointment of statutory auditors if the subject company engages in window-dressing or inadequate accounting practices during their tenures.
5. Composition of Board of Statutory Auditors (Kansayaku)
We decide how to vote on proposals concerning the number of members or change in composition of the board of statutory auditors, taking into account the impact on the subject company and shareholders’ economic interests compared to the current situations.
●
We consider an increase in statutory auditors favorably. However, in case of a decrease, we consider voting against the reappointment of top executives unless clear and reasonable explanations are given.
●
We consider the same for audit committee board members for a company with Audit Committee.
6. Appointment of Accounting Auditors
We decide how to vote on proposals concerning the appointment and replacement of accounting auditors, taking into account their competence, audit fee levels, and so on.
●
We generally vote against the reappointment of statutory auditors (Kansayaku) or audit committee board members at a company with Audit Committee or three Committees if we judge that a company reappoints an accounting auditor without replacing it despite the following accounting audit problems.
●
It is determined that an accounting auditor provides an unfair opinion on the company’s financial conditions.
●
In case there are concerns on financial statements, required disclosures are insufficient.
●
In case an accounting auditor has a service contract other than accounting audit services with the subject company, it is regarded that such a contract creates a conflict of interest between them.
●
Excessive audit fees are paid.
●
It is regarded that an accounting auditor makes fraud or negligence.

●
If it is regarded that an accounting auditor has issues in other company’s audits, in case a company appoints or reappoints the accounting auditor without replacing it, we take the impact on the company’s corporate value full consideration into voting decisions.
●
We generally vote against proposals concerning accounting auditor replacement if it is regarded that a company changes an incumbent accounting auditor due to a dispute about accounting principles.
7. Compensation for Board Directors, Statutory Auditors (Kansayaku) and Employees
(1)
Board directors’ salaries and bonuses
●
It is desirable to increase the proportion of stock incentive plans in board directors’ salaries and bonuses, on condition that a performance-based compensation structure is established, transparency, such as disclosures of a benchmark or formula laying the foundations for calculation, ensures accountability, and the impact on shareholders, such as dilution, are taken into considerations. The Remuneration Committee at a company with three Committees (Nomination, Audit and Remuneration) or the arbitrary Remuneration Committee preferably deployed at a company with the other governance structures should ensure the accountability of compensation schemes. It is desirable that an independent outside director serves as Remuneration Committee Chair.
●
We consider voting against proposals seeking approval for salaries and bonuses in the following cases.
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Negative correlation between company’s financial performance and directors’ salaries and bonuses are observed.
●
Inappropriate systems and practices are in place.
●
The total amount of salaries and bonuses is not disclosed.
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Management failures, such as a significant share price decline or serious earnings deterioration, are apparent.
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The remuneration proposal includes people determined to be responsible for activities against shareholder interest.
●
We generally vote for shareholder proposals requesting disclosure of individual directors’ salaries and bonuses.
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If a company implements any measures ensuring transparency other than disclosure, we take it into consideration.
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If there is no proposal seeking approval for directors’ salaries and bonuses, and the compensation structure lacks transparency, we consider voting against the appointment of top executives.
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We generally vote against bonuses for statutory auditors at a company with Board of Statutory Auditors and audit committee board members at a company with Audit Committee.
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We separately consider voting to audit committee board members at a company with three Committees.
(2)
Stock incentive plans
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We decide how to vote on proposals concerning stock incentive plans, including stock options and restricted stock units, taking into account the impact on shareholder value and rights, compensation levels, the scope, the rationales, and so on.
●
We generally vote against proposals seeking to lower the strike price of stock options.
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We generally vote for proposals seeking to change the strike price on condition that shareholders’ approval is required every time.

●
We generally vote against stock incentive plans if the terms and conditions for exercising options, including equity dilution, lack transparency. We generally consider voting against proposals potentially causing 10% or more equity dilution.
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It is desirable that stock incentive plans is a long-term incentive aligned with sustainable growth and corporate value expansion. As such, we generally vote against stock incentive plans allowing recipients to exercise all the rights within two years after vested for the subject fiscal year. However, this shall not apply to recipients who retire during the subject fiscal year. We assess the validity if a vesting period is regarded as too long.
●
We generally vote against stock incentive plans granted to statutory auditors and audit committee board members at a company with Audit Committee.
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We separately consider stock incentive plans granted to audit committee board members, including both inside and outside directors, at a company with three Committees.
●
We generally vote against stock incentive plans granted to any third parties other than employees.
●
We generally vote against stock incentive plans in case a company is likely to adopt the plans as takeover defense.
(3)
Employee stock purchase plan
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We decide how to vote on proposals concerning employee stock purchase plans, taking into account the impact on shareholder value and rights, the scope and the rationales, and so on.
(4)
Retirement benefits for board directors
●
We decide how to vote on proposals concerning grant of retirement benefits, taking into account the scope and scandals (if any) of recipients and business performance and scandals (if any) of the subject company, and so on.
●
We generally vote for proposals granting retirement benefits if all the following criteria are satisfied.
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The granted amount is disclosed.
●
Outside directors, statutory auditors and audit committee board members at a company with Audit Committees are excluded.
●
Recipients do not cause any significant scandals during their tenures.
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The subject company does not make a loss for the three consecutive years, or its business performance is not determined to significantly lag behind the peers in the same industry.
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The company does not cause scandals that significantly impact society and damage, or are unlikely to damage, shareholder value during their tenures.
●
The company does not engage in window-dressing or inadequate accounting practices during their tenures.
8. Cross-shareholdings
If a company holds shares for the sake of business relations (cross shareholdings), the company should explain the medium- to long-term business and financial strategies, including capital costs, and disclose proxy voting guidelines, voting results, and so on. If the company does not give reasonable explanations and engage in constructive dialogues, we consider voting against the appointment of top executives. It is important that the company does not hinder the sales/reduction of cross shareholdings when a policy shareholder intends. In addition, a company should formulate a policy for institutional investor engagements, considering its shareholder composition, and conduct business with an awareness of capital costs and stock prices.
●
If a company's cross shareholdings account for 20% or more of its net assets, we generally consider voting against the appointment of top executives. However, this shall not apply if we confirm that the company makes a reduction, does sufficient planning or has industry-specific circumstances that should be taken into consideration in engagement.
9. Capital Policy
As a listed companies’ capital policy is likely to significantly impact shareholder value and interests, a company should implement a rational capital policy and explain capital policy guidelines to shareholders. We consider voting against proposals concerning capital policies that we judge damage shareholder value. If a company has a capital policy that is not part of proposals at an AGM but regarded to damage shareholder value, we consider voting against the reappointment of board directors.
●
It is undesirable that a company intends to maintain or increase so-called “friendly” stable shareholders and infringes minority shareholders’ rights by the third-party allotment, treasury stocks transfer or company management holdings’ transfer to foundations affiliated with the company.
(1)
Change in authorized shares
●
We decide how to vote on proposals seeking to increase authorized shares, taking into account the impact on shareholder value and rights, the rationales, the impact on the sustainability of stock market listing and a going concern, and so on.
●
We generally vote for proposals seeking to increase authorized shares if we judge that not increasing authorized shares is likely to lead to delisting or have a significant impact on a going concern.
●
We generally vote against proposals seeking to increase authorized shares after an acquirer emerges.
(2)
New share issue
●
We decide how to vote on new share issues, taking into account the rationales, the terms and conditions of issues, the impact of dilution on shareholder value and rights and the impact on the sustainability of stock market listing or a going concern, and so on.
(3)
Share repurchase and reissue
●
We decide how to vote on proposals concerning share repurchase or reissue, taking into account the rationales, and so on.
(4)
Stock split
●
We generally vote for proposals seeking a stock split.
(5)
Consolidation of shares (reverse stock split)
●
We decide how to vote on proposals seeking consolidation of shares, taking into account the rationale, and so on.
(6)
Preferred shares
●
We generally vote against proposals seeking to issue blank-cheque preferred shares or increase authorized shares without specifying voting rights, dividends, conversion and other rights.
●
We generally vote for proposals seeking to issue preferred shares or increase authorized shares if voting rights, dividends, conversion and other rights are specified, and those rights are regarded as reasonable.
●
We generally vote for proposals requiring approvals for preferred shares issues from shareholders.
(7)
Convertible bonds
●
We decide how to vote on proposals seeking to issue convertible bonds, taking into account the number of new shares, the time to maturity, and so on.

(8) Corporate bonds and credit facilities
●
We decide how to vote on proposals concerning a corporate bond issue or a credit facility expansion, taking into account the subject company’s financial conditions, and so on.
(9) Debt capitalization
●
We decide how to vote on proposals seeking to change the number of authorized shares or issue shares for debt restructuring, taking into account the terms and conditions of the change or the issue, the impact on shareholder value and rights, the rationales, the impact on the sustainability of stock market listing and a going concern, and so on.
(10) Capital reduction
●
We decide how to vote on proposals concerning capital reduction, taking into account the impact on shareholder value and rights, the rationales and the impact on the sustainability of stock market listing and a going concern, and so on.
●
We generally vote for proposals seeking capital reduction following standard accounting procedures.
(11) Financing plan
●
We decide how to vote on proposals concerning a financing plan, taking into account the impact on shareholder value and rights, the rationales and the impact on the sustainability of stock market listing and a going concern, and so on.
(12) Capitalization of reserves
●
We decide how to vote on proposals seeking capitalization of reserves, taking into account the rationales, and so on.
10. Amendment to Articles of Incorporation and Other Legal Documents
(1) Change in an accounting period
●
We generally vote for proposals seeking to change an accounting period unless it is regarded as an aim to delay an AGM.
(2) Amendment to articles of incorporation
●
We decide how to vote on proposals to amend an article of incorporation, taking into account the impact on shareholder value and rights, the necessity, the rationales, and so on.
●
We generally vote for proposals seeking to amend an article of incorporation if it is required by law.
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We generally vote against proposals seeking to amend an article of incorporation if we judge that it is likely to infringe shareholder rights or damage shareholder value.
●
We generally vote for transition to a company with three Committees.
●
We decide how to vote on proposals seeking to relax or eliminate special resolution requirements, taking into account the rationale.
●
We are concerned about retired directors assuming advisory, consulting, or other similar positions which could negatively impact on transparency and decision making of the Board of Directors. We generally vote against proposals seeking to create such a position.
●
We generally vote for proposals seeking to authorize a company to hold virtual-only meetings, taking into account the impact on shareholder value and rights.
●
We will consider, among other things, a company’s practices, jurisdiction and disclosure, including the items set forth below:

●
meeting procedures and requirements are disclosed in advance of a meeting detailing the rationale for eliminating the in-person meeting,
●
safeguard and clear and comprehensive description as to how and when shareholders submit and ask questions either in advance of or during the meeting,
●
disclosure regarding procedures for questions received during the meeting, but not answered due to time or other restrictions, and
●
description of how shareholder rights will be protected in a virtual-only meeting format including the ability to vote on proposals during the time the polls are open.
(3) Change in a quorum for an annual general meeting (AGM)
●
We decide how to vote on proposals concerning change in quorum for an AGM, taking into account the impact on shareholder value and rights, and so on.
11. Company Organization Change
(1) Change in a registered company name and address
●
We decide how to vote on proposals seeking to change a registered company name, taking into account the impact on shareholder value, and so on.
●
We generally vote for proposals seeking to change a registered address.
(2) Company reorganization
●
We decide how to vote on proposals concerning the following company reorganization, taking into account their respective impacts on shareholder value and rights, the subject company’s financial conditions and business performance, and the sustainability of stock market listing or a going concern, and so on.
Mergers and acquisitions
Business transfers
Company split (spin-off)
Asset sale
Company sale
Liquidation
12. Proxy Fight
(1)
Proxy fight
●
We decide how to vote on proposals concerning the appointment of directors with opposition candidates, taking into account their independence, competence, anti-social activity records (if any), corporate governance practices and accountability of the candidates and business performance and anti-social activity records (if any) of the subject company, the proxy fight background, and so on.
(2)
Proxy context defense
●
Classified board
●
We generally vote against proposals seeking to introduce a classified board.
●
We generally vote for proposals seeking to set a director's term of one year.
●
Shareholder rights to remove a director

●
We generally vote against proposals seeking to tighten requirements for shareholders to remove a director.
●
Cumulative voting
●
We decide how to vote on proposals seeking to introduce cumulative voting for director appointments, taking into account the background, and so on.
●
We decide how to vote on proposals seeking to terminate cumulative voting for director appointment, taking into account the background, and so on.
13. Takeover Defense
We believe that management and shareholder interest is not always aligned. As such, we generally vote against the creation, amendment and renewal of takeover defense measures that we judge decrease shareholder value or infringes shareholder rights. We generally vote against the reappointment of directors if takeover defense measures are not part of proposals at an AGM but are regarded to decrease shareholder value or infringes shareholder rights.
●
Relaxing requirements to amend articles of incorporation and company policies
●
We decide how to vote on proposals seeking to relax requirements to amend articles of incorporation or company policies, taking into account the impact on shareholder value and rights, and so on.
●
Relaxing of requirements for merger approval
●
We decide how to vote on proposals seeking to relaxing requirements for merger approval, taking into account the impact on shareholder value and rights, and so on.
14. Environment, Social and Governance (ESG)
We support the United Nations Principles for Responsible Investment (UN PRI) and acknowledge that company’s ESG practices are an important factor in investment decision making. Thus, we consider voting against the reappointment of top executives and directors in charge if we judge that there is an issue that could significantly damage corporate value. We consider voting for proposals related to ESG materiality, including climate change or diversity, if we judge that such proposals contribute to preventing from damaging or expanding corporate value. If not, we consider voting against such proposals.
15. Disclosure
Disclosure and constructive dialogues based thereon are important in proxy voting and investment decision making. Furthermore, proactive disclosure and effective engagement are desirable as demand for ESG disclosure, including climate change, has been increasing, and the disclosure frameworks have been rapidly progressing.
●
We generally vote against proposals that lack sufficient disclosure to make proxy voting decisions.
●
We generally vote for proposals seeking to enhance disclosures if such information is beneficial to shareholders.
●
If a company’s financial and non-financial disclosures is significantly poor, and if the level of investor relations activities by management or people in charge is significantly low, we consider voting against the reappointment of top executives and directors in charge.
16. Conflict of Interest
We abstain from voting proxies of the following companies that are likely to have a conflict of interest. We also abstain from voting proxies with respect to the following investment trusts that are managed by us or Invesco group companies, as a conflict of interest may rise.
●
Companies and investment trusts that we abstain from voting proxies:

●
Invesco Ltd.
We have established the Conflict of Interest Management Policy. In the situation that may give rise to a conflict of interest, we aim to control it in the best interests of clients (investors) and beneficiaries. The Compliance department is responsible for governing company-wide control of a conflict of interest. The Compliance department is independent of the Investment and Sales departments and shall not receive any command or order for the matters compliant with the laws and regulations, including a conflict of interest, from the Investment and Sales departments.
Proxy voting and stewardship activities are reported to the Responsible Investment Committee. The Responsible Investment Committee approves them. Besides, the Compliance department reviews whether conflicts of interest are properly managed in proxy voting and then reports the results to the Conflict of Interest Oversight Committee. Furthermore, the results are reported to the Executive Committee in Tokyo and the Invesco Proxy Advisory Committee.
17. Shareholder Proposals
We vote on a case-by-case basis on shareholder proposals while we follow the Proxy Voting Guidelines in principle.
DISCLAIMER: The English version is a translation of the original in Japanese for information purposes only. In case of a discrepancy, the Japanese original will prevail. You can download the Japanese version from our website: http://www.invesco.co.jp/footer/proxy.html.
2092318-JP

Proxy Voting Guidelines
for
Barings

Barings
Global Proxy Voting Policy
Key Points
●
Barings has established a Proxy Voting Policy to establish the manner in which Barings fulfills its proxy voting responsibilities and complies with applicable regulations.
●
Any proxies received by Barings should be forwarded as soon as possible to the Proxy Voting Team for timely processing and voting.
●
Barings has a responsibility to oversee any service providers it may engage to facilitate proxy voting on behalf of its clients.
Introduction/ Policy Statement
As an investment adviser or manager, Barings has a fiduciary duty to vote proxies on behalf of its clients (“Clients”). Regulations that apply to Barings, including Rule 206(4)-6 of the Investment Advisers Act of 1940 applicable to US regulated investment advisers, requires that Barings adopt and implement written policies and procedures that are reasonably designed to ensure that proxies are voted in the best interest of its Clients. The policies and procedures must:
●
Describe how Barings addresses material conflicts that may arise between Barings' interests and those of its Clients;
●
Disclose to Clients how they may obtain information regarding how Barings voted with respect to their securities; and
●
Describe to Clients Barings' proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures.
The purpose of this Global Proxy Voting Policy (“Policy”) is to establish the manner in which Barings will fulfill its proxy voting responsibilities and comply with applicable regulatory requirements. Barings understands that voting proxies is part of its investment advisory and management responsibilities and believes that as a general principle, proxies should be acted upon (voted or abstained) solely in the best interests of its Clients (i.e., in a manner that is most likely to enhance the economic value of the underlying securities held in Client accounts).
No Barings associate (“Associate”), officer, board of managers/directors of Barings or its affiliates (other than those assigned such responsibilities under the Policy) can influence how Barings votes proxies, unless such person has been requested to provide assistance from an authorized investment person or designee (“Proxy Analyst”) or from a member of the Governance and Conflicts Committee (“GCC”) and has disclosed any known Material Conflict, as discussed in the Procedures section below.
It should be noted that exercising rights related to preferred and private equity, equity related to distressed issuers or where Barings is involved in restructuring or refinancing efforts with an issuer are not covered by this Policy. Exercising rights for these types of securities and in these situations is handled by the relevant investment team, as it is Barings belief that they are in the best position to exercise these rights given their access to confidential or material non-public information. Such rights may also be subject to certain contractual or legal obligations that apply to Barings and its Clients.
Requirements
Standard Proxy Procedures
Barings engages a proxy voting service provider (“Service Provider”) responsible for processing and maintaining records of proxy votes. In addition, the Service Provider, a recognized authority on proxy voting and corporate governance, provides research and recommendations (including environmental, social and governance topics) on proxies to Barings as its research provider (“Research Provider”). Barings' policy is to generally vote all Client proxies for which it has proxy voting discretion in accordance with the recommendations of the Research Provider or with the Research Provider’s proxy voting guidelines (“Guidelines”), in absence of a recommendation. In circumstances where the Research Provider has not provided a recommendation, the proxy will be analyzed on a case-by-case basis.
Barings recognizes that there may be times when it is in the best interests of Clients to vote proxies: (i) against the Research Provider’s recommendations; or (ii) in instances where the Research Provider has not provided a recommendation, against the Guidelines. Barings can vote, in whole or part, against the Research Provider’s recommendations or Guidelines as it deems appropriate. Procedures are designed to ensure that votes against the Research Provider’s recommendations or Guidelines are made in the best interests of Clients and are not the result of any material conflict of interest (“Material Conflict”). For purposes of this Policy, a Material Conflict is defined as any position, relationship or interest, financial or otherwise, of Barings or Associate that could reasonably be expected to affect the independence or judgment concerning proxy voting.
Review of Service Provider/Research Provider
In determining whether to retain, or continue the retention of, the Service Provider and/or Research Provider Barings should consider, among other things:
(i)
if the Service Provider and/or Research Provider have the capacity and competency to adequately analyze the matters for which Barings is responsible for voting by, for example, reviewing the adequacy and quality of the Service Provider’s and/or Research Provider’s staffing, personnel, and/or technology;
(ii)
if the Research Provider has an effective process for seeking timely input from issuers and Research Provider clients with respect to such matters as its proxy voting policies, methodologies, and if applicable, its peer group constructions. If peer group comparisons are a component of the Research Provider’s substantive evaluation, Barings should consider how the Research Provider incorporates appropriate input in formulating its methodologies and construction of issuer peer groups, and how, in constructing peer groups, the Research Provider takes into account the unique characteristics regarding the issuer, to the extent available, such as the issuer’s size; its governance structure; its industry and any particular practices unique to that industry; and its history;
(iii)
whether the Research Provider has adequately disclosed to Barings its methodologies in formulating voting recommendations, such that Barings can understand the factors underlying the Research Provider’s voting recommendations. In addition, Barings should consider the nature of any third-party information sources that the Research Provider uses as a basis for its voting recommendations;
(iv)
whether the Research Provider has adequate policies and procedures to identify, disclose, and address actual and potential conflicts of interest, including (1) conflicts relating to the provision of proxy voting recommendations and proxy voting services generally, (2) conflicts relating to activities other than providing proxy voting recommendations and proxy voting services, and (3) conflicts presented by certain affiliations;
(v)
the effectiveness of the Research Provider’s firm’s policies and procedures for obtaining current and accurate information relevant to matters included in its research and on which it makes voting recommendations. In assessing such matters, Barings should consider: the Research Provider’s engagement with issuers, including the firm’s process for ensuring that it has complete and accurate information about the issuer and each particular matter, and the firm’s process, if any, for investment advisers to access the issuer’s views about the firm’s voting recommendations in a timely and efficient manner; and
(vi)
Barings should consider requiring the Research Provider to update Barings regarding business changes Barings considers relevant (i.e., with respect to the Research Provider’s capacity and competency to provide independent proxy voting advice or carry out voting instructions), and should consider whether the Research Provider appropriately updates its methodologies, guidelines, and voting recommendations on an ongoing basis, including in response to feedback from issuers and their shareholders.
Other Considerations
There could be circumstances where Barings is unable or determines not to vote a proxy on behalf of its Clients. The following is a non-inclusive list of examples whereby Barings may decide not to vote proxies on behalf of its Clients:
●
The cost of voting a proxy for a foreign security outweighs the expected benefit to the Client, so long as refraining from voting does not materially harm the Client;
●
Barings is not given enough time to process the vote (i.e. receives a meeting notice and proxy from the issuer too late to permit voting);
●
Barings may hold shares on a company's record date, but sells them prior to the company's meeting date;
●
Barings has outstanding sell orders on a particular security and the decision to refrain from voting may be made in order to facilitate such sale;
●
The underlying securities have been lent out pursuant to a security lending program; or
●
The company has participated in share blocking, which would prohibit Barings ability to trade or loan shares for a period of time.
Administration of Proxy Voting
Barings has designated the Proxy Voting Team to ensure the responsibilities set forth in this Policy are satisfied.
Handling of Proxies
Proxy statements and ballots are typically routed directly to Barings' proxy voting Service Provider. In the event that an Associate receives a proxy statement or ballot, the Associate should immediately forward the statement or ballot to the Proxy Voting Team who will record receipt of the proxy, route the materials for review, maintain a record of all action taken and process votes.
Voting of Proxies
Typically, Barings will vote all Client proxies for which it has proxy voting discretion, where no Material Conflict exists, in accordance with the Research Provider’s recommendation or Guidelines, unless: (i) Barings is unable or determines not to vote a proxy in accordance with the Policy; or (ii) a Proxy Analyst determines that it is in the Clients’ best interests to vote against the Research Provider’s recommendation or Guidelines. In the event a Proxy Analyst believes a proxy should be voted against the Research Provider's recommendations or Guidelines, the Proxy Voting Team will vote the proxy in accordance with the Proxy Analyst's recommendation so long as (i) no other Proxy Analyst disagrees with such recommendation; and (ii) no known Material Conflict is identified by the Proxy Analyst(s) or the Proxy Voting Team. If a Material Conflict is identified by a Proxy Analyst or the Proxy Voting Team, the proxy will be submitted to the GCC to determine how the proxy is to be voted in order to achieve the Clients' best interests.
Pre-vote communications with proxy-solicitors are prohibited. In the event that a pre-vote communication occurs, it should be reported to the GCC, the relevant Head of Compliance and/or General Counsel prior to voting. Any questions or concerns regarding proxy-solicitor arrangements should be addressed to the relevant Head of Compliance and/or General Counsel, or the respective designees.

Oversight
Compliance will review the Policy at least annually and recommend any necessary changes to Barings' GCC. Compliance or the GCC will be responsible for (ii) approving proxy voting forms as needed; and (iii) reviewing and approving any proposed changes to disclosures. In addition to the above, the Proxy Voting Team will provide materials to the relevant Barings’ governance committees or Compliance on the following matters:
(i)
The extent to which potential credible factual errors, potential incompleteness, or potential methodological weaknesses in the Service Provider and or Research Provider (that Barings becomes aware of and deems relevant) are materially affecting the research or recommendations that Barings used or is using in voting;
(ii)
Confirm to Compliance that it believes that Barings is casting votes on behalf of its clients consistently with the Policy. This confirmation will be based on the Proxy Voting Team, at least annually, sampling the proxy votes cast on behalf of its clients. The review will consist of sampling of proxy votes that relate to proposals that may require more issuer-specific analysis (e.g., mergers and acquisition transactions, dissolutions, conversions, or consolidations) and providing the results of this testing to Compliance. Any identified issues will be escalated as necessary to the relevant governance committee;
(iii)
Periodically reviewing the Service Provider’s guidelines used in the voting of proxies and notify the GCC of any material changes;
(iv)
Confirm that Barings is casting votes when a conflict of interest exists in compliance with the Policy;
(v)
Escalating any issues relating to proxy voting identified during internal or external audits or assessments or reviews to Compliance and or the relevant governance committee; and
(vi)
In circumstances where either the Proxy Voting Team has not provided a recommendation or has not contemplated an issue within its Guidelines and the proxy is analyzed on a case-by-case basis, or the matter subject to the proxy was contested or highly controversial, considering whether a higher degree of analysis was necessary to assess whether any votes cast on behalf of Barings’ clients were cast in the clients’ best interest will be presented to the GCC.
New Account Procedures
Investment management agreements generally delegate the authority to Barings to vote proxies in accordance with its Policy. In the event that an investment management agreement is silent on proxy voting, Barings should obtain written instructions from the Client as to their voting preference. However, except for those jurisdictions where written explicit delegation is required such as Hong Kong, Taiwan and South Korea, when the Client does not provide written instructions as to their voting preference, Barings will assume proxy voting responsibilities. In the event that a Client makes a written request regarding proxy voting, Barings will vote as instructed.
Required Disclosures and Client Request for Information
Barings will include a summary of this Policy in the Form ADV Part 2A for its US registered investment advisers, as well provide instructions as to how a Client may request a copy of this Policy and/or a record of how Barings voted the Client’s proxies. Requests will be directed to the Proxy Voting Team, who will provide the information to the appropriate client service representative in order to respond to the Client in a timely manner.
Conflict Resolution and Escalation Process
Associates should immediately report any issues they believe are a potential or actual breach of this Policy to their relevant business unit management and to the relevant Chief Compliance Officer (or relevant designee). The relevant Chief Compliance Officer (or relevant designee) will review the matter and determine whether the issue is an actual breach and whether to grant an exception, and/or the appropriate course of action. When making such determination, the relevant Chief Compliance Officer (or relevant designee) may, as part of his/her review, discuss the matter with relevant business unit management, members of the Senior Leadership Team, governance committees or other parties (i.e. legal counsel, auditor, etc.).
The relevant Compliance Department can grant exceptions to any provision of this Policy so long as such exceptions are consistent with the purpose of the Policy and applicable law, are documented and such documentation is retained for the required retention period. Any questions regarding the applicability of this Policy should be directed to the appropriate Compliance Department or the relevant Chief Compliance Officer (or relevant designee).
Books and Records Retained
The table below identifies each record that is required to be retained under this Policy, unless a different retention period is required by local regulations in the relevant jurisdiction. Records may be unique to a jurisdiction or consolidated with those maintained by Barings LLC. Any required record that is required to be retained under applicable Barings Policies, including those produced and/or created in whole or in part by using Generative AI will be retained based on the nature of the data and will be treated like human-created records under the relevant Barings Policy. To ensure proper retention of these records, all business should be conducted by Barings’ Associates using a Barings’ approved corporate device and/or an approved and supported Barings platform (e.g. mail system, social media account, recording technology, storage medium, trading platform, Barings’ supported application, etc.):
Description/ Requirement	Barings Record	Creator	Owner	Retention Period	Source
The Compliance review and any approvals needed by GCC of Policy, proxy activity, and approval of Proxy Voting Forms	Compliance and GCC meeting materials	Proxy Voting Team and Compliance	GCC Representative	7 Years	Barings Policy Requirement and Investment Advisers Act of 1940, Rule 206(4)-6 Barings Policy requirement for Barings US regulated Advisers

Proxy statements, research, recommendations, and records of votes cast	Proxy Records	Service Provider or Proxy Voting Team	Service Provider or Proxy Voting Team	7 Years	Barings Policy Requirement and Investment Advisers Act of 1940, Rule 206(4)-6 Barings Policy requirement for Barings US regulated Advisers

Proxy Voting Forms (including supporting documentation used in deciding how to vote)y	Proxy Voting Forms	Proxy Voting Team and/or Proxy Analyst	Proxy Voting Team	7 Years	Barings Policy Requirement and Investment Advisers Act of 1940, Rule 206(4)-6 Barings Policy requirement for Barings US regulated Advisers
Client written requests for proxy voting information and responses thereto	Client Proxy Requests	Proxy Voting Team	Proxy Voting Team	7 Years	Barings Policy Requirement and Investment Advisers Act of 1940, Rule 206(4)-6 Barings Policy requirement for

Description/ Requirement	Barings Record	Creator	Owner	Retention Period	Source
Barings US regulated Advisers

Form N-PX, for proxies voted on behalf of an investment company for which Barings serves as investment adviser and is responsible for making such filing on behalf of its Clients	Form N-PX	Proxy Voting Team	Legal Department	7 Years	Barings Policy requirement and Investment Advisers Act of 1940, Rule 206(4)-6 for Barings US regulated AdvisersRule 30b1-4

The Proxy Voting Policy, associated procedures and any amendments thereto	Proxy Voting Policy	Compliance Department	Compliance Department	7 Years	Barings Policy requirement

A copy of the Research Provider’s proxy voting guidelines	Research Provider's Proxy Voting Guidelines	Research Provider	Proxy Voting Team	7 Years	Barings Policy requirement

Original Date of Policy: October 2004 (Barings LLC)
Last Review Date: July 2025
Last Revision Date: August 2023

PART C. OTHER INFORMATION
Item 25.  Financial Statements and Exhibits
(1) Financial Statements:
Included in Part A: Financial Highlights
Included in Part B: Incorporated by reference to the Annual Report dated February 28, 2026. Filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.
Report of Independent Registered Public Accounting Firm; Audited Financial Statements as of February 28, 2025 Notes to Audited Financial Statements.
(2) Exhibits
Exhibit Number			Description
(a)	(1)		Second Amended and Restated Agreement and Declaration of Trust, dated June 11, 2026. (*)
	(2)		Certificate of Trust.(1)
(b)			Second Amended and Restated Bylaws, effective June 11, 2026. (*)
(c)			Not Applicable
(d)			Not Applicable
(e)			Not Applicable
(f)			Not Applicable
(g)	(1)		Master Investment Advisory Agreement, dated July 1, 2021, between the Registrant and Invesco Advisors, Inc.(3)
(2)
Master Intergroup Sub-Advisory Contract, dated July 9, 2021, between Invesco Advisers, Inc., on behalf of
Registrant, and each of Invesco Canada Ltd., Invesco Asset Management Deutschland GmbH, Invesco Asset
Management Limited, Invesco Asset Management (Japan) Ltd, Invesco Hong Kong Limited and Invesco Senior
Secured Management, Inc.(4)

	(3)	(a)	Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (7)
		(b)	Amendment No. 1, dated August 5, 2020, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (8)
		(c)	Amendment No. 2, dated September 4, 2020, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (8)
		(d)	Amendment No. 3, dated October 9, 2020, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (8)
		(e)	Amendment No. 4, dated December 22, 2020, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (9)
		(f)	Amendment No. 5, dated February 18, 2021, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated, July 1, 2020. (10)
		(g)	Amendment No. 6, dated March 31, 2021, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated, July 1, 2020. (11)
		(h)	Amendment No. 7, dated July 1, 2021, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(4)
		(i)	Amendment No. 8, dated August 2, 2021, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(4)

Exhibit Number	Description
(j)	Amendment No. 9, dated February 28, 2022, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(4)
(k)	Amendment No. 10, dated April 29, 2022, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(4)
(l)	Amendment No. 11, dated September 28, 2022, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(5)
(m)	Amendment No. 12, dated January 23, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(6)
(n)	Amendment No. 13, dated February 21, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020.(6)
(o)	Amendment No. 14, dated April 24, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC, dated July 1, 2020.(17)
(p)	Amendment No. 15, dated June 14, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC, dated July 1, 2020.(17)
(q)	Amendment No. 16, dated September 21, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (12)
(r)	Amendment No. 17, dated December 1, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (13)
(s)	Amendment No. 18, dated December 19, 2023, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (14)
(t)	Amendment No. 19, dated April 29, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (16)
(u)	Amendment No. 20, dated September 10, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (20)
(v)	Amendment No. 21, dated September 10, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (22)
(w)	Amendment No. 22, dated December 11, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (22)
(x)	Amendment No. 23, dated December 11, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (22)
(y)	Amendment No. 24, dated December 11, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (22)
(z)	Amendment No. 25, dated December 11, 2024, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (23)
(aa)	Amendment No. 26, dated June 16, 2025, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (24)
(bb)	Amendment No. 27, dated December 9, 2025, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (26)
(cc)	Amendment No. 28, dated December 9, 2025, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (*)
(dd)	Amendment No. 29, dated December 9, 2025, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (*)
(ee)	Amendment No. 30, dated March 10, 2026, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management LLC dated July 1, 2020. (*)

Exhibit Number			Description
	(4)	(a)	Sub-Advisory Contract - Invesco Advisers, Inc. and Barings LLC dated September 26, 2025. (*)
		(b)	Sub-Advisory Contract - Barings LLC and Baring International Investment Limited dated September 26, 2025. (*)
(h)	(1)	(a)	Master Distribution Agreement, dated July 1, 2021, between the Registrant and Invesco Distributors, Inc.(3)
	(2)	(a)	Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022.(6)
		(b)	Amendment No. 1, dated September 28, 2022, to the Fifth Amended and Restated Distribution and Service Plan.(6)
		(c)	Amendment No. 2, dated January 23, 2023, to the Fifth Amended and Restated Distribution and Service Plan.(6)
		(d)	Amendment No. 3, dated February 10, 2023, to the Fifth Amended and Restated Distribution and Service Plan.(6)
		(e)	Amendment No. 4 dated April 24, 2023, to the Fifth Amended and Restated Distribution and Service Plan (Compensation), effective July 1, 2022. (14)
		(f)	Amendment No. 5 dated March 16, 2023, to the Fifth Amended and Restated Distribution and Service Plan (Compensation), effective July 1, 2022. (14)
		(g)	Amendment No. 6 dated September 21, 2023, to the Fifth Amended and Restated Distribution and Service Plan (Compensation), effective July 1, 2022. (12)
		(h)	Amendment No. 7 dated December 19, 2023, to the Fifth Amended and Restated Distribution and Service Plan (Compensation), effective July 1, 2022. (15)
		(i)	Amendment No. 8, dated April 29, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (19)
		(j)	Amendment No. 9, dated August 28, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (19)
		(k)	Amendment No. 10, dated September 11, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (20)
		(l)	Amendment No. 11, dated September 10, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (20)
		(m)	Amendment No. 12, dated September 10, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (22)
		(n)	Amendment No. 13, dated December 11, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (22)
		(o)	Amendment No. 14, dated December 11, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (22)
		(p)	Amendment No. 15, dated December 11, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (22)
		(q)	Amendment No. 16, dated December 11, 2024, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (23)
		(r)	Amendment No. 17, dated June 16, 2025, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (24)
		(s)	Amendment No. 18, dated December 9, 2025, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (25)
		(t)	Amendment No. 19, dated December 9, 2025, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (26)
		(u)	Amendment No. 20, dated December 9, 2025, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (*)
		(v)	Amendment No. 21, dated December 9, 2025, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (*)

Exhibit Number			Description
		(w)	Amendment No. 22, dated March 10, 2026, to the Fifth Amended and Restated Distribution and Service Plan (Compensation) effective July 1, 2022. (*)
(i)			Not Applicable
(j)	(1)		Master Custodian Agreement(2)
(k)	(1)	(a)	Transfer Agency and Service Agreement, dated July 1, 2021, between Registrant and Invesco Investment Services, Inc.(3)
		(b)	Amendment No. 1 to the Transfer Agency and Service Agreement, dated July 1, 2021, between Registrant and Invesco Investment Services, Inc.(3)
	(2)		Master Administrative Services Agreement, dated July 1, 2021, between Registrant and Invesco Advisors, Inc.(3)
	(3)		Amended and Restated Multiple Class Plan of The Invesco Family of Funds, effective March 26, 2024.(18)
	(4)		Not Applicable
(l)			Legal Opinion - None
(m)			Not Applicable
(n)			Consent of Independent Registered Public Accounting Firm*
(o)			Not Applicable
(p)			Letter of Investment Intent[1]
(q)			Not Applicable
(r)	(1)
Code of Ethics and Personal Trading Policy for North America, dated January 2026, relating to Invesco Advisers, Inc.,
Invesco Canada Ltd., Invesco Senior Secured Management and Invesco Capital Management, LLC. (25)

	(2)		Code of Ethics and Personal Trading Policy for EMEA dated January 2026, relating to Invesco Asset Management Limited and Invesco Asset Management Deutschland (GmbH). (25)
	(3)		Code of Ethics and Personal Trading Policy for APAC, dated January 2026, relating to Invesco Asset Management (Japan) Limited, and Invesco Hong Kong Limited. (25)
	(4)		Code of Ethics of Barings LLC and Baring International Investment Limited.(*)
(s)			Powers of Attorney for Brown, Deckbar, Hostetler, Jones, Krentzman, Kupor, LaCava, Liddy, Perkin, Ressel, Sharp and Vandivort dated February 3, 2026. (25)

(1)
Incorporated by reference to the initial Registration Statement on Form N-2, filed on May 7, 2021.
(2)
Incorporated by reference to Post-Effective Amendment No. 89 to AIM Investment Securities Funds (Invesco Investment Securities Funds) Registration Statement on Form N-1A on June 27, 2019.
(3)
Incorporated by reference to Pre-Effective Amendment No. 1 to the initial Registration Statement on Form N-2, filed on July 6, 2021.
(4)
Incorporated by reference to PEA No. 1 to this Registration Statement on Form N-2, filed on June 27, 2022.
(5)
Incorporated by reference to Post-Effective Amendment No. 174 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A, filed on December 15, 2022.
(6)
Incorporated by reference to Post-Effective Amendment No. 195 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A on February 28, 2023.
(7)
Incorporated by reference to Post-Effective Amendment No. 137 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A filed on August 21, 2020.
(8)
Incorporated by reference to Post-Effective Amendment No. 139 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A filed on October 9, 2020.
(9)
Incorporated by reference to Post-Effective Amendment No. 141 to AIM Equity Funds (Invesco Equity Funds) Registration Statement on Form N-1A filed on February 25, 2021.
(10)
Incorporated by reference to Post-Effective Amendment No. 192 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A filed on March 30, 2021.
(11)
Incorporated by reference to Post-Effective Amendment No. 138 to AIM Funds Group (Invesco Funds Group) Registration Statement on Form N-1A filed on April 29, 2021.
(12)
Incorporated herein by reference to Post-Effective Amendment No. 189 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A, filed on December 14, 2023.

(13)
Incorporated by reference to PEA No. 104 to AIM International Mutual Funds (Invesco International Mutual Funds) Registration Statement on Form N-1A, filed on February 27, 2024.
(14)
Incorporated by reference to PEA No. 122 to AIM Sector Funds (Invesco Sector Funds) Registration Statement on Form N-1A, filed on August 25, 2023.
(15)
Incorporated by reference to Post-Effective Amendment No. 197 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A on February 27, 2024.
(16)
Incorporated by reference to Post-Effective Amendment No. 198 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A on March 27, 2024.
(17)
Incorporated by reference to PEA No 2., filed June 27, 2023.
(18)
Incorporated by reference to Post-Effective Amendment No. 94 to Short Term Investments Trust Registration Statement on Form N-1A on March 28, 2024.
(19)
Incorporated by reference to PEA No. 105 to AIM International Mutual Funds (Invesco International Mutual Funds) Registration Statement on Form N-1A, filed on October 10, 2024.
(20)
Incorporated herein by reference to Post-Effective Amendment No. 203 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A on December 19, 2024.
(21)
Incorporated herein by reference to Post-Effective Amendment No. 205 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A on January 31, 2025.
(22)
Incorporated by reference to Post-Effective Amendment No. 199 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A on February 27, 2025.
(23)
Incorporated by reference to Post-Effective Amendment No. 142 to AIM Funds Group (Invesco Funds Group) Registration Statement on Form N-1A on April 29, 2025.
(24)
Incorporated by reference to Post-Effective Amendment No. 109 to AIM International Mutual Funds (Invesco International Mutual Funds) Registration Statement on Form N-1A, filed on August 22, 2025.
(25)
Incorporated by reference to Post Effective Amendment No. 222 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A, filed on February 20, 2026.
(26)
Incorporated by reference to Post-Effective Amendment No. 203 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A on March 30, 2026.
*
Filed herewith.
Item 26: Marketing Arrangements
See Exhibit (h) to this Registration Statement.
Item 27: Other Expenses of Issuance and Distribution
Securities and Exchange Commission fees*	$0
Printing and engraving expenses*	$3,010
Legal fees*	$122,746
Audit expenses*	$147,932
Total	$273,689
*
Estimated based on expenses incurred during the previous fiscal year.
Item 28: Persons Controlled by or under Common Control with Registrant
The Fund wholly owns and controls the Invesco Dynamic Credit Opportunities Loan Origination Trust, a Massachusetts Business Trust and the Invesco Dynamic Credit Opportunity TB, LLC, a Delaware limited liability series company. The Invesco Dynamic Credit Opportunities Loan Origination Trust's and the Invesco Dynamic Credit Opportunity TB, LLC’s financial statements are and will be included on a consolidated basis in the Fund's annual and semi-annual reports to shareholders.
Item 29: Number of Holders of Securities
On May 29, 2026:
Title of Class	Number of Record Holders
Class A Shares	38
Class AX Shares	5,747
Class Y Shares	10

Class R6 Shares	8
Item 30: Indemnification
Please see Article VIII of the Registrant’s Second Amended & Restated Agreement and Declaration of Trust (Exhibit (a)(1)) for indemnification of Trustees and officers. Registrant’s Trustees and officers are also covered by an Errors and Omissions Policy. Section 16 of the Master Investment Advisory Agreement between the Registrant and the Adviser provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Investment Advisory Agreement on the part of the Adviser or any of its officers, directors or employees, the Adviser shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any act or omission in the course of, or connected with, rendering services under the Master Investment Advisory Agreement or for any losses that may be sustained in the purchase, holding or sale of any security. Section 12 of the Master Distribution Agreement between the Registrant and Invesco Distributors provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Distribution Agreement on the part of Invesco Distributors, the Registrant shall indemnify Invesco Distributors against any and all claims, demands, liabilities and expenses which Invesco Distributors may incur under the Securities Act of 1933, or common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in any registration statement or prospectus, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of Invesco Distributors.
Insofar as indemnification for claims, demands expenses and liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person or Invesco Distributors in connection with the Shares being registered, such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Investment Adviser
The only employment of a substantial nature of Invesco’s directors and officers is with Invesco and its affiliated companies. For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of Invesco Management S.A. (though its assumption of the duties and obligation of Invesco Asset Management Deutschland GmbH under the Sub-Advisory Contract), Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc., Invesco Canada Ltd. , Barings LLC and Baring International Investment Limited (each a “Sub-Adviser”, collectively the “Sub-Advisers”) reference is made to Form ADV filed under the Investment Advisers Act of 1940 by each Sub-Adviser herein incorporated by reference. Reference is also made to the caption “Management of the Fund — The Advisers” in the Prospectus which comprises Part A of this Registration Statement, and to the discussion under the caption “Investment Advisory and Other Services” of the Statement of Additional Information which comprises Part B of this Registration Statement, and to Item 32 of this Part C.
Item 32: Location of Accounts and Records
Invesco Advisers, Inc., 1331 Spring Street NW, Suite 2500, Atlanta, Georgia 30309, maintains physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices, 11 Greenway Plaza, Houston, Texas 77046-1173, except for those maintained at its Atlanta offices at the address listed above or at its Louisville, Kentucky offices, 400 West Market Street, Suite 3300, Louisville, Kentucky 40202 and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, 225 Franklin Street, Boston, Massachusetts 02110, and the Registrant’s Transfer Agent and Dividend Paying Agent, Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078.
Records may also be maintained at the offices of:

Invesco Management S.A. 37a Avenue John F. Kennedy 1855 Luxembourg

Invesco Asset Management Ltd. Perpetual Park Perpetual Park Drive Henley-on-Thames Oxfordshire, RG91HH United Kingdom

Invesco Asset Management (Japan) Limited Roppongi Hills Mori Tower 14F 6-10-1 Roppongi Minato-ku, Tokyo 106-6114 Japan

Invesco Hong Kong Limited 45F Jardine House 1 Connaught Place Central, Hong KongP.R.C.

Invesco Senior Secured Management, Inc. 225 Liberty Street New York, NY 10281

Invesco Canada Ltd. 130 King Street West Suite 1900 Toronto, Ontario Canada M5X 1E3

Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

Barings LLC. 300 S. Tryon Street, Suite 2500 Charlotte, NC 28202
Baring International Investment Limited. 20 Old Bailey London, EC4M 7BF United Kingdom
Item 33: Management Services
Not applicable
Item 34: Undertakings
The Registrant hereby undertakes:
1. Not applicable
2. Not applicable
3. (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (2) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: (1) if the Registrant is subject to Rule 430B under the Securities Act of 1933: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act of 1933 for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C under the Securities Act of 1933: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4. (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
5. If applicable:
(a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(b) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant, Invesco Dynamic Credit Opportunity Fund, certifies that it meets all the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(b) under the 1933 Act and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Houston, and the State of Texas, on the 25th day of June, 2026.
Invesco Dynamic Credit Opportunity Fund
By:	/s/ Glenn Brightman
Glenn Brightman
Title:	President
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the dates indicated.
SIGNATURE	TITLE	DATE
/s/ Glenn Brightman	President	June 25, 2026
(Glenn Brightman)	(Principal Executive Officer)
/s/ Beth Ann Brown*	Chair and Trustee	June 25, 2026
(Beth Ann Brown)
/s/ Carol Deckbar*	Trustee	June 25, 2026
(Carol Deckbar)
/s/ Cynthia Hostetler*	Trustee	June 25, 2026
(Cynthia Hostetler)
/s/ Eli Jones*	Trustee	June 25, 2026
(Eli Jones)
/s/ Elizabeth Krentzman*	Trustee	June 25, 2026
(Elizabeth Krentzman)
/s/ Jeffrey H. Kupor*	Trustee	June 25, 2026
(Jeffrey H. Kupor)
/s/ Anthony J. LaCava, Jr.*	Trustee	June 25, 2026
(Anthony J. LaCava, Jr.)
/s/ James Liddy*	Trustee	June 25, 2026
(James Liddy)
/s/ Edward Perkin*	Trustee	June 25, 2026
(Edward Perkin)
/s/ Teresa M. Ressel*	Trustee	June 25, 2026
(Teresa M. Ressel)
/s/ Douglas Sharp*	Trustee	June 25, 2026
(Douglas Sharp)
/s/ Daniel S. Vandivort*	Trustee	June 25, 2026
(Daniel S. Vandivort)

/s/ Adrien Deberghes	Senior Vice President &	June 25, 2026
(Adrien Deberghes)	Treasurer (Principal Financial Officer)

SIGNATURE	TITLE	DATE

/s/ Glenn Brightman		June 25, 2026
(Glenn Brightman)
Attorney-In-Fact

* Glenn Brightman, pursuant to powers of attorney dated February 3, 2026, incorporated herein by reference to Post-Effective Amendment No. 222 to AIM Counselor Series Trust (Invesco Counselor Series Trust) Registration Statement on Form N-1A, filed on February 20, 2026.

SCHEDULE OF EXHIBITS TO FORM N-2
INVESCO DYNAMIC CREDIT OPPORTUNITY FUND
(a)(1)	Second Amended and Restated Agreement and Declaration of Trust, dated June 11, 2026.
(b)	Second Amended and Restated Bylaws, effective June 11, 2026.
(g)(3)(cc)	Amd No. 28 to Sub-Advisory Contract - IAI and ICM dated December 9, 2025.
(g)(3)(dd)	Amd No. 29 to Sub-Advisory Contract - IAI and ICM dated December 9, 2025.
(g)(3)(ee)	Amd No. 30 to Sub-Advisory Contract - IAI and ICM dated March 10, 2026.
(g)(4)(a)	Sub-Advisory Contract - Invesco Advisers, Inc. and Barings LLC dated September 26, 2025.
(g)(4)(b)	Sub-Advisory Contract - Barings LLC and Baring International Investment Limited dated September 26, 2025.
(h)(u)	Amd No. 20 to 5th A&R Distribution Service Plan (Comp) dated December 9, 2025.
(h)(v)	Amd No. 21 to 5th A&R Distribution Service Plan (Comp) dated December 9, 2025.
(h)(w)	Amd No. 22 to 5th A&R Distribution Service Plan (Comp) dated March 10, 2026.
(n)	Consent of Independent Registered Public Accounting Firm
(r)(4)	Code of Ethics of Barings LLC and Baring International Investment Limited.